             As filed with the Securities and Exchange Commission on

                                 July 25, 2001

                           Registration No. 333-57240

               (Investment Company Act Registration No. 811-7270)
         - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              - - - - - - - - - - -

                                    FORM N-14
                                      ----
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 /X/
                                      -----

                                      -----
                         Pre-Effective Amendment No. / /

                                      -----

                                      -----
                        Post-Effective Amendment No. /2/

                                      -----
                        (Check appropriate box or boxes)
                        - - - - - - - - - - - - - - - - -

                           PUTNAM MUNICIPAL BOND FUND
          (formerly known as Putnam Investment Grade Municipal Trust II)

               (Exact Name of Registrant as Specified in Charter)
               One Post Office Square, Boston, Massachusetts 02109

                    (Address of Principal Executive Offices)

                                  617-292-1000
                        (Area Code and Telephone Number)
                         - - - - - - - - - - - - - - - -
                         JOHN R. VERANI, Vice President
                           PUTNAM MUNICIPAL BOND FUND

                             One Post Office Square
                           Boston, Massachusetts 02109
                     (Name and address of Agent for Service)
                         - - - - - - - - - - - - - - - -
                                    Copy to:
                           JOHN W. GERSTMAYR, Esquire
                                  ROPES & GRAY
                             One International Place
                           Boston, Massachusetts 02110
                         - - - - - - - - - - - - - - - -

                     Approximate Date of Proposed Offering:
  As soon as practicable after this Registration Statement becomes effective.

IMPORTANT INFORMATION FOR SHAREHOLDERS OF

PUTNAM INVESTMENT GRADE MUNICIPAL TRUST III AND

PUTNAM INVESTMENT GRADE MUNICIPAL TRUST II


          The document you hold in your hands contains a combined prospectus/proxy statement and proxy card. A proxy card is, in essence, a ballot. When you fill out your proxy card, it tells us how to vote on your behalf on important issues relating to your fund. If you complete and sign the proxy, we'll vote it exactly as you tell us. If you simply sign the proxy, we'll vote it in accordance with the Trustees' recommendations on pages 33 and 35.

          We urge you to carefully review the prospectus/proxy statement, fill out your proxy card and return it to us. When shareholders don't return their proxies in sufficient numbers, we have to make follow-up solicitations which can cost your fund money.

          We want to know how you would like to vote and welcome your comments. Please take a few minutes with these materials and return your proxy card to us.


                                     [LOGO]
                            BOSTON o LONDON o TOKYO

A Message from the Chairman

[GRAPHIC OF JOHN A. HILL]

Dear Shareholder:

I am writing to you to ask for your vote on an important matter that affects your investment in Putnam Investment Grade Municipal Trust II ("Trust II"). While you are, of course, welcome to join us at the meeting, most shareholders cast their vote by filling out and signing the enclosed proxy card, by calling 1-800-225-1581 or by voting via the Internet at www.proxyweb.com/Putnam.

The fund is asking for your vote on the following matters:
1. Approval of a proposed merger of Putnam Investment Grade Municipal Trust III ("Trust III") into Trust II. In this merger, the common shares of Trust III would, in effect, be exchanged, on a tax-free basis, for common shares of Trust II with an equal net asset value and the preferred shares of Trust III would, in effect, be exchanged for preferred shares of Trust II with an equal aggregate liquidation preference (face amount). (To be voted on by common and preferred shareholders.)

2. Approval of the authorization, creation and issuance of up to $60 million of additional preferred shares of Trust II. (To be voted on by preferred shareholders only.)

The proposed merger is not intended to change significantly the nature of your investment. The investment objective and policies of Trust III and your fund are virtually identical. Both are leveraged, closed-end funds seeking as high a level of current income exempt from federal income tax as Putnam Investment Management, LLC ("Putnam Management") believes is consistent with preservation of capital and both invest primarily in investment grade municipal bonds. Although the proposed merger will not materially affect the operation of your fund, we are required by the Rules of the New York Stock Exchange to solicit your vote on this matter.

The proposed authorization, creation and issuance of up to $60 million of additional remarketed preferred shares of Trust II after the merger will enable the combined fund to increase its leverage. The additional leverage will bring the combined fund more in line with the leverage levels of comparable closed-end municipal bond funds with similar investment objectives.

The proposals are key elements in a plan to make both funds more attractive to shareholders. Putnam Management believes that increasing the potential earning power of the combined fund and creating a broader shareholder base for the combined fund's shares may attract more interest in the combined fund than is currently the case with either fund, which may result in higher trading levels for the combined fund's common shares. However, there can be no guarantee that these steps will have the intended effect.

Your vote is important to us. We appreciate the time and consideration I am sure you will give this important matter. If you have questions about the proposals, please call 1-800-225-1581, or call your financial advisor.

                                         Sincerely yours,

                                         /S/ John A. Hill

                                         John A. Hill, Chairman

A Message from the Chairman

[GRAPHIC OF JOHN A. HILL]

Dear Shareholder:

I am writing to you to ask for your vote on an important matter that affects your investment in Putnam Investment Grade Municipal Trust III ("Trust III"). While you are, of course, welcome to join us at the meeting, most shareholders cast their vote by filling out and signing the enclosed proxy card, by calling 1-800-225-1581 or by voting via the Internet at www.proxyweb.com/Putnam.

The fund is asking for your vote on the following matter:

      Approval of a proposed merger of Trust III into Putnam Investment Grade Municipal Trust II ("Trust II"). In this merger, the common shares of Trust III would, in effect, be exchanged, on a tax-free basis, for common shares of Trust II with an equal net asset value and the preferred shares of Trust III would, in effect, be exchanged for preferred shares of Trust II with an equal aggregate liquidation preference (face amount).


The proposed merger is not intended to change significantly the nature of your investment. The investment objective and policies of Trust II and your fund are virtually identical. Both are leveraged, closed-end funds seeking as high a level of current income exempt from federal income tax as Putnam Investment Management, LLC ("Putnam Management") believes is consistent with preservation of capital and both invest primarily in investment grade municipal bonds.

The merger is a key element in a plan to make both funds more attractive to shareholders by combining two relatively small closed-end funds and then having the merged entity issue additional preferred shares to provide additional income potential. Putnam Management believes that increasing the potential earning power of the combined fund and creating a broader shareholder base for the combined fund's shares may attract more interest in the combined fund than is currently the case with either fund, which may result in higher trading levels for the combined fund's common shares. However, there can be no guarantee that these steps will have the intended effect.

Your vote is important to us. We appreciate the time and consideration I am sure you will give this important matter. If you have questions about the proposal, please call 1-800-225-1581, or call your financial advisor.

                                         Sincerely yours,

                                         /S/ John A. Hill

                                         John A. Hill, Chairman

Table of contents

Notice of a Joint Meeting of Shareholders                                   (1)

Combined Prospectus/Proxy Statement                                         (3)


Proxy card enclosed











If you have any questions, please contact
us at the special toll-free number we have
set up for you (1-800-225-1581)
or call your financial advisor.
-----------------------------------------------

PUTNAM INVESTMENT GRADE MUNICIPAL TRUST III ("TRUST III")
AND
PUTNAM INVESTMENT GRADE MUNICIPAL TRUST II ("TRUST II")

Notice of a Joint Meeting of Shareholders


  This is the formal agenda for the shareholder meeting. It tells you what matters will be voted on and the time and place of the meeting.


  To the Shareholders of Trust III:

  A Meeting of Shareholders of Trust III will be held July 12, 2001, at 2:00 p.m., Boston time, on the eighth floor of One Post Office Square, Boston, Massachusetts, to consider the following:


  Approving an Agreement and Plan of Reorganization and the transactions contemplated thereby, including the transfer of all of the assets of Trust III to Trust II in exchange for the issuance and delivery to Trust III of common and preferred shares of Trust II and the assumption by Trust II of all of the liabilities of Trust III, and the distribution of such common shares to the common shareholders of Trust III and such preferred shares to the preferred shareholders of Trust III in complete liquidation of Trust III. See page 5. (To be voted on by common and preferred shareholders.)


                                       (1)

       To the Shareholders of Trust II:

       A Meeting of Shareholders of Trust II will be held July 12, 2001, at 2:00 p.m., Boston time, on the eighth floor of One Post Office Square, Boston, Massachusetts, to consider the following:

1. Approving an Agreement and Plan of Reorganization and the transactions contemplated thereby, including the transfer of all of the assets of Trust III to Trust II in exchange for the issuance and delivery to Trust III of common and preferred shares of Trust II and the assumption by Trust II of all of the liabilities of Trust III, and the distribution of such common shares to the common shareholders of Trust III and such preferred shares to the preferred shareholders of Trust III in complete liquidation of Trust III. See page 5. (To be voted on by common and preferred shareholders.)

2. Approving the authorization, creation and issuance of additional preferred shares of Trust II with an initial aggregate liquidation preference of up to $60 million. See page 34. (To be voted on by preferred shareholders only.)

       By the Trustees
       John A. Hill, Chairman
       George Putnam, III, President

       Jameson Adkins Baxter   John H. Mullin, III
       Hans H. Estin           Robert E. Patterson
       Ronald J. Jackson       A.J.C. Smith
       Paul L. Joskow          W. Thomas Stephens
       Elizabeth T. Kennan     W. Nicholas Thorndike
       Lawrence J. Lasser

       WE URGE YOU TO MARK, SIGN, DATE, AND MAIL THE ENCLOSED PROXY IN THE POSTAGE-PAID ENVELOPE PROVIDED, OR RECORD YOUR VOTING INSTRUCTIONS VIA THE INTERNET, SO THAT YOU WILL BE REPRESENTED AT THE MEETING.

       May 14, 2001



                                       (2)

Prospectus/Proxy Statement
May 4, 2001


This Prospectus/Proxy Statement relates to the proposed merger of Putnam Investment Grade Municipal Trust III ("Trust III") into Putnam Investment Grade Municipal Trust II ("Trust II"), each located at One Post Office Square, Boston, MA 02109; (617) 292-1000. As a result of the proposed merger, each holder of common shares of Trust III will receive a number of full and fractional common shares of Trust II equal in value at the date of the exchange to the total value of the shareholder's Trust III common shares. Similarly, each holder of preferred shares of Trust III will receive preferred shares of Trust II with an equal aggregate liquidation preference.

This Prospectus/Proxy Statement is being mailed on or about May 14, 2001. It explains concisely what you should know before voting on the matters described herein or investing in Trust II, a diversified, closed-end management investment company. Please read it and keep it for future reference.

A Statement of Additional Information (the "SAI"), dated May 4, 2001, relating to the proposed merger has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this Prospectus/Proxy Statement. For a free copy of the SAI, please contact us at 1-800-225-1581.

The securities offered by this Prospectus/Proxy Statement have not been approved or disapproved by the SEC nor has the SEC passed upon the accuracy or adequacy of this Prospectus/Proxy Statement. Any representation to the contrary is a criminal offense.

Shares of Trust II are not deposits or obligations of, or guaranteed or endorsed by, any financial institution, are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency, and involve risk, including the possible loss of principal amount invested.



                                       (3)

This document will give you the information you need to vote on the proposals. Much of the information is required under rules of the SEC; some of it is technical. If there is anything you don't understand, please contact us at our toll-free number, 1-800-225-1581, or call your financial advisor. Like Trust II, Trust III is in the family of funds managed by Putnam Investment Management, LLC ("Putnam Management"). Trust II and Trust III are collectively referred to herein as the "funds," and each is referred to individually as a "fund."

The common shares of Trust II are listed on the New York Stock Exchange (the "NYSE") under the symbol "PMG" and the common shares of Trust III are listed on the American Stock Exchange (the "AMEX") under the symbol "PML." You may inspect reports, proxy material and other information concerning either Trust II or Trust III at its respective exchange.

Trust II and Trust III are subject to the informational requirements of the Securities Exchange Act of 1934 and, as a result, file reports and other information with the SEC. You may review and copy information about either Trust II or Trust III, including the SAI, at the SEC's public reference room in Washington, D.C. You may call the SEC at 1-202-942-8090 for information about the operation of the public reference room. You may obtain copies of this information, with payment of a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102. You may also access reports and other information about the funds on the EDGAR database on the SEC's Internet site at http://www.sec.gov.



                                       (4)

Synopsis


I. PROPOSAL REGARDING APPROVAL OF MERGER, PLAN OF REORGANIZATION AND RELATED TRANSACTIONS

       The responses to the questions that follow provide an overview of key points typically of concern to shareholders considering a proposed merger between closed-end funds. These responses are qualified in their entirety by the remainder of the Prospectus/Proxy Statement, which contains additional information and further details regarding the proposed merger.

1.     What is being proposed?

       The Trustees of the funds are recommending that shareholders approve the merger of Trust III into Trust II and the related transactions contemplated by the Agreement and Plan of Reorganization. If approved by shareholders, all of the assets of Trust III will be transferred to Trust II in exchange for the issuance and delivery to Trust III of common and preferred shares of Trust II (the "Common Merger Shares" and the "Preferred Merger Shares," respectively, and together, the "Merger Shares") with a value equal to the value of Trust III's assets net of liabilities and for the assumption by Trust II of all of the liabilities of Trust III. Immediately following the transfer, the Common Merger Shares and the Preferred Merger Shares received by Trust III will be distributed to its common and preferred shareholders, respectively, pro rata.

2.     What will happen to my shares as a result of the merger?

       If you are a shareholder of Trust III, your common shares of Trust III will, in effect, be exchanged on a tax-free basis for common shares of Trust II with an equal aggregate net asset value on the date of the merger. It is possible, however, that the market value of such shares may differ. See question 11 below. Your preferred shares of Trust III will, in effect, be exchanged on a tax-free basis for preferred shares of Trust II with an equal aggregate liquidation preference and substantially the same terms.


                                       (5)

       If you are a shareholder of Trust II, your common and preferred shares of Trust II will not be affected by the merger, but will represent interests in a larger fund pursuing the same investment objectives and policies.

3.     Why are the Trustees proposing the merger?

       As discussed in more detail below, the two funds are virtually identical in investment strategy and policy. The merger is a key element in a plan to make both funds more attractive to shareholders by combining two relatively small closed-end funds and then having the merged entity issue additional preferred shares to provide additional income potential. Accordingly, Trust II currently intends to issue additional preferred shares following the merger, and is currently seeking the approval by its preferred shareholders of the authorization, creation and issuance by Trust II of new preferred shares (in addition to the Preferred Merger Shares) with an initial aggregate liquidation preference of up to $60 million (the "Additional Preferred Shares"). Although it would be possible for Trust III and Trust II to make corresponding offerings of new preferred shares separately, Putnam Management believes that making a single offering of Additional Preferred Shares following the merger would be more efficient and result in lower costs of issuance. The significant increase in the number of common shares outstanding for the combined fund might also attract greater interest, and may create a more liquid market for common shareholders in the combined fund. As Trust II is considerably larger, the Trustees believe it is appropriate for the smaller Trust III to be merged into the larger fund.

4. How do the investment goals, policies and restrictions of the two funds compare?

       The investment goals and policies of the two funds are virtually identical. Each seeks as high a level of current income exempt from federal income tax as Putnam Management


                                       (6)
       believes is consistent with preservation of capital by investing, under normal market conditions, at least 80% of its assets in investment grade tax-exempt securities. Because Trust II has proportionately more preferred shares outstanding than Trust III, Trust II is more leveraged. It is expected that the combined fund will become even more leveraged following the merger, because Trust II intends to offer up to $60 million in Additional Preferred Shares.

5. How do the management fees and other expenses of the two funds compare, and what are they estimated to be following the merger?

       The aggregate management and administrative services fees of the funds payable to Putnam Management are identical. For more information on the management and administrative service fees paid by the funds, see "Information about the Funds--Management" below.

       As shown in the table below, Trust II's total operating expenses were slightly higher as a percentage of net assets attributable to common shares than those of Trust III for the 12-month period ended October 31, 2000. The difference in expenses is attributable to the greater relative amount of preferred shares outstanding for Trust II. Each fund pays management fees, as well as a remarketing fee of 0.25% per annum, on the aggregate liquidation preference of its outstanding preferred shares. The pro forma post-merger total operating expenses of Trust II are also higher than those of Trust III as a percentage of net assets attributable to common shares for the same reason, and would be even higher giving effect to the proposed issuance of Additional Preferred Shares. If the expenses associated with preferred shares had been excluded, the table would have shown lower total operating expenses for shareholders of each fund as a result of the merger. Putnam Management believes that the higher expenses associated with preferred shares will be more than offset by the higher income potentially available from increased leverage.



                                       (7)

                                              Trust II     Trust III
--------------------------------------------------------------------
Shareholder transaction expenses
 Maximum sales charge imposed on purchases
   (as a percentage of offering price)        None(a)      None(a)
 Dividend Reinvestment Plan                   None(b)      None(b)
--------------------------------------------------------------------

(a) Shares of either fund purchased on the secondary market are not subject to sales charges but may be subject to brokerage commissions or other charges. The table does not include an underwriting commission paid by shareholders in the initial offering of each fund.

(b) Each participant in a fund's dividend reinvestment plan pays a proportionate share of the brokerage commissions incurred with respect to open market purchases in connection with such plan.


Annual Fund Operating Expenses*

(Expenses that are deducted from Fund assets)

                                                                      Trust II
                                                                      (Pro forma
                                                                      combined with
                                                    Trust II          Additional
                                                    (Pro forma        Preferred
                         Trust III     Trust II     combined)         Shares)
-----------------------------------------------------------------------------------
Management Fees**            0.85%         0.96%         0.94%            1.13%
Other Expenses               0.31%         0.30%         0.27%***         0.36%***
Total Annual Fund
  Operating Expenses         1.16%         1.26%         1.21%***         1.49%***
-----------------------------------------------------------------------------------

  *Ratios reflect net assets available to common shares only, although fees and expenses shown include costs related to preferred shares.

 **Assumes that each fund's preferred shares make a positive contribution to the net income available for distribution to common shareholders. Otherwise, management fees would be reduced. For Trust III, the fees shown include an administrative services fee.

***Does not reflect non-recurring expenses related to the merger. If such expenses had been reflected, pro forma "other expenses" and Total Annual Fund Operating Expenses would have been .51% and 1.45%, respectively (or .60% and 1.73%, respectively, giving effect to the Additional Preferred Shares).



                                       (8)

       The tables are provided to help you understand the expenses of investing in the funds and your share of the operating expenses that each fund incurs and that Putnam Management expects the combined fund to incur in the first year following the merger. The expenses shown in the table do not reflect the application of credits related to expense offset arrangements that reduce certain fund expenses.

       Examples

       These examples translate the "Total Annual Fund Operating Expenses" shown in the preceding table into dollar amounts. By doing this, you can more easily compare the cost of investing in the funds. The examples make certain assumptions. They assume that you invest $1,000 in common shares of a fund for the time periods shown. They also assume 5% return on your investment each year and that a fund's operating expenses remain the same. The examples are hypothetical; your actual costs and returns may be higher or lower.


                               1 Year     3 Years     5 Years     10 Years
       -------------------------------------------------------------------
       Trust III                  $12        $37         $64         $141
       Trust II                   $13        $40         $69         $152
       Trust II
         (Pro forma
         combined)                $12        $38         $67         $147
       Trust II
         (Pro forma
         combined
         Additional
         Preferred Shares)        $15        $47         $81         $178
       -------------------------------------------------------------------

6.     What are the federal income tax consequences of the proposed merger?

       For federal income tax purposes, no gain or loss will be recognized by the funds or their shareholders as a result of the merger.


                                       (9)

7.     Will my dividend be affected by the merger?

       The merger will not result in a change in dividend policy. Because the funds' earning rates are currently substantially similar, the merger will not result in any immediate material change in current dividend rate. Over the longer term, the level of dividends will depend on market conditions and the amount of preferred shares the combined fund may from time to time have outstanding. As described above, Trust II has proportionally more preferred shares outstanding than Trust III. Putnam Management believes that issuance of the Additional Preferred Shares would offer the common shareholders of the combined fund the opportunity for increased dividends. Trust II will not permit any holder of Trust III common shares holding certificates for such shares at the time of the merger to receive cash dividends or other distributions, receive certificates for Common Merger Shares or pledge Common Merger Shares until such certificates for Trust III shares have been surrendered, or, in the case of lost certificates, until an adequate surety bond has been posted.

       If a shareholder is not, for the reason above, permitted to receive cash dividends or other distributions on Common Merger Shares, Trust II will pay all such dividends and distributions in additional shares, notwithstanding any election the shareholder may have made previously to receive dividends and distributions on Trust III shares in cash.

8. Do the procedures for purchasing and selling shares of the two funds differ?

       Except for the fact that the common shares of Trust II are listed on the NYSE while the common shares of Trust III are listed on the AMEX, the procedures for purchasing and selling shares of each fund are identical and will not change. As closed-end funds, the funds do not redeem outstanding shares or continuously offer shares. The funds' shares currently may be bought



                                      (10)
       and sold at prevailing market prices on the relevant exchange. Trust II will apply to list the Common Merger Shares on the NYSE. It is a condition to the closing of the merger that the Common Merger Shares be accepted for listing.

9.     How will I be notified of the outcome of the merger?

       If the proposed merger is approved and you are a shareholder of Trust III, you will receive confirmation after the reorganization is completed, indicating your new account number, the number of shares you are receiving and the procedures for surrendering your certificates, if you have any. Otherwise, you will be notified in the next annual report of your fund.

10.    Will the number of shares I own change?

       The number of preferred shares of Trust III you own will not change. If you are a common shareholder of Trust III, the number of common shares you own will change but the total value of the common shares of Trust II you receive will equal the total value of the common shares of Trust III that you hold at the time of the merger. If you are a shareholder of Trust II, the number of Trust II shares you own will not change. Even though the net asset value per common share of each fund is different, the total net asset value of a shareholder's holdings will not change as a result of the merger. Of course, the Common Merger Shares may trade at a discount from net asset value, which might be greater or less than the trading discount of Trust III common shares at the time of the merger.

11.    Will the market value of my investment change?

       Common shares of each fund will continue to be traded on the relevant exchange until the time of the merger, and may at times trade at a market price greater or less than net asset value. In recent years, shares of both funds have traded at a discount to net asset value. Depending on market conditions immediately prior to the exchange, common shares of Trust II may trade at a larger or smaller discount to net asset value



                                      (11)
       than common shares of Trust III. This could result in the Common Merger Shares having a market value that is greater or less than the market value the Trust III common shares currently have.

12.    Why is the vote of Trust II's shareholders being solicited?

       Although, as a technical matter, Trust II will continue its legal existence and operations as before, we are required by the Rules of the NYSE to solicit the vote of Trust II's shareholders in this matter. In addition, because the merger involves the authorization, creation and issuance by Trust II of preferred shares (the Preferred Merger Shares), Trust II's Bylaws require the approval of Trust II's existing preferred shareholders.

13. What percentage of shareholders' votes are required to approve the merger?

       Approval of the merger will require the "yes" vote of the holders of:

       o a majority of the outstanding common and preferred shares of beneficial interest of Trust III entitled to vote (voting together),

       o a majority of the outstanding preferred shares of Trust III,

       o a majority of the outstanding common and preferred shares of beneficial interest of Trust II entitled to vote (voting together) (or a majority of the outstanding common and preferred shares of beneficial interest of Trust II voted, if holders of more than 50% of such shares vote), and

       o a majority of the outstanding preferred shares of Trust II.

       The Trustees believe that the proposed merger is in the best interests of each fund's shareholders. Accordingly, the Trustees unanimously recommend that shareholders vote FOR approval of the proposed merger.



                                      (12)

Risk Factors

> What is the principal risk of the proposed merger and related transactions?

  Although Trust II and Trust III have virtually identical investment policies and operate in a similar manner, the merger will result in increased investment leverage for shareholders of Trust III because Trust II's capital structure is more leveraged than Trust III's. In addition, if the merger is completed, the combined fund intends to issue up to $60 million in Additional Preferred Shares, which will increase leverage for all shareholders of the combined fund. The percentage of the net assets represented by preferred shares for the two funds and on a pro forma basis for the combined fund is as follows (as of October 31, 2000):


                                                      Percentage Represented by
Fund                                                  Preferred Shares
--------------------------------------------------------------------------------
Trust III                                                    16.6%
Trust II                                                     26.7%
Pro forma combined:
Giving effect to merger                                      24.7%
Giving effect to merger and Additional
  Preferred Shares                                           37.4%
--------------------------------------------------------------------------------

  As of February 16, 2001, the average leverage percentage (preferred share assets divided by total assets) for the universe of closed-end municipal bond funds was 33.77%, according to Wiesenberger, a fund information service.

  Although the increase in leverage is intended to enhance the income of the combined fund, it also involves significant risks not present with unleveraged funds having similar investment objectives and policies, including a higher volatility of the net asset value of the common shares and potentially more volatility in the market value of the common shares.



                                      (13)

Successful use of a leveraging strategy may depend on Putnam Management's ability to correctly predict interest rates and market movements, and there is no assurance that a leveraging strategy will be successful during any period in which it is employed.

So long as the increase in Trust II's net return on its investment portfolio as a result of the leverage provided by the preferred shares is greater than the then current dividend rate on preferred shares, after taking into account the additional operating expenses relating to the preferred shares, the effect of the leverage provided by such preferred shares will be to cause the common shareholders to realize a higher current dividend rate than if Trust II were not so leveraged. On the other hand, to the extent that the then current dividend rate on the preferred shares were to exceed the amount of any such increase after expenses in Trust II's net return on its investment portfolio as a result of leverage provided by the preferred shares, Trust II's leveraged capital structure would result in a lower rate of return to its common shareholders than if Trust II had less leverage or an unleveraged capital structure. In addition to the potential effects on investment income and dividends, Trust II's leveraged capital structure may also adversely affect the net asset value and market value of its common shares. Similarly, because any decline in the value of Trust II's investments is generally borne by its common shareholders, the effect of leverage in a declining market would be to cause a greater decline in the net asset value of common shares than if Trust II were not leveraged, which would likely be reflected in a greater decline in the market price for Trust II's common shares.

If the fund's current investment income is not sufficient to meet dividend payments on its preferred shares, it could be necessary for the fund to liquidate certain of its investments, thereby reducing the net asset value attributable to the fund's common shares. In addition, a decline in the net asset value of the fund's investments may affect the ability of the fund to

                                      (14)
  make dividend payments on its common shares, and such failure to pay dividends or make distributions may result in the fund ceasing to qualify as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code").

  Leverage thus creates risks for common shareholders, including the risk that fluctuations in the dividend rates of the preferred shares may affect the yield to common shareholders, and the likelihood of greater declines in the net asset value and market value of the common shares. Upon any liquidation of Trust II, the holders of the preferred shares would be entitled to receive liquidating distributions (expected to equal the original purchase price per preferred share plus any accumulated and unpaid dividends) before any distribution would be made to common shareholders.

> What are the main investment strategies and related risks of Trust II and how do they compare with those of Trust III?

  Because the funds share identical goals and policies, the risks described below for an investment in Trust II ("the fund," as used in the following discussion of investment strategies and related risks) are virtually identical to the risks of an investment in Trust III, except as noted above with respect to the relative level of leverage in each.

  Any investment carries with it some level of risk that generally reflects its potential for reward. The fund normally pursues its goal by investing at least 80% of the fund's net assets in tax-exempt securities. This investment policy cannot be changed without the approval of the fund's shareholders. Putnam Management will consider, among other things, credit, interest rate and prepayment risks as well as general market conditions when deciding whether to buy or sell investments for the fund.


                                      (15)

Tax-exempt investments. These investments are issued by public authorities to raise money for public purposes, such as loans for the construction of housing, schools or hospitals, or to provide temporary financing in anticipation of the receipt of taxes and other revenue. They also include private activity obligations of public authorities to finance privately owned or operated facilities. Changes in law or adverse determinations by the Internal Revenue Service (the "Service") or a state authority could make the income from some of these obligations taxable.

Interest income from private activity bonds may be subject to federal alternative minimum tax ("AMT") for individuals. The fund can include these investments for the purpose of complying with the 80% investment policy described above. Corporate shareholders will be required to include all tax-exempt interest dividends in determining their AMT. For more information, including possible state and other taxes, contact your tax advisor.

General obligations. These are backed by the issuer's authority to levy taxes and are considered an obligation of the issuer. They are payable from the issuer's general unrestricted revenues, although payment may depend upon government appropriation or aid from other governments. These investments may be vulnerable to legal limits on a government's power to raise revenue or increase taxes, as well as economic or other developments that can reduce revenues.

Special revenue obligations. These are payable from revenue earned by a particular project or other revenue source. They include private activity bonds such as industrial development bonds, which are paid only from the revenues of the private owners or operators of the facilities. Investors can look only to the revenue generated by the project or the private company operating the project rather than the credit of the state or local government authority issuing the bonds. Special


                                      (16)
revenue obligations are typically subject to greater credit risk than general obligations because of the relatively limited source of revenue.

Interest rate risk. The values of bonds and other debt usually rise and fall in response to changes in interest rates. Declining interest rates generally increase the values of existing debt instruments, and rising interest rates generally decrease the values of existing debt instruments. Changes in a debt instrument's value usually will not affect the amount of income the fund receives from it, but will affect the value of the fund's shares. During periods of rising interest rates, the fund's yield will likely rise as amounts received by the fund from repayments of principal are reinvested by the fund in investments paying higher interest rates. Conversely, during times of falling interest rates, the fund's yield will likely decline, as it reinvests such amounts in investments paying lower interest rates. Interest rate risk is generally greater for investments with longer maturities.

Some investments give the issuer the option to call, or redeem them before their maturity date. If an issuer calls its securities during a time of declining interest rates, the fund might have to reinvest the proceeds in an investment offering a lower yield, and therefore might not benefit from any increase in value as a result of declining interest rates.

"Premium investments" offer interest rates higher than prevailing market rates. However, they involve a greater risk of loss, because their values tend to decline over time. You may find it useful to compare the fund's yield, which factors out the effect of premium investments, with its current dividend rate, which does not factor out that effect.

Credit risk. Investors normally expect to be compensated in proportion to the risk they are assuming. Thus, the debt of issuers with lower credit ratings usually offers higher yield than debt of issuers with more higher credit ratings. Higher-rated investments generally offer lower credit risk.


                                      (17)

The fund invests mostly in investment-grade debt investments. These are rated at least BBB or its equivalent at the time of purchase by a nationally recognized securities rating agency. The fund may invest up to 20% of its total assets in securities rated at least B by a nationally recognized securities rating agency and unrated investments that Putnam Management believes are of comparable quality. The fund will not necessarily sell an investment if its rating is reduced.

Investments rated below BBB or its equivalent are known as "junk bonds." This rating reflects a greater possibility that the issuers may be unable to make timely payments of interest and principal and thus default. If this happens, or is perceived as likely to happen, the values of those investments are likely to fall. A default or expected default could also make it difficult for us to sell investments at prices approximating the values the fund had previously placed on them. Tax-exempt debt, particularly lower-rated tax-exempt debt, usually has a more limited market than taxable debt, which may at times make it difficult for us to buy or sell certain investments or to establish their fair value. Credit risk is generally greater for investments that are issued at less than their face value and make payments of interest only at maturity rather than at intervals during the life of the investment.

Credit ratings are based largely on the issuer's historical financial condition and the rating agencies' investment analysis at the time of rating. The rating assigned to any particular investment does not necessarily reflect the issuer's current financial condition, and does not reflect an assessment of an investment's volatility or liquidity.

Although Putnam Management considers credit ratings in making investment decisions, it performs its own investment analysis and does not rely on ratings assigned by the rating agencies. However, the amount of information about the financial condition of issuers of tax-exempt securities may not be as extensive as that which is made available by companies


                                      (18)
whose stock or debt is publicly traded. Successful investing in lower-rated securities depends more on Putnam Management's ability than does buying investment-grade securities.

The fund may have to participate in legal proceedings or to take possession of and manage assets that secure the issuer's obligations. The fund's ability to enforce rights in bankruptcy proceedings may be more limited than would be the case for taxable debt. This could increase the fund's operating expenses and decrease its net asset value. Any income that arises from ownership or operation of assets would be taxable.

Although investment-grade investments generally have lower credit risk, they may share some of the risks of lower-rated investments.

Concentration of investments. The fund may make significant investments in a segment of the tax-exempt debt market, such as revenue bonds for health care facilities, housing or airports. These investments may cause the value of fund's shares to change more than the value of shares of funds that invest in a greater variety of investments. Certain events may adversely affect all investments within a particular market segment. Examples include legislation or court decisions, concerns about pending legislation or court decisions, or lower demand for the services or products provided by a particular market segment.

At times, the fund and other accounts that Putnam Management and its affiliates manage may own all or most of the debt of a particular issuer. This concentration of ownership may make it more difficult to sell, or to determine the fair value of, these investments.

Derivatives. The fund may engage in a variety of transactions involving derivatives, such as futures, options, warrants, swap contracts and inverse floaters. Derivatives are financial instruments whose value depends upon, or is derived from, the value of something else, such as one or more underlying


                                      (19)
investments, pools of investments or indexes. The fund may use derivatives both for hedging and non-hedging purposes such as to adjust the fund's exposure to changes in a particular interest rate. For example, the fund may use derivatives to increase or decrease its exposure to long- or short-term interest rates. However, the fund may also choose not to use derivatives, based on Putnam Management's evaluation of market conditions or the availability of suitable derivatives.

Derivatives involve special risks and may result in losses. Successful use of derivatives depends on Putnam Management's ability to manage these sophisticated instruments. The prices of derivatives may move in unexpected ways, especially in unusual market conditions. Some derivatives are "leveraged" and therefore may magnify or otherwise increase investment losses. The fund's use of derivatives may also cause the fund to receive taxable income, which could increase the amount of taxes payable by shareholders.

Other risks arise from the potential inability to terminate or sell derivative positions as well as an illiquid secondary market. In fact, many over-the-counter instruments (those investments not traded on an exchange) will not be liquid. Over-the-counter instruments also involve the risk that the other party to the transaction will not meet its obligations. For further information about the risks of derivatives, see the SAI.

Inverse floating obligations. The fund may invest in so-called "inverse floating obligations" or "residual interest bonds" on which the interest rates typically decline as short-term market interest rates increase and increase as short-term market rates decline. Such securities have the effect of providing a degree of investment leverage, since they will generally increase or decrease in value in response to changes in market interest rates at a rate which is a multiple (typically two) of the rate at which fixed-rate long-term tax-exempt securities increase or decrease in response to such changes.


                                      (20)

As a result, the market values of such securities will generally be more volatile than the market value of fixed-rate tax-exempt securities.

Anti-takeover provisions. The fund's Agreement and Declaration of Trust includes provisions that could limit the ability of other persons or entities to acquire control of the fund or to cause it to engage in certain transactions or to modify its structure. Such provisions may have the effect of depriving common shareholders of an opportunity to sell their common shares at a premium over prevailing market prices and may have the effect of inhibiting the fund's conversion to open-end status.

Market price of shares. Shares of closed-end investment companies often trade at a discount to their net asset values, and the fund's common shares may likewise trade at a discount, although it is possible that they may trade at a premium above net asset value. Net asset value will be reduced immediately following the merger as a result of merger-related expenses. Since the market price of the fund's common shares will be determined by such factors as relative demand for and supply of such shares in the market, the fund's net asset value, general market and economic conditions, and other factors beyond the control of the fund, the fund cannot predict whether its common shares will trade at, below, or above net asset value.

Other investments. In addition to the main investment strategies described above, the fund may also make other types of investments, such as investments in repurchase agreements and forward commitments, which may produce taxable income and be subject to other risks, as described in the SAI.

Alternative strategies. Under normal market conditions, the fund keeps its portfolio fully invested, with minimal cash holdings. However, at times Putnam Management may judge


                                      (21)
that market conditions make pursuing the fund's usual investment strategies inconsistent with the best interests of its shareholders. The fund then may temporarily use alternative strategies that are mainly designed to limit losses, including investing in taxable obligations. However, Putnam Management may choose not to use these strategies for a variety of reasons, even in very volatile market conditions. These strategies may cause the fund to miss out on investment opportunities, and may prevent the fund from achieving its goal.

Changes in policies. The Trustees may change the fund's objective, investment strategies and other policies without shareholder approval, except as otherwise indicated.

An investment in Trust II may not be appropriate for all investors, and there is no assurance that Trust II will achieve its investment objective. Trust II is designed primarily as a long-term investment and not as a trading vehicle.


                                      (22)

Information about the Proposed Merger

The shareholders of each fund are being asked to approve a merger between Trust III and Trust II pursuant to an Agreement and Plan of Reorganization between the funds, dated as of April 6, 2001 (the "Agreement"), a copy of which is attached to this Prospectus/Proxy Statement as Appendix A.


The merger is structured as a transfer of all of the assets of Trust III to Trust II in exchange for the assumption by Trust II of all of the liabilities of Trust III and for the issuance and delivery to Trust III of preferred and common shares of Trust II equal in aggregate value to the net value of the assets transferred to Trust II.

After receipt of the Merger Shares, Trust III will distribute the Preferred Merger Shares to its preferred shareholders, and the Common Merger Shares to its common shareholders, in proportion to their existing shareholdings in complete liquidation of Trust III, and the legal existence of Trust III as a separate business trust under Massachusetts law will be terminated. Each common shareholder of Trust III will receive a number of full and fractional Common Merger Shares equal in value at the date of the exchange to the aggregate value of the shareholder's Trust III common shares and each preferred shareholder of Trust III will receive Preferred Merger Shares equal in liquidation preference at the date of the exchange to the aggregate liquidation preference of the shareholder's Trust III preferred shares.

Prior to the date of the transfer (the "Exchange Date"), Trust III will declare a distribution to shareholders which, together with all previous distributions, will have the effect of distributing to shareholders all of its investment company income (computed without regard to the deduction for dividends paid) and net realized capital gains, if any, through the Exchange Date.


                                      (23)

The Trustees have voted unanimously to approve the proposed merger and to recommend that shareholders also approve the merger. The actions contemplated by the Agreement and Plan of Reorganization and the related matters described therein will be consummated only if approved by the affirmative vote of the (i) holders of a majority of the outstanding common and preferred shares of beneficial interest of Trust III entitled to vote (voting together), (ii) holders of a majority of the outstanding preferred shares of Trust III, (iii) holders of a majority of the outstanding common and preferred shares of beneficial interest of Trust II entitled to vote (voting together) (or holders of a majority of such common and preferred shares voted, if holders of more than 50% of such shares vote), and (iv) holders of a majority of the outstanding preferred shares of Trust II. It is also a condition to the closing of the merger that Standard & Poor's and Moody's shall have advised Trust II that the closing of the merger will not result in the withdrawal of their current ratings of Trust II's outstanding preferred shares and that the Preferred Merger Shares issued in the transaction will be rated AAA by Standard & Poors and "aaa" by Moody's.

Under the Agreement, Trust III's Bylaws will be amended to make explicit the authority of Trust III to distribute the Preferred Merger Shares to its preferred shareholders and to distribute the Common Merger Shares to its common shareholders. In addition, the Agreement provides that the investment restrictions of Trust III will be temporarily amended to the extent necessary to effect the transactions contemplated by the Agreement.

As noted above, Trust II currently intends to sell additional preferred shares following the merger, and is currently seeking the approval of its preferred shareholders for the authorization, creation and issuance by Trust II of preferred shares with an initial aggregate liquidation preference of up to $60 million. Although the amount, timing and terms of



                                      (24)
a preferred share offering will be determined by the Trustees, it is expected that Trust II will offer Additional Preferred Shares promptly following the completion of the proposed merger.

In the event that the merger does not receive the required approvals, each fund will continue to be managed as a separate fund in accordance with its current investment objectives and policies, and the Trustees may consider such alternatives as may be in the best interests of each fund's respective shareholders.

Background and reasons for the proposed merger. The Trustees of each fund, including all Trustees who are not "interested persons" of the funds as defined in the Investment Company Act of 1940 (the "1940 Act"), have determined that the merger would be in the best interests of each fund's shareholders, and that the interests of existing shareholders of each of the funds would not be diluted as a result of effecting the reorganization. The Trustees have unanimously approved the proposed reorganization and have recommended its approval by shareholders.

The merger is the result of a set of proposals by the funds' manager, Putnam Management, intended to improve the attractiveness of the funds to investors. First, the two funds are relatively small (as of March 31, 2001, Trust II had approximately $241 million in total assets and Trust III had approximately $62 million in total assets). As a result, the funds are not generally followed by investment analysts and have had relatively small trading markets. In addition, the funds have relatively low levels of investment leverage when compared to other national tax-exempt funds. Putnam Management believes that investment leverage, while imposing risks, can offer significant opportunities for increased income. Putnam Management advised the Trustees of its



                                      (25)
concern that, without additional leverage, the funds' yield could be uncompetitive over time relative to other national tax-exempt funds.

Putnam Management proposed a series of steps to the Trustees to enhance the attractiveness of the funds. These steps included (1) a change in investment policy to permit up to 20% of each fund to be invested in below investment grade securities (this change was approved and is currently in effect), (2) the merger of the two funds, (3) the authorization, creation and issuance of Additional Preferred Shares and (4) renaming the combined fund "Putnam Municipal Bond Fund."

Based on Putnam Management's advice, the Trustees have concluded that the merger is in the best interests of the funds' shareholders. Putnam Management believes that

o the combination of the two funds may enhance the trading market for the funds' common shares and the potential for greater investor and analyst interest;

o shareholders in the combined fund will benefit from the cost savings associated with making a single offering of Additional Preferred Shares rather than two separate offerings; and

o the merger and the subsequent offering of Additional Preferred Shares, if completed, may increase the income available to common shareholders of the combined fund.

There can be no assurance that the merger will produce the intended benefits.



                                      (26)

Set forth below is the average annual total return information for the common shares of the two funds for the one-year, five-year and since inception of Trust III* periods ending on March 31, 2001.



Average Annual Total Returns


              Past          Past         Since Inception
              1 year        5 years     of Trust III - 11/29/93*
----------------------------------------------------------------
Trust II      12.13%        5.81%               5.05%
Trust III     12.30%        6.39%               5.45%
----------------------------------------------------------------

*The average annual total return for common shares of Trust II since its inception on November 27, 1992 is 6.46%.

The dividend yield for each fund as of March 31, 2001 was as follows:

          Trust II                        Trust III
-----------------------------------------------------------
NAV        Market Price        NAV         Market Price
5.77%        6.41%             5.73%           6.17%
-----------------------------------------------------------


Of course, the funds' past performance is no guarantee of future performance.

Agreement and plan of reorganization. The proposed merger will be governed by an Agreement and Plan of Reorganization, a copy of which is attached as Appendix A. The Agreement provides that Trust II will acquire all of the assets of Trust III in exchange for the assumption by Trust II of all of the liabilities of Trust III and for the issuance and delivery to Trust III of Preferred and Common Merger Shares equal in value to the value of the transferred assets net of assumed liabilities. The shares will be issued on the Exchange Date following the time as of which the funds' shares are valued for determining net asset value for the merger (4:00 p.m. Boston time on July 20, 2001 or such other date as may be agreed upon by the parties). The following discussion of the Agreement is qualified in its entirety by the full text of the Agreement, which is attached as Appendix A to this Prospectus/Proxy Statement.




                                      (27)

Trust III will sell all of its assets to Trust II, and in exchange, Trust II will assume all of the liabilities of Trust III and issue and deliver to Trust III (i) a number of full and fractional Common Merger Shares having an aggregate net asset value equal to the value of assets of Trust III transferred to Trust II on such date less the sum of (x) the value of the liabilities of Trust III assumed by Trust II on that date and (y) the aggregate liquidation preference of the Preferred Merger Shares and (ii) a number of Preferred Merger Shares having an aggregate liquidation preference equal to the aggregate liquidation preference of the outstanding preferred shares of Trust III on that date. Under the Agreement, Trust III's Bylaws will be amended to make explicit the authority of Trust III to distribute the Preferred Merger Shares to its preferred shareholders and to distribute the Common Merger Shares to its common shareholders. In addition, the Agreement provides that the investment restrictions of Trust III will be temporarily amended to the extent necessary to effect the transactions contemplated by the Agreement.

Immediately following the Exchange Date, Trust III will distribute pro rata to its shareholders of record, as of the close of business on the Exchange Date, the full and fractional Merger Shares received by Trust III, with Preferred Merger Shares being distributed to holders of preferred shares of Trust III and Common Merger Shares being distributed to holders of common shares of Trust
III. As a result of the proposed merger, each holder of preferred shares of Trust III will receive a number of preferred shares equal in aggregate liquidation preference to such preferred shares of Trust III. Similarly, each holder of common shares of Trust III will receive a number of common shares of Trust II equal in aggregate value at the Exchange Date to the value of such common shares of Trust III. This distribution will be accomplished by the establishment of accounts on the share records of Trust II in the name of such Trust III shareholders, each account representing the respective number of preferred and common shares



                                      (28)
due such shareholder. New certificates for Common Merger Shares will be issued only upon written request; no certificates will be issued for Preferred Merger Shares. If you hold certificates for shares of Trust III you will not, following the merger, be able to receive any dividends or transfer your Trust II shares until you have delivered your Trust III share certificate to Putnam Fiduciary Trust Company. Because
Trust II will be changing its name following the merger, shareholders of Trust II holding certificates for their shares may exchange such certificates for certificates bearing Trust II's new name.

The consummation of the merger is subject to the conditions set forth in the Agreement. The Agreement may be terminated and the merger abandoned at any time, before or after approval by the shareholders, prior to the Exchange Date by mutual consent of Trust II and Trust III or, if any condition set forth in the Agreement has not been fulfilled and has not been waived by the party entitled to its benefits, by such party.

The fees and expenses for the merger are estimated to be approximately $526,000. All fees and expenses, including legal and accounting expenses, portfolio transfer taxes (if any) or other similar expenses incurred in connection with the consummation of the transactions contemplated by the Agreement will be allocated ratably between the two funds in proportion to their net assets as of the day of the transfer, except that the costs of proxy materials and proxy solicitations for each fund will be borne by that fund. However, to the extent that any payment by either fund of such fees or expenses would result in the disqualification of Trust II or Trust III as a "regulated investment company" within the meaning of Section 851 of the Code, such fees and expenses will be paid directly by the party incurring them.

Description of the Merger Shares. Each of the Merger Shares will be fully paid and nonassessable when issued and


                                      (29)
will have no preemptive or conversion rights. The Preferred Merger Shares will have terms identical to those of Trust III's outstanding preferred shares, except that the terms of the Preferred Merger Shares will permit the issuance of the Additional Preferred Shares. The Common Merger Shares will be transferable without restriction, but the Preferred Merger Shares will be subject to the same restrictions on transfer as the outstanding preferred shares of Trust III. The Agreement and Declaration of Trust of Trust II permits the fund to divide its shares, without shareholder approval, into two or more classes of shares having such preferences and special or relative rights and privileges as the Trustees may determine. Trust II's shares are currently divided into two classes.

Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of Trust II. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of Trust II and requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by Trust II or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of fund property for all loss and expense of any shareholder held personally liable for the obligations of Trust II. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which Trust II would be unable to meet its obligations. The likelihood of such circumstances is remote. The shareholders of Trust III are currently subject to this same risk of shareholder liability.

Federal income tax consequences. As a condition to each fund's obligation to consummate the reorganization, each fund will receive an opinion from Ropes & Gray, counsel to the funds (which opinion would be based on certain factual representations and subject to certain qualifications), to the effect


                                      (30)
that, on the basis of the existing provisions of the Code, current administrative rules and court decisions, for federal income tax purposes:

    (i) the acquisition by Trust II of substantially all of the assets of Trust III solely in exchange for Merger Shares and the assumption by Trust
        II of liabilities of Trust III followed by the distribution by Trust III to its shareholders of Merger Shares in complete liquidation of Trust III, all pursuant to the plan of reorganization, constitutes a reorganization within the meaning of Section 368(a) of the Code and Trust III and Trust II will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

   (ii) under Section 361 of the Code, no gain or loss will be recognized by Trust II or Trust III upon the transfer of Trust III's assets and the assumption of its liabilities by Trust II or upon the distribution of the Merger Shares to Trust III's shareholders in liquidation of Trust III;

  (iii) under Section 354 of the Code, no gain or loss will be recognized by shareholders of Trust III on the exchange of their shares of Trust III for Merger Shares;

   (iv) under Section 358 of the Code, the aggregate basis of the Merger Shares received by Trust III's shareholders will be the same as the aggregate basis of Trust III shares exchanged therefor;


                                      (31)

    (v) under Section 1223(1) of the Code, the holding periods of the Merger Shares received by the shareholders of Trust III will include the holding periods of Trust III shares exchanged therefor, provided that at the time of the reorganization Trust III shares are held by such shareholders as a capital asset;

   (vi) under Section 1032 of the Code, no gain or loss will be recognized by Trust II upon the receipt of assets of Trust III in exchange for Merger Shares and the assumption by Trust II of the liabilities of Trust III;

  (vii) under Section 362(b) of the Code, the basis in the hands of Trust II of the assets of Trust III transferred to Trust II will be the same as the basis of such assets in the hands of Trust III immediately prior to the transfer;

 (viii) under Section 1223(2) of the Code, the holding periods of the assets of Trust III in the hands of Trust II will include the periods during which such assets were held by Trust III; and

   (ix) Trust II will succeed to and take into account the items of Trust III described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and Regulations thereunder.



                                      (32)

Capitalization. The following table shows the capitalization of the funds as of October 31, 2000, and on a pro forma combined basis, giving effect to the proposed acquisition of assets at net asset value as of that date:

                                                                     Pro Forma
                                                                     Combined
                                                                     with
                                                                     Additional
                                                     Pro Forma       Preferred
                       Trust II        Trust III     Combined*       Shares**
-------------------------------------------------------------------------------
Net assets+
  (000's omitted)      $236,039        $60,228       $295,954        $355,118

Shares outstanding
  Common
   (000's omitted)      13,357          4,007         17,231          17,231

 Preferred               1,260            200          1,460           2,660

Net asset value
  per common share     $ 12.96         $ 12.55       $ 12.93         $ 12.88
-------------------------------------------------------------------------------

 + Net assets include assets attributable to both common and preferred shares.

 * Reflects non-recurring merger expenses.

** Reflects non-recurring expenses related to the merger and the costs of issuing Additional Preferred Shares.

Unaudited pro forma combining financial statements of the funds as of October 31, 2000, and for the twelve-month period then ended are included in the SAI. Because the Agreement provides that Trust II will be the surviving fund following the merger and because Trust II's investment objectives and policies will remain unchanged, the pro forma combining financial statements reflect the transfer of the assets and liabilities of Trust III to Trust II as contemplated by the Agreement.

The Trustees, including the independent Trustees, unanimously recommend approval of the merger.



                                      (33)

II. PROPOSAL REGARDING APPROVAL OF AUTHORIZATION OF ADDITIONAL PREFERRED SHARES OF TRUST II

1.     What is this proposal about?

       The Trustees are recommending that Trust II's preferred shareholders approve the authorization, creation and issuance of the Additional Preferred Shares. It is currently expected that the Additional Preferred Shares would be issued on terms substantially similar to those of the outstanding preferred shares of Trust II or Trust III and would be on parity with Trust II's outstanding preferred shares and the Preferred Merger Shares with respect to the payment of dividends or distribution of assets in liquidation. For more information about the funds' preferred shares, see "Information about the Funds--Preferred Shares" below and "Information about the Funds' Preferred Shares" in the SAI or, for preferred shareholders of Trust III only, Appendix B to this Prospectus/Proxy Statement.

2. Why are the Trustees proposing the authorization, creation and issuance of the Additional Preferred Shares?

       As discussed above, the merger and issuance of Additional Preferred Shares are key elements in a plan to make both funds more attractive to shareholders. After the merger, the combined fund intends, subject to Trustee approval, shareholder approval and market conditions, to issue Additional Preferred Shares to provide additional income potential.

3. What will happen to Trust II's outstanding preferred shares as a result of the issuance of Additional Preferred Shares?

       The issuance of Additional Preferred Shares, by increasing the leverage of the combined fund, will have the effect of decreasing the asset coverage of Trust II's outstanding preferred shares and may increase the actual or perceived



                                      (34)
       likelihood that the fund will not be able to meet its obligations to its preferred shareholders. For a discussion of the risks of leverage see "Risk Factors--What is the principal risk of the proposed merger and related transactions" above. However, Trust II will not issue any Additional Preferred Shares unless it has been informed by the rating agencies that such issuance will not cause the rating of its outstanding preferred shares to fall below AAA by Standard & Poor's and "aaa" by Moody's. Trust II's outstanding preferred shares would, in addition, remain subject to the 1940 Act and other asset coverage requirements to which they are currently subject.

4. What percentage of shareholders' votes are required to approve the authorization, creation and issuance of Additional Preferred Shares?

       Approval of the authorization, creation and issuance of Additional Preferred Shares will require the "yes" vote of the holders of a majority of the outstanding preferred shares of Trust II.

       The Trustees believe that the authorization, creation and issuance of Additional Preferred Shares is in the best interests of shareholders. Accordingly, the Trustees unanimously recommend Trust II's preferred shareholders vote FOR approval of the authorization, creation and issuance of Additional Preferred Shares.

III.    INFORMATION ABOUT THE FUNDS

       Trust II and Trust III are both Massachusetts business trusts and are both diversified closed-end management companies. Trust II was organized on October 2, 1992, and Trust III was organized on September 23, 1993.

       Preferred Shares. Both Trust II and Trust III have outstanding preferred shares intended to increase the current income available for distribution to holders of the funds' common shares. Because, as noted above, Trust II is more leveraged


                                      (35)
than Trust III, and because Trust II expects to issue Additional Preferred Shares following the merger, the special risks of preferred shares will be greater for Trust II than for Trust III. See "Risk Factors."

The preferred shares pay dividends at rates that are adjusted over the short or medium term and reflect prevailing short- and medium-term tax-exempt interest rates. The proceeds of the original preferred share offerings were invested and the proceeds of the proposed Additional Preferred Share offering would be invested in long-term tax-exempt securities, which typically bear interest rates that are higher than short- and medium-term tax-exempt interest rates.

Assuming such comparative yields, the leveraged capital structure of Trust II would potentially enable Trust II to pay a higher yield on its common shares than investment companies with investment objectives similar to that of Trust II, but without an additional class of shares with preference and dividend rights similar to those of Trust II's outstanding preferred shares. Use of leverage may, under certain circumstances, cause the yield on Trust II's common shares to be lower and cause Trust II's net asset value to decline to a greater extent than would be the case if Trust II were not to use leverage, as described below.

Trust II's use of leverage through issuance of preferred shares requires Trust II to meet certain requirements and may entail certain risks. Under the asset coverage requirements of the 1940 Act, the value of Trust II's total assets, less all liabilities and indebtedness of Trust II, must be at least equal to 200% of the aggregate liquidation preference of the outstanding preferred shares. The liquidation preference of the preferred shares equals their aggregate original purchase price plus any accrued and unpaid dividends thereon. In addition, Trust II is required at all times when the preferred shares are outstanding to meet additional requirements imposed by rating agencies in connection with the rating of the


                                      (36)
preferred shares. Because of the 1940 Act asset coverage requirements and/or the rating agency requirements, Trust II may be required to redeem the preferred shares at a time when, in the judgment of Putnam Management, it may not be desirable to do so.

As long as any preferred shares are outstanding, Trust II will not declare, pay, or set apart for payment any dividend or other distribution in respect of the common shares, or call for redemption, redeem, purchase, or otherwise acquire for consideration any common shares, unless (i) immediately thereafter, the asset coverage requirements imposed by the 1940 Act and any rating agency are met, (ii) full cumulative dividends on all preferred shares for all past dividend periods have been paid or declared and a sum sufficient for the payment of such dividends set apart for payment and (iii) Trust II has redeemed the full number of preferred shares required to be redeemed pursuant to any provision of Trust II's Bylaws requiring such mandatory redemption.

The holders of any preferred shares are entitled to receive dividends on a cumulative basis before any dividend or other distribution may be paid to Trust II's common shareholders. Moreover, the terms of the preferred shares require, and the terms of the Additional Preferred Shares will likely also require, Trust II to pay additional dividends ("Additional Dividends"), on the preferred shares, if income other than exempt interest is required to be allocated to the preferred shares in an amount such that the net after federal tax return on the preferred shares would be the same as the net after federal tax return that would have been realized if the dividends paid to the holders of the preferred shares, not including any such Additional Dividends, had qualified in their entirety as exempt-interest dividends. Dividends paid to holders of preferred shares will reduce the net



                                      (37)
tax-exempt and taxable investment income and capital gain net income of Trust II available for distribution to its common shareholders.

As noted above, Trust II is not permitted to declare any cash dividend or other distribution on its common shares unless, at the time of such declaration, Trust II meets the 200% asset coverage requirement (determined after deducting the amount of such dividend or distribution). Such prohibition on the payment of dividends or other distributions might impair the ability of Trust II to maintain its qualification, for federal income tax purposes, as a regulated investment company and/or might cause Trust II to be subject to federal tax. Trust II intends, however, to the extent possible to purchase or redeem preferred shares from time to time to maintain such asset coverage of at least 200%.

In addition to the requirements of the 1940 Act, Trust II is required to comply with other asset coverage requirements as a condition to Trust II's obtaining a rating of the preferred shares from a nationally recognized rating service. These requirements include an asset coverage test more stringent than under the 1940 Act. These rating agency requirements and the requirements of the 1940 Act will limit Trust II's ability to take advantage of certain investments which might otherwise be available to it, will require Trust II to invest a greater portion of its assets in more highly-rated, potentially lower-yielding securities than it might otherwise do, and will require Trust II to sell a portion of its assets when it might otherwise be disadvantageous to do so. Such requirements will also restrict the amount of preferred shares that may be outstanding from time to time. The amount of preferred share leverage used by Trust II may vary from time to time depending primarily on Putnam Management's analysis of conditions in the tax-exempt securities market, including expectations regarding movements of short- and medium-term and long-term interest rates.


                                      (38)

The rating agencies will also impose certain requirements as to minimum issue size, issuer and geographical diversification, and other factors in determining portfolio assets that are eligible for computing compliance with their asset coverage requirements. Such requirements will also limit Trust II's ability to engage in transactions involving options and futures contracts.

In the event that Trust II is precluded from making distributions on its common shares because of any applicable asset coverage requirements, the terms of its preferred shares provide that any amounts so precluded from being distributed, but required to be distributed in order for Trust II to meet the distribution requirements for federal tax purposes, will be paid to the holders of the preferred shares as a "special dividend."

Financial Highlights and Senior Securities. The financial highlights and senior securities tables are intended to help you understand the funds' recent financial performance. Certain financial highlights information reflects financial results for a single fund share. The total returns represent the rate that an investor would have earned or lost on an investment in the relevant fund, assuming reinvestment of all dividends and distributions. The information contained in the financial highlights and senior securities tables has been derived from the funds' financial statements, which, for the last five fiscal years (excluding the unaudited information for Trust II for the six months ended October 31, 2000), have been audited by PricewaterhouseCoopers LLP. Its reports and the funds' financial statements are included in the funds' annual reports to shareholders, which are available upon request.



                                      (39)

FINANCIAL HIGHLIGHTS


PUTNAM INVESTMENT GRADE MUNICIPAL TRUST II
(For a share outstanding throughout the period)


                                                                6 months ended     Year ended April 30
Per-share                                                      October 31, 2000 -------------------------
operating performance                                            (unaudited)        2000         1999
---------------------------------------------------------------------------------------------------------
Net asset value, beginning of period (common
 shares)                                                          $  12.52        $  13.94     $  14.13
---------------------------------------------------------------------------------------------------------
Investment operations:
Net investment income                                                 .50              .98         1.00
Net realized and unrealized gain (loss) on investments                .43            (1.37)        (.07)
---------------------------------------------------------------------------------------------------------
Total from investment operations                                      .93             (.39)         .93
---------------------------------------------------------------------------------------------------------
Less distributions:
From net investment income
To preferred shareholders                                             (.10)           (.18)        (.16)
To common shareholders                                                (.39)           (.82)        (.96)
From net realized gain on investments
To preferred shareholders                                               --              --           --
To common shareholders                                                  --              --           --
In excess of net investment income
To preferred shareholders                                               --              --           --
To common shareholders                                                  --            (.03)          --
---------------------------------------------------------------------------------------------------------
Total distributions:                                                  (.49)          (1.03)       (1.12)
---------------------------------------------------------------------------------------------------------
Preferred share offering costs                                          --              --           --
---------------------------------------------------------------------------------------------------------
Net asset value, end of period (common shares)                    $  12.96        $  12.52     $  13.94
---------------------------------------------------------------------------------------------------------
Market value, end of period (common shares)                       $ 11.188        $ 10.563     $ 15.250
---------------------------------------------------------------------------------------------------------
Ratios and supplemental data:
Total return at market value (common shares) (%)(d)                   9.62*         (25.71)       15.08
Net assets, end of period (total funds) (in thousands)            $236,174        $230,268     $249,264
---------------------------------------------------------------------------------------------------------
Ratio of expenses to average net assets (%)(e)(f)                      .64*           1.29         1.23
Ratio of net investment income to average net assets (%)(e)           3.08*           6.27         5.93
Portfolio turnover (%)                                               10.74*          17.71        17.07
---------------------------------------------------------------------------------------------------------

  + Commencement of operations.

  * Not annualized.

(a) Represents initial net asset value of $14.10 less offering expenses of approximately $0.04.

(b) Reflects an expense limitation in effect during the period November 27, 1992 to February 19, 1993. As a result of such limitation, expenses for the period ended April 30, 1993 reflect a reduction of $0.02 per share.

(c) Preferred shares were issued on February 18, 1993.

(d) Total return assumes dividend reinvestment.

(e) Ratios reflect net assets available to common shares only; net investment income ratio also reflects reduction for dividend payments to preferred shareholders.

(f) Includes amounts paid through expense offset arrangements. Periods prior to April 30, 1996 exclude these amounts.



                                      (40)

                                                                             For the period
                          Year ended April 30                                Nov. 27, 1992+
------------------------------------------------------------------------       to April 30
    1998           1997           1996           1995           1994              1993
--------------------------------------------------------------------------------------------

  $  13.70       $  13.79       $  13.94       $  14.30       $  15.00        $   14.06(a)
--------------------------------------------------------------------------------------------
      1.06           1.07           1.09           1.14           1.16              .44 (b)
       .50           (.03)          (.10)          (.16)          (.66)             .95
--------------------------------------------------------------------------------------------
      1.56           1.04            .99            .98            .50             1.39
--------------------------------------------------------------------------------------------
      (.17)          (.17)          (.18)          (.15)          (.15)            (.03)(c)
      (.96)          (.96)          (.96)          (.96)          (.96)            (.32)
        --             --             --             --           (.01)              --
        --             --             --             --           (.08)              --
        --             --             --           (.03)            --               --
        --             --             --           (.20)            --               --
--------------------------------------------------------------------------------------------
     (1.13)         (1.13)         (1.14)         (1.34)         (1.20)            (.35)
--------------------------------------------------------------------------------------------
        --             --             --             --             --             (.10)
--------------------------------------------------------------------------------------------
  $  14.13       $  13.70       $  13.79       $  13.94       $  14.30        $   15,00
--------------------------------------------------------------------------------------------
  $ 14.125       $ 14.250       $ 13.875       $  12.75       $  13.25        $   14.63
--------------------------------------------------------------------------------------------
      5.63           9.86          16.62           5.39          (2.81)           (0.88)*
  $251,864       $246,028       $247,234       $249,223       $254,025        $ 263,388
--------------------------------------------------------------------------------------------
      1.26           1.26           1.24           1.28           1.14              .27 (b)*
      6.26           6.51           6.41           7.10           6.66             2.89%(b)*
     25.71          45.48         160.28          85.63          32.27             4.65*
--------------------------------------------------------------------------------------------



                                      (41)

FINANCIAL HIGHLIGHTS

PUTNAM INVESTMENT GRADE MUNICIPAL TRUST III

(For a share outstanding throughout the period)


                                                               Year ended October 31
Per-share                                                     -----------------------
operating performance                                             2000        1999
-------------------------------------------------------------------------------------
Net asset value, beginning of period (common
 shares)                                                       $  12.24     $  13.51
-------------------------------------------------------------------------------------
Investment operations:
Net investment income                                               .86          .85
Net realized and unrealized gain (loss) on investments              .29        (1.25)
-------------------------------------------------------------------------------------
Total from investment operations                                   1.15         (.40)
-------------------------------------------------------------------------------------
Less distributions:
From net investment income
To preferred shareholders                                          (.10)        (.08)
To common shareholders                                             (.74)        (.78)
In excess of net investment income
To common shareholders                                               --         (.01)
-------------------------------------------------------------------------------------
Total distributions:                                               (.84)        (.87)
-------------------------------------------------------------------------------------
Preferred share offering costs                                       --           --
-------------------------------------------------------------------------------------
Net asset value, end of period (common shares)                 $  12.55     $  12.24
-------------------------------------------------------------------------------------
Market value, end of period (common shares)                    $ 11.000     $ 10.688
-------------------------------------------------------------------------------------
Ratios and supplemental data:
Total return at market value (common shares) (%)(d)               10.27       (16.97)
Net assets, end of period (total funds) (in thousands)         $ 60,306     $ 59,048
-------------------------------------------------------------------------------------
Ratio of expenses to average net assets (%)(e)(f)                  1.16        1.24
Ratio of net investment income to average net assets (%)(e)        6.21        5.86
Portfolio turnover (%)                                            12.13       17.20
-------------------------------------------------------------------------------------

  + Commencement of operations

  * Not annualized.

(a) Represents annual net asset value of $14.10 less offering expenses of $0.08. Of these expenses $0.02 are due to a revision of offering expenses on August 31, 1994.

(b) Preferred shares were issued on February 10, 1994.

(c) Reflects an expense limitation in effect during the period. As a result of such limitation, expenses of the fund for the period reflect a reduction of $0.02 per share.

(d) Total return assumes dividend reinvestment.

(e) Ratios reflect net assets available to common shares only; net investment income ratio also reflects reduction for dividend payments to preferred shareholders.

(f) Includes amounts paid through expense offset arrangements. Periods prior to October 31, 1995 exclude these amounts.



                                      (42)

                                                   For the period
                                                   Nov. 29, 1993+
             Year ended October 31                 to October 31
-----------------------------------------------------------------
    1998        1997        1996        1995            1994
-----------------------------------------------------------------

 $  13.35    $  13.02    $  13.22    $  12.36         $ 14.02(a)
-----------------------------------------------------------------
      .80         .86         .82         .90             .85(c)
      .25         .36        (.13)        .85           (1.69)
-----------------------------------------------------------------
     1.05        1.22         .69        1.75            (.84)
-----------------------------------------------------------------
     (.09)       (.09)       (.09)       (.09)           (.06)(b)
     (.80)       (.80)       (.80)       (.80)           (.67)
       --          --          --          --              --
-----------------------------------------------------------------
     (.89)       (.89)       (.89)       (.89)           (.73)
-----------------------------------------------------------------
       --          --          --          --            (.09)
-----------------------------------------------------------------
 $  13.51     $ 13.35    $  13.02    $  13.22         $ 12.36
-----------------------------------------------------------------
 $ 13.688    $ 12.875    $ 11.875    $ 11.875         $10.125
-----------------------------------------------------------------
    12.92       15.54        6.89       25.77          (28.60)*
 $ 64,149    $ 63,498    $ 62,166    $ 62,985         $59,518
-----------------------------------------------------------------
     1.21        1.30        1.30        1.23             .85(c)*
     5.25        5.90        5.59        6.30            5.89(c)*
    28.13       37.75      123.89      165.21          148.90*
-----------------------------------------------------------------



                                      (43)

SENIOR SECURITIES

Trust II:                                                                Year ended April 30
------------------------------------------------------------------------------------------------------------------------------
                                            2000         1999         1998         1997         1996         1995         1994
------------------------------------------------------------------------------------------------------------------------------
Preferred shares outstanding, end of
 period (in thousands)                  $ 63,000     $ 63,000     $ 63,000     $ 63,000     $ 63,000     $ 63,000     $ 63,000
Asset coverage ratio per
 preferred share                             365%         395%         399%         390%         392%         396%         403%
Liquidation preference per preferred
 share                                  $ 50,081     $ 50,055     $ 50,060     $ 50,054     $ 50,046     $ 50,011     $ 50,000
Average market value per preferred
 share(a)                               $ 50,000     $ 50,000     $ 50,000     $ 50,000     $ 50,000     $ 50,000     $ 50,000
------------------------------------------------------------------------------------------------------------------------------

                                           For the period
                                            Nov. 27, 1992
Trust II:                                 (commencement of
-------------------------------------  operations) to April 30
                                                  1993
--------------------------------------------------------------
Preferred shares outstanding, end of
 period (in thousands)                        $ 63,000
Asset coverage ratio per
 preferred share                                   418%
Liquidation preference per preferred
 share                                        $ 50,030
Average market value per preferred
 share(a)                                     $ 50,000
--------------------------------------------------------------

                                                                                                                For the period
Trust III:                                                     Year ended October 31                             Nov. 29, 1993
                                                                                                               (commencement of
---------------------------------------------------------------------------------------------------------  operations) to October 31
                                           2000        1999        1998        1997       1996       1995              1994
------------------------------------------------------------------------------------------------------------------------------------
Preferred shares outstanding, end of
 period (in thousands)                 $ 10,000    $ 10,000    $ 10,000    $ 10,000   $ 10,000   $ 10,000          $ 10,000
Asset coverage ratio per
 preferred share                            602%        590%        641%        634%       621%       629%              595%
Liquidation preference per preferred
 share                                 $ 50,108    $ 50,080    $ 50,075    $ 50,074   $ 50,066   $ 50,062          $ 50,000
Average market value per preferred
 share(a)                              $ 50,000    $ 50,000    $ 50,000    $ 50,000   $ 50,000   $ 50,000          $ 50,000
------------------------------------------------------------------------------------------------------------------------------------

(a) Represents the average over the calendar year of the market value determined on each remarketing date for the preferred shares, typically every 28 days.



                                      (44)

Investment Restrictions. Both funds have adopted the following investment restrictions which may not be changed without the affirmative vote of a "majority of the outstanding voting securities" of the fund, which is defined in the 1940 Act to mean the affirmative vote of the lesser of (1) more than 50% of the outstanding common shares and of the outstanding preferred shares of the fund, each voting as a separate class, or (2) 67% or more of the common shares and of the outstanding preferred shares, each voting as a separate class, present at a meeting if more than 50% of the outstanding shares of each class are represented at the meeting in person or by proxy. The fund may not:

   (i) Issue senior securities, as defined in the 1940 Act, other than shares of beneficial interest with preference rights, except to the extent such issuance might be involved with respect to borrowings described under restriction (ii) below or with respect to transactions involving financial futures, options, and other financial instruments.

   ii) Borrow money in excess of 10% of the value (taken at the lower of cost or current value) of its total assets (not including the amount borrowed) at the time the borrowing is made, and then only from banks as a temporary measure (not for leverage) in situations which might otherwise require the untimely disposition of portfolio investments or for extraordinary or emergency purposes. Such borrowings will be repaid before any additional investments are purchased.

 (iii) Underwrite securities issued by other persons except to the extent that, in connection with the disposition of its portfolio investments, it may be deemed to be an underwriter under the federal securities laws.

  (iv) Purchase or sell real estate, although it may purchase securities of issuers which deal in real estate, securities which are secured by interests in real estate, and


                                      (45)
       securities representing interests in real estate, and it may acquire and dispose of real estate or interests in real estate acquired through the exercise of its rights as a holder of debt obligations secured by real estate or interests therein.

   (v) Purchase or sell commodities or commodity contracts, except that the fund may purchase and sell financial futures contracts and options and may enter into foreign exchange contracts and other financial transactions not involving physical commodities.

  (vi) Make loans, except by purchase of debt obligations in which the fund may invest consistent with its investment policies (including without limitation debt obligations issued by other Putnam funds), by entering into repurchase agreements or by lending its portfolio securities.

 (vii) With respect to 75% of its total assets, invest in securities of any issuer if, immediately after such investment, more than 5% of the total assets of the fund (taken at current value) would be invested in the securities of such issuer; provided that this limitation does not apply to obligations issued or guaranteed as to interest or principal by the U.S. Government or its agencies or instrumentalities.

(viii) With respect to 75% of its total assets, acquire more than 10% of the voting securities of any issuer.

  (ix) Purchase securities (other than securities of the U.S. Government, its agencies or instrumentalities or tax-exempt securities, except tax-exempt securities backed only by the assets and revenues of non-governmental issuers) if, as a result of such purchase, more than 25% of the fund's total assets would be invested in any one industry.


                                      (46)

All percentage limitations on investments will apply at the time of investment and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment. Except for the investment restrictions listed above and the fund's policy under normal market conditions to invest at least 80% of its total assets in tax-exempt securities, the other investment policies described in this Prospectus are not fundamental and may be changed by approval of the Trustees. As a matter of policy, the Trustees would not materially change the fund's investment objective without shareholder approval.

Management. Each fund's Trustees are responsible for generally overseeing the conduct of fund business. The funds have the same Trustees. Putnam Management, which has managed mutual funds since 1937, manages both Trust II and Trust III.

Subject to such policies as the Trustees may determine, Putnam Management furnishes a continuing investment program for each fund and makes investment decisions on its behalf. Subject to the control of the Trustees, Putnam Management also manages each fund's other affairs and business. The funds pay identical aggregate management and administrative services fees. Trust II pays Putnam Management a single management fee at the following rates: 0.70% on the first $500 million of the average net asset value of Trust II, 0.60% of the next $500 million, 0.55% of the next $500 million and 0.50% of any excess over $1.5 billion of such average net asset value. Trust II pays no separate administrative services fee. Trust III pays separate management and administrative fees to Putnam Management at the following rates: management fees of 0.50% on the first $500 million of the average net asset value of Trust III, 0.43% of the next $500 million, 0.39% of the next $500 million and 0.35% of any excess over $1.5 billion of such average net asset value; Trust III also pays an administrative fee of 0.20% on the first $500 million of the average net asset value of Trust III, 0.17% of


                                      (47)
the next $500 million, 0.16% of the next $500 million and 0.15% of any excess over $1.5 billion of such average net asset value. Management fees for each fund are reduced if the dividends payable on preferred shares, plus expenses attributable to preferred shares, exceed the fund's net income and short-term capital gains accruing as a result of the fact that such preferred shares were outstanding. For more information, see the SAI.

Putnam Investments. Putnam Investment Management, LLC, the fund's investment manager, and its affiliate, Putnam Fiduciary Trust Company, the fund's investor servicing agent and custodian (collectively, the "Putnam companies"), are owned by Putnam Investments, LLC. Putnam Investments, LLC is a wholly-owned subsidiary of Putnam Investments Trust, a holding company that, except for a minority stake owned by employees, is in turn owned by Marsh & McLennan Companies, Inc., a leading professional services firm that includes risk and insurance services, investment management and consulting businesses. The address of Putnam Investments Trust, Putnam Investments, LLC and each of the Putnam companies is One Post Office Square, Boston, Massachusetts 02109. The address of the executive offices of Marsh & McLennan Companies, Inc. is 1166 Avenue of the Americas, New York, New York 10036.


The following officer of Putnam Management has had primary responsibility for the day-to-day management of the funds' portfolios since October, 1996:

                              Business Experience (at least 5 years)
--------------------------------------------------------------------------------
Richard P. Wyke
  Senior Vice President       1987-Present                   Putnam Management
--------------------------------------------------------------------------------


The funds pay all expenses not assumed by Putnam Management, including Trustees' fees, auditing, legal, custodial, investor servicing and shareholder reporting expenses. The funds also reimburse Putnam Management for the compensation and related expenses of certain fund officers and their



                                      (48)
staff who provide administrative services. The total reimbursement is determined annually by the Trustees.

Putnam Fiduciary Trust Company, One Post Office Square, Boston, Massachusetts 92109, is the custodian of the funds' securities. Putnam Investor Services, P.O. Box 41203, Providence, Rhode Island 02940-1203, as division of Putnam Fiduciary Trust Company, is the investor servicing, transfer and dividend disbursing agent for the funds.

Description of Fund Shares. The Trustees of each fund have authority to issue an unlimited number of shares of beneficial interest without par value in such classes and series as may be provided for in the Bylaws. The Bylaws of Trust II currently authorize the issuance of up to 1,260 preferred shares (and approval of the holders of Trust II's outstanding preferred shares is currently being sought to authorize 200 Preferred Merger Shares and Additional Preferred Shares with an aggregate initial liquidation preference of up to $60 million), and the Bylaws of Trust III currently authorize the issuance of up to 200 preferred shares. The Bylaws of each fund also prohibit the fund from offering additional preferred shares on parity with or having priority on liquidation over the fund's outstanding preferred shares without the approval of a majority of the fund's outstanding preferred shares. Except for the Merger Shares to be issued in the merger, and the Additional Preferred Shares of Trust II expected to be offered promptly following the merger for cash at approximately $50,000 per share, neither fund has a present intention of offering additional shares. All other offerings of a fund's shares require approval of the Trustees. Any additional offering of common shares would be subject to the requirements of the 1940 Act that such shares may not be sold at a price per common share below the then current net asset value per share, exclusive of underwriting discounts and commissions, except in connection with an offering to existing



                                      (49)
common shareholders or with the consent of the holders of a majority of a fund's outstanding common shares.

The outstanding common shares of each fund are, and the Common Merger Shares, when issued and sold, will be, except as described under "Description of the Merger Shares" above, fully paid and non-assessable by the fund. The outstanding common shares of each fund have, and the Common Merger Shares will have, no preemptive, conversion, exchange or redemption rights. Each common share of a fund has one vote, with fractional shares voting proportionately, and is freely transferable. Common shares of Trust II are traded on the NYSE, with an average weekly trading volume for the year ended December 31, 2000 of 93,378 shares. Common shares of Trust III are traded on the AMEX, with an average weekly trading volume for the year ended December 31, 2000 of 25,130 shares.

All outstanding preferred shares of each fund and all Preferred Merger Shares have, and Additional Preferred Shares are expected to have, a liquidation preference of $50,000 per share plus an amount equal to accumulated but unpaid dividends (whether or not earned or declared). All outstanding preferred shares are, and all Preferred Merger Shares and Additional Preferred Shares, when issued and sold, will be, except as described under "Description of the Merger Shares" above, fully paid and non-assessable and not convertible into common shares. Further, such shares do not, and will not, have any preemptive rights. Such preferred shares are not, and will not be, subject to any sinking fund, but are redeemable under certain circumstances.

The Bylaws of each fund provide generally that holders of preferred shares will be entitled to receive, when, as and if declared by the fund, cumulative cash dividends for each dividend period (generally 28 days, although the fund may, subject to certain conditions, designate a special dividend period of up to five years) at an annual rate set by the fund's


                                      (50)
remarketing agent in accordance with the remarketing procedures set forth in the fund's Bylaws. The holder of a preferred share may elect, by notice to the fund's remarketing agent, to tender such share in any remarketing or to hold such share for the next dividend period. The dividend rate applicable to a dividend period for preferred shares of a fund is the rate that the fund's remarketing agent determines is the lowest rate that will enable it to remarket, on behalf of the holders of such preferred shares, all preferred shares tendered in such remarketing. This dividend rate is subject to a maximum rate based on the credit rating assigned to such preferred shares and an applicable reference rate (the maximum rate is increased for periods during which the fund has failed to make dividend payments on preferred shares when due). If a fund includes any income subject to regular federal income tax in a dividend on preferred shares, it will generally be required to pay Additional Dividends on such preferred shares in an amount that approximates the related regular federal income tax effects. The preferred shares of each fund are generally held only in book entry form through The Depository Trust Company; transfers of beneficial ownership of preferred shares will be recorded only in accordance with the procedures of the fund's paying agent.

Each fund's preferred shares are subject to mandatory redemption in the event the fund should fail to meet the asset coverage requirements imposed by the Investment Company Act of 1940 or by the agencies rating such preferred shares, and, subject to certain conditions (including the condition that the fund be current in the payment of dividends on all preferred shares), to redemption at the option of the fund, at a price equal to the applicable liquidation preference (plus any applicable premium, if the fund has designated a premium call period).

The Bylaws of each fund require that the holders of the fund's preferred shares, voting as a separate class, have the


                                      (51)
right to elect at least two Trustees at all times and to elect a majority of the Trustees at any time two years' dividends on the preferred shares are unpaid. The holders of each fund's preferred shares will vote as a separate class on certain other matters as required by the fund's Bylaws, the 1940 Act and Massachusetts law. Except as expressly required by applicable law or expressly set forth in the funds' Agreement and Declaration of Trust and Bylaws and as otherwise indicated in this prospectus/proxy statement, each holder of preferred shares and each holder of common shares of the funds shall be entitled to one vote for each held on each matter submitted to a vote of shareholders of the fund, and the holders of outstanding preferred shares and of common shares shall vote together as a single class. The Agreement and Declaration of Trust and Bylaws of each fund may be amended without the consent of holders of a majority of its outstanding preferred shares only in a manner that would not materially and adversely affect its preferred shareholders. For more information about the funds' preferred shares, see "Information about the Funds--Preferred Shares" and "Information about the funds' preferred shares" in the SAI or, for preferred shareholders of Trust III only, Appendix B.

Set forth below is information about each fund's securities as of March 31, 2001 (except where otherwise noted):


TRUST II


                     Amount         Amount           Amount
Title of Class       Authorized     Held by Fund     Outstanding
----------------------------------------------------------------
Common Shares        unlimited            0          13,357,092
Preferred Shares         1,260            0               1,260
----------------------------------------------------------------


TRUST III


                     Amount         Amount           Amount
Title of Class       Authorized     Held by Fund     Outstanding
----------------------------------------------------------------
Common Shares        unlimited          0          4,007,092
Preferred Shares           200          0                200
----------------------------------------------------------------



                                      (52)

Repurchase of shares. Because each fund is a closed-end investment company, shareholders of each fund do not, and will not, have the right to redeem their shares. A fund, however, may repurchase its shares from time to time in open-market or private transactions when it can do so at prices below the current net asset value per share and on terms that represent a favorable investment opportunity. The funds currently are authorized to make periodic repurchases of shares in open-market transactions at times when discount levels make such purchases an attractive investment, although neither fund has recently done so or has any current plan to do so.

Shares of the funds trade in the open market at a price which will be a function of several factors, including yield and net asset value of the shares and the extent of market activity. Shares of closed-end investment companies frequently trade at a discount from net asset value, but in some cases trade at a premium. When a fund repurchases its shares at a price below their net asset value, the net asset value of those shares that remain outstanding will be increased, but this does not necessarily mean that the market price of those outstanding shares will be affected either positively or negatively.

Determination of net asset value. Each fund calculates the net asset value of a share at least weekly by dividing the total value of its assets, less liabilities and the net assets allocated to the preferred shares, by the number of its shares outstanding. Trust II shares are valued as of the close of regular trading on the NYSE each day the exchange is open and Trust III shares are valued as of the close of regular trading on the AMEX each day the exchange is open.

Securities for which market quotations are readily available are valued at market values. Short-term investments that have remaining maturities of 60 days or less are valued at amortized cost, which approximates market value. All other securities and assets are valued at their fair value following procedures approved by the Trustees.


                                      (53)

Dividend reinvestment plan. Each fund has adopted a dividend reinvestment plan (each, a "Plan") pursuant to which each registered common shareholder may have all income dividends and distributions of capital gains automatically reinvested by Investors Bank and Trust Company, 200 Clarendon St., Boston, MA (617-330-6700) (the "Plan Agent"), as agent for shareholders, in additional shares of the fund. Common shareholders who do not participate in a Plan receive all distributions in cash paid by check mailed directly to the shareholder by the Plan Agent as dividend disbursing agent. Common shareholders whose shares are held in the name of a broker or nominee should contact the broker or nominee to determine whether and how they may participate in a Plan. For both Trust II and Trust III, shareholders are automatically enrolled in the Plan and must elect not to participate in the Plan. Holders of Trust III common shares who have elected not to participate in Trust III's Plan will, if the merger is approved, be deemed to have elected not to participate in Trust II's Plan.

If the Trustees of a fund declare a dividend or determine to make a capital gain distribution payable either in shares of the fund or in cash, non-participants in that fund's Plan receive cash and participants in the Plan receive the equivalent in shares of the fund.

The Plan Agent serves as agent for the common shareholders in administering the Plan. Common shareholders may receive more detailed instructions on the Plan from the fund. Common shareholders whose shares are held in the name of a broker or nominee other than the selling agent should contact such broker or nominee to determine their rights with respect to the Plan. Under the Plan, the Plan Agent, as agent for the participants, receives all distributions by the fund of net investment income or capital gains and uses them to purchase common shares in the open market for the participants' account. The prices at which the Plan Agent reinvests distri-


                                      (54)
butions may be higher or lower than the net asset value per common share of the fund at the time of the reinvestment. Neither fund issues any new common shares in connection with its Plan.

Participants in a Plan may withdraw from the Plan upon written notice to the Plan Agent. When a participant withdraws from a Plan or upon termination of a Plan as provided below, certificates for whole shares credited to his or her account under the Plan are issued and a cash payment is made for any fraction of a share credited to such account.

The Plan Agent maintains all common shareholders' accounts in a Plan and furnishes written confirmation of all transactions in the account, including information needed by shareholders for tax records. Common shares in the account of each participant in a Plan are held by the Plan Agent in non-certificated form in the name of the participant, and each shareholder's proxy includes those shares purchased pursuant to the Plan.

In the case of shareholders such as banks, brokers, or nominees which hold shares for others who are the beneficial owners, the Plan Agent administers a Plan on the basis of the number of shares certified from time to time by the record shareholders as representing the total amount registered in the record shareholder's name and held for the account of beneficial owners who participate in the Plan.

Each participant bears a proportionate share of brokerage commissions incurred with respect to the Plan Agent's open market purchases in connection with the reinvestment of dividends or capital gain distributions. In each case, the cost per share of shares purchased for each participant's account is the average cost, including brokerage commissions, of any shares purchased in the open market plus the cost of any shares issued by a fund.


                                      (55)

The automatic reinvestment of dividends and distributions does not relieve participants of any income taxes that may be payable (or required to be withheld) on dividends or distributions.

Experience under a Plan may indicate that changes are desirable. Accordingly, each fund reserves the right to amend or terminate its Plan. There is no direct service charge to participants in a Plan; however, each fund reserves the right to amend the Plan to include a service charge payable by the participants.

It may be necessary to suspend operation of Trust III's Plan for one or two dividend payments immediately prior to the combination so that all purchase activity under the Plan is settled in advance of the effective date of merger. In that event all shareholders, including those in the Plan, will receive those dividends in cash.

Dividends and distributions. Each fund has a policy to make monthly distributions to common shareholders from net investment income. Monthly distributions to common shareholders consist of the net investment income of each fund remaining after the payment of dividends on the preferred shares.

Net investment income of each fund consists of all interest and other income (excluding capital gains and losses) accrued on portfolio assets, less all expenses of each fund allocable thereto. Income and expenses of each fund are accrued each day. Amounts which economically represent the excess of realized capital gains over realized capital losses, if any, are distributed to common shareholders at least annually to the extent not necessary to pay dividends (including Additional Dividends) on or to meet the liquidation preference of the preferred shares. However, for federal income tax purposes, the common shareholders and the preferred shareholders are treated as receiving their proportionate share of the excess of


                                      (56)
each fund's realized capital gains over realized capital losses, based upon the percentage of total dividends paid by the fund for the year that is received by each class.

While there are any preferred shares outstanding, neither fund may declare any cash dividend or other distribution on its common shares, unless at the time of such declaration (1) all accrued dividends on the preferred shares have been paid and (2) the value of each fund's total assets, less all liabilities and indebtedness of the fund (determined after deducting the amount of such dividend or other distribution), is at least 200% of the liquidation preference of the outstanding preferred shares (expected to equal the aggregate original purchase price of the outstanding preferred shares plus any accrued and unpaid dividends thereon). In addition to the requirements of the 1940 Act, each fund is required to comply with other asset coverage requirements as a condition of the fund obtaining a rating of the preferred shares from a nationally recognized rating service. These requirements include, among other things, an asset coverage test more stringent than under the 1940 Act. The limitation on each fund's ability to make distributions on its common shares could, in certain circumstances, impair the ability of each fund to maintain its qualification for taxation as a regulated investment company or might otherwise cause the fund to be subject to federal tax. Each fund intends, however, to the extent possible, to repurchase or redeem preferred shares from time to time to maintain compliance with such asset coverage requirements and may pay "special dividends" to the holders of the preferred shares in certain circumstances in an effort to maintain the fund's status as a regulated investment company and to relieve the fund of any federal tax.

As noted above under "Information about the Funds--
Preferred Shares," the terms of the preferred shares require that if, for any taxable year, any portion of the dividends on the preferred shares is not designated by a fund as exempt--


                                      (57)
interest dividends solely because that fund, in its judgment, is required to allocate capital gains or taxable income to the preferred shares, Additional Dividends will become payable on the preferred shares in an amount such that the net after federal tax return on the preferred shares would be the same as the net after federal tax return that would have been derived if the dividends paid to the holders of the preferred shares, not including any such Additional Dividends, had qualified in their entirety as exempt-interest dividends. The amount of any dividend payable to common shareholders will be reduced by the amount of any such Additional Dividends.

To permit each fund to maintain a more stable monthly distribution, each fund may from time to time pay out less than the entire amount of available net investment income to common shareholders earned in any particular period. Any such amount retained by a fund would be available to stabilize future distributions. As a result, the distributions paid by a fund for any particular period may be more or less than the amount of net investment income actually earned by that fund during such period. For information concerning the tax treatment of distributions to common shareholders, see the discussion under "Taxation" below. Both funds intend, however, to make such distributions as are necessary to maintain qualification as a regulated investment company.


Common shareholders may have their dividend or distribution checks sent to parties other than themselves. A "Dividend Order" form is available from Putnam Investor Services, mailing address: P.O. Box 41203, Providence, Rhode Island 02940-1203. After Putnam Investor Services receives this completed form with all registered owners' signatures guaranteed, the common shareholder's distribution checks will be sent to the bank or other person that the common shareholder has designated.


                                      (58)

For information concerning the tax treatment of such dividends and distributions to shareholders, see the discussion under "Taxation" below.

Declaration of Trust and Bylaws. Each fund's Agreement and Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the fund, or to cause it to engage in certain transactions or to modify its structure. The affirmative vote of at least two-thirds of the outstanding common and preferred shares, each voting as a separate class, of a fund is required to authorize any of the following actions: (1) merger or consolidation of the fund, (2) sale of all or substantially all of the assets of the fund, (3) liquidation or dissolution of the fund, (4) conversion of the fund to an open-end investment company, or (5) amendment of the Agreement and Declaration of Trust to reduce the two-thirds vote required to authorize the actions in (1) through (4) above unless with respect to any of the foregoing such action has been authorized by the affirmative vote of two-thirds of the total number of Trustees, in which case the affirmative vote of a majority of the shares entitled to vote is required.

The Trustees have determined that the two-thirds voting requirements described above, which are greater than the minimum requirements under the 1940 Act, are in the best interests of each fund and its shareholders generally. Reference is made to the Agreement and Declaration of Trust of each fund, on file with the SEC, for the full text of these provisions. These provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of a fund in a tender offer or similar transaction and may have the net effect of inhibiting the fund's conversion to open-end status.

If the merger is approved, the Bylaws of Trust III will be amended to make explicit the authority of Trust III to distrib-


                                      (59)
ute the Preferred Merger Shares to its Preferred Shareholders and the Common Merger Shares to its common shareholders. Similarly, the Bylaws of Trust II will be amended to add provisions governing the Preferred Merger Shares (which provisions will mirror those currently contained in the Bylaws of Trust III) and the Additional Preferred Shares.

Taxation. The following federal tax discussion is based on the advice of Ropes & Gray, counsel to the funds, and reflects provisions of the Code, existing treasury regulations, rulings published by the Service, and other applicable authority, as of the date of this Prospectus/Proxy Statement. These authorities are subject to change by legislative or administrative action. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in Trust II. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors. In addition, income earned through an investment in Trust II may be subject to state and local taxes. Because Trust II will be the surviving fund if the merger is approved, the discussion deals only with the taxation of Trust II.

Trust II intends to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. If the fund so qualifies, it will not be subject to federal income tax on income distributed timely to its shareholders in the form of dividends or capital gain distributions.

To satisfy the distribution requirement applicable to regulated investment companies, amounts paid as dividends by Trust II to its shareholders, including holders of its preferred shares, must qualify for the dividends-paid deduction. In certain circumstances, the Service could take the position that dividends paid on the preferred shares constitute preferential dividends under section 562(c) of the Code, and thus do not qualify for the dividends-paid deduction.


                                      (60)

If at any time when preferred shares are outstanding Trust II does not meet applicable asset coverage requirements, it will be required to suspend distributions to common shareholders until the requisite asset coverage is restored. Any such suspension may cause the fund to pay a 4% federal excise tax (imposed on regulated investment companies that fail to distribute for a given calendar year, generally, at least 98% of their net investment income and capital gain net income), or may, in certain circumstances, prevent Trust II from qualifying as a regulated investment company. The fund may redeem preferred shares or pay "special dividends" to the holders of the preferred shares in an effort to comply with the distribution requirement applicable to regulated investment companies and to avoid the excise tax.

Fund distributions designated as "tax-exempt dividends" are not generally subject to federal income tax. In addition, an investment in the fund may result in liability for federal alternative minimum tax, both for individual and corporate shareholders.

The terms of the preferred shares require that if, for any taxable year, any portion of the distributions paid by Trust II on the preferred shares at the applicable rate is not designated by the fund as exempt-interest dividends solely because the fund, in its judgment, is required to allocate capital gains and taxable income to the preferred shares, then the fund will be required to pay Additional Dividends to holders of the preferred shares to compensate for the resulting reduction in the after-tax return to such holders. It is anticipated that the allocation rules described above will in many circumstances require Trust II to pay such Additional Dividends. Such a distribution would reduce the amount available for distribution to common shareholders.

The fund may at times buy tax-exempt investments at a discount from the price at which they were originally issued, especially during periods of rising interest rates. For federal


                                      (61)
income tax purposes, some or all of this market discount will be included in the fund's ordinary income and will be taxable to shareholders as such when it is distributed.

The fund's investments in certain debt obligations may cause the fund to recognize taxable income in excess of the cash generated by such obligations. Thus, the fund could be required at times to liquidate other investments in order to satisfy its distribution requirements.

For federal income tax purposes, distributions of investment income other than "tax-exempt dividends" are taxable as ordinary income. Generally, gains realized by a fund on the sale or exchange of investments will be taxable to its shareholders, even though the income from such investments generally will be tax-exempt. Taxes on distributions of capital gains are determined by how long the fund owned the investments that generated them, rather than how long a shareholder has owned his or her shares. Distributions are taxable to shareholders even if they are paid from income or gains earned by the fund before a shareholder's investment (and thus were included in the price the shareholder paid). Distributions of gains from investments that the fund owned for more than one year will be taxable as capital gains. Distributions of gains from investments that the fund owned for one year or less will be taxable as ordinary income. Distributions are taxable whether shareholders receive them in cash or reinvest them in additional shares through the Dividend Reinvestment Plan.

Any gain resulting from the sale or exchange of fund shares will generally also be subject to tax. You should consult your tax advisor for more information on your own tax situation, including possible state and local taxes.


                                      (62)

Trading Information. The following chart shows quarterly per common share trading information for the past two fiscal years and the current fiscal year of the funds, as listed on the NYSE in the case of Trust II and the AMEX in the case of Trust III:


TRUST II

             Market        Market        Closing
             High          Low           Market        Closing     Premium or
Quarter      Price         Price         Price         NAV         (Discount) to
Ended        ($)           ($)           ($)           ($)         NAV (%)
--------------------------------------------------------------------------------
 4/30/98     15.500        14.063        14.125        14.13            (0.04%)
 7/31/98     15.125        14.250        14.750        14.17             4.09%
10/31/98     15.125        14.750        14.938        14.22             5.05%
 1/31/99     15.500        14.875        15.000        14.23             5.41%
 4/30/99     15.375        14.875        15.250        13.94             9.40%
 7/31/99     15.438        14.063        14.063        13.37             5.18%
10/31/99     14.188        10.500        11.000        12.65           (13.04%)
 1/31/00     11.438        10.375        11.063        12.26            (9.76%)
 4/30/00     11.438        10.563        10.563        12.52           (15.63%)
 7/31/00     11.313        10.563        11.313        12.81           (11.69%)
10/31/00     12.000        10.936        11.188        12.96           (13.67%)
 1/31/01     12.580        10.875        12.580        13.23            (4.91%)
--------------------------------------------------------------------------------



                                      (63)

TRUST III

             Market        Market        Closing
             High          Low           Market                    Premium or
Quarter      Price         Price         Price         Closing     (Discount) to
Ended        ($)           ($)           ($)           NAV ($)     NAV (%)
--------------------------------------------------------------------------------
 4/30/98     13.375        12.688        12.688        13.30            (4.60%)
 7/31/98     13.438        12.625        13.188        13.38            (1.43%)
10/31/98     14.000        13.125        13.688        13.51             1.32%
 1/31/99     13.875        13.125        13.500        13.52            (0.15%)
 4/30/99     13.750        13.250        13.375        13.31             0.49%
 7/31/99     13.438        12.625        12.625        12.84            (1.67%)
10/31/99     12.625        10.313        10.688        12.24           (12.68%)
 1/31/00     10.938        10.000        10.438        11.86           (11.99%)
 4/30/00     10.750        10.000        10.188        12.08           (15.66%)
 7/31/00     11.063        10.063        10.875        12.40           (12.30%)
10/31/00     11.375        10.813        11.000        12.55           (12.35%)
 1/31/01     12.000        10.375        11.800        12.79            (7.74%)
--------------------------------------------------------------------------------

       On March 31, 2001, the market price, net asset value per common share and discount to net asset value were $11.99, $13.31, and -9.92%, respectively for Trust II and $11.97, $12.88, and -7.07%, respectively, for Trust III.

IV.    FURTHER INFORMATION ABOUT VOTING AND THE MEETING

       General. This Prospectus/Proxy Statement is furnished in connection with the proposed merger of Trust III into Trust II, the proposed authorization, creation and issuance of the Additional Preferred Shares and the solicitation of proxies by and on behalf of the Trustees for use at the Joint Meeting of Shareholders (the "Meeting"). The Meeting is to be held on July 12, 2001, at 2:00 p.m. at One Post Office Square, 8th Floor, Boston, Massachusetts, or at such later time as is made necessary by adjournment. The Notice of the Meeting, the combined Prospectus/Proxy



                                      (64)

Statement and the enclosed form of proxy are being mailed to shareholders on or about May 14, 2001.

As of March 31, 2001, there were 4,007,092 outstanding common and 200 outstanding preferred shares of beneficial interest of Trust III, and 13,357,092 outstanding common and 1,260 outstanding preferred shares of beneficial interest of Trust II. Only shareholders of record on April 23, 2001 will be entitled to notice of and to vote at the Meeting. Each share is entitled to one vote, with fractional shares voting proportionally.

The Trustees know of no matters other than those set forth herein to be brought before the Meeting. If, however, any other matters properly come before the Meeting, it is the Trustees' intention that proxies will be voted on such matters in accordance with the judgment of the persons named in the enclosed form of proxy.

Required vote. Proxies are being solicited from each fund's shareholders by its Trustees for the Meeting. Unless revoked, all valid proxies will be voted in accordance with the specification thereon or, in the absence of specifications, FOR approval of the Agreement and Plan of Reorganization and, for preferred shareholders of Trust II only, FOR approval of the authorization of Additional Preferred Shares. The transactions contemplated by the Agreement and Plan of Reorganization will be consummated only if approved by the affirmative vote of the (i) holders of a majority of the outstanding common and preferred shares of beneficial interest of Trust III entitled to vote (voting together), (ii) holders of a majority of the outstanding preferred shares of Trust III, (iii) holders of a majority of the outstanding common and preferred shares of beneficial interest of Trust II entitled to vote (voting together) (or holders of a majority of the outstanding common and preferred shares of beneficial interest of Trust II voted, if holders of more than 50% of such shares vote), and (iv) holders of a majority of the outstanding preferred shares of Trust II. The proposal (for preferred shareholders of Trust II only) to


                                      (65)
approve the authorization, creation and issuance of Additional Preferred Shares may be approved only by the affirmative vote of holders of a majority of the outstanding preferred shares of Trust II.

Record date, quorum and method of tabulation. Shareholders of record of each fund at the close of business on April 23, 2001 (the "record date") will be entitled to vote at the Meeting or any adjournment thereof. The holders of a majority of the shares of each fund outstanding at the close of business on the record date present in person or represented by proxy will constitute a quorum for the Meeting.

Votes cast by proxy or in person at the meeting will be counted by persons appointed by the relevant fund as tellers for the Meeting. The tellers will count the total number of votes cast "for" approval of the proposal for purposes of determining whether sufficient affirmative votes have been cast. The tellers will count shares represented by proxies that reflect abstentions and "broker non-votes" (i.e., shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or the persons entitled to vote and (ii) the broker or nominee does not have the discretionary voting power on a particular matter) as shares that are present and entitled to vote on the matter for purposes of determining the presence of a quorum. Abstentions and broker non-votes have the effect of a negative vote on the proposal.

Broker-dealers may vote preferred shares of each of Trust II and Trust III in proportion to the voting instructions received from the fund's preferred shareholders if (i) a minimum of 30% of the outstanding preferred shares of the fund have been voted by preferred shareholders, (ii) less than 10% of the outstanding preferred shares of the fund vote against the proposals, and (iii) broker-dealers have not otherwise received voting instructions from the fund's preferred shareholders. Where common and preferred shareholders vote together (Pro-



                                      (66)
posal 1), proportional voting of preferred shares will not be allowed unless holders of a majority of the outstanding common shares of the fund approve the proposal.

Share ownership. As of March 31, 2001, the officers and Trustees of each fund as a group beneficially owned less than 1% of the outstanding shares of such fund and, to the knowledge of each fund, no person (other than DTC) owned of record or beneficially 5% or more of the outstanding shares of the fund. In addition, upon consummation of the proposed merger, to the knowledge of the fund, no such person (other than DTC) is expected to own of record or beneficially 5% or more of the outstanding shares of the combined fund.

Solicitation of proxies. In addition to soliciting proxies by mail, the Trustees of each fund and employees of Putnam Management, Putnam Fiduciary Trust Company and Putnam Retail Management may solicit proxies in person or by telephone. Each fund may also arrange to have votes recorded by telephone. The telephonic voting procedure is designed to authenticate shareholders' identities, to allow them to authorize the voting of their shares in accordance with their instructions and to confirm that their instructions have been properly recorded. Each fund has been advised by counsel that these procedures are consistent with the requirements of applicable law. If these procedures were subject to a successful legal challenge, such votes would not be counted at the meeting. Each fund is unaware of any such challenge at this time. Shareholders would be called at the phone number Putnam Investments has in its records for their accounts, and would be asked for their Social Security number or other identifying information. The shareholders would then be given an opportunity to authorize the proxies to vote their shares at the meeting in accordance with their instructions. To ensure that the shareholders' instructions have been recorded correctly, they will also receive a confirma-



                                      (67)
tion of their instructions in the mail. A special toll-free number will be available in case the information contained in the confirmation is incorrect.

Shareholders have the opportunity to submit their voting instructions via the Internet by utilizing a program provided by a third-party vendor hired by Putnam Fiduciary Trust Company. The giving of such a proxy will not affect your right to vote in person should you decide to attend the Meeting. To vote via the Internet, you will need the 14-digit "control" number that appears on your proxy card. To vote, please access the Internet address: www.proxyweb.com/Putnam. The Internet voting procedures are designed to authenticate shareholder identities, to allow shareholders to give their voting instructions, and to confirm that shareholders' instructions have been recorded properly. Shareholders voting via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the shareholders.

Each fund's Trustees have adopted a general policy of maintaining confidentiality in the voting of proxies. In soliciting proxies by telephone or otherwise from shareholders who have not voted their shares or who have abstained from voting, each fund will preserve the confidentiality of such shareholders' votes.

Persons holding shares as nominees will, upon request, be reimbursed for their reasonable expenses in soliciting instructions from their principals. Each fund has retained at its own expense D.F. King & Co., Inc., 77 Water Street, New York, New York 10005, to aid in the solicitation of instructions for nominee and registered accounts for a fee of $9,500 for Trust II and $8,500 for Trust III, respectively, plus reasonable out-of-pocket expenses for mailing and phone costs. The expenses of the preparation of proxy statements and related materials, including printing and delivery costs, are borne by each fund.

Revocation of proxies. Proxies, including proxies given by telephone or over the Internet, may be revoked at any time



                                      (68)
before they are voted either (i) by a written revocation received by the Clerk of the funds (addressed to the funds' Clerk at the principal office of the funds, One Post Office Square, Boston, Massachusetts 02109), (ii) by properly executing a later-dated proxy, (iii) by recording later-dated voting instructions via the Internet or (iv) by attending the Meeting and voting in person.

Date for receipt of shareholders' proposals for the next annual meeting. It is currently anticipated that each fund's next annual meeting of shareholders will be held in October, 2001. Shareholder proposals to be included in each fund's proxy statement for that meeting must have been received by the fund before April 16, 2001. Shareholders who wish to make a proposal at the October, 2001 meeting--other than one that will be included in the fund's proxy materials--should notify the fund no later than June 30, 2001. The Board Policy and Nominating Committee will also consider nominees recommended by shareholders of each fund to serve as Trustees, provided that shareholders submit their recommendations by June 30, 2001. If a shareholder who wishes to present a proposal fails to notify the funds by this date, the proxies solicited for the meeting will have discretionary authority to vote on the shareholder's proposal if it is properly brought before the meeting. If a shareholder makes a timely notification, the proxies may still exercise discretionary voting authority under circumstances consistent with the SEC's proxy rules. Shareholders who wish to propose one or more nominees for election as Trustees, or to make a proposal fixing the number of Trustees, at the October, 2001 annual meeting of each fund must provide written notice to each fund (including all required information) so that such notice is received in good order by each fund no later than September 11, 2001.


Adjournment. If sufficient votes in favor of the proposal are not received by the time scheduled for the Meeting, the persons named as proxies may propose adjournments of the Meeting for a reasonable time after the date set for the original meeting to per-


                                      (69)
mit further solicitation of proxies. Any adjournment will require the affirmative vote of a majority of the votes cast on the question in person or by proxy at the session of the Meeting to be adjourned. The persons named as proxies will vote in favor of such adjournment those proxies which they are entitled to vote in favor of the proposal. They will vote against any such adjournment those proxies required to be voted against the proposal. Each fund pays the costs of any additional solicitation and of any adjourned session for that fund.


                                      (70)

Appendix A

    AGREEMENT AND PLAN OF REORGANIZATION


    This Agreement and Plan of Reorganization (the "Agreement") is made as of April 6, 2001 in Boston, Massachusetts, by and between Putnam Investment Grade Municipal Trust II, a Massachusetts business trust ("Trust II"), and Putnam Investment Grade Municipal Trust III, a Massachusetts business trust ("Trust III").

    PLAN OF REORGANIZATION

(a) Trust III will sell, assign, convey, transfer and deliver to Trust II on the Exchange Date (as defined in Section 6) all of its properties and assets existing at the Valuation Time (as defined in Section 3(d)). In consideration therefor, Trust II shall, on the Exchange Date, assume all of the liabilities of Trust III existing at the Valuation Time and deliver to Trust III (i) a number of full and fractional common shares of beneficial interest of Trust II (the "Common Merger Shares") having an aggregate net asset value equal to the value of the assets of Trust III transferred to Trust II on such date less the value of the liabilities of Trust III assumed by Trust II on such date (including the liquidation preference of the Preferred Merger Shares (as defined below)) and (ii) a number of preferred shares of beneficial interest of Trust II (the "Preferred Merger Shares") having an aggregate liquidation preference equal to the aggregate liquidation preference of the outstanding preferred shares of Trust III on such date. The preferences, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption and all other attributes of the Preferred Merger Shares shall be identical in all material respects to those of Trust III's outstanding preferred shares, except that the terms of the Preferred Merger Shares will authorize the creation and issuance of additional preferred shares with an aggregate initial liquidation preference of up to $60 million ("Additional Preferred Shares"). Dividends on preferred shares of Trust III shall accumulate to and including the day (which shall be a



                                      (A-1)

    Remarketing Date (as defined in the Bylaws of Trust III)) before the Closing Date and then cease to accumulate, and dividends on Preferred Merger Shares shall accumulate in respect of their "Initial Rate Period" from and including the Closing Date at the rate determined in connection with the Remarketing (as defined in the Bylaws of Trust III) of the outstanding preferred shares of Trust III on the day before the Closing Date. The "Initial Rate Period" for the Preferred Merger Shares shall be a 28-day Dividend Period (as defined in the Bylaws of Trust III). The Common Merger Shares and the Preferred Merger Shares shall be referred to collectively as the "Merger Shares." It is intended that the reorganization described in this Plan shall be a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the "Code").

(b) Upon consummation of the transactions described in paragraph (a) of this Agreement, Trust III shall distribute in complete liquidation to its common and preferred shareholders of record as of the Exchange Date Common and Preferred Merger Shares, each shareholder being entitled to receive that proportion of such Common or Preferred Merger Shares that the number of common or preferred shares of beneficial interest of Trust III held by such shareholder bears to the number of such common or preferred shares of Trust III outstanding on such date. Certificates representing the Common Merger Shares will be issued only if the shareholder so requests; Certificates representing the Preferred Merger Shares will not be issued.


                                      (A-2)

AGREEMENT


       Trust II and Trust III agree as follows:

1. Representations and warranties of Trust II. Trust II represents and warrants to and agrees with Trust III that:

   (a) Trust II is a business trust duly established and validly existing under the laws of The Commonwealth of Massachusetts, and has power to own all of its properties and assets and to carry out its obligations under this Agreement. Trust II is not required to qualify as a foreign association in any jurisdiction. Trust II has all necessary federal, state and local authorizations to carry on its business as now being conducted and to carry out this Agreement.

   (b) Trust II is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end management investment company, and such registration has not been revoked or rescinded and is in full force and effect.

   (c) A statement of assets and liabilities, statement of operations, statement of changes in net assets and schedule of investments (indicating their market values) of Trust II for the fiscal year ended April 30, 2000, such statements and schedule having been audited by PricewaterhouseCoopers LLP, independent accountants, and an unaudited statement of assets and liabilities, statement of operations, statement of changes in net assets and schedule of investments (indicating their market values) of Trust II for the six months ended October 31, 2000, have been furnished to Trust
       III. Such statements of assets and liabilities and schedules of investments fairly present the financial position of Trust II as of the dates thereof and such statements of operations and changes in net assets fairly reflect the results of its operations and changes in net assets for the periods covered thereby in conformity with generally accepted accounting principles.

   (d) There are no material legal, administrative or other proceedings pending or, to the knowledge of Trust II, threatened


                                      (A-3)
       against Trust II which assert liability or may, if successfully prosecuted to their conclusion, result in liability on the part of Trust II, other than as have been disclosed in the Prospectuses (as defined below).

   (e) Trust II has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of April 30, 2000 and those incurred in the ordinary course of Trust II's business as an investment company since such date.

   (f) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by Trust II of the transactions contemplated by this Agreement, except such as may be required under the Securities Act of 1933, as amended (the "1933 Act"), the Securities Exchange Act of 1934, as amended (the "1934 Act"), the 1940 Act, state securities or blue sky laws (which term as used herein shall include the laws of the District of Columbia and of Puerto Rico) or the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "H-S-R Act").

   (g) The registration statement and any amendment thereto (including any post-effective amendment) (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") by Trust II on Form N-14 relating to the Merger Shares issuable hereunder, the proxy statement of Trust III included therein (the "Trust III Proxy Statement") and the proxy statement of Trust II included therein (the "Trust II Proxy Statement" and, together with the Trust III Proxy Statement, the "Proxy Statements"), on the effective date of the Registration Statement (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred


                                      (A-4)
       to in Section 7(a) and at the Exchange Date, each prospectus contained in the Registration Statement (collectively, the "Prospectuses"), as amended or supplemented by any amendments or supplements filed or requested to be filed with the Commission by Trust III, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided however, that none of the representations and warranties in this subsection shall apply to statements in or omissions from the Registration Statement, the Prospectuses or the Proxy Statements made in reliance upon and in conformity with information furnished by Trust III for use in the Registration Statement, the Prospectuses or the Proxy Statements.

   (h) There are no material contracts outstanding to which Trust II is a party, other than as disclosed in the Registration Statement, the Prospectuses, or the Proxy Statements.

   (i) All of the issued and outstanding shares of beneficial interest of Trust II have been offered for sale and sold in conformity with all applicable federal securities laws.

   (j) Trust II is and will at all times through the Exchange Date qualify for taxation as a "regulated investment company" under Sections 851 and 852 of the Code.

   (k) The issuance of the Merger Shares pursuant to this Agreement will be in compliance with all applicable federal securities laws.

   (l) The Merger Shares to be issued to Trust III have been duly authorized and, when issued and delivered pursuant to this Agreement, will be legally and validly issued and will be fully paid and nonassessable by Trust II, and no shareholder of Trust II will have any preemptive right of subscription or purchase in respect thereof.


                                      (A-5)

2. Representations and warranties of Trust III. Trust III represents and warrants to and agrees with Trust II that:

   (a) Trust III is a business trust duly established and validly existing under the laws of The Commonwealth of Massachusetts, and has power to own all of its properties and assets and to carry out its obligations under this Agreement. Trust III is not required to qualify as a foreign association in any jurisdiction. Trust III has all necessary federal, state and local authorizations to carry on its business as now being conducted and to carry out this Agreement.

   (b) Trust III is registered under the 1940 Act as a closed-end management investment company, and such registration has not been revoked or rescinded and is in full force and effect.

   (c) A statement of assets and liabilities, statement of operations, statement of changes in net assets and schedule of investments (indicating their market values) of Trust III for the fiscal year ended October 31, 2000, such statements and schedule having been audited by PricewaterhouseCoopers LLP, independent accountants, have been furnished to Trust II. Such statements of assets and liabilities and schedule of investments fairly present the financial position of Trust III as of October 31, 2000, and such statements of operations and changes in net assets fairly reflect the results of its operations and changes in net assets for the period covered thereby in conformity with generally accepted accounting principles.

   (d) There are no material legal, administrative or other proceedings pending or, to the knowledge of Trust III, threatened against Trust III which assert liability or may, if successfully prosecuted to their conclusion, result in liability on the part of Trust III, other than as have been disclosed in the Registration Statement.

   (e) Trust III has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of October 31,


                                      (A-6)

       2000 and those incurred in the ordinary course of Trust III's business as an investment company since such date. Prior to the Exchange Date, Trust III will advise Trust II of all material liabilities, contingent or otherwise, incurred by it subsequent to October 31, 2000, whether or not incurred in the ordinary course of business.

   (f) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by Trust III of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, the 1934 Act, the 1940 Act, state securities or blue sky laws, or the H-S-R Act.

   (g) The Registration Statement, the Prospectuses and the Proxy Statements, on the Effective Date of the Registration Statement and insofar as they do not relate to Trust II (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7(a) below and on the Exchange Date, the Prospectuses, as amended or supplemented by any amendments or supplements filed or requested to be filed with the Commission by Trust II, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided however, that the representations and warranties in this subsection shall apply only to statements of fact relating to Trust III contained in the Registration Statement, the Prospectuses or the Proxy Statements, or omissions to state in any thereof a material fact relating to Trust III, as such Registration Statement, Prospectuses and Proxy Statements shall be furnished to Trust III in definitive form as soon as practicable following


                                      (A-7)
       effectiveness of the Registration Statement and before any public distribution of the Prospectuses or Proxy Statements.

   (h) There are no material contracts outstanding to which Trust III is a party, other than as will be disclosed in the Prospectuses or the Proxy Statements.

   (i) All of the issued and outstanding shares of beneficial interest of Trust III have been offered for sale and sold in conformity with all applicable federal securities laws.

   (j) Trust III is and will at all times through the Exchange Date qualify for taxation as a "regulated investment company" under Sections 851 and 852 of the Code.

   (k) Trust III has filed or will file all federal and state tax returns which, to the knowledge of Trust III's officers, are required to be filed by Trust III and has paid or will pay all federal and state taxes shown to be due on said returns or on any assessments received by Trust III. All tax liabilities of Trust III have been adequately provided for on its books, and to the knowledge of Trust III, no tax deficiency or liability of Trust III has been asserted, and no question with respect thereto has been raised, by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid.

   (l) At both the Valuation Time and the Exchange Date, Trust III will have full right, power and authority to sell, assign, transfer and deliver the Investments and any other assets and liabilities of Trust III to be transferred to Trust II pursuant to this Agreement. At the Exchange Date, subject only to the delivery of the Investments and any such other assets and liabilities as contemplated by this Agreement, Trust II will acquire the Investments and any such other assets and liabilities subject to no encumbrances, liens or security interests whatsoever and without any restrictions upon the transfer thereof (except for such restrictions as previously disclosed to Trust II by Trust III). As used in this Agreement, the term


                                      (A-8)

       "Investments" shall mean Trust III's investments shown on the schedule of its investments as of October 31, 2000 referred to in Section 2(c) hereof, as supplemented with such changes as Trust III shall make, and changes resulting from stock dividends, stock splits, mergers and similar corporate actions.

   (m) No registration under the 1933 Act of any of the Investments would be required if they were, as of the time of such transfer, the subject of a public distribution by either of Trust II or Trust III, except as previously disclosed to Trust II by Trust III.

   (n) At the Exchange Date, Trust III will have sold such of its assets, if any, as necessary to ensure that, after giving effect to the acquisition of the assets of Trust III pursuant to this Agreement, Trust II will remain in compliance with its mandatory investment restrictions as set forth in the Registration Statement.

3.     Reorganization.

   (a) Subject to the requisite approval of the shareholders of Trust III and to the other terms and conditions contained herein (including Trust III's obligation to distribute to its shareholders all of its investment company taxable income and net capital gain as described in Section 8(m) hereof), Trust III agrees to sell, assign, convey, transfer and deliver to Trust II, and Trust II agrees to acquire from Trust III, on the Exchange Date all of the Investments and all of the cash and other properties and assets of Trust III, whether accrued or contingent (including cash received by Trust III upon the liquidation by Trust III of any investments purchased by Trust III after October 31, 2000 and designated by Trust II as being unsuitable for it to acquire), in exchange for that number of Merger Shares provided for in Section 4 and the assumption by Trust II of all of the liabilities of Trust III, whether accrued or contingent, existing at the Valuation Time. Pursuant to this Agreement, Trust III will, as soon as practicable after the Exchange Date, distribute all of the Common and


                                      (A-9)

       Preferred Merger Shares received by it to the common and preferred shareholders, respectively, of Trust III, in complete liquidation of Trust III.

   (b) Reserved.


   (c) Trust III will pay or cause to be paid to Trust II any interest, cash or such dividends, rights and other payments received by it on or after the Exchange Date with respect to the Investments and other properties and assets of Trust III, whether accrued or contingent, received by it on or after the Exchange Date. Any such distribution shall be deemed included in the assets transferred to Trust II at the Exchange Date and shall not be separately valued unless the securities in respect of which such distribution is made shall have gone "ex" such distribution prior to the Valuation Time, in which case any such distribution which remains unpaid at the Exchange Date shall be included in the determination of the value of the assets of Trust III acquired by Trust II.

   (d) The Valuation Time shall be 4:00 p.m. Boston time on July 20, 2001 or such earlier or later day as may be mutually agreed upon in writing by the parties hereto (the "Valuation Time").

4. Exchange date; valuation time. On the Exchange Date, Trust II will deliver to Trust III (i) a number of full and fractional Common Merger Shares having an aggregate net asset value equal to the value of assets of Trust III transferred to Trust II on such date less the sum of
       (x) the value of the liabilities of Trust III assumed by Trust II on that date and (y) the aggregate liquidation preference of the Preferred Merger Shares and (ii) a number of Preferred Merger Shares having an aggregate liquidation preference equal to the aggregate liquidation preference of the outstanding preferred shares of Trust III on that date.



                                     (A-10)

   (a) The net asset value of the Merger Shares to be delivered to Trust III, the value of the assets attributable to the common and preferred shares of Trust III and the value of the liabilities attributable to the common and preferred shares of Trust III to be assumed by Trust II shall in each case be determined as of the Valuation Time.

   (b) The net asset value of the Common and Preferred Merger Shares, and the value of the assets and liabilities of the common and preferred shares of Trust III, shall be determined by Trust II, in cooperation with Trust III, pursuant to procedures customarily used by Trust II in determining the fair market value of Trust II's assets and liabilities.

   (c) No adjustment shall be made in the net asset value of either Trust III or Trust II to take into account differences in realized and unrealized gains and losses.

   (d) The Bylaws of Trust III shall be amended to make explicit the authority of Trust III to distribute the Preferred Merger Shares to its preferred shareholders and the Common Merger Shares to its common shareholders (as described below), and the investment restrictions of Trust III shall be temporarily amended to the extent necessary to effect the transactions contemplated by this Agreement.

   (e) Trust II shall issue the Merger Shares to Trust III in two certificates registered in the name of Trust III, one for the Common Merger Shares and one for the Preferred Merger Shares (excluding any fractional shares). Trust III shall distribute the Common Merger Shares to the common shareholders of Trust III by redelivering such certificate to Trust II's transfer agent, which will as soon as practicable set up open accounts for each common shareholder of Trust II in accordance with written instructions furnished by Trust III. Trust III shall distribute the Preferred Merger Shares to the preferred shareholders of Trust III by redelivering such certificate to Trust II's transfer agent, which will as soon as practicable set up open accounts for each preferred shareholder of Trust III in accor-



                                     (A-11)
       dance with written instructions furnished by Trust III. With respect to any Trust III common shareholder holding share certificates as of the Exchange Date, Trust II will not permit such shareholder to receive dividends and other distributions on the Merger Shares (although such dividends and other distributions shall be credited to the account of such shareholder), receive certificates representing the Merger Shares, or pledge such Merger Shares until such shareholder has surrendered his or her outstanding Trust III certificates or, in the event of lost, stolen, or destroyed certificates, posted adequate bond. In the event that a shareholder shall not be permitted to receive dividends and other distributions on the Merger Shares as provided in the preceding sentence, Trust II shall pay any such dividends or distributions in additional shares, notwithstanding any election such shareholder shall have made previously with respect to the payment, in cash or otherwise, of dividends and distributions on shares of Trust III. Trust III will, at its expense, request the shareholders of Trust III to surrender their outstanding Trust III certificates, or post adequate bond, as the case may be.

   (f) Trust II shall assume all liabilities of Trust III, whether accrued or contingent, in connection with the acquisition of assets and subsequent dissolution of Trust III or otherwise.

5.     Expenses, fees, etc.

   (a) All fees and expenses, including legal and accounting expenses, portfolio transfer taxes (if any) or other similar expenses incurred in connection with the consummation by Trust III and Trust II of the transactions contemplated by this Agreement will be allocated ratably between Trust II and Trust III in proportion to their net assets as of the Valuation Time, except that (i) the costs of proxy materials and proxy solicitation for each fund will be borne by that fund, and (ii) the costs of repositioning the portfolio of Trust III to reflect the investment policies of Trust II incurred prior to the Exchange Date shall be borne by Trust III; provided however,


                                     (A-12)
       that such expenses will in any event be paid by the party directly incurring such expenses if and to the extent that the payment by the other party of such expenses would result in the disqualification of Trust II or Trust III, as the case may be, as a "regulated investment company" within the meaning of Section 851 of the Code.

   (b) In the event the transactions contemplated by this Agreement are not consummated by reason of Trust II's being either unwilling or unable to go forward (other than by reason of the nonfulfillment or failure of any condition to Trust II's obligations referred to in Section 8), or by reason of the nonfulfillment or failure of any condition to Trust III's obligations referred to in Section 9, Trust II shall pay directly all reasonable fees and expenses incurred by Trust III in connection with such transactions, including, without limitation, legal, accounting and filing fees.

   (c) In the event the transactions contemplated by this Agreement are not consummated by reason of Trust III's being either unwilling or unable to go forward (other than by reason of the nonfulfillment or failure of any condition to Trust III's obligations referred to in Section 9), or by reason of the nonfulfillment or failure of any condition to Trust II's obligations referred to in Section 8, Trust III shall pay directly all reasonable fees and expenses incurred by Trust II in connection with such transactions, including without limitation legal, accounting and filing fees.

   (d) In the event the transactions contemplated by this Agreement are not consummated for any reason other than (i) Trust II's or Trust III's being either unwilling or unable to go forward or (ii) the nonfulfillment or failure of any condition to Trust II's or Trust III's obligations referred to in Section 8 or Section 9 of this Agreement, then each of Trust II and Trust III shall bear all of its own expenses incurred in connection with such transactions.


                                     (A-13)

   (e) Notwithstanding any other provisions of this Agreement, if for any reason the transactions contemplated by this Agreement are not consummated, no party shall be liable to the other party for any damages resulting therefrom, including without limitation consequential damages, except as specifically set forth above.

6. Exchange date. Delivery of the assets of Trust III to be transferred, assumption of the liabilities of Trust III to be assumed and the delivery of the Merger Shares to be issued shall be made at the offices of Ropes & Gray, One International Place, Boston, Massachusetts, at 10:00 A.M. on the next full business day following the Valuation Time, or at such other time and date agreed to by Trust II and Trust III, the date and time upon which such delivery is to take place being referred to herein as the "Exchange Date."

7. Meeting of shareholders; dissolution.

   (a) Each of Trust II and Trust III agrees to call a meeting of its shareholders as soon as is practicable after the effective date of the Registration Statement for, among other things, the purpose of considering the matters contemplated by this Agreement.

   (b) Trust III agrees that the liquidation and dissolution of Trust III will be effected in the manner provided in the Agreement and Declaration of Trust of Trust III in accordance with applicable law and that on and after the Exchange Date, Trust III shall not conduct any business except in connection with its liquidation and dissolution.

   (c) Trust II has, after the preparation and delivery to Trust II by Trust III of a preliminary version of the Proxy Statement which was satisfactory to Trust II and to Ropes & Gray for inclusion in the Registration Statement, filed the Registration Statement with the Commission. Each of Trust III and Trust II will cooperate with the other, and each will furnish to the other the information relating to itself required by the 1933 Act, the 1934 Act and the 1940 Act and the rules and regu-


                                     (A-14)
       lations thereunder set forth in the Registration Statement, including the Prospectuses and the Proxy Statements.

8. Conditions to Trust II's obligations. The obligations of Trust II hereunder shall be subject to the following conditions:

   (a) That this Agreement shall have been adopted and the transactions contemplated hereby shall have been approved by the affirmative vote of
       (i) at least two-thirds of the Trustees of Trust III (including a majority of those Trustees who are not "interested persons" of Trust III, as defined in Section 2(a)(19) of the 1940 Act), (ii) holders of a majority of the outstanding common and preferred shares of beneficial interest of Trust III entitled to vote (voting together), (iii) holders of a majority of the outstanding preferred shares of Trust III, (iv) a majority of the Trustees of Trust II (including a majority of those Trustees who are not "interested persons" of Trust II, as defined in
       Section 2(a)(19) of the 1940 Act), (v) holders of a majority of the outstanding common and preferred shares of beneficial interest of Trust II entitled to vote (voting together) (or holders of a majority of the outstanding common and preferred shares of beneficial interest of Trust II voted, if holders of more than 50% of such shares vote), and (vi) holders of a majority of the outstanding preferred shares of Trust II.

   (b) That Trust III shall have furnished to Trust II a statement of Trust III's net assets, with values determined as provided in Section 4 of this Agreement, together with a list of Investments with their respective tax costs, all as of the Valuation Time, certified on Trust III's behalf by Trust III's President (or any Vice President) and Treasurer (or any Assistant Treasurer), and a certificate of both such officers, dated the Exchange Date, to the effect that as of the Valuation Time and as of the Effective Date there has been no material adverse change in the financial position of Trust III since October 31, 2000 other than changes in the Investments and other assets and properties since that date or changes in the market value


                                     (A-15)
       of the Investments and other assets of Trust III or changes due to dividends paid or losses from operations.

   (c) That Trust III shall have furnished to Trust II a statement, dated the Exchange Date, signed on behalf of Trust III by Trust III's President (or any Vice President) and Treasurer (or any Assistant Treasurer) certifying that as of the Valuation Time and as of the Exchange Date all representations and warranties of Trust III made in this Agreement are true and correct in all material respects as if made at and as of such dates, and that Trust III has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied at or prior to each of such dates.

   (d) That Trust III shall have delivered to Trust II an agreed upon procedures letter from PricewaterhouseCoopers LLP dated the Exchange Date, setting forth findings of PricewaterhouseCoopers LLP pursurant to its performance of the agreed upon procedures set forth therein relating to management's assertions that (i) for the fiscal period from November 1, 2000 to the Exchange Date Trust III qualified as a regulated investment company under the Internal Revenue Code (the "Code"), (ii) as of the Exchange Date, has no liability other than liabilities stated for federal or state income taxes and (iii) as of the Exchange Date, has no liability for federal excise tax purposes under section 4982 of the Code.

   (e) That there shall not be any material litigation pending with respect to the matters contemplated by this Agreement.

   (f) That Trust II shall have received an opinion of Ropes & Gray, in form satisfactory to Trust II and dated the Exchange Date, to the effect that
       (i) Trust III is a business trust duly established and validly existing under the laws of The Commonwealth of Massachusetts, and, to the knowledge of such counsel, is not required to qualify to do business as a foreign association in any jurisdiction except as may be required by state securities or blue sky laws, (ii) this Agreement has been duly authorized, executed, and delivered by Trust III and,


                                     (A-16)
       assuming that the Registration Statement, the Prospectuses and the Proxy Statements comply with the 1933 Act, the 1934 Act and the 1940 Act and assuming due authorization, execution and delivery of this Agreement by Trust II, is a valid and binding obligation of Trust III, (iii) Trust III has power to sell, assign, convey, transfer and deliver the assets contemplated hereby and, upon consummation of the transactions contemplated hereby in accordance with the terms of this Agreement, Trust III will have duly sold, assigned, conveyed, transferred and delivered such assets to Trust II, (iv) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate Trust III's Agreement and Declaration of Trust, as amended, or Bylaws or any provision of any agreement known to such counsel to which Trust III is a party or by which it is bound, it being understood that with respect to investment restrictions as contained in Trust III's Agreement and Declaration of Trust, Bylaws or the Prospectuses, such counsel may rely upon a certificate of an officer of Trust III's whose responsibility it is to advise Trust III with respect to such matters, and (v) no consent, approval, authorization or order of any court or governmental authority is required for the consummation by Trust III of the transactions contemplated hereby, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act and such as may be required under state securities or blue sky laws and the H-S-R Act, and (vi) such other matters as Trust II may reasonably deem necessary or desirable.

   (g) That Trust II shall have received an opinion of Ropes & Gray dated the Exchange Date (which opinion would be based upon certain factual representations and subject to certain qualifications), to the effect that, on the basis of the existing provisions of the Code, current administrative rules and court decisions, for federal income tax purposes: (i) the acquisition by Trust II of substantially all of the assets of Trust III solely in exchange for Merger Shares and the assumption by Trust II


                                     (A-17)
       of liabilities of Trust III followed by the distribution of Trust III to its shareholders of Merger Shares in complete liquidation of Trust III, all pursuant to the plan of reorganization, constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and Trust III and Trust II will each be a "party to a reorganization" within the meaning of Section 368(b) of the Internal Revenue Code, (ii) no gain or loss will be recognized by Trust II or its shareholders upon receipt of the Investments transferred to Trust II pursuant to this Agreement in exchange for the Merger Shares, (iii) the basis to Trust II of the Investments will be the same as the basis of the Investments in the hands of Trust III immediately prior to such exchange, (iv) Trust II's holding periods with respect to the Investments will include the respective periods for which the Investments were held by Trust III; and (v) Trust II will succeed to and take into account the items of Trust III described in Section 381(c) of the Internal Revenue Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Internal Revenue Code and Regulations thereunder.

   (h) That the assets of Trust III to be acquired by Trust II will include no assets which Trust II, by reason of charter limitations or of investment restrictions disclosed in the Registration Statement in effect on the Exchange Date, may not properly acquire.

   (i) That the Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of Trust II, threatened by the Commission.

   (j) That Trust II shall have received from the Commission, any relevant state securities administrator, the Federal Trade Commission (the "FTC") and the Department of Justice (the "Department") such order or orders as Ropes & Gray deems reasonably necessary or desirable under the 1933 Act, the 1934 Act, the 1940 Act, any applicable state securities or


                                     (A-18)
       blue sky laws and the H-S-R Act in connection with the transactions contemplated hereby, and that all such orders shall be in full force and effect.

   (k) That all proceedings taken by Trust III in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to Trust II and Ropes & Gray.

   (l) That, prior to the Exchange Date, Trust III shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the shareholders of Trust III
       (i) all of the excess of (X) Trust III's investment income excludeable from gross income under Section 103 of the Code over (Y) Trust III's deductions disallowed under Sections 265 and 171 of the Code, (ii) all of Trust III's investment company taxable income (as defined in Section 852 of the Code) for its taxable years ending on or after October 31, 2000, and on or prior to the Exchange Date (computed in each case without regard to any deduction for dividends paid), and (iii) all of its net capital gain realized after reduction by any capital loss carryover in each of its taxable years ending on or after October 31, 2000, and on or prior to the Exchange Date.

   (m) That Trust III's custodian shall have delivered to Trust II a certificate identifying all of the assets of Trust III held by such custodian as of the Valuation Time.

   (n) That Trust III's transfer agent shall have provided to Trust II (i) the originals or true copies of all of the records of Trust III in the possession of such transfer agent as of the Exchange Date, (ii) a certificate setting forth the number of shares of Trust III outstanding as of the Valuation Time, and (iii) the name and address of each holder of record of any such shares and the number of shares held of record by each such shareholder.


                                     (A-19)

   (o) That all of the issued and outstanding shares of beneficial interest of Trust III shall have been offered for sale and sold in conformity with all applicable state securities or blue sky laws and, to the extent that any audit of the records of Trust III or its transfer agent by Trust II or its agents shall have revealed otherwise, either (i) Trust III shall have taken all actions that in the opinion of Trust II or its counsel are necessary to remedy any prior failure on the part of Trust III to have offered for sale and sold such shares in conformity with such laws or
       (ii) Trust III shall have furnished (or caused to be furnished) surety, or deposited (or caused to be deposited) assets in escrow, for the benefit of Trust II in amounts sufficient and upon terms satisfactory, in the opinion of Trust II or its counsel, to indemnify Trust II against any expense, loss, claim, damage or liability whatsoever that may be asserted or threatened by reason of such failure on the part of Trust III to have offered and sold such shares in conformity with such laws.

   (p) That Trust II shall have received from PricewaterhouseCoopers LLP an agreed upon procedures letter addressed to Trust II dated as of the Exchange Date satisfactory in form and substance to Trust II setting forth the findings of PricewaterhouseCoopers LLP pursuant to its performance of the agreed upon procedures set forth therein relating to management's assertion that as of the Valuation Time the value of the assets of Trust III to be exchanged for the Merger Shares has been determined in accordance with the provisions of Article 10, Section 5 of Trust II's By-laws pursuant to the procedures customarily utilized by Trust II in valuing its assets and issuing its shares.

   (q) That Trust III shall have executed and delivered to Trust II an instrument of transfer dated as of the Exchange Date pursuant to which Trust III will assign, transfer and convey all of the assets and other property to Trust II at the Valuation Time in connection with the transactions contemplated by this Agreement.


                                     (A-20)

   (r) That Standard & Poor's Ratings Group and Moody's Investors Service, Inc. shall have advised Trust II that the consummation of the transactions described in paragraph (a) of this Agreement will not result in the withdrawal of their current ratings of Trust II's outstanding preferred shares.

   (s) That the authorization, creation and issuance of Additional Preferred Shares shall have been approved by holders of a majority of Trust II's outstanding preferred shares.

   (t) That the Common Merger Shares shall have been accepted for listing by the New York Stock Exchange.

9. Conditions to Trust III's obligations. The obligations of Trust III hereunder shall be subject to the following conditions:

   (a) That this Agreement shall have been adopted and the transactions contemplated hereby shall have been approved by the affirmative vote of
       (i) at least two-thirds of the Trustees of Trust III (including a majority of those Trustees who are not "interested persons" of Trust III, as defined in Section 2(a)(19) of the 1940 Act), (ii) holders of a majority of the outstanding common and preferred shares of beneficial interest of Trust III entitled to vote (voting together), (iii) holders of a majority of the outstanding preferred shares of Trust III, (iv) a majority of the Trustees of Trust II (including a majority of those Trustees who are not "interested persons" of Trust II, as defined in
       Section 2(a)(19) of the 1940 Act), (v) holders of a majority of the outstanding common and preferred shares of beneficial interest of Trust II entitled to vote (voting together) (or holders of a majority of the outstanding common and preferred shares of beneficial interest of Trust II voted, if holders of more than 50% of such shares vote), and (vi) holders of a majority of the outstanding preferred shares of Trust II.

   (b) That Trust II shall have furnished to Trust III a statement of Trust II's net assets, together with a list of portfolio holdings with values determined as provided in Section 4 of this Agreement, all as of the Valuation Time, certified on behalf


                                     (A-21)
       of Trust II by Trust II's President (or any Vice President) and Treasurer (or any Assistant Treasurer), and a certificate of both such officers, dated the Exchange Date, to the effect that as of the Valuation Time and as of the Exchange Date there has been no material adverse change in the financial position of Trust II since April 30, 2000, other than changes in its portfolio securities since that date, changes in the market value of its portfolio securities or changes due to dividends paid or losses from operations.

   (c) That Trust II shall have executed and delivered to Trust III an Assumption of Liabilities dated as of the Exchange Date pursuant to which Trust II will assume all of the liabilities of Trust III existing at the Valuation Time in connection with the transactions contemplated by this Agreement.

   (d) That Trust II shall have furnished to Trust III a statement, dated the Exchange Date, signed on behalf of Trust II by Trust II's President (or any Vice President) and Treasurer (or any Assistant Treasurer) certifying that as of the Valuation Time and as of the Exchange Date all representations and warranties of Trust II made in this Agreement are true and correct in all material respects as if made at and as of such dates, and that Trust II has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied at or prior to each of such dates.

   (e) That there shall not be any material litigation pending or threatened with respect to the matters by this Agreement.

   (f) That Trust III shall have received an opinion of Ropes & Gray, in form satisfactory to Trust III and dated the Exchange Date, to the effect that
       (i) Trust II is a business trust duly established and validly existing in conformity with the laws of The Commonwealth of Massachusetts, and, to the knowledge of such counsel, is not required to qualify to do business as a foreign association in any jurisdiction except as may be required by state securities or blue sky laws, (ii) this Agreement has been duly authorized, executed and delivered by


                                     (A-22)

       Trust II and, assuming that the Prospectuses, the Registration Statement and the Proxy Statements comply with the 1933 Act, the 1934 Act and the 1940 Act and assuming due authorization, execution and delivery of this Agreement by Trust III, is a valid and binding obligation of Trust II,
       (iii) the Merger Shares to be delivered to Trust III as provided for by this Agreement are duly authorized and upon such delivery will be validly issued and will be fully paid and nonassessable by Trust II and no shareholder of Trust II has any preemptive right to subscription or purchase in respect thereof, (iv) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate Trust II's Agreement and Declaration of Trust, as amended, or By-laws, or any provision of any agreement known to such counsel to which Trust II is a party or by which it is bound, it being understood that with respect to investment restrictions as contained in Trust II's Agreement and Declaration of Trust, as amended, By-Laws or the Registration Statement, such counsel may rely upon a certificate of an officer of Trust II whose responsibility it is to advise Trust II with respect to such matters, (v) no consent, approval, authorization or order of any court or governmental authority is required for the consummation by Trust II of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required under state securities or blue sky laws and the H-S-R Act, and (vi) the Registration Statement has become effective under the 1933 Act, and to the best of the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the 1933 Act.

   (g) That Trust III shall have received an opinion of Ropes & Gray dated the Exchange Date (which opinion would be based upon certain factual representations and subject to certain


                                     (A-23)
       qualifications), to the effect that, on the basis of the existing provisions of the Code, current administrative rules and court decisions, for federal income tax purposes: i) the acquisition by Trust II of substantially all of the assets of Trust III solely in exchange for Merger Shares and the assumption by Trust II of liabilities of Trust III followed by the distribution of Trust III to its shareholders of Merger Shares in complete liquidation of Trust III, all pursuant to the plan of reorganization, constitutes a reorganization within the meaning of
       Section 368(a) of the Internal Revenue Code and Trust III and Trust II will each be a "party to a reorganization" within the meaning of Section 368(b) of the Internal Revenue Code, (ii) no gain or loss will be recognized by Trust III upon the transfer of the Investments to Trust II and the assumption by Trust II of the liabilities of Trust III, or upon the distribution of the Merger Shares by Trust III to its shareholders, pursuant to this Agreement, (iii) no gain or loss will be recognized by the Trust III shareholders on the exchange of their shares of the Trust III for Merger Shares; (iv) the aggregate basis of the Merger Shares a Trust III shareholder receives in connection with the transaction will be the same as the aggregate basis of his or her Trust III shares exchanged therefor, and (v) a Trust III shareholder's holding period for his or her Merger Shares will be determined by including the period for which he or she held Trust III shares exchanged therefor.

   (h) That all proceedings taken by or on behalf of Trust II in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to Trust III and Ropes & Gray.

   (i) That the Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of Trust II, threatened by the Commission.

   (j) That Trust III shall have received from the Commission, any relevant state securities administrator, the FTC and the


                                     (A-24)

       Department such order or orders as Ropes & Gray deems reasonably necessary or desirable under the 1933 Act, the 1934 Act, the 1940 Act, any applicable state securities or blue sky laws and the H-S-R Act in connection with the transactions contemplated hereby, and that all such orders shall be in full force and effect.

   (k) That the authorization, creation and issuance of Additional Preferred Shares shall have been approved by holders of a majority of Trust II's outstanding preferred shares.

   (l) That the Common Merger Shares shall have been accepted for listing by the New York Stock Exchange.

   (m) That Trust III shall have been advised by Standard & Poor's and Moody's Investors Services, Inc. that the Preferred Merger Shares will be rated AAA and "aaa," respectively.

10.    Indemnification.

   (a) Trust III will indemnify and hold harmless, out of the assets of Trust III but no other assets, Trust II, its trustees and its officers (for purposes of this subparagraph, the "Indemnified Parties") against any and all expenses, losses, claims, damages and liabilities at any time imposed upon or reasonably incurred by any one or more of the Indemnified Parties in connection with, arising out of, or resulting from any claim, action, suit or proceeding in which any one or more of the Indemnified Parties may be involved or with which any one or more of the Indemnified Parties may be threatened by reason of any untrue statement or alleged untrue statement of a material fact relating to Trust III contained in the Registration Statement, the Prospectuses, the Proxy Statements or any amendment or supplement to any of the foregoing, or arising out of or based upon the omission or alleged omission to state in any of the foregoing a material fact relating to Trust III required to be stated therein or necessary to make the statements relating to Trust III therein not misleading, including, without limitation, any amounts paid by any one or more of


                                     (A-25)
       the Indemnified Parties in a reasonable compromise or settlement of any such claim, action, suit or proceeding, or threatened claim, action, suit or proceeding made with the consent of Trust III. The Indemnified Parties will notify Trust III in writing within ten days after the receipt by any one or more of the Indemnified Parties of any notice of legal process or any suit brought against or claim made against such Indemnified Party as to any matters covered by this Section 10(a). Trust III shall be entitled to participate at its own expense in the defense of any claim, action, suit or proceeding covered by this Section 10(a), or, if it so elects, to assume at its expense by counsel satisfactory to the Indemnified Parties the defense of any such claim, action, suit or proceeding, and if Trust III elects to assume such defense, the Indemnified Parties shall be entitled to participate in the defense of any such claim, action, suit or proceeding at their expense. Trust III's obligation under this Section 10(a) to indemnify and hold harmless the Indemnified Parties shall constitute a guarantee of payment so that Trust III will pay in the first instance any expenses, losses, claims, damages and liabilities required to be paid by it under this Section 10(a) without the necessity of the Indemnified Parties' first paying the same.

   (b) Trust II will indemnify and hold harmless, out of the assets of Trust II but no other assets, Trust III, its trustees and its officers (for purposes of this subparagraph, the "Indemnified Parties") against any and all expenses, losses, claims, damages and liabilities at any time imposed upon or reasonably incurred by any one or more of the Indemnified Parties in connection with, arising out of, or resulting from any claim, action, suit or proceeding in which any one or more of the Indemnified Parties may be involved or with which any one or more of the Indemnified Parties may be threatened by reason of any untrue statement or alleged untrue statement of a material fact relating to Trust II contained in the Registration Statement, the Prospectus, the Proxy Statements, or any


                                     (A-26)
       amendment or supplement to any thereof, or arising out of, or based upon, the omission or alleged omission to state in any of the foregoing a material fact relating to Trust II required to be stated therein or necessary to make the statements relating to Trust II therein not misleading, including without limitation any amounts paid by any one or more of the Indemnified Parties in a reasonable compromise or settlement of any such claim, action, suit or proceeding, or threatened claim, action, suit or proceeding made with the consent of Trust II. The Indemnified Parties will notify Trust II in writing within ten days after the receipt by any one or more of the Indemnified Parties of any notice of legal process or any suit brought against or claim made against such Indemnified Party as to any matters covered by this Section 10(b). Trust II shall be entitled to participate at its own expense in the defense of any claim, action, suit or proceeding covered by this Section 10(b), or, if it so elects, to assume at its expense by counsel satisfactory to the Indemnified Parties the defense of any such claim, action, suit or proceeding, and, if Trust II elects to assume such defense, the Indemnified Parties shall be entitled to participate in the defense of any such claim, action, suit or proceeding at their own expense. Trust II's obligation under this Section 10(b) to indemnify and hold harmless the Indemnified Parties shall constitute a guarantee of payment so that Trust II will pay in the first instance any expenses, losses, claims, damages and liabilities required to be paid by it under this Section 10(b) without the necessity of the Indemnified Parties' first paying the same.

11. No broker, etc. Each of Trust III and Trust II represents that there is no person who has dealt with it who by reason of such dealings is entitled to any broker's or finder's or other similar fee or commission arising out of the transactions contemplated by this Agreement.


                                     (A-27)

12. Termination. Trust III and Trust II may, by mutual consent of their trustees, terminate this Agreement, and Trust III or Trust II, after consultation with counsel and by consent of their trustees or an officer authorized by such trustees, may waive any condition to their respective obligations hereunder. If the transactions contemplated by this Agreement have not been substantially completed by December 31, 2001, this Agreement shall automatically terminate on that date unless a later date is agreed to by Trust III and Trust II.

13. Rule 145. Pursuant to Rule 145 under the 1933 Act, Trust II will, in connection with the issuance of any Merger Shares to any person who at the time of the transaction contemplated hereby is deemed to be an affiliate of a party to the transaction pursuant to Rule 145(c), cause to be affixed upon the certificates issued to such person (if any) a legend as follows:

          "THESE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT TO PUTNAM INVESTMENT GRADE MUNICIPAL TRUST II OR ITS PRINCIPAL UNDERWRITER UNLESS (I) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (II) IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO PUTNAM INVESTMENT GRADE MUNICIPAL TRUST II SUCH REGISTRATION IS NOT REQUIRED."

       and, further, Trust II will issue stop transfer instructions to Trust II's transfer agent with respect to such shares. Trust III will provide Trust II on the Exchange Date with the name of any Trust III shareholder who is to the knowledge of Trust III an affiliate of Trust III on such date.


                                     (A-28)

14. Covenants, etc. deemed material. All covenants, agreements, representations and warranties made under this Agreement and any certificates delivered pursuant to this Agreement shall be deemed to have been material and relied upon by each of the parties, notwithstanding any investigation made by them or on their behalf.

15. Sole agreement; amendments. This Agreement supersedes all previous correspondence and oral communications between the parties regarding the subject matter hereof, constitutes the only understanding with respect to such subject matter, may not be changed except by a letter of agreement signed by each party hereto, and shall be construed in accordance with and governed by the laws of The Commonwealth of Massachusetts.

16. Agreement and declaration of trust. Copies of the Agreements and Declarations of Trust of Trust III and Trust II are on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed by the Trustees of each Trust, respectively, as Trustees and not individually and that the obligations of this instrument are not binding upon any of the Trustees, officers or shareholders of Trust III or Trust II individually but are binding only upon the assets and property of Trust III and Trust II, respectively.


                                     (A-29)

This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.

                 PUTNAM INVESTMENT GRADE
                 MUNICIPAL TRUST II

                 By:
                 --------------------------------------------------------------

                 Executive Vice President

                 PUTNAM INVESTMENT GRADE
                 MUNICIPAL TRUST III

                 By:
                 --------------------------------------------------------------

                 Executive Vice President



                                     (A-30)

For more information about
Trust II and Trust III


Trust II's statement of additional information (SAI) and the funds' annual and semi-annual reports to shareholders include additional information about the funds. The SAI is incorporated by reference into this prospectus/proxy statement, which means it is part of this prospectus/proxy statement for legal purposes. The funds' annual and semi-annual reports discuss the market conditions and investment strategies that significantly affected the fund's performance during the relevant period. Trust II's most recent annual and semi-annual reports and Trust III's most recent annual report accompany the prospectus/proxy statement received by, and the financial statements and reports of independent accountants contained therein are incorporated by reference in the prospectus/proxy statement received by, Trust II's preferred shareholders. Shareholders of the funds may get free copies of these materials, request other information about the funds, or make shareholder inquiries, by contacting their financial advisor, by visiting Putnam's Internet site, or by calling Putnam toll-free at 1-800-225-1581.

Table of Contents

  I. Proposal Regarding Approval of Merger,
     Plan of Reorganization and Related Transactions

      Synopsis............................................................   5

      Risk Factors........................................................  13

      Information about the Proposed Merger...............................  23

 II. Proposal Regarding Approval
     of Authorization of Additional Preferred Shares
     of Trust II..........................................................  34

III. Information about the Funds..........................................  35

 IV. Further Information about Voting and the Meeting.....................  64

     Agreement and Plan of Reorganization................................. A-1


     Information about the Funds' Preferred Shares........................ B-1*


 * Mailed to preferred shareholders of Trust III only. A free copy of Appendix B is available to other shareholders of the funds by calling 1-800-225-1581.







[PUTNAM INVESTMENTS LOGO]
        The Putnam Funds
        One Post Office Square
        Boston, Massachusets 02109
        Toll-free 1-800-225-1581



                                                                      70528 4/01

                                                                     APPENDIX B

                         INFORMATION ABOUT THE FUNDS'
                               PREFERRED SHARES


  Except as noted below, the terms of each fund's outstanding preferred shares and the Preferred Merger Shares (collectively, the "Preferred Shares") are essentially identical. Although the terms of the Additional Preferred Shares have not yet been determined, Putnam Management expects that they will likely be substantially similar. Accordingly, the following brief description of the Preferred Shares of Trust III (referred to as the "fund" in this Appendix B) applies equally to the Preferred Shares of Trust II. This description does not purport to be complete and is subject to and qualified in its entirety by reference to each fund's Bylaws. A copy of Trust II's Bylaws has been filed as an exhibit to the Registration Statement of which this Prospectus/Proxy Statement is a part and may be inspected, and copies thereof may be obtained, as described under "Further Information about Voting and the Meeting." Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Prospectus/Proxy, the Glossary, or in Exhibit B-2 to this Appendix.

Comparison of the outstanding Preferred Shares of Trust III (and the Preferred Merger Shares) with the outstanding Preferred Shares of Trust II

  As noted above, the terms of the outstanding Preferred Shares of Trust III (and the Preferred Merger Shares) and the terms of the outstanding Preferred Shares of Trust II are substantially similar. There are, however, certain differences. First, if a holder of Preferred Shares fails to make an election in connection with a Remarketing, he will be deemed to have tendered such shares if the current Dividend Period or the succeeding Dividend Period is a Special Dividend Period of more than 90 days, in the case of the outstanding Preferred

Shares of Trust III (and the Preferred Merger Shares), and 60 days, in the case of the outstanding Preferred Shares of Trust II. Second, the Applicable Dividend Rate for any Dividend Period commencing during any Non-Payment Period, and the rate used to calculate any applicable late charge, will generally be 250% of the Reference Rate (or 300% of such rate if the fund has provided a Tax Notification to the Remarketing Agent with respect to that Dividend Period), in the case of the outstanding Preferred Shares of Trust III (and the Preferred Merger Shares), and will generally be 200% of the Reference Rate (or 275% of such rate if the fund has provided a Tax Notification to the Remarketing Agent with respect to that Dividend Period), in the case of the outstanding Preferred Shares of Trust II. Third, each Dividend Period that commences during a Non-Payment Period shall be a 28-day dividend period, unless, in the case of the outstanding Preferred Shares of Trust II, but not in the case of the outstanding Preferred Shares of Trust III (and the Preferred Merger Shares), the preceding Dividend Period was a Special Dividend Period of less than 28 days. Fourth, a Non-Payment Period, in the case of the outstanding Preferred Shares of Trust II, but not in the case of the outstanding Preferred Shares of Trust III (and the Preferred Merger Shares), will not end unless the fund shall have given at least 14 days' written notice to the Paying Agent, the Remarketing Agent, the Securities Depository and all holders of shares. Fifth, the discretion of the Remarketing Agent to waive a holder's election to hold Preferred Shares in connection with a Remarketing is contingent, in the case of the outstanding Preferred Shares of Trust II, but not in the case of the outstanding Preferred Shares of Trust III (and the Preferred Merger Shares), on the Remarketing Agent's being able to remarket all shares tendered to it in such Remarketing. Sixth, the 20-day minimum notice period prior to any redemption, in the case of the outstanding Preferred Shares of Trust III (and the Preferred Merger Shares), but not in the case of the outstanding Preferred Shares of Trust II, applies only if a shorter period is not provided for under applicable law. Seventh, the Remarketing Date and the Settlement Date are normally Thursday and Friday, respectively, in the case of the outstanding Preferred Shares of Trust III (and the Preferred Merger Shares), and are normally Wednesday and Thursday, respectively, in the case of the outstanding Preferred Shares of Trust II. Finally, in the event that the fund notifies the Remarketing Agent prior to the Remarketing establishing the Applicable Dividend Rate for any dividend that income subject to regular federal income tax will be included in such dividend, the Maximum Dividend Rate will be the Maximum Dividend Rate that would otherwise be applicable divided by the quantity 1 minus the Gross-Up Tax Rate, in the case of the outstanding Preferred Shares of Trust III (and the Preferred Merger Shares), and will be as follows, in the case of the outstanding Preferred Shares of Trust II:

                                             Applicable            Applicable
                                             Percentage            Percentage
                                            of Reference          of Reference
                                               Rate-                 Rate-
      Moody's              S&P          No Tax Notification     Tax Notification
------------------   ---------------   ---------------------   -----------------
"aa3" or higher      AA- or higher             110%                  150%
"a3" to "a1"         A- to A+                  125%                  160%
"baa3" to "baa1"     BBB- to BBB+              150%                  250%
Below "baa3"         Below BBB-                200%                  275%

Dividends and Dividend Periods

      The Bylaws provide generally that holders of Preferred Shares will be entitled to receive, when, as and if declared by the fund, out of funds legally available therefor, cumulative cash dividends, at the Applicable Dividend Rate for the applicable Dividend Period, payable on the respective dates set forth below and, except as described below, set by the Remarketing Agent in accordance with the remarketing procedures described under "Remarketing" and "Remarketing Procedures" and in Exhibit B-1.

      The Applicable Dividend Rate on Preferred Merger Shares for the Initial Dividend Period will be the rate determined by the Remarketing Agent in connection with the Remarketing occurring on the day before the Date of Original Issue. For each Dividend Period thereafter, except as otherwise described herein, the Applicable Dividend Rate on the Preferred Merger Shares and all other Preferred Shares will be the dividend rate per annum determined by the Remarketing Agent in its sole discretion (which discretion will be conclusive and binding on all holders) in accordance with the remarketing procedures described below. See "Remarketing" and "Remarketing Procedures." Each Dividend Period will generally consist of 28 days (a "28-day Dividend Period"), unless the fund elects, prior to any Remarketing, a Special Dividend Period. A "Special Dividend Period" is a Dividend Period consisting of a specified number of days (other than 28), evenly divisible by seven and not fewer than seven nor more than 364 (a "Short Term Dividend Period"), or a Dividend Period consisting of a specified period of one whole year or more but not greater than five years (a "Long Term Dividend Period"). Dividends on Preferred Shares will be cumulative from their Date of Original Issue and will be payable, when, as and if declared by the Trustees, commencing on the last day of the Initial Dividend Period, and generally on each Dividend Payment Date thereafter. The holder of a Preferred Share may elect to tender such share or hold such share for the next Dividend Period by providing notice to the Remarketing Agent in connection with the Remarketing for that Dividend Period. See "Remarketing" and "Remarketing Procedures."

      Dividend Periods for the Preferred Shares. A Dividend Period for Preferred Shares will commence on each (but not the final) Dividend Payment Date for such share; provided, however, that any Dividend Payment Date, other than the last Dividend Payment Date during such Dividend Period, occurring after commencement of and during a Special Dividend Period of more than 35 days will not give rise to a new

Dividend Period. Each subsequent Dividend Period for Preferred Shares will comprise, beginning with and including the date on which it commences, 28 consecutive days or, in the event the fund has designated such Dividend Period as a Special Dividend Period, such number of consecutive days as specified by the fund; provided that such number of days to be specified shall be a multiple of seven and not more than 364 in the case of a Short Term Dividend Period and shall consist of at least one full year (but not more than five years) in the case of a Long Term Dividend Period. Notwithstanding the foregoing, any adjustment of the remarketing schedule or of the length of a Dividend Period as provided herein shall cause an adjustment of the relevant Settlement Date, if necessary, so that such Settlement Date will be the first day of the next Dividend Period.

      Special Dividend Periods for Preferred Shares. With respect to each Dividend Period, the fund may, at its sole option and to the extent permitted by law, by telephonic or written notice (a "Request for Special Dividend Period") to the Remarketing Agent, request that the next succeeding Dividend Period for Preferred Shares will be a number of days (other than 28), evenly divisible by seven, and not fewer than seven nor more than 364 in the case of a Short Term Dividend Period or a period of not less than one whole year and not greater than five years in the case of a Long Term Dividend Period, specified in such notice, provided that the fund may not give a Request for a Special Dividend Period of greater than 28 days (and any such request shall be null and void) unless the fund has given written notice thereof to Moody's and S&P and unless, with respect to the Preferred Shares, full cumulative dividends, any amounts due with respect to redemptions, and any Additional Dividends payable prior to such date have been paid in full and, for any Remarketing occurring after the initial Remarketing, all shares tendered were remarketed in the last occurring Remarketing.

Such Request for Special Dividend Period, in the case of a Short Term Dividend Period, shall be given on or prior to the fourth Business Day but not more than seven Business Days prior to a Remarketing Date for the Preferred Shares and, in the case of a Long Term Dividend Period, shall be given on or prior to the 14th day but not more than 28 days prior to a Remarketing Date for Preferred Shares. Upon receiving such a Request for Special Dividend Period, the Remarketing Agent shall determine (i) whether given the factors set forth below it is advisable that the fund issue a Notice of Special Dividend Period for Preferred Shares as contemplated by such Request for Special Dividend Period,
(ii) the Optional Redemption Price of the Preferred Shares during such Special Dividend Period and, (iii) the Specific Redemption Provisions and shall give the fund written notice (a "Response") of its determination by no later than the third Business Day prior to such Remarketing Date. In making such determination, the Remarketing Agent will consider (i) existing short-term and long-term market rates and indices of such short-term and long-term rates, (ii) existing market supply and demand for short-term and long-term securities,
(iii) existing yield curves for short-term and long-term securities comparable to the Preferred Shares, (iv) industry and financial conditions which may affect the Preferred Shares, (v) the investment objective of the fund, and (vi) the Dividend Periods and dividend rates at which current and potential beneficial holders of Preferred Shares would remain or become beneficial holders. If the Remarketing Agent shall not give the fund a Response by such third Business Day or if the Response states that given the factors set forth above it is not advisable that the fund give a Notice of Special Dividend Period for Preferred Shares, the fund may not give a Notice of Special Dividend Period in respect of such Request for Special Dividend Period. In the event the Response indicates that it is advisable that the fund give a Notice of Special Dividend Period for the Preferred Shares, the fund may by no later than the second Business

Day prior to such Remarketing Date give a notice (a "Notice of Special Dividend Period") to the Remarketing Agent, the Paying Agent and to the Securities Depository, which notice will specify (i) the duration of the Special Dividend Period, (ii) the Optional Redemption Price as specified in the related Response, and (iii) the Specific Redemption Provisions, if any, as specified in the related Response. The fund shall not give a Notice of Special Dividend Period, or, if such Notice of Special Dividend Period shall have already been given, shall give telephonic or written notice of its revocation (a "Notice of Revocation") to the Remarketing Agent (in the case of clauses (x) and (y)) and the Securities Depository (in the case of clauses (x), (y) and (z)) on or prior to the Business Day prior to the relevant Remarketing Date if (x) either the 1940 Act Preferred Shares Asset Coverage is not satisfied or the fund shall fail to maintain S&P Eligible Assets and Moody's Eligible Assets each with an aggregate Discounted Value at least equal to the Preferred Shares Basic Maintenance Amount, in each case on each of the two Valuation Dates immediately preceding the Business Day prior to the relevant Remarketing Date on an actual basis and on a pro forma basis giving effect to the proposed Special Dividend Period (using as a pro forma dividend rate with respect to such Special Dividend Period the dividend rate which the Remarketing Agent shall advise the fund is an approximately equal rate for securities similar to the Preferred Shares with an equal dividend period), provided that (unless Moody's advises the fund to the contrary), in calculating the aggregate Discounted Value of Moody's Eligible Assets for this purpose, the Moody's Exposure Period shall be deemed to be one week longer than the Moody's Exposure Period that would otherwise apply as of the date of the Notice, (y) sufficient funds for the payment of dividends payable on the immediately succeeding Dividend Payment Date for the Preferred Shares have not been irrevocably deposited with the Paying Agent by the close of business on the third Business Day preceding the Remarketing

Date or (z) the Remarketing Agent advises the fund that after consideration of the factors listed above it has concluded that it is advisable to give a Notice of Revocation. If the fund is prohibited from giving a Notice of Special Dividend Period as a result of the factors enumerated in clause (x), (y), or
(z) of the preceding sentence or if the fund gives a Notice of Revocation with respect to a Notice of Special Dividend Period for Preferred Shares, the next succeeding Dividend Period for Preferred Shares will be a 28-day Dividend Period, provided that if the then-current Dividend Period is a Special Dividend Period of less than 28 days, the next succeeding Dividend Period for such shares will be the same length as the current Dividend Period.

      In the event all Preferred Shares for which the fund has given a Notice of Special Dividend Period tendered are not remarketed or a Remarketing is not held for any reason, the fund may not again give a Notice of Special Dividend Period (and any such attempted notice shall be null and void) until all Preferred Shares tendered in any subsequent Remarketing with respect to a 28-day Dividend Period have been remarketed.

      Dividend Payment Dates. Dividends on each Preferred Share will accumulate from its Date of Original Issue and will be payable, when, as and if declared by the Trustees, on the applicable Dividend Payment Dates. The Dividend Payment Dates will be: (i) with respect to any 28-day Dividend Period and any Short Term Dividend Period of 35 or fewer days, the day next succeeding the last day thereof; and (ii) with respect to any Short Term Dividend Period of more than 35 days and with respect to any Long Term Dividend Period the first Business Day of each calendar month during such Short Term Dividend Period or Long Term Dividend Period and the day next succeeding the last day of such period (each such date referred to in clause (i) or (ii) being herein referred to as a "Normal Dividend Payment Date"), except that if such

Normal Dividend Payment Date is not a Business Day, then (i) the Dividend Payment Date shall be the first Business Day next succeeding such Normal Dividend Payment Date if such Normal Dividend Payment Date is a Monday, Tuesday, Wednesday or Thursday, or (ii) the Dividend Payment Date shall be the first Business Day next preceding such Normal Dividend Payment Date if such Normal Dividend Payment Date is a Friday and in each case the length of the current Dividend Period will be adjusted accordingly. If, however, in the case of clause (ii) in the preceding sentence the Securities Depository shall make available to its participants and members in funds immediately available in New York City on Dividend Payment Dates the amount due as dividends on such Dividend Payment Dates (and the Securities Depository shall have so advised the fund), and if the Normal Dividend Payment Date is not a Business Day, then the Dividend Payment Date shall be the next succeeding Business Day and the length of the current Dividend Period will be adjusted accordingly. Although any particular Dividend Payment Date may not occur on the originally scheduled date because of the exceptions discussed above, the next succeeding Dividend Payment Date, subject to such exceptions, will occur on the next following originally scheduled date. If for any reason a Dividend Payment Date cannot be fixed as described above, then the Trustees shall fix the Dividend Payment Date and the length of the current Dividend Period will be adjusted accordingly, if necessary. The Initial Dividend Period, 28-day Dividend Periods and Special Dividend Periods are hereinafter sometimes referred to as "Dividend Periods." Each dividend payment date determined as provided above is hereinafter referred to as a "Dividend Payment Date."

      Dividend Payments. So long as there is a Securities Depository with respect to the Preferred Shares, each dividend on Preferred Shares will be paid to the Securities Depository or its nominee as the record holder of all such shares, and such payment shall for all purposes discharge the fund's obligations in respect of such payment. The Securities Depository is responsible for crediting the accounts of the Agent Members of the beneficial owners of Preferred Shares in accordance with the Securities Depository's procedures. Each Agent Member will be responsible for holding or disbursing such payments to the holders of the Preferred Shares for which it is acting in accordance with the instructions of such holders. If, and as long as, neither the Securities Depository nor its nominee is the record holder of a Preferred Share, dividends thereon will be paid in same-day funds directly to the record holder thereof in accordance with the instructions of such holder. Dividends on any share in arrears with respect to any past Dividend Payment Date may be declared and paid at any time, without reference to any regular Dividend Payment Date, to the holders thereof as of a date not exceeding five Business Days preceding the date of payment thereof as may be fixed by the Trustees. Any dividend payment made on Preferred Shares will be first credited against the dividends accumulated but unpaid (whether or not earned or declared) with respect to the earliest Dividend Payment Date on which dividends were not paid. Holders of Preferred Shares will not be entitled to any dividends, whether payable in cash, property or shares, in excess of full cumulative dividends thereon. Except for the late charge described under "Dividends and Dividend Periods -- Non-Payment Period; Late Charge," holders of Preferred Shares will not be entitled to any additional amount in respect of any dividend payment on any Preferred Shares which may be in arrears.

      The amount of cash dividends per Preferred Share payable (if declared) on each Dividend Payment Date for each 28-day Dividend Period and the Dividend Payment Date or Dates for each Short Term Dividend Period shall be computed by the fund by multiplying the Applicable Dividend Rate for such Dividend Period by a fraction, the numerator of which will be the number of days in such Dividend Period such shares were outstanding from and including the Date of Original Issue or the preceding Dividend Payment Date, as the case may be, to and including the day preceding such Dividend Payment Date and the denominator of which will be 365, multiplying the amount so obtained by $50,000, and rounding the amount so obtained to the nearest cent. During any Long Term Dividend Period, the amount of dividends per share payable on any Dividend Payment Date shall be computed by multiplying the Applicable Dividend Rate by a fraction, the numerator of which shall be the number of days from either the Date of Original Issue, with respect to the initial Dividend Payment Date, or otherwise from the last Dividend Payment Date, and the denominator of which is 360, multiplying the amount so obtained by $50,000, and rounding the amount so obtained to the nearest cent.

      In the event that the Remarketing Agent, the Paying Agent, the Securities Depository, any Agent Member, and any beneficial owner fails for any reason to perform any of its obligations in respect of a remarketing or otherwise, no holder of record of, or of any beneficial interest in, any Preferred Shares shall have any right in respect thereof against the fund or any Trustee or officer of the fund, and the sole obligation of the fund in respect of the determination of the amount and the payment of any dividend shall be to pay to the Paying Agent, for the benefit of the holders of record of the Preferred Shares, dividends when due at the Applicable Dividend Rate notified to it from time to time.

      Non-Payment Period; Late Charge. A Non-Payment Period will commence on and include the day on which the fund fails to (i) declare, prior to 12:00 noon, New York City time, on any Dividend Payment Date for a Preferred Share, for payment on or (to the extent permitted below) within three Business Days after such Dividend Payment Date to the person who held such share as of 12:00 noon, New York City time, on the Business Day preceding such Dividend Payment Date, the full amount of any dividend on such Preferred Share payable on such Dividend Payment Date or (ii) deposit, irrevocably in trust, in same-day funds, with the Paying Agent by 12:00 noon, New York City time, (A) on or (to the extent permitted below) within three Business Days after any Dividend Payment Date for a Preferred Share the full amount of any dividend on such share (whether or not earned or declared) payable on such Dividend Payment Date or (B) on or (to the extent permitted below) within three Business Days after any redemption date for a Preferred Share called for redemption, the redemption price of $50,000 per share plus the full amount of any dividends thereon (whether or not earned or declared) accumulated but unpaid to such redemption date plus, in the case of an optional redemption, the premium, if any, payable as the result of the designation of a Premium Call Period. Such Non-Payment Period will end on and include the Business Day on which, by 12:00 noon, New York City time, all unpaid dividends and unpaid redemption prices shall have been so deposited or shall have otherwise been made available to the applicable holders in same-day funds; provided that a Non-Payment Period will not end during the first seven days thereof unless the fund shall have given at least three days' written notice to the Paying Agent, the Remarketing Agent and the Securities Depository and thereafter will not end unless the fund shall have given at least fourteen days' written notice to the Paying Agent, the Remarketing Agent, the Securities Depository and all holders of shares. The Applicable Dividend Rate for each Dividend Period for Preferred Shares, commencing during a Non-Payment Period, will be equal to the Non-Payment Period Rate and any Preferred Shares for which a Special Dividend Period would otherwise have commenced on the first day of or during a Non-Payment Period will have a 28-day Dividend Period. The "Non-Payment Period Rate," initially, will be 250% of the applicable Reference Rate (or 300% of such rate if the fund has provided notification to the Remarketing Agent prior to the Remarketing Date establishing the Applicable Dividend Rate for any dividend that net capital gain or other taxable income will be included in such dividend on Preferred Shares). The initial Non-Payment Period Rate may be changed from time to time by the fund without shareholder approval, but only in the event the fund receives written confirmation from Moody's and S&P that any such change would not impair the ratings then assigned by Moody's and S&P to Preferred Shares. Any dividend on Preferred Shares due on any Dividend Payment Date for such shares (if, prior to 12:00 noon, New York City time, on such Dividend Payment Date, the fund has declared such dividend payable on or within three Business Days after such Dividend Payment Date to the persons who held such shares as of 12:00 noon, New York City time, on the Business Day preceding such Dividend Payment Date) or redemption price with respect to such shares not paid to such persons when due may (if such non-payment occurs because the fund is prevented from doing so by the Bylaws or applicable law) be paid pro rata to such persons in the same form of funds by 12:00 noon, New York City time, on any of the first three Business Days after such Dividend Payment Date or due date, as the case may be, and will incur a late charge to be paid therewith to such persons and calculated for such period of non-payment at the Non-Payment Period Rate applied to the amount of such non-payment based on the actual number of days comprising such period divided by 365; such late charge will be taxable as interest. If the fund fails to pay a dividend on a Dividend Payment Date or to redeem any Preferred Shares on the date set for such redemption (otherwise than because it is prevented from doing so by the Bylaws or by applicable law), the preceding sentence shall not apply and the Applicable Dividend Rate for the Dividend Period commencing during such Non-Payment Period resulting from such failure shall be the Non-Payment Period Rate. During a Non-Call Period, Preferred Shares sub-ject to such Non-Call Period will not be subject to redemption at the option of the fund, but may be subject to mandatory redemption as provided below. See "Redemption" below.

      Restrictions on Dividends and Other Payments. Under the 1940 Act, the fund may not declare dividends or make other distributions on the common shares or purchase any such shares if, at the time of the declaration, distribution or purchase, as applicable (and after giving effect thereto), asset coverage (as defined in the 1940 Act) with respect to the outstanding Preferred Shares would be less than 200% (or such other percentage as may in the future be required by law). Based on the composition of the fund's portfolio at December 31, 2000, asset coverage with respect to Preferred Shares would have been approximately 409% after the merger.

      In addition, for so long as any Preferred Shares are outstanding, the fund will not declare, pay or set apart for payment any dividend or other distribution (other than a dividend or distribution paid in shares of, or options, warrants or rights to subscribe for or purchase, common shares or other shares, if any, ranking junior to the Preferred Shares as to dividends and upon liquidation) in respect of common shares or any other shares of the fund ranking junior to or on a parity with the Preferred Shares as to dividends or upon liquidation, or call for redemption, redeem, purchase or otherwise acquire for consideration any common shares or any other such junior shares or parity shares (except by conversion into or exchange for shares of the fund ranking junior to the Preferred Shares as to dividends and upon liquidation), unless (1) full cumulative dividends on Preferred Shares through their most recent Dividend Payment Date shall have been paid or shall have been declared and sufficient funds for the payment thereof deposited with the Paying Agent,
(2) the fund has redeemed the full number of Preferred Shares required to be redeemed by any provision for mandatory redemption contained in the Bylaws, (3) immediately after such transaction the aggregate

Discounted Value of Moody's Eligible Assets and S&P Eligible Assets would be at least equal to the Preferred Shares Basic Maintenance Amount and (4) the fund meets the requirements imposed by the 1940 Act. See "Asset Maintenance" and "Redemption."

      Under the Code the fund must, among other things, distribute each year at least 90% of the sum of its investment company taxable income and net tax-exempt income in order to maintain its qualification for tax treatment as a regulated investment company. The foregoing limitations on dividends, distributions and purchases may under certain circumstances impair the fund's ability to maintain such qualification. See "Taxation of Preferred Shares."

      Upon any failure by the fund to pay dividends on the Preferred Shares for two years or more, the holders of the Preferred Shares will acquire certain additional voting rights. See "Voting Rights" below. Such rights shall be the exclusive remedy of the holders of Preferred Shares upon any failure to pay dividends on shares of the fund.

      Additional Dividends. In the event of a redemption of all or a portion of the outstanding Preferred Shares or the liquidation of the fund, the fund may, after the close of its taxable year, be required, in order to comply with the published position of the Internal Revenue Service (the "IRS") described below under "Advance Notice of Allocation of Taxable Income; Inclusion of Taxable Income Dividend" concerning the allocation of various types of income between a fund's classes and series of shares, to characterize all or a portion of a dividend paid to holders of Preferred Shares during such taxable year as net capital gain or other income subject to regular federal income tax, without having either given advance notice of the inclusion of such income in such dividend prior to the setting of the Applicable Dividend Rate for such dividend or included an additional amount in the dividend to offset the tax effect of the inclusion therein of such taxable income. Accordingly, if the fund characterizes retroactively all or a portion of a dividend already paid on Preferred Shares as consisting of net capital gain or other income subject to regular federal income tax solely because (i) the fund has redeemed all or a portion of the outstanding Preferred Shares or has liquidated and (ii) the fund, in its judgment, believes it is required, in order to comply with the published position of the IRS described above, to allocate such taxable income to the Preferred Shares (the amount so characterized referred to herein as a "Retroactive Taxable Allocation"), the fund will, within 90 days after the end of such taxable year, provide notice of the Retroactive Taxable Allocation made with respect to the dividend to the Paying Agent and to each holder who received such dividend (initially Cede as nominee of the Securities Depository) at such holder's address as the same appears or last appeared on the share books of the fund. The fund will, within 30 days after such notice is given to the Paying Agent, pay to the Paying Agent (who will then distribute to such holders), out of funds legally available therefor, an amount equal to the aggregate of the Additional Dividends (as defined below) payable to holders of Preferred Shares in respect of such dividend. See "Taxation of Preferred Shares."

      An "Additional Dividend" in respect of any dividend means payment to a present or former holder of a Preferred Share of an amount which, giving effect to the Retroactive Taxable Allocation made with respect to such dividend, would cause such holder's after-tax return (taking into account both the dividend and the Additional Dividend and assuming such holder is taxable at the Gross-Up Tax
Rate) to be equal to the after-tax return which the holder would have realized if such retroactive allocation of taxable income had not been made. Such Additional Dividend shall be calculated (i) without consideration being given to the time value of money, (ii) assuming that no holder of Preferred Shares is subject to the federal alternative minimum tax with respect to dividends received from the fund, and (iii) assuming that the holder of the Preferred Share in respect of which a Retroactive Taxable Allocation was made is taxable at the Gross-Up Tax Rate. An Additional Dividend will not include any amount to compensate for the fact that either the Additional Dividend or the Retroactive Taxable Allocation may be subject to state and local taxes. (For a description of the Gross-Up Tax Rate, see "Remarketing--Remarketing
Schedule: Advance Notice of Allocation of Taxable Income: Inclusion of
Taxable Income in Dividend.") Except as provided in this "Dividends and Dividend Periods -- Additional Dividends," the fund will not distribute any additional amounts with respect to dividends previously paid to holders of Preferred Shares. See "Taxation of Preferred Shares."

      Special Dividends. The fund may declare Special Dividends on Preferred Shares in order to comply with any distribution requirements or the Code, provided that the declaration of a Special Dividend shall not cause the fund to fail to maintain the Preferred Shares Basic Maintenance Amount or the 1940 Act Preferred Shares Asset Coverage. See "Taxation of Preferred Shares."

      Applicable Dividend Rate. Except during a Non-Payment Period, the Applicable Dividend Rate for any Dividend Period will not exceed the applicable Maximum Dividend Rate. The Maximum Dividend Rate for Preferred Shares will depend on the credit rating or ratings assigned to such shares. The Maximum Dividend Rate for any Dividend Period will be the Applicable Percentage (specified below) of the Reference Rate on the applicable Remarketing Date. "Reference Rate" means (i) with respect to a 28-day Dividend Period or a Short Term Dividend Period having 28 or fewer days, the higher of the applicable "AA" Composite Commercial Paper Rate and the Taxable Equivalent of the Short-Term Municipal Bond Rate, (ii) with respect to any Short Term Dividend Period having more than 28 but fewer than 183 days, the applicable

"AA" Composite Commercial Paper Rate, (iii) with respect to any Short Term Dividend Period having 183 or more but fewer than 365 days, the U.S. Treasury Bill Rate and (iv) with respect to any Long Term Dividend Period, the applicable U.S. Treasury Note Rate. The "Applicable Percentage" on any Remarketing Date will be determined based on the lower of the credit rating or ratings assigned on such date to Preferred Shares by Moody's and S&P (or if Moody's or S&P or both shall not make such rating available, the equivalent of either or both of such ratings by a Substitute Rating Agency or two Substitute Rating Agencies or in the event that only one such rating shall be available, such rating) as follows:

                                         Applicable
                                         Percentage
                                        of Reference
      Moody's              S&P              Rate
------------------   ---------------   -------------
"aa3" or higher      AA- or higher         110%
"a3" to "al"         A- to A+              125%
"baa3" to "baa1"     BBB- to BBB+          150%
"ba3" to "ba1"       BB- to BB+            200%
Below "ba3"          Below BB-             250%

provided, however, that in the event the fund has notified the Paying Agent and the Remarketing Agent of its intent to allocate income taxable for federal income tax purposes to the Preferred Shares prior to the Remarketing Agent establishing the Applicable Dividend Rate for such shares, the applicable percentage in the foregoing table shall be divided by the quantity 1 minus the Gross-Up Tax Rate (as hereinafter defined). If the ratings for the Preferred Shares are split between two of the foregoing credit rating categories, the lower rating will determine the prevailing rating.
      There is no minimum Applicable Dividend Rate in respect of any Dividend Period.

      The Applicable Dividend Rate for any Dividend Period commencing during any Non-Payment Period, and the rate used to calculate any applicable late charge, will generally be 250% of the Reference Rate (or 300% of such rate if the fund has provided a Tax Notification to the Remarketing Agent with respect to that Dividend Period).

Advance Notice of Allocation of Taxable Income; Inclusion of Taxable Income in Dividend
Dividends paid by the fund, to the extent paid from tax-exempt interest earned on tax-exempt securities and properly designated as Exempt-Interest Dividends, will be exempt from federal income tax, subject to the possible application of the federal alternative minimum tax. The IRS has taken the position in a published ruling that the fund is required for each taxable year to allocate net capital gain and other income subject to regular federal income tax, if any, proportionately between its common shares and the Preferred Shares in accordance with the percentage of total fund distributions received by each such class of shares with respect to such year. For example, the fund will designate dividends paid as exempt-interest dividends in a manner that allocates such dividends among the holders of common shares and Preferred Shares in proportion to the total dividends paid to each such class during or with respect to the taxable year, or otherwise as required by law. Whenever the fund intends to include any net capital gain or other income subject to regular federal income tax in a dividend on Preferred Shares solely because the fund, in its judgment, believes it is required, in order to comply with the published position of the IRS, to allocate taxable income to such shares, the fund may notify the Remarketing Agent of the amount to be so included at least five Business Days prior to the Remarketing Date on which the Applicable Dividend Rate for such dividend is to be established. Alternatively, if the fund has not provided the notice referred to in the preceding sentence, and nevertheless intends to include such income in a dividend on Preferred Shares solely because the fund, in its judgment, believes it is required, in order to comply with the published position of the IRS, to allocate such income to Preferred Shares, it will (i) increase the dividend by an amount such that the return to a holder of Preferred Shares with respect to such dividend (as so increased and after giving effect to federal income tax at the Gross-Up Tax Rate) equals the Applicable Dividend Rate and (ii) notify the Paying Agent of the additional amount to be included in the dividend at least five Business Days prior to the applicable Dividend Payment Date. In the event the fund has provided notice of an inclusion of taxable income in an upcoming dividend on Preferred Shares as referred to above, yet, after giving such notice the fund intends to include additional taxable income in such dividend solely because, in the judgment of the fund, it is required to do so in order to comply with the IRS's published ruling, the fund will (i) increase the dividend by an amount such that the return to a holder of Preferred Shares with respect to such dividend (as so increased and after giving effect to federal income tax at the Gross-Up Tax
Rate) shall equal the return such holder of Preferred Shares would have received, after application of federal income tax (at the greater of the maximum federal individual or corporate income tax rate applicable to the character of income reflected in such notice), if such additional amount of taxable income had not been included in such dividend (and such dividend had not been increased to take account of any additional taxable income) and (ii) notify the Paying Agent of the additional amount to be included in the dividend at least five Business Days prior to the applicable Dividend Payment Date. Neither the underlying dividend nor the additional amounts referred to in the two preceding sentences will be increased to compensate for the fact that they may be subject to state and local taxes. The Gross-Up Tax Rate shall be equal to the sum of (i) the percentage of the taxable income included in the dividend that is taxable for federal income tax purposes as ordinary income, multiplied by the greater of (A) the highest marginal federal corporate income tax rate (without regard to the phase-out of graduated rates) applicable to ordinary income and
(B) the highest marginal federal individual income tax rate applicable to ordinary income (including any surtax but without regard to any phase-out of personal exemptions or any limitation on itemized deductions), and (ii) the percentage of the taxable income included in the dividend that is taxable for federal income tax purposes as long-term capital gain, multiplied by the greater of (A) the highest marginal federal corporate income tax rate (without regard to the phase-out of graduated rates) applicable to long-term capital gain and (B) the highest marginal federal individual income tax rate applicable to long-term capital gain (including any surtax but without regard to any phase-out of personal exemptions or any limitation on itemized deductions). If for any reason it is determined after the payment of any dividend that a portion of that dividend was subject to federal income tax, the fund will not be required to pay any additional amount to compensate for any tax payable on the dividend (other than Additional Dividends payable under the circumstances described in this Appendix B). The fund will not be required to provide any notice of the prospective inclusion of, or increase any dividend on Preferred Shares as a result of the inclusion of, any taxable income in any dividend (other than in the circumstances described above and in the circumstances under which the fund is required to pay Additional Dividends). No provision will be made to compensate holders of Preferred Shares for any alternative minimum tax liability in respect of distributions on Preferred Shares. See "Dividends and Dividend Period--Additional Dividends."

Remarketing

      The Bylaws provide that the Applicable Dividend Rate for each Preferred Share for each Dividend Period therefor (except the Initial Dividend Period) will be (i) unless such Dividend Period commences during a Non-Payment Period (described under "Dividends and Dividend Periods--Non-Payment Period; Late Charge"), equal to the lower of (a) the rate per annum that the Remarketing Agent determines on the Remarketing Date preceding the first day of such Dividend Period pursuant to the procedures set forth in the Bylaws and (b) the applicable Maximum Dividend Rate or (ii) if such Dividend Period commences during a Non-Payment Period, equal to the Non-Payment Period Rate which is a multiple (generally 250%) of the Reference Rate described below under "Remarketing." During a Non-Payment Period, each Dividend Period that commences will be a 28-day Dividend Period, the Preferred Shares will not be subject to Tender and Dividend Reset, and the holders of Preferred Shares will not be able to tender their shares in a Remarketing. See "Dividends and Dividend Period--Non-Payment Period; Late Charge."

      The fund will enter into a Paying Agent Agreement with Banker's Trust Company. The Paying Agent Agreement will provide, among other things, that the Paying Agent will (i) act as transfer agent, registrar, dividend and redemption price disbursing agent, settlement agent and agent for certain notifications (including notices of redemption) with respect to the Preferred Shares and (ii) carry out certain other procedures. See "Redemption."

      Prospective purchasers should carefully review the remarketing procedures described below and more fully detailed in this Appendix, and should note that
(i) an election to tender Preferred Shares cannot be revoked except as provided in the Bylaws and as more fully described in this Appendix B, (ii) each Remarketing will be conducted through telephonic communications, (iii) settlement for purchases and sales in a Remarketing will be made on the Settlement Date, and (iv) each prospective purchaser and each holder of Preferred Shares will be bound by the remarketing procedures, including the Remarketing Agent's determination of the Applicable Dividend Rate pursuant to the remarketing procedures.

      Remarketing Schedule. Each Remarketing for Preferred Shares will take place over a two-Business Day period consisting of the Remarketing Date (normally a Thursday) and the Settlement Date (normally a Friday). If, for example, Thursday or Friday of a particular week is not a Business Day, the normal remarketing schedule will be adjusted as follows: (i) if Thursday is not a Business Day, Wednesday shall be the Remarketing Date and Friday shall be the Settlement Date; and (ii) if Friday is not a Business Day, Thursday shall be the Remarketing Date and Monday shall be the Settlement Date. If, for any reason, neither of the foregoing clauses can be given effect, the Remarketing Agent shall, in its sole discretion, adjust the remarketing schedule as appropriate to complete such Remarketing. An example of the time sequence of the events in a normal remarketing schedule is provided in Exhibit B-1 hereto. The first Remarketing Date for the Preferred Merger Shares will be the last day of the Initial Dividend Period.

      Remarketing Date. By 9:00 a.m., New York City time, on such Remarketing Date, the Remarketing Agent will, after canvassing the market and considering prevailing market conditions at the time for such shares and similar securities, provide to holders of such shares non-binding indications of the Applicable Dividend Rate for the next succeeding 28-day Dividend Period or Special Dividend Period, as the case may be.

      THE ACTUAL APPLICABLE DIVIDEND RATE FOR SUCH DIVIDEND PERIOD MAY BE GREATER THAN OR LESS THAN THE RATE INDICATED IN

SUCH NON-BINDING INDICATIONS (BUT NOT GREATER THAN THE APPLICABLE MAXIMUM DIVIDEND RATE) AND WILL NOT BE DETERMINED UNTIL AFTER A HOLDER IS REQUIRED TO ELECT TO HOLD OR TENDER ITS PREFERRED SHARES AND A NEW PURCHASER IS REQUIRED TO AGREE TO PURCHASE PREFERRED SHARES.

      By 12:00 noon, New York City time, on any Remarketing Date with respect to the Preferred Shares, each holder of Preferred Shares subject to Tender and Dividend Reset must notify the Remarketing Agent of its desire (on a share-by-share basis) either to tender such share at a price of $50,000 per share or to continue to hold such share for the next 28-day Dividend Period or, if applicable, the designated Special Dividend Period. Holders of such Preferred Shares who do not provide such notice shall be deemed to have elected (i) to hold all their Preferred Shares if the current Dividend Period and succeeding Dividend Period is a 28-day Dividend Period or a Special Dividend Period of 90 days or less, and (ii) to tender all their Preferred Shares if the current Dividend Period or succeeding Dividend Period is a Special Dividend Period of more than 90 days. Any holder or prospective purchaser may informally indicate to the Remarketing Agent its Applicable Dividend Rate preferences. However, any notice given to the Remarketing Agent to tender or hold shares for a particular Dividend Period is irrevocable and may not be conditioned upon the level at which Applicable Dividend Rates are set. Accordingly, the Applicable Dividend Rate with respect to a Dividend Period may be greater or less than such rate preferences. Any notice of tender may not be revoked, except that the Remarketing Agent may, in its sole discretion, (i) at the request of a tendering holder that has tendered one or more Preferred Shares to the Remarketing Agent, waive such holder's tender, and thereby enable such holder to continue to hold such share or shares for a 28-day Dividend

Period or a designated Special Dividend Period, as agreed to by the holder and the Remarketing Agent at such time, so long as such tendering holder has indicated to the Remarketing Agent that it would accept the new Applicable Dividend Rate for such Dividend Period, such waiver to be contingent upon the Remarketing Agent's being able to remarket all shares tendered to it in such Remarketing, and (ii) at the request of a holder that has elected to hold one or more of its Preferred Shares, waive such holder's election with respect thereto, such waiver to be contingent upon the Remarketing Agent's being able to remarket all shares tendered to it in such Remarketing. Subject to the last sentence of this paragraph, holders of Preferred Shares that fail on a Remarketing Date for such shares to elect to tender or hold such shares will be deemed to have elected to continue to hold such shares for the next Dividend Period if each of the current Dividend Period and the next Dividend Period is a 28-day Dividend Period or a Special Dividend Period of 90 days or less. If, on a Remarketing Date for Preferred Shares, the current Dividend Period is a Special Dividend Period of more than 90 days, or the succeeding Dividend Period has been designated by the Trustees as a Special Dividend Period of more than 90 days, then holders of such shares that fail to elect to tender or hold such shares will be deemed to have elected to tender such shares.

      There can be no assurance that the Remarketing Agent will be able to remarket all Preferred Shares tendered in a Remarketing. If any Preferred Shares tendered in a Remarketing are not remarketed, a holder thereof may be required to hold some or all of its shares at least until the end of the next Dividend Period therefor or to sell its shares outside a Remarketing. In such case, the remarketing procedures may require an allocation of Preferred Shares on a pro rata basis, to the extent practicable, or by lot, as determined by the Remarketing Agent in its sole discretion, which may result in a holder's selling a number of Preferred Shares that is less than the number of Preferred Shares specified in such holder's tender order. See "Remarketing Procedures."

      Settlement Date. On a Settlement Date for Preferred Shares, which will be the first Business Day following the related Remarketing Date and which will be the first day of the new Dividend Period, each person purchasing Preferred Shares as a result of a Remarketing must pay, or cause its Agent Member to pay on its behalf, the purchase price against delivery of such shares by the holder thereof or its Agent Member.

      Settlement for purchases and sales of Preferred Shares in a Remarketing will generally be made with respect to each Preferred Share through the Securities Depository on the related Settlement Date therefor in accordance with its normal procedures, which provide for payment in same-day funds.

      Preferred Shares tendered in a Remarketing will be purchased solely out of the proceeds received from purchasers of Preferred Shares in such Remarketing. Neither the fund, nor the Paying Agent or the Remarketing Agent will be obligated to provide funds to make payment upon any holder's tender in a Remarketing unless, in the case of the Paying Agent or the Remarketing Agent, the shares are purchased for its own account. Tendered Preferred Shares will also be subject to purchase in a Remarketing by the Remarketing Agent for its own account or as nominee for others, although the Remarketing Agent is not obligated to purchase any shares.

      Remarketing Agent. The Remarketing Agent for the outstanding Preferred Shares of Trust III and for the Preferred Merger Shares is Salomon Smith Barney Inc. The Remarketing Agent for the outstanding Preferred Shares of Trust II is Merrill, Lynch, Pierce, Fenner & Smith Incorporated. No Remarketing Agent has yet been designated for the Additional Preferred Shares.

      The fund will enter into a Remarketing Agreement with the Remarketing Agent which will provide, among other things, that the Remarketing Agent will follow certain procedures for remarketing Preferred Shares on behalf of holders thereof as provided in the Bylaws for the purpose of determining the Applicable Dividend Rate that will enable the Remarketing Agent to remarket Preferred Shares tendered to it at a price of $50,000 per share for a 28-day Dividend Period or a Special Dividend Period, as the case may be. Each periodic operation of such procedures with respect to Preferred Shares is referred to as a "Remarketing." Under certain circumstances, Preferred Shares tendered in a Remarketing may be tendered or purchased by the Remarketing Agent for its own account. See "Remarketing Procedures."


      For its services in determining the Applicable Dividend Rate and remarketing Preferred Shares for a 28-day Dividend Period, the Remarketing Agent will receive from the fund a fee for such period calculated at a rate equal to approximately .25% per annum of the average amount of Preferred Shares outstanding during the Dividend Period. If the Dividend Period is a Special Dividend Period, the fund will instead pay to the Remarketing Agent a fee, to be determined by mutual consent of the fund and the Remarketing Agent, based on the selling concession that would be applicable to an underwriting of a fixed or variable rate preferred stock issue with a similar dividend period. The Remarketing Agent will pay to selected broker-dealers a portion of the fees described above, reflecting shares sold through such broker-dealers to purchasers in Remarketings.

      The fund and Putnam Management have agreed to indemnify the Remarketing Agent against certain liabilities arising out of or in connection with its duties under the Remarketing Agreement.

      Any Remarketing Agent may resign and be discharged from its duties with respect to the Preferred Shares under a

Remarketing Agreement by giving at least 60 days' prior notice in writing to the fund, the Securities Depository, the Paying Agent and each other Remarketing Agent, if any, and the fund may remove a Remarketing Agent under a Remarketing Agreement by giving at least 60 days' prior notice in writing to such Remarketing Agent, the Securities Depository, the Paying Agent and any other Remarketing Agent of such removal; provided that if (i) the resigning or removed Remarketing Agent is at the time the sole Remarketing Agent, or (ii) each other Remarketing Agent elects to resign or is removed within one week of delivery of such notice, then neither any such resignation nor any such removal will be effective until a successor remarketing agent which is a nationally recognized broker-dealer shall have entered into a remarketing agreement with the fund in which such successor remarketing agent shall have agreed to conduct Remarketings with respect to the Preferred Shares in accordance with the terms and conditions of the Bylaws.

      A Remarketing Agent may also terminate a Remarketing Agreement or may resign by giving notice in writing to the fund, the Securities Depository, the Paying Agent and each other Remarketing Agent, if any, if any of the following events has occurred and has not been cured prior to the proposed date of such termination or resignation (in each case for a period of 30 days after notice thereof has been given to the fund specifying the condition or event): (i) the rating of the Preferred Shares shall have been downgraded or withdrawn by a national rating service, the effect of which, in the opinion of the Remarketing Agents or Remarketing Agent, as the case may be, is to affect materially and adversely the market price of such Preferred Shares or the ability of the Remarketing Agents or Remarketing Agent, as the case may be, to remarket such shares; (ii) all of the Preferred Shares shall have been called for redemption; or (iii) without the prior written consent of the Remarketing Agent or Remarketing Agents, as the case may be, the Agreement and Declaration of Trust, the Bylaws or the Paying Agent

Agreement shall have been amended in any manner that, in the opinion of the Remarketing Agent or Remarketing Agents, as the case may be, materially changes the nature of the Preferred Shares or the remarketing procedures with respect thereto.

      The Remarketing Agent is not obligated to set the Applicable Dividend Rate or Rates on Preferred Shares or to remarket such shares during a Non-Payment Period as provided in the Bylaws or at any time that certain conditions specified in the Remarketing Agreement have not been met or any of the events set forth in clauses (i), (ii) or (iii) of the immediately preceding paragraph has occurred. Performance by the Remarketing Agent will be subject to certain conditions. The Remarketing Agent may not terminate the Remarketing Agreement except in accordance with the procedures set forth in such agreement. See "Remarketing Procedures."

Restrictions on Transfer

      General. The Paying Agent will maintain a record of certain beneficial owners of Preferred Shares, for purposes of determining such owners entitled to participate in Remarketings and for certain other purposes. The Paying Agent will only record transfers of such beneficial ownership, in a Remarketing or otherwise, of which it is notified in accordance with its procedures in effect from time to time.

      Book Entry Only. DTC initially will act as Securities Depository for the Agent Members with respect to Preferred Shares. Except as discussed below, as long as DTC is the Securities Depository, one certificate for the outstanding Preferred Shares will be registered in the name of Cede & Co. ("Cede") as nominee of the Securities Depository, and Cede will be the holder of record of all Preferred Shares. Such certificate will bear a legend to the effect that such certificate is issued subject to the provisions contained in the Bylaws. Unless the fund shall have waived this requirement during a Non-Payment Period, Preferred Shares may be held only in book entry form through the Securities Depository (which, either directly or through a nominee, will be the registered owner of Preferred Shares as described above), and the fund will issue stop-transfer instructions to the Paying Agent for the Preferred Shares to this effect. If the fund shall have waived the foregoing requirement during a Non-Payment Period, a holder of Preferred Shares may obtain a certificate or certificates for such shares. The fund is advised that DTC is a New York-chartered limited purpose trust company, which performs services for its participants (including the Agent Members), some of which (and/or their representatives) own DTC. The fund is advised further that DTC maintains lists of its participants and will maintain as record holder the positions (beneficial ownership interests) held by each Agent Member in the Preferred Shares, whether such Agent Member is a holder for its own account or as a nominee for another holder. The fund shall have no obligation, including without limitation any obligation to provide notice or to make any payment (in respect of any dividend or otherwise) to any person (including without limitation any holder of any beneficial interest in Preferred Shares, whether or not such interest is reflected on the share transfer books of the Paying Agent) other than the holders of record of the Preferred Shares shown on the share transfer books of the Paying Agent from time to time. The share transfer books of the fund as kept by the Paying Agent shall be conclusive as to who is the holder of record of any Preferred Shares at any time and as to the number of Preferred Shares held from time to time by any such holder. No Remarketing Agent, Paying Agent, Securities Depository, or Agent Member will have any obligation to any person having any interest in any Preferred Share other than the holder of record and the beneficial owner thereof as shown from time to time on the share transfer books kept by the Paying Agent. The Paying Agent shall have no obligation to record any transfer of record or beneficial ownership in any share unless and until it shall have received proper notice and evidence of such transfer and the right of the transferee in accordance with the Paying Agent's procedures in effect from time to time.

      The fund intends that any certificate for Preferred Shares will bear a legend to the effect that such certificate is issued subject to certain provisions restricting transfers of such shares.

Secondary Market

      The Remarketing Agent has advised the fund that it currently intends to make a secondary trading market in the Preferred Shares outside of Remarketings. The Remarketing Agent would earn customary brokerage commissions for trades in the secondary market, which would be in addition to the annual remarketing fee paid by the fund. The Remarketing Agent, however, has no obligation to make a secondary market in the Preferred Shares outside of Remarketings, and there can be no assurance that a secondary market for Preferred Shares will exist at any particular time or, if it does exist, that it will provide holders with liquidity of investment. The Preferred Shares will not be registered on any stock exchange or on the National Association of Securities Dealers Automated Quotation System. If the Remarketing Agent purchases Preferred Shares in the secondary market or in a Remarketing, it may be in a position of holding for its own account or as nominee for others Preferred Shares at the time it determines the Applicable Dividend Rate in a Remarketing therefor, and may tender such shares in such Remarketing.

Remarketing Procedures

      Tender by Holders. Each share of Preferred Shares is subject to Tender and Dividend Reset only on the relevant Remarketing Date at the end of each Dividend Period applicable to such share.

      Except during a Non-Payment Period, by 12:00 noon, New York City time, on the Remarketing Date in the Remar-keting at the end of each Dividend Period, the holder of a Preferred Share may elect to tender such share or hold such share for the next Dividend Period. If the holder of such Preferred Share elects to hold such share, such holder shall hold such Preferred Share at the Applicable Dividend Rate for a 28-day Dividend Period or a Special Dividend Period if the succeeding Dividend Period with respect to such share has been designated by the Trustees as a Special Dividend Period, provided that, except during a Non-Payment Period, if (i) there is no Remarketing Agent, (ii) the Remarketing Agent is not required to conduct a Remarketing or (iii) the Remarketing Agent is unable to remarket in the Remarketing on such Remarketing Date all such Preferred Shares tendered (or deemed tendered) to it at a price of $50,000 per share, then the next Dividend Period for all Preferred Shares shall be a 28-day Dividend Period and the Applicable Dividend Rate therefor shall be the applicable Maximum Dividend Rate.

      Preferred Shares may be tendered only in a Remarketing which commences on the Remarking Date immediately prior to the end of the current Dividend Period with respect thereto as described above in "Remarketing -- Remarketing Date."

      When Preferred Shares are tendered in a Remarketing therefor, the Remarketing Agent is required to use its best efforts to remarket such tendered shares on behalf of the holders thereof, but there can be no assurance that the Remarketing Agent will be able to remarket all Preferred Shares tendered. Each holder's right to tender Preferred Shares in a Remarketing therefor is limited to the extent that (i) the Remarketing Agent conducts a Remarketing pursuant to the terms of the Remarketing Agreement, (ii) shares tendered have not been called for redemption, and (iii) the Remarketing Agent is able to find purchasers for tendered Preferred Shares at an Applicable Dividend Rate for a 28-day Dividend Period or a designated Special Dividend Period, as the case may be, not in excess of any applicable Maximum

Dividend Rate. If the Remarketing Agent is unable to find a purchaser or purchasers for all Preferred Shares tendered in a Remarketing therefor, the shares to be sold in such Remarketing will be selected either pro rata or by lot from among all the tendered shares. Each purchase or sale in a Remarketing will be made for settlement on the related Settlement Date.

      There can be no assurance that the Remarketing Agent will be able to remarket all Preferred Shares tendered in a Remarketing therefor. If any Preferred Shares so tendered are not remarketed, a holder thereof may be required to continue to hold some or all of its shares until at least the end of the next Dividend Period therefor or to sell such shares outside a Remarketing.

      Tendered Preferred Shares will also be subject to purchase in a Remarketing therefor by the Remarketing Agent. If the Remarketing Agent holds Preferred Shares for its own account after a Remarketing, it is required to establish an Applicable Dividend Rate in such Remarketing that is no higher than the Applicable Dividend Rate that would have been set if the Remarketing Agent did not hold or had not purchased such shares. The Remarketing Agent may purchase Preferred Shares for its own account in a Remarketing only if the Remarketing Agent purchases for its own account or the account of others all tendered (or deemed tendered) Preferred Shares subject to Tender and Dividend Reset but not sold to other purchasers in such Remarketing. The Remarketing Agent is not obligated to purchase any Preferred Shares that would otherwise remain unsold in a Remarketing. If the Remarketing Agent holds any Preferred Shares immediately prior to a Remarketing and if all other Preferred Shares subject to Tender and Dividend Reset and tendered for sale by other owners have been sold in such Remarketing, then the Remarketing Agent may sell in such Remarketing such number of its shares which are subject to Tender and Dividend Reset as there are outstanding orders to purchase that have not been filled by shares tendered for sale on behalf of accounts other than that of the Remarketing Agent. See "Secondary Market" above. Neither the fund, nor the Paying Agent or the Remarketing Agent will be obligated in any case to provide funds to make payment to any holder upon such holder's tender of its Preferred Shares in any Remarketing. If the Remarketing Agent purchases Preferred Shares in the secondary market or in a Remarketing, it may be in the position of holding for its own account or as nominee for others Preferred Shares subject to Tender and Dividend Reset in a Remarketing at the time it determines the Applicable Dividend Rate in such Remarketing and may tender such shares in such Remarketing.

      Applicable Dividend Rates. By 3:00 p.m. New York City time, on each Remarketing Date, the Remarketing Agent will determine the Applicable Dividend Rate to the nearest one-thousandth (0.001) of one percent per annum for the next 28-day Dividend Period (or, if designated, a Special Dividend Period, provided that, if the Remarketing Agent is unable to remarket on such Remarketing Date all such tendered shares in a Remarketing at a price of $50,000 per share, then the Remarketing Agent will assign no shares to any Special Dividend Period).

      The Applicable Dividend Rate for each such Dividend Period, except as otherwise described herein, will be the dividend rate per annum that the Remarketing Agent determines to be the lowest rate that will enable it to remarket on behalf of the holders thereof the Preferred Shares subject to Tender and Dividend Reset in such Remarketing and tendered to it on such Remarketing Date at a price of $50,000 per share. The Applicable Dividend Rate for Preferred Shares will be determined as aforesaid by the Remarketing Agent in its sole discretion and will be conclusive and binding on the fund and all holders of Preferred Shares. In determining such Applicable Dividend Rate, the Remarketing Agent will, after taking into account market conditions as reflected in the prevailing dividend yields on fixed and variable rate taxable and tax-exempt debt securities and the prevailing dividend yields of fixed and variable rate preferred stocks determined for the purpose of providing non-binding indications of the Applicable Dividend Rates to holders and potential purchasers of Preferred Shares, (i) consider the number of Preferred Shares tendered in the applicable Remarketing and the number of Preferred Shares prospective purchasers are willing to purchase and (ii) contact by telephone or otherwise current and prospective holders of the Preferred Shares subject to Tender and Dividend Reset to ascertain the dividend rates at which they would be willing to hold such shares. If no Applicable Dividend Rate shall have been established on a Remarketing Date for the next 28-day Dividend Period, or Special Dividend Period, if any, for any reason (other than because there is no Remarketing Agent, the Remarketing Agent is not required to conduct a Remarketing pursuant to the terms of the Remarketing Agreement or the Remarketing Agent is unable to remarket on the Remarketing Date all Preferred Shares tendered (or deemed tendered) to it at a price of $50,000 per share), then the Remarketing Agent, in its sole discretion, shall, except during a Non-Payment Period, after taking into account market conditions as reflected in the prevailing yields on fixed and variable rate taxable and tax-exempt debt securities and the prevailing dividend yields of fixed and variable rate preferred stock, determine the Applicable Dividend Rate that would be the rate per annum that would be the initial dividend rate fixed in an offering on such Remarketing Date, assuming in each case a comparable dividend period, issuer and security. If a Remarketing for Preferred Shares does not take place because there is no Remarketing Agent, the Remarketing Agent is not required to conduct a Remarketing or the Remarketing Agent is unable to remarket in the Remarketing all such Preferred Shares tendered (or deemed tendered) to it at a price of $50,000 per share, then, except during a Non-Payment Period, the Applicable Dividend Rate for the subsequent Dividend Period for such shares will be the applicable Maximum Dividend Rate for a 28-day Dividend Period and such subsequent Dividend Period shall be a 28-day Dividend Period.

      Except during a Non-Payment Period, the Applicable Dividend Rate for any Dividend Period for Preferred Shares will not be more than the Maximum Dividend Rate applicable to such shares.

      The Maximum Dividend Rate for Preferred Shares will be the "Applicable Percentage" (as described below) of the Reference Rate. The Remarketing Agent will round each Maximum Dividend Rate to the nearest one-thousandth (0.001) of one percent per annum, with any such number ending in five ten-thousandths (0.0005) of one percent being rounded upwards to the nearest one-thousandth (0.001) of one percent. The Remarketing Agent will not round the applicable Reference Rate as part of its calculation of any Maximum Dividend Rate.

      "Reference Rate" means (i) with respect to a Dividend Period having 28 or fewer days, the higher of the applicable "AA" Composite Commercial Paper Rate and the Taxable Equivalent of the Short-Term Municipal Bond Rate, (ii) with respect to any Short Term Dividend Period having more than 28 but fewer than 183 days, the applicable "AA" Composite Commercial Paper Rate, (iii) with respect to any Short Term Dividend Period having 183 or more but fewer than 365 days, the U.S. Treasury Bill Rate, and (iv) with respect to any Long Term Dividend Period, the applicable U.S. Treasury Note Rate.


      "'AA' Composite Commercial Paper Rate," on any date of determination, means (i) the Interest Equivalent of the rate on commercial paper placed on behalf of issuers whose corporate bonds are rated "AA" by S&P or "aa" by Moody's or the equivalent of such rating by another nationally recognized rating agency, as such rate is made available on a discount basis or otherwise by the Federal Reserve Bank of New York for the Business Day immediately preceding such date, or (ii) in the event that the Federal Reserve Bank of New York does not make available such a rate, then the arithmetic average of the Interest Equivalent of the rate on commercial paper placed on behalf of such issuers, as quoted on a discount basis or otherwise by the Commercial Paper Dealers to the Remarketing Agent for the close of business on the Business Day immediately preceding such date. If one of the Commercial Paper Dealers does not quote a rate required to determine the "AA" Composite Commercial Paper Rate, the "AA" Composite Commercial Paper Rate will be determined on the basis of the quotation or quotations furnished by any Substitute Commercial Paper Dealer or Substitute Commercial Paper Dealers selected by the fund to provide such rate or rates not being supplied by the Commercial Paper Dealer. If the number of Dividend Period days (in each case determined without regard to any adjustment in the length of a Dividend Period or the remarketing schedule in respect of non-Business Days) shall be (i) 7 or more days but fewer than 49 days, such rate shall be the Interest Equivalent of the 30-day rate on such commercial paper, (ii) 49 or more days but fewer than 70 days, such rate shall be the Interest Equivalent of the 60-day rate on such commercial paper, (iii) 70 or more days but fewer than 85 days, such rate shall be the arithmetic average of the Interest Equivalent of the 60-day and 90-day rates on such commercial paper, (iv) 85 or more days but fewer than 99 days, such rate shall be the Interest Equivalent of the 90-day rate on such commercial paper, (v) 99 or more days but fewer than 120 days, such rate shall be the arithmetic average of the Interest Equivalent of the 90-day and 120-day rates on such commercial paper,
(vi) 120 or more days but fewer than 141 days, such rate shall be the Interest Equivalent of the 120-day rate on such commercial paper,

(vii) 141 or more days but fewer than 162 days, such rate shall be the arithmetic average of the Interest Equivalent of the 120-day and 180-day rates on such commercial paper, and (viii) 162 or more days but fewer than 183 days, such rate shall be the Interest Equivalent of the 180-day rate on such commercial paper.

      "Taxable Equivalent of the Short-Term Municipal Bond Rate" on any date means 90% of the quotient of (A) the per annum rate expressed on an Interest Equivalent basis equal to the Kenny S&P 30-day High Grade Index or any comparable index based upon 30-day yield evaluations at par of bonds the interest on which is excludable for regular federal income tax purposes under the Code of "high grade" component issuers selected by Kenny Information Systems Inc. or any successor thereto from time to time selected by the fund in its discretion, which component issuers shall include, without limitation, issuers of general obligation bonds but shall exclude any bonds the interest on which constitutes an item of tax preference under Section 57(a)(5) of the Code, or successor provisions, for purposes of the "alternative minimum tax" (as defined in the Code) (the "Kenny Index"), made available for the Business Day immediately preceding such date but in any event not later than 8:30 a.m., New York City time, on such date by Kenny Information Systems Inc. or any successor thereto, divided by (B) 1.00 minus the Marginal Tax Rate (expressed as a decimal); provided, however, that if the Kenny Index is not made so available by 8:30 a.m., New York City time, on such date by Kenny Information Systems Inc. or any successor, the Taxable Equivalent of the Short-Term Municipal Bond Rate shall mean the quotient of (A) the per annum rate expressed on an Interest Equivalent basis equal to the most recent Kenny Index so made available divided by (B) 1.00 minus the Marginal Tax Rate (expressed as a decimal).

      "U.S. Treasury Bill Rate" on any date means (i) the Interest Equivalent of the rate on the actively traded Treasury Bill with a maturity most nearly comparable to the length of the related Dividend Period, as such rate is made available on a discount basis or otherwise on the Business Day immediately preceding such date by the Federal Reserve Bank of New York in its Composite 3:30 p.m. Quotations for U.S. Government Securities report for such Business Day, or (ii) if such yield as so calculated is not available, the Alternate Treasury Bill Rate on such date. "Alternate Treasury Bill Rate" on any date means the Interest Equivalent of the yield as calculated by reference to the arithmetic average of the bid price quotations of the actively traded Treasury Bill with a maturity most nearly comparable to the length of the related Dividend Period, as determined by bid price quotations as of any time on the Business Day immediately preceding such date, obtained from at least three recognized primary U.S. Government securities dealers selected by the Remarketing Agent.

      "U.S. Treasury Note Rate" on any date means (i) the yield as calculated by reference to the bid price quotation of the actively traded, current coupon Treasury Note with a maturity most nearly comparable to the length of the related Dividend Period, as such bid price quotation is published on the Business Day immediately preceding such date by the Federal Reserve Bank of New York in its Composite 3:30 p.m. Quotations for U.S. Government Securities report for such Business Day, or (ii) if such yield as so calculated is not available, the Alternate Treasury Note Rate on such date. "Alternate Treasury Note Rate" on any date means the yield as calculated by reference to the arithmetic average of the bid price quotations of the actively traded, current coupon Treasury Note with a maturity most nearly comparable to the length of the related Dividend Period, as determined by the bid price quotations as of any time on the Business Day immediately preceding such date, obtained from at least three recognized primary U.S. Government securities dealers selected by the Remarketing Agent.

      The Maximum Dividend Rate for Preferred Shares will depend on the credit rating or ratings assigned to such shares. The Applicable Percentage for the Preferred Shares on each Remarketing Date will be determined based on the lower of the credit rating or ratings assigned on such date to the Preferred Shares by Moody's and S&P (or if Moody's or S&P or both shall not make such rating available, the equivalent of either or both of such ratings by a Substitute Rating Agency or two Substitute Rating Agencies or, in the event that only one such rating shall be available, such rating), as discussed in "Dividends and Dividend Periods -- Special Dividends."

      Allocation of Shares; Failure to Remarket at $50,000 Per Share. If, in a Remarketing of the Preferred Shares, the Remarketing Agent is unable to remarket by 3:00 p.m., New York City time, on the Remarketing Date all Preferred Shares tendered to it in such Remarketing (which are subject to Tender and Dividend Reset in such Remarketing) at a price of $50,000 per share,
(i) each holder that tendered shares for sale will sell a number of Preferred Shares on a pro rata basis, to the extent practicable, or by lot, as determined by the Remarketing Agent in its sole discretion, based on the number of orders to purchase Preferred Shares in such Remarketing, and (ii) the next Dividend Period for Preferred Shares will be a 28-day Dividend Period and the Applicable Dividend Rate for such Dividend Period will be the Maximum Dividend Rate for a 28-day Dividend Period.

      If the allocation procedures described above would result in the sale of a fraction of a Preferred Share, the Remarketing Agent will, in its sole discretion, round up or down the number of Preferred Shares sold by each holder on the applicable Remarketing Date so that each share sold by each holder shall be a whole Preferred Share, and the total number of shares sold equals the total number of shares purchased on such Remarketing Date.

      Notification of Results; Settlement. By telephone at approximately 3:30 p.m., New York City time, on each Remarketing Date with respect to Preferred Shares, the Remarketing Agent will advise each holder of tendered Preferred Shares and each purchaser thereof (or the Agent Member thereof who in turn will advise such holder or purchaser) (i) of the number of shares such holder or purchaser is to sell or purchase and (ii) to give instructions to its Agent Member to deliver such shares against payment therefor or to pay the purchase price against delivery as appropriate. The Remarketing Agent will also advise each holder or purchaser that is to continue to hold, or to purchase, shares with a Dividend Period beginning on the Business Day following such Remarketing Date of the Applicable Dividend Rate.

      The transactions described above will be executed on the Settlement Date through the Securities Depository in accordance with the Securities Depository's procedures, and the accounts of the respective Agent Members of the Securities Depository will be debited and credited and shares delivered by book entry as necessary to effect the purchases and sales of Preferred Shares, in each case as determined in the related Remarketing. Purchasers of Preferred Shares will make payment through their Agent Members in same-day funds to the Securities Depository against delivery by book entry of Preferred Shares through their Agent members. The Securities Depository will make payment in accordance with its procedures, which currently provide for payment in same-day funds. If the certificates for Preferred Shares are not held by the Securities Depository or its nominee, payment with respect to such shares will be made in same-day funds to the Paying Agent against delivery of such certificates.

      If any holder selling Preferred Shares in a Remarketing fails to deliver such shares, the Agent Member of such selling holder and of any other person that was to have purchased Preferred Shares in such Remarketing may deliver to any such other person a number of whole Preferred Shares that is less than the number of shares that otherwise was to be purchased by such person. In such event, the number of Preferred Shares to be so delivered will be determined by such Agent Member. Delivery of such lesser number of Preferred Shares will constitute good delivery.

      As long as the Securities Depository or Cede or any other nominee therefor holds the certificate or certificates representing the Preferred Shares, no share certificates will need to be delivered by any selling holder to reflect any transfer of Preferred Shares effected in a Remarketing.

      The Remarketing Agent may, in its sole discretion, modify the settlement procedures set forth above with respect to any Remarketing of Preferred Shares so long as any such modification does not adversely affect any holders of such shares.

Redemption

      Optional Redemption. The fund may at its option after giving the requisite Notice of Redemption, redeem Preferred Shares, in whole or in part, on the next succeeding scheduled Dividend Payment Date applicable to those Preferred Shares called for redemption, out of funds legally available therefor, at a redemption price (the "Optional Redemption Price") of $50,000 per share plus an amount equal to dividends thereon accumulated but unpaid to the date fixed for redemption plus the premium, if any, resulting from the designation of a Premium Call Period; provided that no Preferred Share may be redeemed at the option of the fund during (A) the Initial Dividend Period with respect to such share or (B) a Non-Call Period to which such share is subject; provided further that optional redemptions pursuant to this paragraph shall not cause the fund to fail to maintain the Preferred Shares Basic Maintenance Amount or the 1940 Act Preferred Shares Asset Coverage. In addition, holders of Preferred Shares may be entitled to receive Additional Dividends in the event of the redemption of such Preferred Shares to the extent provided above under "Dividends and Dividend Periods -- Additional Dividends." For so long as S&P rates the Preferred Shares, the fund may not give a Notice of Redemption relating to an optional redemption as described in this paragraph unless, at the time of giving such Notice of Redemption, the fund has available "Deposit Securities" with maturity or tender dates not later than the day preceding the applicable redemption date and having a Discounted Value not less than the amount due by reason of the redemption of Preferred Shares on such redemption date.

      Mandatory Redemption. The fund will be required to redeem, at a redemption price (the "Mandatory Redemption Price") equal to $50,000 per share plus an amount equal to accumulated but unpaid dividends (whether or not earned or declared) to the date fixed by the Trustees for redemption, certain of the Preferred Shares to the extent permitted under the 1940 Act and Massachusetts law, if the fund fails to maintain the Preferred Shares Basic Maintenance Amount or the 1940 Act Preferred Shares Asset Coverage and such failure is not cured on or before the Preferred Shares Basic Maintenance Cure Date or the 1940 Act Cure Date (herein referred to as a "Cure Date"), as the case may be. In addition, holders of Preferred Shares may be entitled to receive Additional Dividends in the event of the redemption of such Preferred Shares to the extent provided above under "Dividends and Dividend Periods -- Additional Dividends." The number of Preferred Shares to be redeemed will be equal to the lesser of
(a) the minimum number of Preferred Shares the redemption of which, if deemed to have occurred immediately prior to the opening of business on such Cure Date, would, together with all other shares of beneficial interest of the fund having preference rights subject to redemption or retirement, result in the satisfaction of the Preferred Shares Basic Maintenance Amount or the 1940 Act Preferred Shares Asset Coverage, as the case may be, on such Cure Date (provided that, if there is no such minimum number of shares the redemption of which would have such result, all Preferred Shares then outstanding will be redeemed), and (b) the maximum number of Preferred Shares, together with all other shares of beneficial interest of the fund having preference rights subject to redemption and retirement, that can be redeemed out of funds expected to be legally available therefor.

      The fund is required to effect such a Mandatory Redemption not later than 35 days after such Cure Date, except that if the fund does not have funds legally available for the redemption of all of the required number of Preferred Shares which are subject to Mandatory Redemption or the fund otherwise is unable to effect such redemption on or prior to 35 days after such Cure Date, the fund will redeem those Preferred Shares which it was unable to redeem on the earliest practicable date on which it is able to effect such redemption.

      Any Preferred Share will be subject to Mandatory Redemption regardless of whether such share is subject to a Non-Call Period, provided that Preferred Shares subject to a Non-Call Period will only be subject to redemption to the extent that other Preferred Shares (not subject to a Non-Call Period) are not available to satisfy the number of shares required to be redeemed. In such event, such shares subject to a Non-Call Period will be selected for redemption in an ascending order of outstanding Non-Call Period (with shares with the lowest number of days remaining in the Non-Call Period to be called first) and by lot in the event of shares having equal outstanding Non-Call Periods.

      Allocation. If fewer than all the outstanding Preferred Shares are to be redeemed, the number of Preferred Shares to be so redeemed will be a whole number of shares and will be determined by the Trustees (subject to the provisions described above under "Redemption"), provided that (i) no such Preferred Share will be subject to optional redemption on any Dividend Payment Date during a Non-Call Period to which it is subject and (ii) Preferred Shares subject to a Non-Call Period will be subject to Mandatory Redemption only on the basis described above under "Redemption." Unless certificates representing Preferred Shares are held by persons other than the Securities Depository or its nominee, the Securities Depository, upon receipt of such Notice of Redemption, will determine by lot (or otherwise in accordance with procedures in effect at that time) the number of Preferred Shares to be redeemed from the account of each Agent Member (which may include an Agent Member, including the Remarketing Agent, holding shares for its own account) and notify the Paying Agent of such determination. The Paying Agent, upon receipt of such notice, will in turn determine by lot the number of shares to be redeemed from the accounts of the holders of the shares whose Agent Members have been selected by the Securities Depository. In doing so, the Paying Agent may determine that shares will be redeemed from the accounts of some holders, which may include the Remarketing Agent, without shares being redeemed from the accounts of other holders. Notwithstanding the foregoing, if any certificates for Preferred Shares are not held by the Securities Depository or its nominee, the Preferred Shares to be redeemed will be selected by the Paying Agent by lot.

      Notice of Redemption. Any Notice of Redemption with respect to Preferred Shares will be given by the fund via telephone to the Paying Agent, the Securities Depository (and any other registered holder of such shares) and the Remarketing Agent not later than 1:00 p.m., New York City time (and later confirmed in writing), on a day not less than 20 nor more than 30 days, or such shorter period as may be provided for under applicable law, prior to the earliest date upon which any such redemption may occur and, in the case of a Mandatory Redemption, not less than 20 nor more than 30 days prior to the redemption date established by the Trustees and specified in such notice. In the case of a partial redemption, the Paying Agent will use its reasonable efforts to provide telephonic notice to each beneficial holder (as shown on the records of such ownership maintained by it) of Preferred Shares called for redemption not later than the close of business on the Business Day on which the Paying Agent determines the shares to be redeemed (as described above) (or, during a Non-Payment Period with respect to such shares, not later than the close of business on the Business Day immediately following the day on which the Paying Agent receives Notice of Redemption from the fund). Such telephonic notice will be confirmed promptly in writing to each such beneficial holder of Preferred Shares called for redemption, the Remarketing Agent and the Securities Depository not later than the close of business on the Business Day immediately following the day on which the Paying Agent determines the shares to be redeemed. In the case of a redemption in whole, the Paying Agent will use its reasonable efforts to provide telephonic notice to each holder of Preferred Shares called for redemption not later than the close of business on the Business Day immediately following the day on which the Paying Agent receives a Notice of Redemption from the fund. Such telephonic notice will be confirmed promptly in writing to each holder of Preferred Shares called for redemption, the Remarketing Agent and the Securities Depository not later than the close of business on the second Business Day following the day on which the Paying Agent receives notice of redemption.

      Every Notice of Redemption and other redemption notice with respect to the Preferred Shares will state: (a) the redemp-tion date, (b) the number of Preferred Shares to be redeemed, (c) the redemption price, (d) that dividends on the Preferred Shares to be redeemed will cease to accumulate as of such redemption date and (e) the provision of the Agreement and Declaration of Trust or the Bylaws pursuant to which such shares are being redeemed. No defect in the Notice of Redemption or other redemption notice or in the transmittal or the mailing thereof will affect the validity of the redemption proceedings, except as required by applicable law. The Paying Agent will use its reasonable efforts to cause the publication of a redemption notice in an Authorized Newspaper within two Business Days of the date of the Notice of Redemption, but failure so to publish such notification will not affect the validity or effectiveness of any such redemption proceedings.

      Other Redemption Procedures. To the extent that any redemption for which Notice of Redemption has been given is not made by reason of the absence of legally available funds therefor, such redemption will be made as soon as practicable to the extent such funds become available. Failure to redeem Preferred Shares will be deemed to exist at any time after the date specified for redemption in a Notice of Redemption when the fund shall have failed, for any reason whatsoever, to deposit with the Paying Agent funds with respect to any shares for which such Notice of Redemption has been given.

      Upon the deposit of funds sufficient to redeem Preferred Shares with the Paying Agent and the giving of Notice of Redemption, all rights of the holders of the shares so called for redemption will cease and terminate, except the right of the holders thereof to receive the Optional Redemption Price or Mandatory Redemption Price, as the case may be, but without any interest or other additional amount (except for Additional Dividends described above under "Dividends and Dividend Periods -- Additional Dividends"), and such shares will no longer be deemed outstanding for any purpose. The fund will be entitled to receive from the Paying Agent, promptly after the date fixed for redemption, any cash deposited with the Paying Agent in excess of (i) the aggregate redemption price of the Preferred Shares called for redemption on such date and (ii) all other amounts to which holders of Preferred Shares called for redemption may be entitled. The fund will be entitled to receive, from time to time after the date fixed for redemption, any interest on the funds so deposited. Any funds that are unclaimed at the end of 90 days from such redemption date will, to the extent permitted by law, be repaid to the fund, after which time the holders of Preferred Shares so called for redemption will look only to the fund for payment of the redemption price and all other amounts to which they may be entitled. If any such unclaimed funds are repaid to the fund, the fund shall invest such unclaimed funds in Deposit Securities with a maturity of no more than one Business Day.

      Except as described above with respect to redemptions, nothing contained in the Bylaws limits any legal right of the fund or any affiliate of the fund to purchase or otherwise acquire any Preferred Shares at any price.

      The fund has the right in certain circumstances to arrange for others to purchase from the holders thereof Preferred Shares which are to be redeemed as described above.

      The Remarketing Agent may, in its sole discretion, modify the procedures concerning notification of redemption described above with respect to Preferred Shares so long as any such modification does not adversely affect the holders of the Preferred Shares or materially alter the obligation of the Paying Agent without obtaining its consent and so long as the fund receives written confirmation from S&P that any such modifications would not impair the ratings then assigned by S&P to the Preferred Shares.

Liquidation/Bankruptcy

      Upon a liquidation, dissolution or winding up of the affairs of the fund, whether voluntary or involuntary, the holders of Preferred Shares then outstanding will be entitled, whether from capital or surplus, before any assets of the fund will be distributed among or paid over to the holders of the common shares or any other class or series of shares of the fund ranking junior to the Preferred Shares as to liquidation payments, to be paid an amount equal to the liquidation preference with respect to such shares. The liquidation preference for the Preferred Shares is $50,000 per share plus an amount equal to all dividends thereon (whether or not earned or declared) accumulated but unpaid to but excluding the date of final distribution in same-day funds. After any such payment, the holders of Preferred Shares will not be entitled to any further participation in any distribution of assets of the fund, except to the extent that they may be entitled to Additional Dividends to the extent provided above in "Dividends and Dividend Periods -- Additional Dividends." If, upon any such liquidation, dissolution or winding up of the fund, the assets of the fund shall be insufficient to make such full payment to the holders of Preferred Shares and to the holders of any shares of beneficial interest of the fund having preference rights ranking as to liquidation, dissolution or winding up on a parity with the Preferred Shares, then such assets will be distributed among the holders of Preferred Shares and such parity holders ratably in accordance with the respective amounts which would be payable on such Preferred Shares and any other such preferred shares if all amounts thereof were paid in full.

      Neither the consolidation nor the merger of the fund with or into any entity or entities nor a reorganization of the fund alone nor the sale, lease or transfer by the fund of all or substantially all of its assets shall be deemed to be a dissolution or liquidation of the fund.

      The fund has no intention to file a voluntary petition in bankruptcy so long as the value of its assets is, and is reasonably foreseen as being, greater than its liabilities.

Voting Rights

      Except as indicated herein or except as expressly required by applicable law or expressly set forth in the Agreement and Declaration of Trust or Bylaws, each holder of Preferred Shares and, each holder of common shares shall be entitled to one vote for each share held on each matter submitted to a vote of shareholders of the Trust, and the holders of outstanding Preferred Shares and of common shares shall vote together as a single class.

      Holders of Preferred Shares, voting as a class, will be entitled to elect two of the fund's Trustees and the remaining Trustees will be elected by holders of the common shares and the Preferred Shares voting together as a single class. If at any time dividends on the fund's Preferred Shares shall be unpaid in an amount equal to two full years' dividends thereon or if at any time holders of any preferred shares of the fund other than the Preferred Shares are entitled to elect a majority of the Trustees of the fund, then the number of Trustees shall automatically be increased by the smallest number that, when added to the two Trustees elected exclusively by the holders of Preferred Shares as described above, would constitute a majority of the Trustees as so increased and at a special meeting of shareholders which will be called and held as soon as practicable, and at all subsequent meetings at which Trustees are to be elected, the holders of Preferred Shares, voting as a separate class, will be entitled to elect the smallest number of additional Trustees that, together with the two Trustees which such holders will be in any event entitled to elect, constitutes a majority of the total number of Trustees of the fund as so increased. The terms of office of the persons who are Trustees at the time of that election will continue. If the fund thereafter shall pay, or declare and set apart for payment, in full all dividends payable on all outstanding Preferred Shares for all past Dividend Periods, the voting rights stated in the preceding sentence shall cease (subject always to revesting in the event of the further occurrence of the circumstances described above), and the terms of office of all the additional Trustees elected by the holders of Preferred Shares (but not of the Trustees with respect to whose election the holders of common shares were entitled to vote or the two Trustees the holders of Preferred Shares have the right to elect in any event) will terminate automatically.

      The affirmative vote of the holders of a majority of the outstanding Preferred Shares, voting separately as a class, would be required to amend, alter or repeal any of the preferences, rights or powers of the Preferred Shares so as to affect materially and adversely such preferences, rights or powers, or increase or decrease the number of Preferred Shares authorized to be issued. Unless a higher percentage is provided for, the affirmative vote of the holders of a majority of the outstanding Preferred Shares, voting as a class, will be required to approve any plan of reorganization adversely affecting such shares or any action requiring a vote of security holders under Section 18(a) of the 1940 Act including, among other things, changes in the investment restrictions described in the Prospectus/Proxy Statement under "Investment Restrictions."

      The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Preferred Shares shall have been redeemed or shall no longer be deemed to be outstanding.

Holders of Record; Holders of Beneficial Interest

      The fund shall have no obligation, including without limitation any obligation to provide notice or to make any payment (in respect of any dividend or otherwise), to any person (including without limitation any holder of any beneficial interest in Preferred Shares, whether or not such interest is reflected on the share transfer books of the Paying Agent) other than the holders of record of the Preferred Shares shown on the share records of the Paying Agent from time to time. The record books of the fund as kept by the Paying Agent shall be conclusive as to who is the holder of record of any Preferred Share at any time and as to the number of Preferred Shares held from time to time by any such holder. No Remarketing Agent, Paying Agent, Securities Depository, or Agent Member will have any obligation to any person having any interest in any Preferred Shares other than the holder of record and the beneficial owner thereof as shown from time to time on the share transfer books kept by the Paying Agent. The Paying Agent shall have no obligation to record any transfer of record or beneficial ownership in any share unless and until it shall have received proper notice and evidence of such transfer and the right of the transferee in accordance with the Paying Agent's procedures in effect from time to time.

Special Considerations Relating to Preferred Shares

      The 1940 Act Preferred Shares Asset Coverage requirement and the rating agency asset maintenance guidelines require that the fund maintain certain asset levels with respect to the Preferred Shares. See "Asset Maintenance." In the event that the fund's assets fall below these levels, the fund may be required to redeem some or all of the then outstanding Preferred Shares. See "Redemption."

      The credit rating of the Preferred Shares could be reduced while an investor holds the Preferred Shares. A decrease in the rating of the Preferred Shares may reflect a reduction in the fund's ability to pay dividends and/or the redemption price and liquidation value in respect of the Preferred Shares in accordance with the terms of the Preferred Shares.

      The actual Applicable Dividend Rate for any dividend period after the Initial Dividend Period for Preferred Shares may be greater than or less than the rate indicated in the non-binding indications of the Applicable Dividend Rate furnished to holders of Preferred Shares (but, except during a Non-Payment Period, not greater than the applicable Maximum Dividend Rate) and will not be determined until after a holder is required to elect to hold or tender its Preferred Shares.

      There can be no assurance that the Remarketing Agent will be able to remarket all Preferred Shares tendered in a Remarketing. If any Preferred Shares tendered in a Remarketing are not remarketed, a holder thereof may be required to hold some or all of its shares at least until the end of the next Dividend Period therefor (or longer if Remarketings continue to fail) or to sell its shares outside a Remarketing. In such case, the remarketing procedures may require an allocation of Preferred Shares on a pro rata basis, to the extent practicable, or by lot, as determined by the Remarketing Agent in its sole discretion, which may result in a holder's selling a number of Preferred Shares that is less than the number of Preferred Shares specified in such holder's tender order. Thus, under certain circumstances, Preferred Shares may be illiquid investments. See "Remarketing."

      Neither the Remarketing Agent nor the fund is obligated to purchase Preferred Shares in a Remarketing or otherwise, nor is the fund required to redeem Preferred Shares in the event of failed Remarketings.

      The Remarketing Agent has advised the fund that it currently intends to maintain a secondary trading market in the Preferred Shares outside of Remarketings, however, it has no obligation to do so, and there can be no assurance that a secondary market for the Preferred Shares will develop or, if it does develop, that it will provide liquidity of investment. The Preferred Shares will not be registered on any stock exchange or on the National Association of Securities Dealers Automated Quotation system.

Rating Agency Guidelines

      The composition of the fund's portfolio will reflect guidelines established by Moody's and S&P in connection with the fund's receipt of a rating for such shares on their date of original issue of at least "aaa" by Moody's and AAA by S&P. Moody's and S&P, nationally recognized statistical rating organizations, issue ratings for various securities reflecting the perceived creditworthiness of such securities. The guidelines described under "Asset Maintenance" and in Exhibit B-2 have been developed by Moody's and S&P in connection with issuances of asset-backed and similar securities, including debt obligations and variable rate preferred stocks, generally on a case-by-case basis through discussions with the issuers of these securities. The guidelines are generally designed to ensure that assets underlying outstanding debt or preferred stock will be sufficiently varied and will be of sufficient quality and amount to justify investment-grade ratings. The guidelines do not have the force of law but have been adopted by the fund in order to satisfy current requirements necessary for Moody's and S&P to issue the above-described ratings for Preferred Shares, which ratings are generally relied upon by institutional investors in purchasing such securities. The guidelines include a set of tests for portfolio composition and asset coverage that supplement (and in some cases are more restrictive than) the applicable requirements under the 1940 Act.

Asset Maintenance

      The fund will be required to satisfy a number of asset maintenance requirements under the terms of the Bylaws. These requirements are summarized below.

      1940 Act Preferred Shares Asset Coverage. The fund will be required under the Bylaws to maintain, as of the last Business Day of each month in which any Preferred Shares are outstanding, asset coverage of at least 200% with respect to outstanding senior securities which are stock, including the Preferred Shares (or such other asset coverage as may in the future be specified in or under the 1940 Act as the minimum asset coverage for senior securities which are shares of a closed-end investment company as a condition of paying dividends on its common shares) ("1940 Act Preferred Shares Asset Coverage"). If the fund fails to maintain 1940 Act Preferred Shares Asset Coverage and such failure is not cured as of the last Business Day of the month following the date of such failure (the "1940 Act Cure Date"), the fund will be required under certain circumstances to redeem certain of the Preferred Shares. See "Redemption."


      Based on the composition of the fund's portfolio at December 31, 2000, 1940 Act Preferred Shares Asset Coverage with respect to the Preferred Shares, following the issuance of all Preferred Merger Shares and after giving effect to the deduction of the merger costs, estimated at $526,000, would be computed as follows:

   Value of fund assets less
 liabilities not constituting
         senior securities       =     $298,869,094      = 409%
     ____________________                  ________
         Senior securities             $ 73,081,605
  representing indebtedness
     plus liquidation value
    of the Preferred Shares

      Preferred Shares Basic Maintenance Amount. In connection with their respective ratings of the Preferred Shares, Moody's and S&P have each established asset coverage guidelines which are incorporated into the Bylaws to ensure the payment of the liquidation preference and the fund's other obligations in respect of its outstanding Preferred Shares. These guidelines require the fund among other things to maintain investment-grade assets with a value (discounted in accordance with each rating agency's guidelines) equal to the Preferred Shares Basic Maintenance Amount. These guidelines impose restrictions on the securities in which the fund may invest, limit the fund's use of futures, options and forward commitments, and prohibit the use of borrowing for leverage and the fund's entering into short sales, securities lending and reverse repurchase agreements. These requirements are explained in greater detail in Exhibit B-2. If the fund fails to meet such requirements and such failure is not cured, the fund will be required under certain circumstances to redeem some or all of the Preferred Shares. See "Redemption."

      General. The fund may, but is not required to, adopt any modifications to these guidelines that may hereafter be established by Moody's or S&P. Failure to adopt any such modifications, however, may result in a change in the ratings described above or a withdrawal of ratings altogether. In addition, any rating agency providing a rating for the Preferred Shares may, at any time, change or withdraw any such rating. As set forth in the Bylaws, the Trustees may, without shareholder approval, modify certain definitions or restrictions which have been adopted by the fund pursuant to the rating agency guidelines, provided in certain cases the Trustees have obtained written confirmation from Moody's and S&P that any such change would not impair the ratings then assigned by Moody's and S&P to the Preferred Shares.

      As described by Moody's and S&P, a preferred stock rating is an assessment of the capacity and willingness of an issuer to pay preferred stock obligations. The ratings on the Preferred Shares are not recommendations to purchase, hold or sell Preferred Shares, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. Nor do the rating agency guidelines address the likelihood that a holder of Preferred Shares will be able to sell such shares in a Remarketing. The ratings are based on current information furnished to Moody's and S&P by the fund and Putnam Management and information obtained from other sources. The outstanding Preferred Shares are rated AAA by S&P and "aaa" by Moody's. The ratings may be changed, suspended or withdrawn as a result of changes in, or the unavailability of, such information. The fund's common shares have not been rated by a nationally recognized statistical rating organization. It is a condition of the merger that the Preferred Shares to be issued in the merger be rated "aaa" from Moody's and AAA from S&P.

Taxation of Preferred Shares

      The following is a summary of some of the important tax considerations applicable to investments in Preferred Shares of Trust II. See "Information about the Funds -- Taxation" in the Prospectus/Proxy Statement for a discussion of other important tax considerations generally applicable to investments in Trust II.

      If for any reason it is determined after the payment of any dividend that a portion of that dividend was subject to federal income tax, Trust II will not be required to pay any additional amount to compensate for any tax payable on the dividend (other than Additional Dividends payable under the circumstances described in this Appendix B). The federal income tax consequences of Additional Dividends under existing law are uncertain. For example, it is unclear how Additional Dividends will be treated under the rules in Subchapter M of the Code applicable to dividends paid following the close of a taxable year in respect of a prior year's income. Trust II intends to treat such Additional Dividends as paid during such prior taxable year for purposes of the rules governing Trust II's treatment of such dividends, and to treat a holder as receiving a dividend distribution in the amount of any Additional Dividend only as and when such Additional Dividend is paid. Trust II will generally designate Additional Dividends as exempt-interest dividends to the extent it determines such designation is consistent with the allocation principles, as described in "Advance Notice of Allocation of Taxable Income; Inclusion of Taxable Income in Dividend."

However, the IRS may assert that all or part of an Additional Dividend is a taxable dividend either in the taxable year in which the dividend or dividends to which the Additional Dividend relates was paid or in the taxable year in which the Additional Dividend is paid. Trust II will not be required to pay any additional amount if it is determined that its treatment of Additional Dividends was improper.

      Existing authorities, including the revenue ruling previously discussed (see "Advance Notice of Allocation of Taxable Income; Inclusion of Taxable Income in Dividend"), do not specifically address whether dividends (including possible Additional Dividends) that are paid following the close of a taxable year, but that are treated for tax purposes as derived from the income of such prior taxable year, are treated as dividends "paid" during such prior taxable year for purposes of determining each class's proportionate share of a particular type of income. Trust II currently intends to treat such dividends as having been "paid" in the prior taxable year for purposes of determining each class's proportionate share of a particular type of income with respect to such prior taxable year. Existing authorities also do not specifically address the allocation of taxable income among the dividends paid to holders of a class of shares during or with respect to a taxable year. It is possible that the IRS could disagree with the fund's position concerning the treatment of dividends paid after the close of a taxable year or with the fund's method of allocation, in which case the IRS could attempt to recharacterize a portion of the dividends paid to the holders of preferred shares and designated by the fund as Exempt-Interest Dividends as consisting instead of capital gains or other taxable income. If the IRS were to prevail with respect to any such attempted recharacterization, holders of preferred shares could be subject to tax on amounts so recharacterized and the fund could be subject to federal income and excise tax. In such event, no additional amounts (including Additional Dividends) would be paid by Trust II with respect to dividends so recharacterized to compensate for any additional tax owed by holders of preferred shares.

      If, in connection with the selection of a Long-Term Dividend Period, (i) Trust II provides that a Premium Call Period will follow a Non-Call Period,
(ii) based on all the facts and circumstances at the time of the designation of the Long-Term Dividend Period Trust II is more likely than not to redeem the Preferred Shares during the Premium Call Period, and (iii) the premium to be paid upon redemption during the Premium Call Period exceeds a reasonable penalty for early redemption, it is possible that the holders of preferred shares will be required to accrue such premium as a dividend (to the extent of Trust II's earnings and profits) over the term of the Non-Call Period. See "Dividends and Dividend Periods" and "Glossary -- Specific Redemption Provisions."

Glossary

      " 'AA' Composite Commercial Paper Rate" has the meaning specified on page B-36 of this Appendix B.

      "Additional Dividend" has the meaning set forth on page B-15 of this Appendix B.

      "Agent Member" means a designated member of the Securities Depository that will maintain records for a beneficial owner of one or more Preferred Shares.

      "Agreement and Declaration of Trust" means the Agreement and Declaration of Trust of Trust II, as amended from time to time.

      "Alternate Treasury Note Rate" has the meaning set forth on page B-39 of this Appendix B.


      "Applicable Dividend Rate" means the rate of dividend per annum that (i) except for a Dividend Period commencing during a Non-Payment Period will be equal to the lower of the rate of dividend per annum that the Remarketing Agent advises results on the Remarketing Date preceding the first day of such Dividend Period from implementation of the remarketing procedures set forth in the Bylaws and the Maximum Dividend Rate or (ii) for each Dividend Period commencing during a Non-Payment Period will be equal to the Non-Payment Period Rate.
      "Applicable Percentage" has the meaning described on page B-18 of this Appendix B.


      "Authorized Newspaper" means a newspaper of general circulation in the English language generally published on Business Days in The City of New York.

      "Business Day" means a day on which the New York Stock Exchange, Inc. is open for trading, and is not a day on which banks in The City of New York are authorized or obligated by law to close.

      "Bylaws" means the Bylaws of the relevant trust, as amended from time to time.

      "Cede" means Cede & Co., the nominee of DTC in whose name the Preferred Shares initially will be registered.

      "Closing Transaction" means the termination of a futures contract or option position by taking a position opposite thereto.

      "Code" means the Internal Revenue Code of 1986, as amended.

      "Commercial Paper Dealers" means Salomon Smith Barney Inc. and such other dealers as the fund may from time to time appoint or in, lieu of any thereof, their respective affiliates or successors.

      "Commission" means the Securities and Exchange Commission.

      "Cure Date" has the meaning set forth on page B-43 of this Appendix B.

      "Date of Original Issue" means, with respect to Preferred Merger Shares, the date on which the merger is consummated and, with respect to each other Preferred Share, the date on which it was originally issued.

      "Deposit Securities" has the meaning set forth on page B-43 of this Appendix B.

      "Discount Factor" means a Moody's Discount Factor or an S&P Discount Factor, as the case may be.

      "Discounted Value" means (i) with respect to an S&P Eligible Asset, the quotient of the Market Value thereof divided by the applicable S&P Discount Factor and (ii) with respect to a Moody's Eligible Asset, the lower of par and the quotient of the Market Value thereof divided by the applicable Moody's Discount Factor.

      "Dividend Payment Date" has the meaning set forth on page B-8 of this Appendix B.

      "Dividend Period" has the meaning set forth on page B-4 of this Appendix
B.

      "DTC" means The Depository Trust Company.

      "Exempt-Interest Dividend" has the meaning set forth on page B-19 of this Appendix B.

      "Gross-Up Tax Rate" has the meaning set forth on page B-16 of this Appendix B.

      A "holder" of Preferred Shares means, unless the context otherwise requires, a person who is listed in the records of the Paying Agent as the beneficial owner of one or more Preferred Shares.

      "Initial Dividend Payment Date" and "Initial Dividend Payment Dates" have the meanings set forth in the Bylaws of Trust II.

      "Initial Dividend Period" means, with respect to Preferred Merger Shares, the 28-day Dividend Period commencing on the Date of Original Issue thereof.

      "Initial Margin" means the amount of cash or securities deposited with a broker as a margin payment at the time of purchase or sale of a futures contract or an option thereon.

      "Interest Equivalent" means a yield on a 360-day basis of a discount basis security which is equal to the yield on an equivalent interest-bearing security.

      "IRS" means the Internal Revenue Service.

      "Kenny Index" has the meaning set forth on page B-38 of this Appendix B.

      "Long Term Dividend Period" has the meaning set forth on page B-4 of this Appendix B.

      "Mandatory Redemption" has the meaning set forth on page B-43 of this Appendix B.

      "Mandatory Redemption Price" has the meaning set forth on page B-43 of this Appendix B.

      "Marginal Tax Rate" means the maximum marginal regular federal individual income tax rate applicable to ordinary income or the maximum marginal regular federal corporate income tax rate, whichever is greater.

      "Maximum Dividend Rate" has the meaning set forth on page B-17 of this Appendix B.

      "Moody's" means Moody's Investors Service, Inc.

      "Moody's Discount Factor" means, for purposes of determining the Discounted Value of any Municipal Bond which constitutes a Moody's Eligible Asset, the percentage determined by reference to
(a) the rating by Moody's or S&P on such Municipal Bond and (b) the Moody's Exposure Period, in accordance with the table set forth below:

                                Rating Category

Moody's
  Exposure              Aaa(1)       Aa(1)        A(1)       Baa(1)       Other(2)  VMIG-1(1),(3)
  Period                                                                            VP-1+(4)
7 weeks or
  less                  151%        159%        168%         202%           229%    136%
8 weeks or less
  but greater
  than 7 weeks          154         164         173          205            235     137
9 weeks or less
  but greater
  than 8 weeks          158         169         179          209            242     138

(1)      Moody's rating.

(2) Municipal Bonds not rated by Moody's but rated BBB-, BBB or BBB+ by S&P.

(3) Municipal Bonds rated MIG-1, VMIG-1 or P-1 by Moody's, which do not mature or have a demand feature at par exercisable within the Moody's Exposure Period and which do not have a long-term rating. For the purpose of the definition of Moody's Eligible Assets, these securities will have an assumed rating of "A" by Moody's.

(4) Municipal Bonds rated SP-1+ or A-l+ by S&P which do not mature or have a demand feature at par exercisable within the Moody's Exposure Period and which do not have a long-term rating. For the purpose of the definition of Moody's Eligible Assets, these securities will have an assumed rating of "A" by Moody's.

      Notwithstanding the foregoing, (i) no Moody's Discount Factor will be applied to short-term Municipal Bonds, so long as such Municipal Bonds are rated at least MIG-1, VMIG-1 or P-1 by Moody's and mature or have a demand feature at par exercisable within the Moody's Exposure Period, and the Moody's Discount Factor for such Bonds will be 125% if such Bonds are not rated by Moody's but are rated A-1+ or SP-1+ or AA by S&P and mature or have a demand feature at par exercisable within the Moody's Exposure Period, and (ii) no Moody's Discount Factor will be applied to cash or to Receivables for Municipal Bonds Sold. "Receivables for Municipal Bonds Sold," for purposes of calculating Moody's Eligible Assets as of any Valuation Date, means the aggregate of the following: (i) the book value of receivables for Municipal Bonds sold as of or prior to such Valuation Date if such receivables are due within five Business Days of such Valuation Date, and if the trades which generated such receivables are (x) settled through clearing house firms with respect to which the fund has received prior written authorization from Moody's or (y) with counterparties having a Moody's long-term debt rating of at least Baa3; and (ii) the Discounted Value of Municipal Bonds sold (applying the relevant Moody's Discount Factor to such Bonds) as of or prior to such Valuation Date which generated such receivables, if such receivables are due within five Business Days of such Valuation Date but do not comply with either of conditions (x) or
(y) of the preceding clause (i).

      "Moody's Eligible Asset" means cash, Receivables for Municipal Bonds Sold, a short-term Municipal Bond rated VMIG-1, MIG-1 or P-1 by Moody's or SP-1+ or A-1+ by S&P or a Municipal Bond that (i) pays interest in cash; (ii) is publicly rated Baa or higher by Moody's or, if not rated by Moody's but rated by S&P, is rated at least BBB- by S&P (provided that, for purposes of determining the Moody's Discount Factor applicable to any such S&P-rated Municipal Bond, such Municipal Bond (excluding any short-term Municipal Bond and any Municipal Bond rated BBB-, BBB or

BBB+) will be deemed to have a Moody's rating which is one full rating category lower than its S&P rating); (iii) does not have its Moody's rating suspended by Moody's; and (iv) is part of an issue of Municipal Bonds of at least $10,000,000. In addition, Municipal Bonds in the fund's portfolio will be included as Moody's Eligible Assets only to the extent they meet the following diversification requirements:

                                                   Maximum State
                  Minimum           Maximum        or Territory
                Issue Size        Underlying       Concentration
   Rating      ($ Millions)     Obligor (%)(1)       (%)(1)(3)
-----------   --------------   ----------------   --------------
Aaa                10                100               100
Aa                 10                 20                60
A                  10                 10                40
Baa                10                  6                20
Other (2)          10                  4                12

(1) The referenced percentages represent maximum cumulative totals for the related rating category and each lower rating category.

(2)  Municipal Bonds not rated by Moody's but rated BBB-, BBB or BBB+ by S&P.

(3) Territorial bonds (other than those issued by Puerto Rico and counted collectively) of any territory are limited to 10% of Moody's Eligible Assets.

     For purposes of the maximum underlying obligor requirement described above, any such Bond backed by a guaranty, letter of credit or insurance issued by a third party will be deemed to be issued by such third party if the issuance of such third party credit is the sole determinant of the rating on such Bond.

     When the fund sells a Municipal Bond and agrees to repurchase it at a future date, such Bond will constitute a Moody's Eligible Asset and the amount the fund is required to pay upon repurchase of such Bond will count as a liability for purposes of calculating the Preferred Shares Basic Maintenance Amount. When the fund purchases a Municipal Bond and agrees to sell it at a future date to another party, cash receivable by the fund in connection therewith will constitute a Moody's Eligible Asset if the long-term debt of such other party is rated at least A2 by Moody's and such agreement has a term of 30 days or less; otherwise such Bond will constitute a Moody's Eligible Asset.

      Notwithstanding the foregoing, an asset will not be considered a Moody's Eligible Asset if it is (i) held in a margin account, (ii) subject to any material lien, mortgage, pledge, security interest or security agreement of any kind, (iii) held for the purchase of a security pursuant to a Forward Commitment or (iv) irrevocably deposited by the fund for the payment of dividends or redemption.

      "Moody's Exposure Period" means the period commencing on and including a given Valuation Date and ending 48 days thereafter.

      "Moody's Volatility Factor" means 302% as long as there has not been enacted an increase to the Marginal Tax Rate. If an increase is enacted to the Marginal Tax Rate but not yet implemented, the Moody's Volatility Factor shall be as follows:

    % Change in             Moody's
 Marginal Tax Rate     Volatility Factor
-------------------   ------------------
< 5%                          323%
> 5% but < 10%                347%
> 10% but < 15%               373%
> 15% but < 20%               402%
> 20% but < 25%               436%
> 25% but < 30%               474%
> 30% but < 35%               518%
> 35% but < 40%               570%

      Notwithstanding the foregoing, the Moody's Volatility Factor may mean such other potential dividend rate increase factor as Moody's advises the fund in writing is applicable.

      "Municipal Index" means The Bond Buyer Municipal Bond Index.

      "1940 Act" means the Investment Company Act of 1940 as amended.

      "1940 Act Cure Date" has the meaning set forth on page B-43 of this Appendix B.

      "1940 Act Preferred Shares Asset Coverage" has the meaning set forth on page B-54 of this Appendix B.

      "Non-Call Period" has the meaning described under "Specific Redemption Provisions" below.

      "Non-Payment Period" has the meaning set forth on page B-11 of this Appendix B.

      "Non-Payment Period Rate" has the meaning set forth on page B-12 of this Appendix B.

      "Notice of Redemption" has the meaning set forth on page B-45 of this Appendix B.

      "Notice of Revocation" has the meaning set forth on page B-7 of this Appendix B.

      "Notice of Special Dividend Period" has the meaning set forth in the Bylaws of Trust II.

      "Optional Redemption Price" has the meaning set forth on page B-42 of this Appendix B.


      "Paying Agent" means Banker's Trust Company, or any successor company or entity, which has entered into a Paying Agent Agreement with the fund to act, among other things, as the transfer agent, registrar, dividend and redemption price disbursing agent, settlement agent and agent for certain notifi-cations for the fund in connection with the Preferred Shares in accordance with such agreement.

      "Paying Agent Agreement" has the meaning set forth on page B-22 of this Appendix B.

      "Preferred Shares" has the meaning set forth on page B-1 of this Appendix
B.

      "Premium Call Period" has the meaning specified on page B-12 of this Appendix B.

      "Preferred Shares Basic Maintenance Amount," as of any Valuation Date, means the dollar amount equal to (i) the sum of (A) the product of the number of Preferred Shares outstanding on such Valuation Date multiplied by the sum of
(a) $50,000 and (b) any applicable redemption premium per share attributable to the designation of a Premium Call Period; (B) the aggregate amount of cash dividends (whether or not earned or declared) that will have accumulated for each Preferred Share outstanding, in each case, to (but not including) the end of the Dividend Period for Preferred Shares in which such Valuation Date occurs or to (but not including) the 49th day after such Valuation Date, whichever is sooner; (C) the aggregate amount of cash dividends that would accumulate at the Maximum Dividend Rate applicable to a Dividend Period of 28 days on any Preferred Shares outstanding from the end of such Dividend Period through the 49th day after such Valuation Date, multiplied by the larger of the Moody's Volatility Factor and the S&P Volatility Factor, determined from time to time by Moody's and S&P, respectively (except that if such Valuation Date occurs during a Non-Payment Period, the cash dividend for purposes of calculation would accumulate at the then current Non-Payment Period Rate); (D) the amount of anticipated expenses of the fund for the 90 days subsequent to such Valuation Date; (E) the amount of the fund's Maximum Potential Additional Dividend Liability as of such Valuation Date; and (F) any current liabilities as of such Valuation Date to the extent not reflected in any of (i) (A) through (i) (E) (including, without limitation, any amounts due and payable by the fund pursuant to repurchase agreements and any payables for Municipal Bonds purchased as of such Valuation Date) less (ii) either (A) the Discounted Value of any of the fund's assets, or (B) the face value of any of the fund's assets if such assets mature prior to or on the date of redemption of Preferred Shares or payment of a liability and are either securities issued or guaranteed by the U.S. Government or, with respect to Moody's, have a rating assigned by Moody's of at least Aaa, P-1, VMIG-1 or MIG-1 and, with respect to S&P, have a rating assigned by S&P of at least AAA, SP-1+ or A-l+, in both cases irrevocably deposited by the fund for the payment of the amount needed to redeem Preferred Shares subject to redemption or any of (i) (B) through (i)
(F).

      "Preferred Shares Basic Maintenance Cure Date," with respect to the failure by the fund to satisfy the Preferred Shares Basic Maintenance Amount as of a given Valuation Date, means the sixth Business Day following such Valuation Date.

      "Receivables for Municipal Bonds Sold," for purposes of determining Moody's Eligible Assets and S&P Eligible Assets, has the meaning set forth on page B-64 of this Appendix B.

      A "record holder" of Preferred Shares shall mean the Securities Depository or its nominee or such other person or persons listed in the share transfer books of the fund as the registered holder of one or more Preferred Shares.

      "Reference Rate" has the meaning set forth on page B-17 of this Appendix
B.

      "Remarketing" means each periodic operation of the process for remarketing Preferred Shares, as described in this Appendix B.

      "Remarketing Agent" means Salomon Smith Barney Inc. and Merrill, Lynch, Pierce, Fenner & Smith Incorporated and any additional or successor companies or entities which have entered into an agreement with the fund to follow the remarketing procedures for the purposes of determining the Applicable Dividend Rate.

      "Remarketing Agreement" has the meaning set forth on page B-27 of this Appendix B.

      "Remarketing Date" means any date on which (i) each holder of Preferred Shares must provide to the Remarketing Agent irrevocable telephonic notice of intent to tender shares in a Remarketing, and (ii) the Remarketing Agent (a) determines the Applicable Dividend Rate for the ensuing Dividend Period, (b) notifies holders, purchasers and tendering holders of Preferred Shares by telephone, telex or otherwise of the results of the Remarketing and (c) announces the Applicable Dividend Rate.

      "Request for Special Dividend Period" has the meaning set forth on page B-5 of this Appendix B.

      "Response" has the meaning set forth on page B-6 of this Appendix B.

      "Retroactive Taxable Allocation" has the meaning set forth on page B-16 of this Appendix B.

      "S&P" means Standard & Poor's Ratings Group.

      "S&P Discount Factor" means, for purposes of determining the Discounted Value of any Municipal Bond which constitutes an S&P Eligible Asset, the percentage determined by reference to (a) the rating by S&P or Moody's on such Municipal Bond and (b) the S&P Exposure Period, in accordance with the table set forth below:

                              S&P Rating Category
                        --------------------------------
S&P Exposure Period     AAA       AA        A      BBB
40 Business Days        190%     195%     210%     250%
22 Business Days        170      175      190      230
10 Business Days        155      160      175      215
7  Business Days        150      155      170      210
3  Business Days        130      135      150      190

      Notwithstanding the foregoing, (i) the S&P Discount Factor for short-term Municipal Bonds will be 115%, so long as such Municipal Bonds are rated A-1+ or SP-1+ by S&P and mature or have a demand feature exercisable in 30 days or less, or 125% if such Municipal Bonds are not rated by S&P but are rated VMIG-1, P-1 or MIG-1 by Moody's and such short-term Municipal Bonds referred to in this clause (i) shall qualify as S&P Eligible Assets; provided, however, such short-term Municipal Bonds rated by Moody's but not rated by S&P having a demand feature exercisable in 30 days or less must be backed by a letter of credit, liquidity facility or guarantee from a bank or other financial institution having a short-term rating of at least A-1+ from S&P; and further provided that such short-term Municipal Bonds rated by Moody's but not rated by S&P may comprise no more than 50% of short-term Municipal Bonds that qualify as S&P Eligible Assets and (ii) no S&P Discount Factor will be applied to cash or to Receivables for Municipal Bonds Sold. "Receivables for Municipal Bonds Sold," for purposes of calculating S&P Eligible Assets as of any Valuation Date, means the book value of receivables for Municipal Bonds sold as of or prior to such Valuation Date if such receivables are due within five Business Days of such Valuation Date. For purposes of the foregoing, Anticipation Notes rated SP-1+ or, if not rated by S&P, rated VMIG-1 by Moody's, whether or not they mature or have a demand feature exercisable in 30 days and which do not have a long-term rating, shall be considered to be short-term Municipal Bonds and shall qualify as S&P Eligible Assets.

      "S&P Eligible Asset" means cash, Receivables for Municipal Bonds Sold or a Municipal Bond that (i) is issued by any of the 50 states, any territory or possession of the United States, the District of Columbia, and any political subdivision, instrumentality, county, city, town, village, school district or agency (such as authorities and special districts created by the states) of any of the foregoing and certain federally sponsored agencies such as local housing authorities; (ii) is interest bearing and pays interest at least semi-annually;
(iii) is payable with respect to principal and interest in U.S. Dollars; (iv) is publicly rated BBB or higher by S&P or, except in the case of Anticipation Notes that are grant anticipation notes or bond anticipation notes which must be rated by S&P to be included in S&P Eligible Assets, if not rated by S&P but rated by Moody's, is rated at least A by Moody's (provided that such Moody's-rated Municipal Bonds will be included in S&P Eligible Assets only to the extent the Market Value of such Municipal Bonds does not exceed 50% of the aggregate Market Value of the S&P Eligible Assets; and further provided that, for purposes of determining the S&P Discount Factor applicable to any such Moody's-rated Municipal Bond, such Municipal Bond will be deemed to have an S&P rating which is one full rating category lower than its Moody's rating); (v) is not part of a private placement of Municipal Bonds; and (vi) is part of an issue of Municipal Bonds with an original issue size of at least $20 million or, if of an issue with an original issue size below $20 million (but in no event below $10 million), is issued by an issuer with a total of at least $50 million of securities outstanding. Notwithstanding the foregoing:

(1) Municipal Bonds of any one issuer will be considered S&P Eligible Assets only to the extent the Market Value of such Municipal Bonds does not exceed 10% of the aggregate Market Value of the S&P Eligible Assets, provided that 2% is added to the applicable S&P Discount Factor for every 1% by which the Market Value of such Municipal Bonds exceeds 5% of the aggregate Market Value of the S&P Eligible Assets; and

(2) Municipal Bonds issued by issuers in any one state or territory will be considered S&P Eligible Assets only to the extent the Market Value of such Municipal Bonds does not exceed 20% of the aggregate Market Value of S&P Eligible Assets.

     "S&P Exposure Period" means the maximum period of time following a Valuation Date, including the Valuation Date and the Preferred Shares Basic Maintenance Cure Date, that the fund has to cure any failure to maintain, as of such Valuation Date, a Discounted Value of its portfolio at least equal to the Preferred Shares Basic Maintenance Amount.

     "S&P Volatility Factor" means, depending on the applicable Reference Rate, the following:

                    Reference Rate
-------------------------------------------------------
Taxable Equivalent of the Short-Term Municipal
  Bond Rate                                       277%
30-day "AA" Composite Commercial Paper Rate       228%
60-day "AA" Composite Commercial Paper Rate       228%
90-day "AA" Composite Commercial Paper Rate       222%
120-day "AA" Composite Commercial Paper Rate      222%
180-day "AA" Composite Commercial Paper Rate      217%
1-year U.S. Treasury Bill Rate                    198%
2-year U.S. Treasury Note Rate                    185%
3-year U.S. Treasury Note Rate                    178%
4-year U.S. Treasury Note Rate                    171%
5-year U.S. Treasury Note Rate                    169%

      Notwithstanding the foregoing, the S&P Volatility Factor may mean such other potential dividend rate increase factor as S&P advises the Trust in writing is applicable.

      "Securities Depository" means DTC or any successor company or other entity selected by the fund as securities depository for Preferred Shares that agrees to follow the procedures required to be followed by such securities depository in connection with the Preferred Shares.

      "Settlement Date" means the first Business Day after a Remarketing Date applicable to a Preferred Share.

      "Short Term Dividend Period" has the meaning set forth on page B-4 of this Appendix B.

      "Special Dividend" has the meaning set forth on page B-17 of this Appendix B.

      "Special Dividend Period" means a Dividend Period established by the fund for Preferred Shares as described on page B-4 of this Appendix B.

      "Specific Redemption Provisions" means, with respect to a Special Dividend Period of 365 or more days, either, or any combination of the designation of (i) a period (a "Non-Call Period") determined by the Trustees, after consultation with the Remarketing Agent, during which the Preferred Shares subject to such Dividend Period shall not be subject to redemption at the option of the fund and (ii) a period (a "Premium Call Period") consisting of a number of whole years and determined by the Trustees, after consultation with the Remarketing Agent, during each year of which the Preferred Shares subject to such Dividend Period shall be redeemable at the Trust's option at a price per share equal to $50,000 plus accumulated but unpaid dividends plus an applicable premium, as determined by the Trustees after consultation with the Remarketing Agent.

      "Substitute Commercial Paper Dealers" means such substitute commercial paper dealers as the fund may from time to time appoint or, in lieu of any thereof, their respective affiliates or successors.

      "Substitute Rating Agency" and "Substitute Rating Agencies" shall mean a nationally recognized statistical rating organization or two nationally recognized statistical rating organizations selected by the fund to act as the substitute rating agency or substitute rating agencies, as the case may be, to determine the credit ratings of the Preferred Shares.

      "Taxable Equivalent of the Short-Term Municipal Bond Rate" has the meaning set forth in the Bylaws of the Trust.

      "Tender and Dividend Reset" means the process pursuant to which Preferred Shares may be tendered in a Remarketing or held and become subject to the new Applicable Dividend Rate determined by the Remarketing Agent in such Remarketing.

      "Treasury Bonds" means U.S. Treasury Bonds with remaining maturities of ten years or more.

      "Trustees" means the Trustees of the fund.

      "28-day Dividend Period" has the meaning set forth on page B-4 of this Appendix B.

      "U.S. Treasury Bill Rate" has the meaning set forth on page B-39 of this Appendix B.

      "U.S. Treasury Note Rate" has the meaning set forth on page B-39 of this Appendix B.

      "Valuation Date" means, for purposes of determining whether the fund is maintaining the Preferred Shares Basic Maintenance Amount, each Business Day commencing with the Date of Original Issue.

                                                                    EXHIBIT B-1

NORMAL SCHEDULE FOR REMARKETING PREFERRED SHARES

The normal schedule for remarketing Preferred Shares is described below. As described in this Appendix B, the events occurring on each day of a normal remarketing schedule are subject to change in the event that certain days are not Business Days. All references herein to a particular time of day shall be to New York City time.

Remarketing Date

9:00 a.m.         Deadline for the Remarketing Agent to make
                  available to holders of Preferred Shares non-binding
                  indications of Applicable Dividend Rate for the next
                  succeeding 28-day Dividend Period or, if applicable,
                  Special Dividend Period.

12:00 noon        Deadline for each holder of Preferred Shares to
                  provide to the Remarketing Agent irrevocable
                  telephonic notice of intent to tender Preferred
                  Shares for sale in the current Remarketing.
                  Remarketing of tendered shares of Preferred Shares
                  formally commences.

3:00 p.m.         Deadline for completion of Remarketing. The
                  Remarketing Agent determines the Applicable
                  Dividend Rate for the Dividend Period.

3:30 p.m.         The Remarketing Agent notifies holders, purchasers
                  and tendering holders of Preferred Shares by
                  telephone, telex or otherwise of the results of the
                  Remarketing. Applicable Dividend Rate is announced.

Settlement Date   Dividend Period begins. In addition, Preferred Shares
                  which have been tendered and sold in a
                  Remarketing are delivered against payment through
                  the Securities Depository.

                                                                    EXHIBIT B-2

                          RATING AGENCY REQUIREMENTS

This Exhibit sets out certain procedures from the Bylaws of the fund containing conditions determined by S&P and Moody's which the fund must meet in order to maintain its AAA/"aaa" rating. Generally, these requirements. among other things, impose limitations on the securities in which the fund may invest (and the amount of its portfolio which may be invested in various types of securities and securities of various issuers), limit the fund's use of futures, options and forward commitments and may require the fund to redeem Preferred Shares. Any capitalized terms used in this Exhibit but not defined herein are defined elsewhere in this Appendix B.

                                  DEFINITIONS

"Anticipation Notes" shall mean the following Municipal Bonds: revenue anticipation notes, tax anticipation notes, tax and revenue anticipation notes, grant anticipation notes and bond anticipation notes.

"Deposit Securities" means cash and Municipal Bonds rated at least AAA, A-1+ or SP-1+ by S&P.


"Independent Accountant" means a nationally recognized accountant or firm of accountants that is, with respect to the fund, an independent public accountant or firm of independent public accountants under the Securities Act of 1933, as amended.


"Initial Margin" means the amount of cash or securities deposited with a broker as a margin payment at the time of purchase or sale of a futures contract or an option thereon.

"Market Value" of any asset of the fund means the market value thereof determined by the Pricing Service. The Market Value of any asset shall include any interest accrued thereon. The Pricing Service shall value portfolio securities at the mean between the quoted bid and asked price or the yield equivalent when quotations are readily available. Securities for which quotations are not readily available shall be valued at fair value as determined by the Pricing Service using methods which include consideration of: yields or prices of municipal bonds of comparable quality, type of issue, coupon, maturity and rating; indications as to value from dealers; and general market conditions. The Pricing Service may employ electronic data processing techniques and/or a matrix system to determine valuations. In the event the Pricing Service is unable to value a security, the security shall be valued at the lower of two dealer bids obtained by the fund from dealers who are members of the National Association of Securities Dealers, Inc. and make a market in the security, at least one of which shall be in writing. Futures contracts and options are valued at closing prices for such instruments established by the exchange or board of trade on which they are traded, or if market quotations are not readily available, are valued at fair value on a consistent basis using methods determined in good faith by the Trustees.

"Maximum Potential Additional Dividend Liability," as of any Valuation Date, means the aggregate amount of Additional Dividends that would be payable with respect to the Preferred Shares if the fund were to make Retroactive Taxable Allocation, with respect to any fiscal year, estimated based upon dividends paid and the amount of undistributed realized net capital gain and other income subject to regular federal income tax earned by the fund as of the end of the calendar month immediately preceding such Valuation Date and assuming such Additional Dividends are fully taxable.


"Moody's Hedging Transaction" has the meaning described on page B-89 of this Appendix B.


"Preferred Shares Basic Maintenance Report" means a report signed by the President, Treasurer or any Executive Vice President or Vice President of the fund which sets forth, as of the related Valuation Date, the assets of the fund, the Market Value and the Discounted Value thereof (seriatim and in the aggregate), and the Preferred Shares Basic Maintenance Amount.

"Pricing Service" means Muller Investdata Corp., or any successor company or entity, or any other entity designated from time to time by the Trustees. Notwithstanding the foregoing, the Trustees will not designate a new Pricing Service unless the fund has received a written confirmation from Moody's and S&P that such action would not impair the ratings then assigned by Moody's and S&P to Preferred Shares.

"Quarterly Valuation Date" means the last Business Day of each fiscal quarter of the fund in each fiscal year of the fund.

"S&P Hedging Transactions" has the meaning described below.

"Variation Margin" means, in connection with an outstanding futures contract or option thereon owned or sold by the fund, the amount of cash or securities paid to or received from a broker (subsequent to the Initial Margin payment) from time to time as the price of such futures contract or option fluctuates.

  The Trustees may, without the vote or consent of the holders of Preferred Shares, from time to time amend, alter or repeal certain of the foregoing definitions (or definitions of other terms contained in the fund's Bylaws) and any such amendment, alteration or repeal will be deemed not to affect the preferences, rights or powers of Preferred Shares or the holders thereof, provided the Trustees receive written confirmation from both Moody's and S&P that any such amendment, alteration or repeal would not impair the ratings then assigned to Preferred Shares by the rating agency providing such confirmation.

                   PREFERRED SHARES BASIC MAINTENANCE AMOUNT

      Basic Requirement. The fund shall maintain, on each Valuation Date, and shall verify to its satisfaction that it is maintaining on such Valuation Date, S&P Eligible Assets having an aggregate Discounted Value equal to or greater than the Preferred Shares Basic Maintenance Amount and Moody's Eligible Assets having an aggregate Discounted Value equal to or greater than the Preferred Shares Basic Maintenance Amount. Upon any failure to maintain the required Discounted Value, the fund will use its best efforts to alter the composition of its portfolio to reattain the Preferred Shares Basic Maintenance Amount on or prior to the Preferred Shares Basic Maintenance Cure Date. If, on any Valuation Date, the fund shall have Moody's Eligible Assets with a Discounted Value which exceeds the Preferred Shares Basic Maintenance Amount by not more than 5%, the Adviser shall not alter the composition of the fund's portfolio unless it determines that such action will not cause the fund to have Moody's Eligible Assets with a Discounted Value less than the Preferred Shares Basic Maintenance Amount.

      Reporting Requirements. The fund will deliver a Preferred Shares Basic Maintenance Report to the Remarketing Agent, the Paying Agent, Moody's and S&P as of (i) each Quarterly Valuation Date, (ii) the first day of a Special Dividend Period, and (iii) any other time when specifically requested by either Moody's or S&P, in each case at or before 5:00 p.m., New York City time, on the third Business Day after such day.

      At or before 5:00 p.m., New York City time, on the third Business Day after a Valuation Date on which the fund fails to maintain Moody's Eligible Assets or S&P Eligible Assets, as the case may be, with an aggregate Discounted Value which exceeds the Preferred Shares Basic Maintenance Amount by 5% or more or to satisfy the Preferred Shares Basic Maintenance Amount, the fund shall complete and deliver to the Remarketing Agent, the Paying Agent, Moody's and S&P a Preferred Shares Basic Maintenance Report as of the date of such failure.

      At or before 5:00 p.m., New York City time, on the third Business Day after a Valuation Date on which the fund cures any failure to satisfy the Preferred Shares Basic Maintenance Amount, the fund shall complete and deliver to the Remarketing Agent, the Paying Agent, Moody's and S&P a Preferred Shares Basic Maintenance Report as of the date of such cure.

      A Preferred Shares Basic Maintenance Report or Accountant's Confirmation will be deemed to have been delivered to the Remarketing Agent, the Paying Agent, Moody's and S&P if the Remarketing Agent, the Paying Agent, Moody's and S&P receive a copy or telecopy, telex or other electronic transcription thereof and on the same day the fund mails to the Remarketing Agent, the Paying Agent, Moody's and S&P for delivery on the next Business Day the full Preferred Shares Basic Maintenance Report. A failure by the fund to deliver a Preferred Shares Basic Maintenance Report shall be deemed to be delivery of a Preferred Shares Basic Maintenance Report indicating that the Discounted Value for all assets of the fund is less than the Preferred Shares Basic Maintenance Amount, as of the relevant Valuation Date.

      Whenever the fund delivers a Preferred Shares Basic Maintenance Report to S&P as described above, it shall also deliver a Certificate of Minimum Liquidity to the Remarketing Agent and the Paying Agent.

      Within ten Business Days after the date of delivery to the Remarketing Agent, the Paying Agent, S&P and Moody's of a Preferred Shares Basic Maintenance Report relating to a Quarterly Valuation Date, the Independent Accountant will confirm in writing to the Remarketing Agent, the Paying Agent, S&P and Moody's (i) the mathematical accuracy of the calculations reflected in such Report (and in any other

Preferred Shares Basic Maintenance Report, randomly selected by the Independent Accountant, that was delivered by the fund during the quarter ending on such Quarterly Valuation Date); (ii) that, in such Report (and in such randomly selected Report), (a) the fund determined in accordance with the Bylaws whether the fund had, at such Quarterly Valuation Date (and at the Valuation Date addressed in such randomly selected Report), S&P Eligible Assets with an aggregate Discounted Value at least equal to the Preferred Shares Basic Maintenance Amount and Moody's Eligible Assets with an aggregate Discounted Value at least equal to the Preferred Shares Basic Maintenance Amount, and (b) it has obtained confirmation from the Pricing Service that the Market Value of portfolio securities as determined by the Pricing Service equals the mean between the quoted bid and asked prices or the yield equivalent (when quotations are readily available); (iii) that the fund has excluded from the Preferred Shares Basic Maintenance Report assets not qualifying as Eligible Assets; and (iv) with respect to such confirmation to Moody's, that the fund has satisfied the requirements described below imposed by Moody's with respect to transactions in options, futures and forward commitments as of the Quarterly Valuation Date (and at the Valuation Date addressed in such randomly selected Report) (such confirmation is herein called the "Accountant's Confirmation"). In preparing the Accountant's Confirmation, the Independent Accountant shall be entitled to rely, without further investigation, on such interpretations of law by the fund as may have been necessary for the fund to perform the computations contained in the Preferred Shares Basic Maintenance Report.

      Within ten Business Days after the date of delivery to the Remarketing Agent, the Paying Agent, S&P and Moody's of a Preferred Shares Basic Maintenance Report relating to any Valuation Date on which the fund failed to satisfy the Preferred Shares Basic Maintenance Amount, the Independent

Accountant will provide to the Remarketing Agent, the Paying Agent, S&P and Moody's an Accountant's Confirmation as to such Preferred Shares Basic Maintenance Report.

      Within ten Business Days after the date of delivery to the Remarketing Agent, the Paying Agent, S&P and Moody's of a Preferred Shares Basic Maintenance Report relating to any Valuation Date on which the fund cured any failure to satisfy the Preferred Shares Basic Maintenance Amount, the Independent Accountant will provide to the Remarketing Agent, the Paying Agent, S&P and Moody's an Accountant's Confirmation as to such Preferred Shares Basic Maintenance Report.

      If any Accountant's Confirmation delivered as required above shows that an error was made in the Preferred Shares Basic Maintenance Report for a particular Valuation Date for which such Accountant's Confirmation was required to be delivered, or shows that a lower aggregate Discounted Value for the aggregate of all S&P Eligible Assets or Moody's Eligible Assets, as the case may be, of the fund was determined by the Independent Accountant, the calculation or determination made by such Independent Accountant shall be final and conclusive and shall be binding on the fund, and the fund shall accordingly amend and deliver the Preferred Shares Basic Maintenance Report to the Remarketing Agent, the Paying Agent, S&P and Moody's promptly following receipt by the fund of such Accountant's Confirmation.

      At or before 5:00 p.m., New York City time, on the first Business Day after the Date of Original Issue of the Preferred Shares, the fund will complete and deliver to Moody's and S&P a Preferred Shares Basic Maintenance Report as of the close of business on such Date of Original Issue. Within five Business Days of such Date of Original Issue, the Independent Accountant will provide to Moody's and S&P an Accountant's Confirmation as to such Preferred Shares Basic Maintenance Report.

      At or before 5:00 p.m., New York City time, on the first Business Day following any date on which the fund repurchases any outstanding Common Shares, the fund will complete and deliver to Moody's and S&P a Preferred Shares Basic Maintenance Report as of the close of business on the date of the repurchase.

                       FUTURES AND OPTIONS TRANSACTIONS;
                               FORWARD CONTRACTS

      S&P Guidelines. For so long as any Preferred Shares are rated by S&P, the fund will not purchase or sell futures contracts, write, purchase or sell options on futures contracts or write put options (except covered put options) or call options (except covered call options) on portfolio securities unless it receives written confirmation from S&P that engaging in such transactions will not impair the rating then assigned to the Preferred Shares by S&P, except that the fund may purchase or sell futures contracts based on the Municipal Index or on U.S. Treasury Bonds, Bills or Notes ("Treasury Futures") and write, purchase or sell put and call options on such contracts (collectively "S&P Hedging Transactions"), subject to the following limitations:

     (A) the fund will not engage in any S&P Hedging Transaction based on the Municipal Index (other than transactions which terminate a futures contract or option held by the fund by the fund's taking an opposite position thereto ("Closing Transactions")), which would cause the fund at the time of such transaction to own or have sold (1) 1,001 or more outstanding futures contracts based on the Municipal Index, (2) outstanding futures contracts based on the Municipal Index exceeding in number 25% of the quotient of the Market Value of the fund's total assets divided by $100,000 or (3) outstanding futures contracts based on the Municipal Index exceeding in number 10% of the average daily open interest in futures contracts based on the Municipal Index in the thirty days preceding the time of effecting such transaction as reported by The Wall Street Journal;

     (B) the fund will not engage in any S&P Hedging Transaction based on Treasury Futures (other than Closing Transactions) which would cause the fund at the time of such transaction to own or have sold (1) outstanding futures contracts based on Treasury Futures exceeding in number 50% of the quotient of the Market Value of the fund's total assets divided by $100,000 ($200,000 in the case of futures on the two-year Treasury Note and $1,000,000 in the case of futures on Treasury Bills) or (2) outstanding futures contracts based on a particular Treasury instrument exceeding in number 10% of the average daily open interest in such futures contracts in the thirty days preceding the time of effecting such transaction as reported by The Wall Street Journal;

     (C) the fund will engage in Closing Transactions to close out any outstanding futures contracts which the fund owns or has sold or any outstanding option thereon owned by the fund in the event (i) the fund does not have S&P Eligible Assets with an aggregate Discounted Value equal to or greater than the Preferred Shares Basic Maintenance Amount on two consecutive Valuation Dates, and (ii) the fund is required to pay Variation Margin on the second such Valuation Date; and

     (D) when the fund engages in an S&P Hedging Transaction it will maintain an amount of cash, cash equivalents or short-term money market securities or longer-term, fixed-income obligations rated, in the case of longer-term securities, at least A in a segre-gated account with the fund's custodian, so that the amount so segregated plus the amount of Initial Margin and Variation Margin held in the account of or on behalf of the fund's broker with respect to such futures contract or option equals the following: Writing covered call options on futures: the higher of the Market Value of the instruments underlying the options contract or the strike price of the options contract. Writing covered put options on futures: the strike price of the options contract. Buying futures: the fund's purchase obligation under the futures contract. Selling futures: the higher of the Market Value of the instruments or index underlying the futures contract and the market price at which the futures will settle at expiration.

     For purposes of determining whether the fund has S&P Eligible Assets with a Discounted Value that equals or exceeds the Preferred Shares Basic Maintenance Amount, amounts deposited as Initial Margin and, for futures contracts only, Variation Margin shall not constitute S&P Eligible Assets and securities held in the segregated account contemplated by paragraph (D) above shall have the following Discount Factors. Writing covered call options on futures: The Discounted Value of segregated securities is equal to the lower of the strike price of the option or the Discounted Value of the segregated securities. Writing covered put options on futures: The Discounted Value of segregated securities is equal to the lower of the Discounted Value of the segregated securities and the fund's purchase obligation. Futures: The Discounted Value of segregated securities is determined by reference to the S&P Exposure Period from the date of calculation to the contract expiration date.

     Moody's Guidelines. For so long as any Preferred Shares are rated by Moody's, the fund will not buy or sell futures contracts, write, purchase or sell put or call options on futures contracts or write put or call options (except covered call or put options) on portfolio securities unless it receives written confirmation from Moody's that engaging in such transactions would not impair the rating then assigned to the Preferred Shares by Moody's, except that the fund may purchase or sell exchange-traded futures contracts based on the Municipal Index or Treasury Futures and purchase, write or sell exchange-traded put options on such futures contracts and purchase, write or sell exchange-traded call options on such futures contracts (collectively "Moody's Hedging Transactions"), subject to the following limitations:

     (A) the fund will not engage in any Moody's Hedging Transaction based on the Municipal Index (other than Closing Transactions) which would cause the fund at the time of such transaction to own or have sold outstanding futures contracts based on the Municipal Index exceeding in number 10% of the average number of daily traded futures contracts based on the Municipal Index in the thirty days preceding the time of effecting such transaction as reported by The Wall Street Journal

     (B) the fund will engage in Closing Transactions to close out any outstanding futures contracts based on the Municipal Index if the amount of open interest in the Municipal Index as reported by The Wall Street Journal is less than 5,000;

     (C) the fund will not enter into an option or futures transaction unless, after giving effect thereto, the fund would continue to have Moody's Eligible Assets with an aggregate Discounted Value equal to or greater than the Preferred Shares Basic Maintenance Amount; and

     (D) when the fund engages in a Moody's Hedging Transaction, it will maintain an amount of cash, cash equivalents or short-term, money market securities or longer term fixed income obligations rated, in the case of longer term obligations, at least A2 in a segregated account with the fund's custodian, so that the amount so segregated plus the amount of Initial Margin and Variation Margin held in the account of or on behalf of the fund's broker with respect to such futures contract or option equals the following: Writing covered call options on futures: the higher of the Market Value of the instruments underlying the options contract or the strike price of the options contract. Writing covered put options: the strike price of the options contract. Buying futures: the fund's purchase obligation under the futures contract. Selling futures: the higher of the Market Value of the instruments or index underlying the futures contract and the price at which the futures contract will settle at expiration.

      For purposes of determining whether the fund has Moody's Eligible Assets with an aggregate Discounted Value that equals or exceeds the Preferred Shares Basic Maintenance Amount, the Discounted Value of Moody's Eligible Assets which the fund is obligated to deliver or receive pursuant to an outstanding futures contract or option shall be as follows (unless the fund receives written confirmation to the contrary from Moody's): (i) assets subject to call options written by the fund which are either exchange-traded and "readily reversible" or which expire within 48 days after the date as of which such valuation is made shall be valued at the lesser of (a) Discounted Value and (b) the exercise price of the call option written by the fund; (ii) assets subject to call options written by the fund not meeting the requirements of clause (i) of this sentence shall have no value; and (iii) assets subject to put options written by the fund shall be valued at the lesser of (a) the exercise price and (b) the Discounted Value of such security.

      For purposes of determining whether the fund has Moody's Eligible Assets with an aggregate Discounted Value that equals or exceeds the Preferred Shares Basic Maintenance Amount, the following amounts shall be added to the Preferred Shares Basic Maintenance Amount required to be maintained by the fund (unless the fund receives written confirmation to the contrary from Moody's): (i) 10% of the exercise price of a written call option; (ii) the exercise price of any written put option; (iii) where the fund is the seller under a futures contract which does not settle in cash, 10% of the settlement price of the futures contract; (iv) where the fund is the purchaser under a futures contract, which does not settle in cash, 10% of the settlement price of assets to be purchased under such futures contract; (v) the settlement price of the underlying futures contract if the fund writes put options on a futures contract; and (vi) 105% of the Market Value of the underlying futures contracts if the fund writes call options on futures contracts and does not own the underlying contract.

      For so long as any Preferred Shares are rated by Moody's, the fund will not enter into any contract to purchase securities for a fixed price at a future date beyond customary settlement time (other than such contracts that constitute Moody's Hedging Transactions that are permitted above) unless it receives written confirmation from Moody's that engaging in such transactions would not impair the rating then assigned to the Preferred Shares by Moody's except that the fund may enter into such contracts to purchase newly-issued securities on the date such securities are issued ("Forward Commitments"), subject to the following limitations:

     (A) the fund will maintain in a segregated account with its custodian cash, cash equivalents or short-term, fixed income securities rated P-1, MIG-1 or VMIG-l by Moody's and maturing prior to the date of the

          Forward Commitment with a face value that equals or exceeds the amount of the fund's obligations under any Forward Commitments to which it is from time to time a party or longer-term fixed income securities with a Discounted Value that equals or exceeds the amount of the fund's obligations under any Forward Commitments to which it is from time to time a party; and

     (B) the fund will not enter into a Forward Commitment unless, after giving effect thereto, the fund would continue to have Moody's Eligible Assets with an aggregate Discounted Value equal to or greater than the Preferred Shares Basic Maintenance Amount.

      For purposes of determining whether the fund has Moody's Eligible Assets with an aggregate Discounted Value that equals or exceeds the Preferred Shares Basic Maintenance Amount, the Discounted Value of all Forward Commitments to which the fund is a party and of all securities deliverable to the fund pursuant to such Forward Commitments shall be zero.
















                                                                      71424 4/01

                   PUTNAM INVESTMENT GRADE MUNICIPAL TRUST II

                                    FORM N-14

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION


                                  May 4, 2001

This Statement of Additional Information ("SAI") contains material that may be of interest to investors but that is not included in the Prospectus/Proxy Statement (the "Prospectus") of Putnam Investment Grade Municipal Trust II ("Trust II") dated May 4, 2001 relating to the sale of all or substantially all of the assets of Putnam Investment Grade Municipal Trust III ("Trust III" and, together with Trust II, the "funds") to Trust II. This SAI is not a Prospectus and is authorized for distribution only when it accompanies or follows delivery of the Prospectus. This SAI should be read in conjunction with the Prospectus. Investors may obtain a free copy of the Prospectus by writing Putnam Investor Services, One Post Office Square, Boston, MA 02109 or by calling 1-800-225-1581.

TABLE OF CONTENTS

CHARGES AND EXPENSES                                                   3

MISCELLANEOUS INVESTMENTS, INVESTMENT PRACTICES AND RISKS              8

TAXES                                                                 35

MANAGEMENT                                                            42

INDEPENDENT ACCOUNTANTS AND FINANCIAL STATEMENTS                      52

SECURITIES RATINGS                                                   A-1

INFORMATION ABOUT THE FUNDS'                                         B-1
 PREFERRED SHARES

CHARGES AND EXPENSES

MANAGEMENT FEES

For the past three fiscal years, pursuant to its management and administrative services contracts, each fund incurred the following fees:

TRUST II

----------------------------------------------------------------------------------------------------------------------
                                                                                REFLECTING A
                                                                                REDUCTION IN THE
                                                                                FOLLOWING AMOUNTS
FISCAL                                   MANAGEMENT                             PURSUANT TO AN
YEAR                                     FEE PAID                               EXPENSE LIMITATION
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
2000                                     $1,649,027                             $   --
----------------------------------------------------------------------------------------------------------------------
1999                                     $1,760,226                             $   --
----------------------------------------------------------------------------------------------------------------------
1998                                     $1,776,755                             $   --
----------------------------------------------------------------------------------------------------------------------

TRUST III

----------------------------------------------------------------------------------------------------------------------
                                                                                REFLECTING A
                                                                                REDUCTION IN THE
                                                                                FOLLOWING AMOUNTS
FISCAL                                   MANAGEMENT                             PURSUANT TO AN
YEAR                                     FEE PAID                               EXPENSE LIMITATION
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
2000                                     $  414,168                             $   --
----------------------------------------------------------------------------------------------------------------------
1999                                     $  437,362                             $   --
----------------------------------------------------------------------------------------------------------------------
1998                                     $  447,030                             $   --
----------------------------------------------------------------------------------------------------------------------

BROKERAGE COMMISSIONS

The following table shows brokerage commissions paid during the fiscal periods indicated:

TRUST II

-------------------------------------------------------------------------------
FISCAL                                   BROKERAGE
YEAR                                     COMMISSIONS
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
2000                                     $    7,704
-------------------------------------------------------------------------------
1999                                     $    6,370
-------------------------------------------------------------------------------
1998                                     $    5,200
-------------------------------------------------------------------------------

TRUST III

-------------------------------------------------------------------------------
FISCAL                                   BROKERAGE
YEAR                                     COMMISSIONS
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
2000                                     $    2,803
-------------------------------------------------------------------------------
1999                                     $    2,262
-------------------------------------------------------------------------------
1998                                     $    2,743
-------------------------------------------------------------------------------

ADMINISTRATIVE EXPENSE REIMBURSEMENT

The funds reimbursed Putnam Management for administrative services during fiscal 2000, including compensation of certain fund officers and contributions to the Putnam Investments, Inc. Profit Sharing Retirement Plan for their benefit, as follows:

-------------------------------------------------------------------------------------------------------------------------
                                                                                PORTION OF TOTAL REIMBURSEMENT FOR
                                         TOTAL REIMBURSEMENT                    COMPENSATION AND CONTRIBUTIONS
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
TRUST II                                 $6,335                                 $5,287
-------------------------------------------------------------------------------------------------------------------------
TRUST III                                $3,809                                 $3,123
-------------------------------------------------------------------------------------------------------------------------

TRUSTEE RESPONSIBILITIES AND FEES

The Trustees are responsible for generally overseeing the conduct of fund business. Subject to such policies as the Trustees may determine, Putnam Management furnishes a continuing investment program for each fund and makes investment decisions on its behalf. Subject to the control of the Trustees, Putnam Management also manages each fund's other affairs and business.

Each Trustee receives a fee for his or her services. Each Trustee also receives fees for serving as Trustee of other Putnam funds. The Trustees periodically review their fees to assure that such fees continue to be appropriate in light of their responsibilities as well as in relation to fees paid to trustees of other mutual fund complexes. The Trustees meet monthly over a two-day period, except in August. The Board Policy Committee, which consists solely of Trustees not affiliated with Putnam Management and is responsible for recommending Trustee compensation, estimates that Committee and Trustee meeting time together with the appropriate preparation requires the equivalent of at least three business days per Trustee meeting. The following table shows the year each Trustee was first elected a Trustee of the Putnam funds, the fees paid to each Trustee by each fund for fiscal 2000 and the fees paid to each Trustee by all of the Putnam funds during calendar year 1999:

COMPENSATION TABLE

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            ESTIMATED
                                                            PENSION OR                     PENSION OR          ANNUAL
                                                            RETIREMENT                     RETIREMENT        BENEFITS          TOTAL
                                             AGGREGATE        BENEFITS      AGGREGATE        BENEFITS        FROM ALL   COMPENSATION
                                          COMPENSATION         ACCRUED   COMPENSATION         ACCRUED    PUTNAM FUNDS       FROM ALL
                                              FROM THE      AS PART OF           FROM      AS PART OF            UPON         PUTNAM
TRUSTEES/YEAR                              TRUST II(1)   FUND EXPENSES   TRUST III(1)   FUND EXPENSES   RETIREMENT(2)       FUNDS(3)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Jameson A. Baxter/1994(4)                         $656            $127           $480            $107         $95,000       $200,000
------------------------------------------------------------------------------------------------------------------------------------
Hans H. Estin/1972                                 658             296            481             240          95,000        200,500
------------------------------------------------------------------------------------------------------------------------------------
John A. Hill/1985(4)(5)                            693             149            488             122         115,000        269,000
------------------------------------------------------------------------------------------------------------------------------------
Ronald J. Jackson/1996(4)                          656             160            480             150          95,000        200,000
------------------------------------------------------------------------------------------------------------------------------------
Paul L. Joskow/1997(4)                             656              58            480              61          95,000        200,000
------------------------------------------------------------------------------------------------------------------------------------
Elizabeth T. Kennan/1992                           655             189            478             159          95,000        199,500
------------------------------------------------------------------------------------------------------------------------------------
Lawrence J. Lasser/1992(7)                         359             144            265             121          92,500        107,000
------------------------------------------------------------------------------------------------------------------------------------
John H. Mullin, III/1997(4)                        653              88            476              91          95,000        199,000
------------------------------------------------------------------------------------------------------------------------------------
Robert E. Patterson/1984                           656             100            480              82          95,000        200,000
------------------------------------------------------------------------------------------------------------------------------------
William F. Pounds/1971(6)                          370             335            268             278         111,000        127,000
------------------------------------------------------------------------------------------------------------------------------------
George Putnam/1957(6)                              356             296            265             234          92,834        107,000
------------------------------------------------------------------------------------------------------------------------------------
George Putnam, III/1984(8)                         671              68            484              56          95,000        225,000
------------------------------------------------------------------------------------------------------------------------------------
A.J.C. Smith/1986(7)                               355             213            262             176          91,833        106,000
------------------------------------------------------------------------------------------------------------------------------------
W. Thomas Stephens/1997(4)                         652              82            475              85          95,000        198,500
------------------------------------------------------------------------------------------------------------------------------------
W. Nicholas Thorndike/1992                         647             265            471             223          95,000        197,000
------------------------------------------------------------------------------------------------------------------------------------

(1) Includes an annual retainer and an attendance fee for each meeting attended.

(2) Assumes that each Trustee retires at the normal retirement date. For Trustees who are not within three years of retirement, estimated benefits for each Trustee are based on Trustee fee rates in effect during calendar 2000.

(3)      As of December 31, 2000, there were 124 funds in the Putnam family.

(4) Includes compensation deferred pursuant to a Trustee Compensation Deferral Plan.

(5) Includes additional compensation for service as Vice Chairman of the Putnam funds. Mr. Hill was elected Chairman of the Putnam Funds as of July 1, 2000.

(6) Reflects retirement from the Board of Trustees of the Putnam funds on June 30, 2000.

(7) Commencing July 1, 2000, Marsh & McLennan Companies, Inc., compensates Mr. Lasser and Mr. Smith for their services as Trustees. The estimated annual retirement benefits and related fund expenses shown in this table for Messrs. Lasser and Smith reflect benefits earned under the funds' retirement plan prior to that date.

(8)      Includes additional compensation for services commencing July 1, 2000.

Under a Retirement Plan for Trustees of the Putnam funds (the "Plan"), each Trustee who retires with at least five years of service as a Trustee of the funds is entitled to receive an annual retirement benefit equal to one-half of the average annual compensation paid to such Trustee for the last three years of service prior to retirement. This retirement benefit is payable during a Trustee's lifetime, beginning the year following retirement, for a number of years equal to such Trustee's years of service. A death benefit, also available under the Plan, assures that the Trustee and his or her beneficiaries will receive benefit payments for the lesser of an aggregate period of (i) ten years or (ii) such Trustee's total years of service.

The Plan Administrator (a committee comprised of Trustees that are not "interested persons" of each fund, as defined in the Investment Company Act of
1940) may terminate or amend the Plan at any time, but no termination or amendment will result in a reduction in the amount of benefits (i) currently being paid to a Trustee at the time of such termination or amendment, or (ii) to which a current Trustee would have been entitled had he or she retired immediately prior to such termination or amendment.

For additional information concerning the Trustees, see "Management" below.

INVESTOR SERVICING AND CUSTODY FEES AND EXPENSES

During the 2000 fiscal year, each fund incurred the following fees and out-of-pocket expenses for investor servicing and custody services provided by Putnam Fiduciary Trust Company:

---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
TRUST II                                      $196,536
---------------------------------------------------------------------------------------
TRUST III                                     $ 55,770
---------------------------------------------------------------------------------------

MISCELLANEOUS INVESTMENTS, INVESTMENT PRACTICES AND RISKS

         In addition to the investment strategies and risks described in the Prospectus, each fund may employ other investment practices and may be subject to other risks, which are described below. Certain investment strategies and risks that are described briefly in the Prospectus are described in greater detail below.

         Each fund pursues its objective by investing primarily in a diversified portfolio of "investment grade" tax-exempt securities that Putnam Management believes does not involve undue risk to income or principal. Investment grade tax-exempt securities are rated BBB or higher by Standard & Poor's ("S&P") or Fitch Investors Service, Inc. ("Fitch") or Baa or higher by Moody's Investors Service, Inc. ("Moody's") (or equivalently rated by another nationally recognized rating service) in the case of long-term obligations, and have equivalent ratings in the case of short-term obligations. Each fund may also invest up to 20% of its total assets in securities rated at least B by a rating agency and unrated securities determined by Putnam Management at the time of investment to be of comparable quality.

         As a non-fundamental policy that may be changed by approval of the Trustees, each fund may invest up to 40% of its total assets in tax-exempt securities the interest on which is subject to the federal alternative minimum tax ("AMT"), and as a result, a portion of each fund's distributions may be taxable to certain common shareholders. All or a portion of each fund's distributions may be subject to state and local taxation.

TAX-EXEMPT SECURITIES. "Tax-exempt securities" are obligations issued by or on behalf of states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities, the interest on which, in the opinion of bond counsel or other counsel to the issuer of such securities, is at the time of issuance not includable in gross income for federal income tax purposes. Under normal market conditions, at least 80% of each fund's assets will be invested in tax-exempt securities. The foregoing is a fundamental policy and cannot be changed without shareholder approval. However, each fund may invest a portion of its assets in tax-exempt securities that pay interest that is subject to the AMT for individuals. Such investments are treated as tax-exempt securities for the purpose of the 80% test. Investors should thus consider the possible effect of the AMT on an investment in a fund. The suitability of a fund for investors who may be (or may become as a result of investment in a fund) subject to the AMT will depend upon a comparison of the yield likely to be provided from each fund with the yield from comparable tax-exempt investments not subject to the AMT with the yield from comparable fully taxable investments, in light of each such investor's tax position. Subject to certain limitations, each fund may engage in certain hedging transactions involving the use of futures contracts, options on futures contracts, and options on indices of fixed income securities and on U.S. Government securities. Such hedging transactions may give rise to taxable gains.

         Tax-exempt securities include long-term obligations, often called bonds, as well as short-term notes, participation certificates, municipal leases, and tax-exempt commercial paper. Each fund may also invest in securities representing interests in tax-exempt securities, known as "inverse floating obligations" or "residual interest bonds," paying interest rates that vary inversely to changes in the interest rates of specified short-term tax-exempt securities or an index of short-term tax-exempt securities. The interest rates on inverse floating obligations or residual interest bonds will typically decline as short-term market interest rates increase and increase as short-term market rates decline. Such securities have the effect of providing a degree of investment leverage, since they will generally increase or decrease in value in response to changes in market interest rates at a rate which is a multiple (typically two) of the rate at which fixed-rate tax-exempt securities of comparable maturity and credit quality increase or decrease in response to such changes. As a result, the market values of inverse floating obligations and residual interest bonds will generally be more volatile than the market values of fixed-rate tax-exempt securities of comparable maturity and credit quality.

         Long-term tax-exempt securities generally provide a higher yield than short-term tax-exempt securities of comparable quality, and therefore each fund invests primarily in long-term tax-exempt securities. Each fund may, however, be primarily invested in short-term tax-exempt securities when yields on such securities are greater than yields available on long-term tax-exempt securities, to stabilize net asset value and for temporary defensive purposes.

         The two principal classifications of tax-exempt bonds are "general obligation" bonds and "revenue" or "special obligation" bonds, which include "industrial revenue bonds" and "private activity bonds." General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of interest and the repayment of principal and, accordingly, the capacity of the issuer of a general obligation bond as to the timely payment of interest and the repayment of principal when due is affected by the issuer's maintenance of its tax base. Revenue or special obligation bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special tax or other specific revenue source such as from the users of the facility being financed; accordingly, the timely payment of interest and the repayment of principal in accordance with the terms of the revenue or special obligation bond is a function of the economic viability of such facility or such revenue source. Although the ratings of S&P, Fitch or Moody's of the tax-exempt securities in each fund's portfolio are relative and subjective, and are not absolute standards of quality, such ratings reflect the assessment of S&P, Fitch or Moody's, as the case may be, at the time of issuance of the rating, of the issuer's ability or the economic viability of the special revenue source with respect to the timely payment of interest and the repayment of principal in accordance with the terms of the obligation, but do not reflect an assessment of the market value of the obligation. A fund will not necessarily dispose of a security when its rating is reduced below its rating at the time of purchase, although Putnam Management will monitor the investment to determine whether continued investment in the security is consistent with each fund's investment objective. The rating services undertake no obligation to update their ratings of securities.

         Also included within the general category of tax-exempt securities are participations in lease obligations or installment purchase contract obligations (hereinafter collectively called "lease obligations") of municipal authorities or entities. Although lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to budget for, appropriate and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. In addition, the tax treatment of such obligations in the event of non-appropriation is unclear.

         Participation certificates are obligations issued by state and local governments or authorities to finance the acquisition of equipment and facilities. They may represent participations in a lease, an installment purchase contract, or a conditional sales contract. Some municipal leases and participation certificates may not be readily marketable.

         Tax-exempt securities may have fixed or variable interest rates. Each fund may purchase floating and variable rate demand notes, which are securities normally having a stated maturity in excess of one year, but which permit the holder to tender the notes for purchase at the principal amount thereof. The interest rate on a floating rate demand note is based on a known lending rate, such as a bank's prime rate, and is adjusted periodically based on changes in such lending rate. The interest rate on a variable rate demand note is adjusted at specified intervals. There generally is no secondary market for these notes, although they generally may be tendered for redemption at face value.

         From time to time, proposals have been introduced before Congress for the purpose of restricting or eliminating the federal income tax-exemption for interest on various types of tax-exempt securities, and such proposals may well be introduced in the future. If adopted, such proposals could have the effect of limiting the availability of suitable investments for the funds. If it appeared that the availability of tax-exempt securities for investment by the funds and the value of each fund's portfolio could be materially affected by such changes in law, the Trustees would reevaluate its investment objective and policies and consider changes in the structure of the funds or their dissolution.

SELECTION OF INVESTMENTS. Putnam Management will buy and sell securities for each fund's portfolio with a view to seeking a high level of current income exempt from federal income tax and will select securities constituting a portfolio that Putnam Management believes does not involve undue risk to income or principal considered in relation to the particular investment policies of each fund. As a result, each fund will not necessarily invest in the highest yielding tax-exempt securities permitted by its investment policies if Putnam Management determines that market risks or credit risks associated with such investments would subject each fund's portfolio to excessive risk. The potential for realization of capital gains resulting from possible changes in interest rates will not be a major consideration. Although under current market conditions Putnam Management expects to invest in a portfolio of longer-term tax-exempt securities, Putnam Management will be free to take full advantage of the entire range of maturities offered by tax-exempt securities and may adjust the average maturity of each fund's portfolio from time to time, depending on its assessment of the relative yields available on securities of different maturities and its expectations of future changes in interest rates.

         Each fund does not generally invest more than 25% of its total assets in any one industry. Governmental issuers of municipal securities are not considered part of any "industry." However, municipal securities backed only by the assets and revenues of non-governmental users may, for this purpose, be deemed to be related to the industry in which such non-governmental users engage, and the 25% limitation would apply to such obligations. It is nonetheless possible that each fund may invest more than 25% of its assets in a broader segment of the municipal securities market, such as revenue obligations of hospitals and other health care facilities, housing agency revenue obligations, or airport revenue obligations. This would be the case only if Putnam Management determines that the yields available from obligations in a particular segment of the market justified the additional risks associated with a large investment in such segment. Although such obligations could be supported by the credit of governmental users or by the credit of non-governmental users engaged in a number of industries, economic, business, political and other developments generally affecting the revenues of such users (for example, proposed legislation or pending court decisions affecting the financing of such projects and market factors affecting the demand for their services or products) may have a general adverse effect on all municipal securities in such a market segment. Each fund reserves the right to invest more than 25% of its assets in industrial development bonds or private activity bonds (subject to the limitation that under normal market conditions not more than 20% of each fund's assets will be invested in private activity bonds the interest on which may be subject to federal alternative minimum tax for individuals) or in securities of issuers located in the same state, although it has no present intention to invest more than 25% of its assets in issuers located in the same state and current rating agency requirements applicable to each fund based upon the rating of the preferred shares limit such investment. If a fund were to invest more than 25% of its assets in issuers located in the same state, it would be more susceptible to adverse economic, business or regulatory conditions in that state.

         Each fund does not invest more than 5% of its total assets in the tax-exempt securities of any single issuer, except that up to 25% of its total assets may be invested without regard to this limitation. As a result, up to 25% of each fund's total assets could be invested in tax-exempt securities of a single issuer, with the result that its portfolio could be subject to greater risks than that of a fund investing in a more broadly diversified portfolio.

DEFENSIVE STRATEGIES. At times Putnam Management may judge that conditions in the markets for tax-exempt securities make pursuing a fund's basic investment strategy inconsistent with the best interests of its shareholders. At such times Putnam Management may use alternative strategies, primarily designed to reduce fluctuations in the value of a fund's assets. In implementing these "defensive" strategies, each fund may invest substantially all of its assets in high-quality tax-exempt obligations. If these high-quality tax-exempt obligations are not available or, in Putnam Management's judgment, do not afford sufficient protection against adverse market conditions, each fund may invest in taxable obligations. Such taxable obligations may include: obligations of the U.S. Government, its agencies or instrumentalities; other debt securities rated within the four highest grades by either S&P or Moody's; commercial paper rated in the highest grade by either rating service; certificates of deposit and bankers' acceptances; repurchase agreements with respect to any of the foregoing investments; or any other fixed-income securities that Putnam Management considers consistent with such strategy. To the extent that the use of certain of these strategies produces taxable income, this taxable income will be distributed to common and preferred shareholders based on each class's proportionate share of such income as determined according to the percentage of total dividends paid by each fund during a particular year that are paid to such class. Such strategies may, under certain circumstances, require a fund to pay Additional Dividends, thus reducing the amount of income available for distributions on common shares. It is impossible to predict when, or for how long, a fund will use these alternative strategies.

OTHER INVESTMENT PRACTICES. Each fund may also engage in the following investment practices, each of which may involve certain special risks and may result in the realization of taxable income or gains.

OPTIONS ON SECURITIES

WRITING COVERED OPTIONS. Each fund may write covered call options and covered put options on optionable securities held in its portfolio, when in the opinion of Putnam Management such transactions are consistent with each fund's investment objective(s) and policies. Call options written by each fund give the purchaser the right to buy the underlying securities from the fund at a stated exercise price; put options give the purchaser the right to sell the underlying securities to the fund at a stated price.

Each fund may write only covered options, which means that, so long as the fund is obligated as the writer of a call option, it will own the underlying securities subject to the option (or comparable securities satisfying the cover requirements of securities exchanges). In the case of put options, each fund will hold cash and/or high-grade short-term debt obligations equal to the price to be paid if the option is exercised. In addition, each fund will be considered to have covered a put or call option if and to the extent that it holds an option that offsets some or all of the risk of the option it has written. Each fund may write combinations of covered puts and calls on the same underlying security.

Each fund will receive a premium from writing a put or call option, which increases the fund's return on the underlying security in the event the option expires unexercised or is closed out at a profit. The amount of the premium reflects, among other things, the relationship between the exercise price and the current market value of the underlying security, the volatility of the underlying security, the amount of time remaining until expiration, current interest rates, and the effect of supply and demand in the options market and in the market for the underlying security. By writing a call option, a fund limits its opportunity to profit from any increase in the market value of the underlying security above the exercise price of the option but continues to bear the risk of a decline in the value of the underlying security. By writing a put option, a fund assumes the risk that it may be required to purchase the underlying security for an exercise price higher than its then-current market value, resulting in a potential capital loss unless the security subsequently appreciates in value.

Each fund may terminate an option that it has written prior to its expiration by entering into a closing purchase transaction, in which it purchases an offsetting option. The fund realizes a profit or loss from a closing transaction if the cost of the transaction (option premium plus transaction costs) is less or more than the premium received from writing the option. If a fund writes a call option but does not own the underlying security, and when it writes a put option, the fund may be required to deposit cash or securities with its broker as "margin," or collateral, for its obligation to buy or sell the underlying security. As the value of the underlying security varies, the fund may have to deposit additional margin with the broker. Margin requirements are complex and are fixed by individual brokers, subject to minimum requirements currently imposed by the Federal Reserve Board and by stock exchanges and other self-regulatory organizations.

PURCHASING PUT OPTIONS. Each fund may purchase put options to protect its portfolio holdings in an underlying security against a decline in market value. Such protection is provided during the life of the put option since the fund, as holder of the option, is able to sell the underlying security at the put exercise price regardless of any decline in the underlying security's market price. In order for a put option to be profitable, the market price of the underlying security must decline sufficiently below the exercise price to cover the premium and transaction costs. By using put options in this manner, a fund will reduce any profit it might otherwise have realized from appreciation of the underlying security by the premium paid for the put option and by transaction costs.

PURCHASING CALL OPTIONS. Each fund may purchase call options to hedge against an increase in the price of securities that each fund wants ultimately to buy. Such hedge protection is provided during the life of the call option since the fund, as holder of the call option, is able to buy the underlying security at the exercise price regardless of any increase in the underlying security's market price. In order for a call option to be profitable, the market price of the underlying security must rise sufficiently above the exercise price to cover the premium and transaction costs.

RISK FACTORS IN OPTIONS TRANSACTIONS

The successful use of each fund's options strategies depends on the ability of Putnam Management to forecast correctly interest rate and market movements. For example, if a fund were to write a call option based on Putnam Management's expectation that the price of the underlying security would fall, but the price were to rise instead, the fund could be required to sell the security upon exercise at a price below the current market price. Similarly, if the fund were to write a put option based on Putnam Management's expectation that the price of the underlying security would rise, but the price were to fall instead, the fund could be required to purchase the security upon exercise at a price higher than the current market price.

When a fund purchases an option, it runs the risk that it will lose its entire investment in the option in a relatively short period of time, unless the fund exercises the option or enters into a closing sale transaction before the option's expiration. If the price of the underlying security does not rise (in the case of a call) or fall (in the case of a put) to an extent sufficient to cover the option premium and transaction costs, the fund will lose part or all of its investment in the option. This contrasts with an investment by the fund in the underlying security, since each fund will not realize a loss if the security's price does not change.

The effective use of options also depends on each fund's ability to terminate option positions at times when Putnam Management deems it desirable to do so. There is no assurance that the fund will be able to effect closing transactions at any particular time or at an acceptable price.

If a secondary market in options were to become unavailable, a fund could no longer engage in closing transactions. Lack of investor interest might adversely affect the liquidity of the market for particular options or series of options. A market may discontinue trading of a particular option or options generally. In addition, a market could become temporarily unavailable if unusual events -- such as volume in excess of trading or clearing capability -- were to interrupt its normal operations.

A market may at times find it necessary to impose restrictions on particular types of options transactions, such as opening transactions. For example, if an underlying security ceases to meet qualifications imposed by the market or the Options Clearing Corporation, new series of options on that security will no longer be opened to replace expiring series, and opening transactions in existing series may be prohibited. If an options market were to become unavailable, a fund as a holder of an option would be able to realize profits or limit losses only by exercising the option, and a fund, as option writer, would remain obligated under the option until expiration or exercise.

Disruptions in the markets for the securities underlying options purchased or sold by a fund could result in losses on the options. If trading is interrupted in an underlying security, the trading of options on that security is normally halted as well. As a result, each fund as purchaser or writer of an option will be unable to close out its positions until options trading resumes, and it may be faced with considerable losses if trading in the security reopens at a substantially different price. In addition, the Options Clearing Corporation or other options markets may impose exercise restrictions. If a prohibition on exercise is imposed at the time when trading in the option has also been halted, a fund as purchaser or writer of an option will be locked into its position until one of the two restrictions has been lifted. If the Options Clearing Corporation were to determine that the available supply of an underlying security appears insufficient to permit delivery by the writers of all outstanding calls in the event of exercise, it may prohibit indefinitely the exercise of put options. A fund, as holder of such a put option, could lose its entire investment if the prohibition remained in effect until the put option's expiration.

Foreign-traded options are subject to many of the same risks presented by internationally-traded securities. In addition, because of time differences between the United States and various foreign countries, and because different holidays are observed in different countries, foreign options markets may be open for trading during hours or on days when U.S. markets are closed. As a result, option premiums may not reflect the current prices of the underlying interest in the United States.

Over-the-counter ("OTC") options purchased by a fund and assets held to cover OTC options written by the fund may, under certain circumstances, be considered illiquid securities for purposes of any limitation on the fund's ability to invest in illiquid securities.

LOWER-RATED SECURITIES

Each fund may invest in lower-rated fixed-income securities (commonly known as "junk bonds"). The lower ratings of certain securities held by each fund reflect a greater possibility that adverse changes in the financial condition of the issuer or in general economic conditions, or both, or an unanticipated rise in interest rates, may impair the ability of the issuer to make payments of interest and principal. The inability (or perceived inability) of issuers to make timely payment of interest and principal would likely make the values of securities held by each fund more volatile and could limit the fund's ability to sell its securities at prices approximating the values the fund had placed on such securities. In the absence of a liquid trading market for securities held by it, a fund at times may be unable to establish the fair value of such securities.

Securities ratings are based largely on the issuer's historical financial condition and the rating agencies' analysis at the time of rating. Consequently, the rating assigned to any particular security is not necessarily a reflection of the issuer's current financial condition, which may be better or worse than the rating would indicate. In addition, the rating assigned to a security by Moody's Investors Service, Inc. or Standard & Poor's (or by any other nationally recognized securities rating agency) does not reflect an assessment of the volatility of the security's market value or the liquidity of an investment in the security. See "Appendix A -- Securities ratings."

Like those of other fixed-income securities, the values of lower-rated securities fluctuate in response to changes in interest rates. A decrease in interest rates will generally result in an increase in the value of each fund's assets. Conversely, during periods of rising interest rates, the value of each fund's assets will generally decline. The values of lower-rated securities may often be affected to a greater extent by changes in general economic conditions and business conditions affecting the issuers of such securities and their industries. Negative publicity or investor perceptions may also adversely affect the values of lower-rated securities. Changes by nationally recognized securities rating agencies in their ratings of any fixed-income security and changes in the ability of an issuer to make payments of interest and principal may also affect the value of these investments. Changes in the value of portfolio securities generally will not affect income derived from these securities, but will affect each fund's net asset value. Each fund will not necessarily dispose of a security when its rating is reduced below its rating at the time of purchase.

However, Putnam Management will monitor the investment to determine whether its retention will assist in meeting the fund's investment objective(s).

Issuers of lower-rated securities are often highly leveraged, so that their ability to service their debt obligations during an economic downturn or during sustained periods of rising interest rates may be impaired. Such issuers may not have more traditional methods of financing available to them and may be unable to repay outstanding obligations at maturity by refinancing. The risk of loss due to default in payment of interest or repayment of principal by such issuers is significantly greater because such securities frequently are unsecured and subordinated to the prior payment of senior indebtedness.

At times, a substantial portion of each fund's assets may be invested in an issue of which the fund, by itself or together with other funds and accounts managed by Putnam Management or its affiliates, holds all or a major portion. Although Putnam Management generally considers such securities to be liquid because of the availability of an institutional market for such securities, it is possible that, under adverse market or economic conditions or in the event of adverse changes in the financial condition of the issuer, each fund could find it more difficult to sell these securities when Putnam Management believes it advisable to do so or may be able to sell the securities only at prices lower than if they were more widely held. Under these circumstances, it may also be more difficult to determine the fair value of such securities for purposes of computing each fund's net asset value. In order to enforce its rights in the event of a default, each fund may be required to participate in various legal proceedings or take possession of and manage assets securing the issuer's obligations on such securities. This could increase each fund's operating expenses and adversely affect each fund's net asset value. In the case of tax-exempt funds, any income derived from each fund's ownership or operation of such assets would not be tax-exempt. The ability of a holder of a tax-exempt security to enforce the terms of that security in a bankruptcy proceeding may be more limited than would be the case with respect to securities of private issuers. In addition, each fund's intention to qualify as a "regulated investment company" under the Internal Revenue Code may limit the extent to which the fund may exercise its rights by taking possession of such assets.

Certain securities held by each fund may permit the issuer at its option to "call," or redeem, its securities. If an issuer were to redeem securities held by a fund during a time of declining interest rates, the fund may not be able to reinvest the proceeds in securities providing the same investment return as the securities redeemed.

Each fund may invest without limit in so-called "zero-coupon" bonds and "payment-in-kind" bonds. Zero-coupon bonds are issued at a significant discount from their principal amount in lieu of paying interest periodically. Payment-in-kind bonds allow the issuer, at its option, to make current interest payments on the bonds either in cash or in additional bonds. Because zero-coupon and payment-in-kind bonds do not pay current interest in cash, their value is subject to greater fluctuation in response to changes in market interest rates than bonds that pay interest currently. Both zero-coupon and payment-in-kind bonds allow an issuer to avoid the need to generate cash to meet current interest payments. Accordingly, such bonds may involve greater credit risks than bonds paying interest currently in cash. Each fund is required to accrue interest income on such investments and to distribute such amounts at least annually to shareholders even though such bonds do not pay current interest in cash. Thus, it may be necessary at times for each fund to liquidate investments in order to satisfy its dividend requirements.

To the extent each fund invests in securities in the lower rating categories, the achievement of the fund's goals is more dependent on Putnam Management's investment analysis than would be the case if the fund were investing in securities in the higher rating categories. This also may be true with respect to tax-exempt securities, as the amount of information about the financial condition of an issuer of tax-exempt securities may not be as extensive as that which is made available by corporations whose securities are publicly traded.

FLOATING RATE AND VARIABLE RATE DEMAND NOTES

Floating rate and variable rate demand notes and bonds may have a stated maturity in excess of one year, but may have features that permit a holder to demand payment of principal plus accrued interest upon a specified number of days notice. Frequently, such obligations are secured by letters of credit or other credit support arrangements provided by banks. The issuer has a corresponding right, after a given period, to prepay in its discretion the outstanding principal of the obligation plus accrued interest upon a specific number of days notice to the holders. The interest rate of a floating rate instrument may be based on a known lending rate, such as a bank's prime rate, and is reset whenever such rate is adjusted. The interest rate on a variable rate demand note is reset at specified intervals at a market rate.

HYBRID INSTRUMENTS

These instruments are generally considered derivatives and include indexed or structured securities, and combine the elements of futures contracts or options with those of debt, preferred equity or a depository instrument. A hybrid instrument may be a debt security, preferred stock, warrant, convertible security, certificate of deposit or other evidence of indebtedness on which a portion of or all interest payments, and/or the principal or stated amount payable at maturity, redemption or retirement, is determined by reference to prices, changes in prices, or differences between prices, of securities, currencies, intangibles, goods, articles or commodities (collectively, "underlying assets"), or by another objective index, economic factor or other measure, including interest rates, currency exchange rates, or commodities or securities indices (collectively, "benchmarks"). Hybrid instruments may take a number of forms, including, but not limited to, debt instruments with interest or principal payments or redemption terms determined by reference to the value of an index at a future time, preferred stock with dividend rates determined by reference to the value of a currency, or convertible securities with the conversion terms related to a particular commodity.

The risks of investing in hybrid instruments reflect a combination of the risks of investing in securities, options, futures and currencies. An investment in a hybrid instrument may entail significant risks that are not associated with a similar investment in a traditional debt instrument that has a fixed principal amount, is denominated in U.S. dollars or bears interest either at a fixed rate or a floating rate determined by reference to a common, nationally published benchmark. The risks of a particular hybrid instrument will depend upon the terms of the instrument, but may include the possibility of significant changes in the benchmark(s) or the prices of the underlying assets to which the instrument is linked. Such risks generally depend upon factors unrelated to the operations or credit quality of the issuer of the hybrid instrument, which may not be foreseen by the purchaser, such as economic and political events, the supply and demand of the underlying assets and interest rate movements. Hybrid instruments may be highly volatile and their use by a fund may not be successful.

Hybrid instruments may bear interest or pay preferred dividends at below market (or even relatively nominal) rates. Alternatively, hybrid instruments may bear interest at above market rates but bear an increased risk of principal loss (or gain). The latter scenario may result if "leverage" is used to structure the hybrid instrument. Leverage risk occurs when the hybrid instrument is structured so that a given change in a benchmark or underlying asset is multiplied to produce a greater value change in the hybrid instrument, thereby magnifying the risk of loss as well as the potential for gain.

Hybrid instruments can be an efficient means of creating exposure to a particular market, or segment of a market, with the objective of enhancing total return. For example, a fund may wish to take advantage of expected declines in interest rates in several European countries, but avoid the transaction costs associated with buying and currency-hedging the foreign bond positions. One solution would be to purchase a U.S. dollar-denominated hybrid instrument whose redemption price is linked to the average three year interest rate in a designated group of countries. The redemption price formula would provide for payoffs of less than par if rates were above the specified level. Furthermore, a fund could limit the downside risk of the security by establishing a minimum redemption price so that the principal paid at maturity could not be below a predetermined minimum level if interest rates were to rise significantly. The purpose of this arrangement, known as a structured security with an embedded put option, would be to give each fund the desired European bond exposure while avoiding currency risk, limiting downside market risk, and lowering transaction costs. Of course, there is no guarantee that the strategy will be successful and a fund could lose money if, for example, interest rates do not move as anticipated or credit problems develop with the issuer of the hybrid instrument.

Hybrid instruments are potentially more volatile and carry greater market risks than traditional debt instruments. Depending on the structure of the particular hybrid instrument, changes in a benchmark may be magnified by the terms of the hybrid instrument and have an even more dramatic and substantial effect upon the value of the hybrid instrument. Also, the prices of the hybrid instrument and the benchmark or underlying asset may not move in the same direction or at the same time.

Hybrid instruments may also carry liquidity risk since the instruments are often "customized" to meet the portfolio needs of a particular investor, and therefore, the number of investors that are willing and able to buy such instruments in the secondary market may be smaller than that for more traditional debt securities. Under certain conditions, the redemption value of such an investment could be zero. In addition, because the purchase and sale of hybrid investments could take place in an over-the-counter market without the guarantee of a central clearing organization, or in a transaction between each fund and the issuer of the hybrid instrument, the creditworthiness of the counterparty of the issuer of the hybrid instrument would be an additional risk factor each fund would have to consider and monitor. Hybrid instruments also may not be subject to regulation by the CFTC, which generally regulates the trading of commodity futures by U.S.

persons, the SEC, which regulates the offer and sale of securities by and to U.S. persons, or any other governmental regulatory authority.

STRUCTURED INVESTMENTS. A structured investment is a security having a return tied to an underlying index or other security or asset class. Structured investments generally are individually negotiated agreements and may be traded over-the-counter. Structured investments are organized and operated to restructure the investment characteristics of the underlying security. This restructuring involves the deposit with or purchase by an entity, such as a corporation or trust, or specified instruments (such as commercial bank loans) and the issuance by that entity or one or more classes of securities ("structured securities") backed by, or representing interests in, the underlying instruments. The cash flow on the underlying instruments may be apportioned among the newly issued structured securities to create securities with different investment characteristics, such as varying maturities, payment priorities and interest rate provisions, and the extent of such payments made with respect to structured securities is dependent on the extent of the cash flow on the underlying instruments. Because structured securities typically involve no credit enhancement, their credit risk generally will be equivalent to that of the underlying instruments. Investments in structured securities are generally of a class of structured securities that is either subordinated or unsubordinated to the right of payment of another class. Subordinated structured securities typically have higher yields and present greater risks than unsubordinated structured securities. Structured securities are typically sold in private placement transactions, and there currently is no active trading market for structured securities. Investments in government and government-related and restructured debt instruments are subject to special risks, including the inability or unwillingness to repay principal and interest, requests to reschedule or restructure outstanding debt and requests to extend additional loan amounts.

SECURITIES OF OTHER INVESTMENT COMPANIES. Securities of other investment companies, including shares of closed-end investment companies, unit investment trusts and open-end investment companies, represent interests in professionally managed portfolios that may invest in any type of instrument. These types of instruments are often structured to perform in a similar fashion to a broad based securities index. Investing in these types of securities involves substantially the same risks as investing directly in the underlying instruments, but may involve additional expenses at the investment company-level, such as portfolio management fees and operating expenses. In addition, these types of investments involve the risk that they will not perform in exactly the same fashion, or in response to the same factors, as the index or underlying instruments. Certain types of investment companies, such as closed-end investment companies, issue a fixed number of shares that trade on a stock exchange or over-the-counter at a premium or a discount to their net asset value. Others are continuously offered at net asset value, but may also be traded in the secondary market. The extent to which a fund can invest in securities of other investment companies is limited by federal securities laws.

TAX-EXEMPT SECURITIES

GENERAL DESCRIPTION. As used in this SAI, the term "Tax-exempt securities" includes debt obligations issued by a state, its political subdivisions (for example, counties, cities, towns, villages, districts and authorities) and their agencies, instrumentalities or other governmental units, the interest from which is, in the opinion of bond counsel, exempt from federal income tax and the corresponding state's personal income tax. Such obligations are issued to obtain funds for various public purposes, including the construction of a wide range of public facilities, such as airports, bridges, highways, housing, hospitals, mass transportation, schools, streets and water and sewer works. Other public purposes for which Tax-exempt securities may be issued include the refunding of outstanding obligations or the payment of general operating expenses.

Short-term Tax-exempt securities are generally issued by state and local governments and public authorities as interim financing in anticipation of tax collections, revenue receipts or bond sales to finance such public purposes.

In addition, certain types of "private activity" bonds may be issued by public authorities to finance projects such as privately operated housing facilities; certain local facilities for supplying water, gas or electricity; sewage or solid waste disposal facilities; student loans; or public or private institutions for the construction of educational, hospital, housing and other facilities. Such obligations are included within the term Tax-exempt securities if the interest paid thereon is, in the opinion of bond counsel, exempt from federal income tax and state personal income tax (such interest may, however, be subject to federal alternative minimum tax). Other types of private activity bonds, the proceeds of which are used for the construction, repair or improvement of, or to obtain equipment for, privately operated industrial or commercial facilities, may also constitute Tax-exempt securities, although the current federal tax laws place substantial limitations on the size of such issues.

STAND-BY COMMITMENTS. When each fund purchases Tax-exempt securities, it has the authority to acquire stand-by commitments from banks and broker-dealers with respect to those Tax-exempt securities. A stand-by commitment may be considered a security independent of the Tax-exempt security to which it relates. The amount payable by a bank or dealer during the time a stand-by commitment is exercisable, absent unusual circumstances, would be substantially the same as the market value of the underlying Tax-exempt security to a third party at any time. Each fund expects that stand-by commitments generally will be available without the payment of direct or indirect consideration. Each fund does not expect to assign any value to stand-by commitments.

YIELDS. The yields on Tax-exempt securities depend on a variety of factors, including general money market conditions, effective marginal tax rates, the financial condition of the issuer, general conditions of the Tax-exempt security market, the size of a particular offering, the maturity of the obligation and the rating of the issue. The ratings of nationally recognized securities rating agencies represent their opinions as to the credit quality of the Tax-exempt securities which they undertake to rate. It should be emphasized, however, that ratings are general and are not absolute standards of quality. Consequently, Tax-exempt securities with the same maturity and interest rate but with different ratings may have the same yield. Yield disparities may occur for reasons not directly related to the investment quality of particular issues or the general movement of interest rates and may be due to such factors as changes in the overall demand or supply of various types of Tax-exempt securities or changes in the investment objectives of investors. Subsequent to purchase by each fund, an issue of Tax-exempt securities or other investments may cease to be rated, or its rating may be reduced below the minimum rating required for purchase by each fund. Neither event will require the elimination of an investment from a fund's portfolio, but Putnam Management will consider such an event in its determination of whether the fund should continue to hold an investment in its portfolio.

"MORAL OBLIGATION" BONDS. Each fund does not currently intend to invest in so-called "moral obligation" bonds, where repayment is backed by a moral commitment of an entity other than the issuer, unless the credit of the issuer itself, without regard to the "moral obligation," meets the investment criteria established for investments by each fund.

MUNICIPAL LEASES. Each fund may acquire participations in lease obligations or installment purchase contract obligations (collectively, "lease obligations") of municipal authorities or entities. Lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged. Certain of these lease obligations contain "non-appropriation" clauses, which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In the case of a "non-appropriation" lease, each fund's ability to recover under the lease in the event of non-appropriation or default will be limited solely to the repossession of the leased property, and in any event, foreclosure of that property might prove difficult.

INVERSE FLOATERS have variable interest rates that typically move in the opposite direction from movements in prevailing short-term interest rate levels
- rising when prevailing short-term interest rate fall, and vice versa. The prices of inverse floaters can be considerably more volatile than the prices of bonds with comparable maturities.

ADDITIONAL RISKS. Securities in which each fund may invest, including Tax-exempt securities, are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the federal Bankruptcy Code (including special provisions related to municipalities and other public entities), and laws, if any, that may be enacted by Congress or state legislatures extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of such obligations. There is also the possibility that, as a result of litigation or other conditions, the power, ability or willingness of issuers to meet their obligations for the payment of interest and principal on their Tax-exempt securities may be materially affected.

From time to time, proposals have been introduced before Congress for the purpose of restricting or eliminating the federal income tax exemption for interest on debt obligations issued by states and their political subdivisions. Federal tax laws limit the types and amounts of tax-exempt bonds issuable for certain purposes, especially industrial development bonds and private activity bonds. Such limits may affect the future supply and yields of these types of Tax-exempt securities. Further proposals limiting the issuance of Tax-exempt securities may well be introduced in the future. If it appeared that the availability of Tax-exempt securities for investment by each fund and the value of each fund's portfolio could be materially affected by such changes in law, the

Trustees would reevaluate each fund's investment objective and policies and consider changes in the structure of the fund or its dissolution.


PRIVATE PLACEMENTS AND RESTRICTED SECURITIES

Each fund may invest in securities that are purchased in private placements and, accordingly, are subject to restrictions on resale as a matter of contract or under federal securities laws. Because there may be relatively few potential purchasers for such investments, especially under adverse market or economic conditions or in the event of adverse changes in the financial condition of the issuer, each fund could find it more difficult to sell such securities when Putnam Management believes it advisable to do so or may be able to sell such securities only at prices lower than if such securities were more widely held. At times, it may also be more difficult to determine the fair value of such securities for purposes of computing each fund's net asset value.

While such private placements may often offer attractive opportunities for investment not otherwise available on the open market, the securities so purchased are often "restricted securities," i.e., securities which cannot be sold to the public without registration under the Securities Act of 1933 or the availability of an exemption from registration (such as Rules 144 or 144A), or which are "not readily marketable" because they are subject to other legal or contractual delays in or restrictions on resale.

The absence of a trading market can make it difficult to ascertain a market value for illiquid investments. Disposing of illiquid investments may involve time-consuming negotiation and legal expenses, and it may be difficult or impossible for each fund to sell them promptly at an acceptable price. Each fund may have to bear the extra expense of registering such securities for resale and the risk of substantial delay in effecting such registration. Also market quotations are less readily available. The judgment of Putnam Management may at times play a greater role in valuing these securities than in the case of publicly traded securities.

Generally speaking, restricted securities may be sold only to qualified institutional buyers, or in a privately negotiated transaction to a limited number of purchasers, or in limited quantities after they have been held for a specified period of time and other conditions are met pursuant to an exemption from registration, or in a public offering for which a registration statement is in effect under the Securities Act of 1933. Each fund may be deemed to be an "underwriter" for purposes of the Securities Act of 1933 when selling restricted securities to the public, and in such event the fund may be liable to purchasers of such securities if the registration statement prepared by the issuer, or the prospectus forming a part of it, is materially inaccurate or misleading. The SEC Staff currently takes the view that any delegation by the Trustees of the authority to determine that a restricted security is readily marketable (as described in the investment restrictions of the funds) must be pursuant to written procedures established by the Trustees and the Trustees have delegated such authority to Putnam Management.

FUTURES CONTRACTS AND RELATED OPTIONS

Subject to applicable law, each fund may invest without limit in futures contracts and related options for hedging and non-hedging purposes, such as to manage the effective duration of its portfolio or as a substitute for direct investment. A financial futures contract sale creates an obligation by the seller to deliver the type of financial instrument called for in the contract in a specified delivery month for a stated price. A financial futures contract purchase creates an obligation by the purchaser to take delivery of the type of financial instrument called for in the contract in a specified delivery month at a stated price. The specific instruments delivered or taken, respectively, at settlement date are not determined until on or near that date. The determination is made in accordance with the rules of the exchange on which the futures contract sale or purchase was made. Futures contracts are traded in the United States only on commodity exchanges or boards of trade -- known as "contract markets" -- approved for such trading by the Commodity Futures Trading Commission (the "CFTC"), and must be executed through a futures commission merchant or brokerage firm which is a member of the relevant contract market.

Although futures contracts (other than index futures) by their terms call for actual delivery or acceptance of commodities or securities, in most cases the contracts are closed out before the settlement date without the making or taking of delivery. Closing out a futures contract sale is effected by purchasing a futures contract for the same aggregate amount of the specific type of financial instrument or commodity with the same delivery date. If the price of the initial sale of the futures contract exceeds the price of the offsetting purchase, the seller is paid the difference and realizes a gain. Conversely, if the price of the offsetting purchase exceeds the price of the initial sale, the seller realizes a loss. If a fund is unable to enter into a closing transaction, the amount of the fund's potential loss is unlimited. The closing out of a futures contract purchase is effected by the purchaser's entering into a futures contract sale. If the offsetting sale price exceeds the purchase price, the purchaser realizes a gain, and if the purchase price exceeds the offsetting sale price, he realizes a loss. In general, 40% of the gain or loss arising from the closing out of a futures contract traded on an exchange approved by the CFTC is treated as short-term gain or loss, and 60% is treated as long-term gain or loss.

Unlike when each a purchases or sells a security, no price is paid or received by a fund upon the purchase or sale of a futures contract. Upon entering into a contract, each fund is required to deposit with its custodian in a segregated account in the name of the futures broker an amount of liquid assets. This amount is known as "initial margin." The nature of initial margin in futures transactions is different from that of margin in security transactions in that futures contract margin does not involve the borrowing of funds to finance the transactions. Rather, initial margin is similar to a performance bond or good faith deposit which is returned to each fund upon termination of the futures contract, assuming all contractual obligations have been satisfied. Futures contracts also involve brokerage costs.

Subsequent payments, called "variation margin" or "maintenance margin," to and from the broker (or the custodian) are made on a daily basis as the price of the underlying security or commodity fluctuates, making the long and short positions in the futures contract more or less valuable, a process known as "marking to the market." For example, when a fund has purchased a futures contract on a security and the price of the underlying security has risen, that position will have increased in value and the fund will receive from the broker a variation margin payment based on that increase in value. Conversely, when a fund has purchased a security futures contract and the price of the underlying security has declined, the position would be less valuable and the fund would be required to make a variation margin payment to the broker.

Each fund may elect to close some or all of its futures positions at any time prior to their expiration in order to reduce or eliminate a hedge position then currently held by each fund. Each fund may close its positions by taking opposite positions which will operate to terminate the fund's position in the futures contracts. Final determinations of variation margin are then made, additional cash is required to be paid by or released to the fund, and the fund realizes a loss or a gain. Such closing transactions involve additional commission costs.

Each fund does not intend to purchase or sell futures or related options for other than hedging purposes, if, as a result, the sum of the initial margin deposits on the fund's existing futures and related options positions and premiums paid for outstanding options on futures contracts would exceed 5% of the fund's net assets. For options that are "in-the-money" at the time of purchase, the amount by which the option is "in-the-money" is excluded from this calculation.


OPTIONS ON FUTURES CONTRACTS. Each fund may purchase and write call and put options on futures contracts it may buy or sell and enter into closing transactions with respect to such options to terminate existing positions. In return for the premium paid, options on futures contracts give the purchaser the right to assume a position in a futures contract at the specified option exercise price at any time during the period of the option. Each fund may use options on futures contracts in lieu of writing or buying options directly on the underlying securities or purchasing and selling the underlying futures contracts. For example, to hedge against a possible decrease in the value of its portfolio securities, each fund may purchase put options or write call options on futures contracts rather than selling futures contracts. Similarly, each fund may purchase call options or write put options on futures contracts as a substitute for the purchase of futures contracts to hedge against a possible increase in the price of securities which the fund expects to purchase. Such options generally operate in the same manner as options purchased or written directly on the underlying investments.

As with options on securities, the holder or writer of an option may terminate his position by selling or purchasing an offsetting option. There is no guarantee that such closing transactions can be effected.

Each fund will be required to deposit initial margin and maintenance margin with respect to put and call options on futures contracts written by it pursuant to brokers' requirements similar to those described above in connection with the discussion of futures contracts.

RISKS OF TRANSACTIONS IN FUTURES CONTRACTS AND RELATED OPTIONS. Successful use of futures contracts by each fund is subject to Putnam Management's ability to predict movements in various factors affecting securities markets, including interest rates. Compared to the purchase or sale of futures contracts, the purchase of call or put options on futures contracts involves less potential risk to a fund because the maximum amount at risk is the premium paid for the options (plus transaction costs). However, there may be circumstances when the purchase of a call or put option on a futures contract would result in a loss to a fund when the purchase or sale of a futures contract would not, such as when there is no movement in the prices of the hedged investments. The writing of an option on a futures contract involves risks similar to those risks relating to the sale of futures contracts.

The use of options and futures strategies also involves the risk of imperfect correlation among movements in the prices of the securities underlying the futures and options purchased and sold by a fund, of the options and futures contracts themselves, and, in the case of hedging transactions, of the securities which are the subject of a hedge. The successful use of these strategies further depends on the ability of Putnam Management to forecast interest rates and market movements correctly.

There is no assurance that higher than anticipated trading activity or other unforeseen events might not, at times, render certain market clearing facilities inadequate, and thereby result in the institution by exchanges of special procedures which may interfere with the timely execution of customer orders.

To reduce or eliminate a position held by a fund, the fund may seek to close out such position. The ability to establish and close out positions will be subject to the development and maintenance of a liquid secondary market. It is not certain that this market will develop or continue to exist for a particular futures contract or option. Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain contracts or options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of contracts or options, or underlying securities;
(iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or a clearing corporation may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of contracts or options (or a particular class or series of contracts or options), in which event the secondary market on that exchange for such contracts or options (or in the class or series of contracts or options) would cease to exist, although outstanding contracts or options on the exchange that had been issued by a clearing corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

U.S. TREASURY SECURITY FUTURES CONTRACTS AND OPTIONS. U.S. Treasury security futures contracts require the seller to deliver, or the purchaser to take delivery of, the type of U.S. Treasury security called for in the contract at a specified date and price. Options on U.S. Treasury security futures contracts give the purchaser the right in return for the premium paid to assume a position in a U.S. Treasury security futures contract at the specified option exercise price at any time during the period of the option.

Each fund may, for hedging purposes, purchase and sell futures contracts and related options with respect to U.S. Government securities, including U.S. Treasury bills, notes and bonds and may purchase and sell options directly on U.S. Government securities. Putnam Management believes that, under certain market conditions, price movements in U.S. Government securities futures and related options and in options on U.S. Government securities may correlate closely with price movements in tax-exempt securities and may, as a result, provide hedging opportunities for the funds. Such futures and options would be used in a way similar to its use of index futures and options. Each fund will only purchase or sell futures or options when, in the opinion of Putnam Management, price movements in such futures and options are likely to correlate closely with price movements in the tax-exempt securities which are the subject of a hedge.

Successful use of U.S. Treasury security futures contracts by each fund is subject to Putnam Management's ability to predict movements in the direction of interest rates and other factors affecting markets for debt securities. For example, if a fund has sold U.S. Treasury security futures contracts in order to hedge against the possibility of an increase in interest rates which would adversely affect securities held in its portfolio, and the prices of the fund's securities increase instead as a result of a decline in interest rates, the fund will lose part or all of the benefit of the increased value of its securities which it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if a fund has insufficient cash, it may have to sell securities to meet daily maintenance margin requirements at a time when it may be disadvantageous to do so.

There is also a risk that price movements in U.S. Treasury security futures contracts and related options will not correlate closely with price movements in markets for particular securities. For example, if a fund has hedged against a decline in the values of tax-exempt securities held by it by selling Treasury security futures and the values of Treasury securities subsequently increase while the values of its tax-exempt securities decrease, the fund would incur losses on both the Treasury security futures contracts written by it and the tax-exempt securities held in its portfolio.

INDEX FUTURES CONTRACTS. An index futures contract is a contract to buy or sell units of an index at a specified future date at a price agreed upon when the contract is made. Entering into a contract to buy units of an index is commonly referred to as buying or purchasing a contract or holding a long position in the index. Entering into a contract to sell units of an index is commonly referred to as selling a contract or holding a short position. A unit is the current value of the index. Each fund may enter into stock index futures contracts, debt index futures contracts, or other index futures contracts appropriate to its objective(s). Each fund may also purchase and sell options on index futures contracts.

Futures contracts on the long-term municipal bond index are traded on the Chicago Board of Trade and may, as described below, be used for hedging purposes by each fund. However, because the market for such contracts currently lacks liquidity, for the purposes of hedging, each fund currently intends primarily to purchase and sell futures contracts and related options with respect to U.S. Government securities, including U.S. Treasury bills, notes and bonds and may purchase and sell options directly on U.S. Government securities. Putnam Management believes that, under certain market conditions, price movements in U.S. Government securities futures and related options and in options on U.S. Government securities may correlate closely with price movements in tax-exempt securities and may, as a result, provide hedging opportunities for the funds. Such futures and options would be used in a way similar to each fund's use of index futures and options described below.

The Long-Term Municipal Bond Index, made up of high-quality tax-exempt municipal securities with a remaining term to maturity of 19 years or longer, is intended to represent a numerical measure of market performance for long-term tax-exempt bonds. Each fund may purchase and sell futures contracts on this index (or any other tax-exempt bond index approved for trading by the CFTC) to hedge against general changes in market values of tax-exempt securities which it owns or expects to purchase. For example, if Putnam Management expected interest rates to increase, a fund might sell futures contracts on an index. If rates did increase, the value of tax-exempt securities held by each fund would decline, but this decline could be offset in whole or in part by an increase in the value of its position in the index futures contracts. If, on the other hand, each fund held cash reserves and short-term investments pending anticipated investment in tax-exempt securities, and Putnam Management expected interest rates to decline, it might purchase futures contracts on an index. Each fund could thus take advantage of the anticipated rise in the values of tax-exempt securities without actually buying them until the market had stabilized. Each fund may also purchase and sell put and call options on index futures for hedging purposes. If and when trading commences in put and call options on tax-exempt bond indices directly, each fund may also purchase or sell these options for similar hedging purposes.

There are several risks in connection with the use by a fund of index futures. One risk arises because of the imperfect correlation between movements in the prices of the index futures and movements in the prices of securities which are the subject of the hedge. Putnam Management will, however, attempt to reduce this risk by buying or selling, to the extent possible, futures on indices the movements of which will, in its judgment, have a significant correlation with movements in the prices of the securities sought to be hedged.

Successful use of index futures by each fund is also subject to Putnam Management's ability to predict movements in the direction of the market. For example, it is possible that, where a fund has sold futures to hedge its portfolio against a decline in the market, the index on which the futures are written may advance and the value of securities held in the fund's portfolio may decline. If this were to occur, the fund would lose money on the futures and also experience a decline in value in its portfolio securities. It is also possible that, if a fund has hedged against the possibility of a decline in the market adversely affecting securities held in its portfolio and securities prices increase instead, the fund will lose part or all of the benefit of the increased value of those securities it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements at a time when it is disadvantageous to do so.

In addition to the possibility that there may be an imperfect correlation, or no correlation at all, between movements in the index futures and the portion of the portfolio being hedged, the prices of index futures may not correlate perfectly with movements in the underlying index due to certain market distortions. First, all participants in the futures market are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions which could distort the normal relationship between the index and futures markets. Second, margin requirements in the futures market are less onerous than margin requirements in the securities market, and as a result the futures market may attract more speculators than the securities market does. Increased participation by speculators in the futures market may also cause temporary price distortions. Due to the possibility of price distortions in the futures market and also because of the imperfect correlation between movements in the index and movements in the prices of index futures, even a correct forecast of general market trends by Putnam Management may still not result in a profitable position over a short time period.

OPTIONS ON STOCK INDEX FUTURES. Options on index futures are similar to options on securities except that options on index futures give the purchaser the right, in return for the premium paid, to assume a position in an index futures contract (a long position if the option is a call and a short position if the option is a put) at a specified exercise price at any time during the period of the option. Upon exercise of the option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account which represents the amount by which the market price of the index futures contract, at exercise, exceeds (in the case of a call) or is less than (in the case of a put) the exercise price of the option on the index future. If an option is exercised on the last trading day prior to its expiration date, the settlement will be made entirely in cash equal to the difference between the exercise price of the option and the closing level of the index on which the future is based on the expiration date. Purchasers of options who fail to exercise their options prior to the exercise date suffer a loss of the premium paid.

OPTIONS ON INDICES

As an alternative to purchasing call and put options on index futures, each fund may purchase and sell call and put options on the underlying indices themselves. Such options would be used in a manner identical to the use of options on index futures.

INDEX WARRANTS

Each fund may purchase put warrants and call warrants whose values vary depending on the change in the value of one or more specified securities indices ("index warrants"). Index warrants are generally issued by banks or other financial institutions and give the holder the right, at any time during the term of the warrant, to receive upon exercise of the warrant a cash payment from the issuer based on the value of the underlying index at the time of exercise. In general, if the value of the underlying index rises above the exercise price of the index warrant, the holder of a call warrant will be entitled to receive a cash payment from the issuer upon exercise based on the difference between the value of the index and the exercise price of the warrant; if the value of the underlying index falls, the holder of a put warrant will be entitled to receive a cash payment from the issuer upon exercise based on the difference between the exercise price of the warrant and the value of the index. The holder of a warrant would not be entitled to any payments from the issuer at any time when, in the case of a call warrant, the exercise price is greater than the value of the underlying index, or, in the case of a put warrant, the exercise price is less than the value of the underlying index. If each fund were not to exercise an index warrant prior to its expiration, then each fund would lose the amount of the purchase price paid by it for the warrant.

Each fund will normally use index warrants in a manner similar to its use of options on securities indices. The risks of each fund's use of index warrants are generally similar to those relating to its use of index options. Unlike most index options, however, index warrants are issued in limited amounts and are not obligations of a regulated clearing agency, but are backed only by the credit of the bank or other institution which issues the warrant. Also, index warrants generally have longer terms than index options. Although each fund will normally invest only in exchange-listed warrants, index warrants are not likely to be as liquid as certain index options backed by a recognized clearing agency. In addition, the terms of index warrants may limit each fund's ability to exercise the warrants at such time, or in such quantities, as the fund would otherwise wish to do.

SHORT-TERM TRADING

In seeking each fund's objective(s), Putnam Management will buy or sell portfolio securities whenever Putnam Management believes it appropriate to do so. From time to time each fund will buy securities intending to seek short-term trading profits. A change in the securities held by a fund is known as "portfolio turnover" and generally involves some expense to the fund. This expense may include brokerage commissions or dealer markups and other transaction costs on both the sale of securities and the reinvestment of the proceeds in other securities. If sales of portfolio securities cause the fund to realize net short-term capital gains, such gains will be taxable as ordinary income. As a result of each fund's investment policies, under certain market conditions the fund's portfolio turnover rate may be higher than that of other mutual funds. Portfolio turnover rate for a fiscal year is the ratio of the lesser of purchases or sales of portfolio securities to the monthly average of the value of portfolio securities -- excluding securities whose maturities at acquisition were one year or less. Each fund's portfolio turnover rate is not a limiting factor when Putnam Management considers a change in the fund's portfolio.

SECURITIES LOANS

Each fund may make secured loans of its portfolio securities, on either a short-term or long-term basis, amounting to not more than 25% of its total assets, thereby realizing additional income. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. As a matter of policy, securities loans are made to broker-dealers pursuant to agreements requiring that the loans be continuously secured by collateral consisting of cash or short-term debt obligations at least equal at all times to the value of the securities on loan, "marked-to-market" daily. The borrower pays to each fund an amount equal to any dividends or interest received on securities lent. Each fund retains all or a portion of the interest received on investment of the cash collateral or receives a fee from the borrower. Although voting rights, or rights to consent, with respect to the loaned securities may pass to the borrower, each fund retains the right to call the loans at any time on reasonable notice, and it will do so to enable the fund to exercise voting rights on any matters materially affecting the investment. Each fund may also call such loans in order to sell the securities.

REPURCHASE AGREEMENTS

Each fund may enter into repurchase agreements, amounting to not more than 25% of its total assets. A repurchase agreement is a contract under which each fund acquires a security for a relatively short period (usually not more than one week) subject to the obligation of the seller to repurchase and the fund to resell such security at a fixed time and price (representing each fund's cost plus interest). It is each fund's present intention to enter into repurchase agreements only with commercial banks and registered broker-dealers and only with respect to obligations of the U.S. government or its agencies or instrumentalities. Repurchase agreements may also be viewed as loans made by each fund which are collateralized by the securities subject to repurchase. Putnam Management will monitor such transactions to ensure that the value of the underlying securities will be at least equal at all times to the total amount of the repurchase obligation, including the interest factor. If the seller defaults, the fund could realize a loss on the sale of the underlying security to the extent that the proceeds of the sale including accrued interest are less than the resale price provided in the agreement including interest. In addition, if the seller should be involved in bankruptcy or insolvency proceedings, the fund may incur delay and costs in selling the underlying security or may suffer a loss of principal and interest if the fund is treated as an unsecured creditor and required to return the underlying collateral to the seller's estate. A fund's investments in repurchase agreements generally will give rise to taxable income.

Pursuant to an exemptive order issued by the Securities and Exchange Commission, each fund may transfer uninvested cash balances into a joint account, along with cash of other Putnam funds and certain other accounts. These balances may be invested in one or more repurchase agreements and/or short-term money market instruments.

FORWARD COMMITMENTS

Each fund may enter into contracts to purchase securities for a fixed price at a future date beyond customary settlement time ("forward commitments") if the fund sets aside, on the books and records of its custodian, liquid assets in an amount sufficient to meet the purchase price, or if the fund enters into offsetting contracts for the forward sale of other securities it owns. In the case of to-be-announced ("TBA") purchase commitments, the unit price and the estimated principal amount are established when a fund enters into a contract, with the actual principal amount being within a specified range of the estimate. Forward commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to the settlement date, which risk is in addition to the risk of decline in the value of the fund's other assets. Where such purchases are made through dealers, the fund relies on the dealer to consummate the sale. The dealer's failure to do so may result in the loss to the fund of an advantageous yield or price. Although each fund will generally enter into forward commitments with the intention of acquiring securities for its portfolio or for delivery pursuant to options contracts it has entered into, the fund may dispose of a commitment prior to settlement if Putnam Management deems it appropriate to do so. Each fund may realize short-term profits or losses upon the sale of forward commitments.

Each fund may enter into TBA sale commitments to hedge its portfolio positions or to sell securities it owns under delayed delivery arrangements. Proceeds of TBA sale commitments are not received until the contractual settlement date. During the time a TBA sale commitment is outstanding, equivalent deliverable securities, or an offsetting TBA purchase commitment deliverable on or before the sale commitment date, are held as "cover" for the transaction. Unsettled TBA sale commitments are valued at current market value of the underlying securities. If the TBA sale commitment is closed through the acquisition of an offsetting purchase commitment, the fund realizes a gain or loss on the commitment without regard to any unrealized gain or loss on the underlying security. If the fund delivers securities under the commitment, the fund realizes a gain or loss from the sale of the securities based upon the unit price established at the date the commitment was entered into.

SWAP AGREEMENTS

Each fund may enter into swap agreements and other types of over-the-counter transactions with broker-dealers or other financial institutions. Depending on their structures, swap agreements may increase or decrease each fund's exposure to long-or short-term interest rates (in the United States or abroad), foreign currency values, mortgage securities, corporate borrowing rates, or other factors such as security prices or inflation rates. The value of each fund's swap positions would increase or decrease depending on the changes in value of the underlying rates, currency values, or other indices or measures. Each fund's ability to engage in certain swap transactions may be limited by tax considerations.

Each fund's ability to realize a profit from such transactions will depend on the ability of the financial institutions with which it enters into the transactions to meet their obligations to the fund. Under certain circumstances, suitable transactions may not be available to the fund, or the fund may be unable to close out its position under such transactions at the same time, or at the same price, as if it had purchased comparable publicly traded securities.

DERIVATIVES

Certain of the instruments in which each fund may invest, such as futures contracts, options and forward contracts, are considered to be "derivatives." Derivatives are financial instruments whose value depends upon, or is derived from, the value of an underlying asset, such as a security or an index. Further information about these instruments and the risks involved in their use is included elsewhere in the prospectus or in this SAI. Each fund's use of derivatives may cause the fund to recognize higher amounts of short-term capital gains, generally taxed to shareholders at ordinary income tax rates.

TAXES

TAXATION OF EACH FUND. Each fund intends to qualify each year for treatment as a regulated investment company under the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). In order to qualify for the special tax treatment accorded regulated investment companies and their shareholders, each fund must, among other things:

(a) derive at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, and gains from the sale of stock, securities and foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies;

(b) distribute with respect to each taxable year at least 90% of the sum of its taxable net investment income, its net tax-exempt income, and the excess, if any, of net short-term capital gains over net long-term capital losses for such year; and

(c) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of each fund's assets is represented by cash and cash items, U.S. government securities, securities of other regulated investment companies, and other securities limited in respect of any one issuer to a value not greater than 5% of the value of each fund's total assets and to not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its assets is invested in the securities (other than those of the U.S. Government or other regulated investment companies) of any one issuer or of two or more issuers which each fund controls and which are engaged in the same, similar, or related trades or businesses.

If each fund qualifies as a regulated investment company that is accorded special tax treatment, each fund will not be subject to federal income tax on income distributed timely to its shareholders in the form of dividends (including capital gain dividends).

If each fund failed to qualify as a regulated investment company accorded special tax treatment in any taxable year, each fund would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to shareholders as ordinary income. In addition, each fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before requalifying as a regulated investment company that is accorded special tax treatment.

If each fund fails to distribute in a calendar year substantially all of its ordinary income for such year and substantially all of its capital gain net income for the one-year period ending October 31 (or later if each fund is permitted so to elect and so elects), plus any retained amount from the prior year, each fund will be subject to a 4% excise tax on the undistributed amounts. A dividend paid to shareholders in January of a year generally is deemed to have been paid by each fund on December 31 of the preceding year, if the dividend was declared and payable to shareholders of record on a date in October, November or December of that preceding year. Each fund intends generally to make distributions sufficient to avoid imposition of the 4% excise tax.

FUND DISTRIBUTIONS. Distributions from each fund (other than exempt-interest dividends, as discussed below) will be taxable to shareholders as ordinary income to the extent derived from investment income and net short-term gains. Distributions of net capital gains (that is, the excess of net gains from capital assets held more than one year over net losses from capital assets held for not more than one year) will be taxable to shareholders as such, regardless of how long a shareholder has held the shares in each fund.

Each fund's expenses attributable to earning tax-exempt income do not reduce that fund's current earnings and profits; therefore, distributions in excess of that fund's net tax-exempt and taxable income may be treated as taxable dividends to the extent of the fund's remaining "earnings and profits" (which provides the measure of the fund's dividend-paying capacity for tax purposes). Distribution of each fund's net tax-exempt and taxable income could occur, for example, if the fund's book income exceeded its net tax-exempt and taxable income. Differences in each fund's book income and its net tax-exempt and taxable income may arise from certain of the fund's hedging and investment activities. See "Hedging Transactions" below.

EXEMPT-INTEREST DIVIDENDS. Each fund will be qualified to pay exempt-interest dividends to its shareholders only if, at the close of each quarter of each fund's taxable year, at least 50% of the total value of each fund's assets consists of obligations the interest on which is exempt from federal income tax under Code Section 103(a). Distributions that each fund properly designates as exempt-interest dividends are treated as interest excludable from shareholders' gross income for federal income tax purposes but may be taxable for federal alternative minimum tax purposes and for state and local purposes. If each fund intends to be qualified to pay exempt-interest dividends, each fund may be limited in its ability to enter into taxable transactions involving forward commitments, repurchase agreements, financial futures and options contracts on financial futures, tax-exempt bond indices and other assets.

The receipt of exempt-interest dividends may affect the portion, if any, of a person's Social Security and Railroad Retirement benefits that will be includable in gross income subject to federal income tax. Up to 85% of Social Security and Railroad Retirement benefits may be included in gross income in cases where the recipient's combined income, consisting of adjusted gross income (with certain adjustments), tax-exempt interest income and one-half of any Social Security and Railroad Retirement benefits, exceeds an adjusted base amount ($34,000 for a single individual and $44,000 for individuals filing a joint return). Shareholders receiving Social Security or Railroad Retirement benefits should consult their tax advisers.

Under the Code, the interest on certain "private activity bonds" issued after August 7, 1986 is treated as a preference item and is (after reduction by applicable expenses) included in federal alternative minimum taxable income. Each fund will furnish to shareholders annually a report indicating the percentage of fund income treated as a preference item for AMT purposes. In addition, for corporations, alternative minimum taxable income is increased by a percentage of the excess of an alternative measure of income that includes interest on all tax-exempt securities over the amount otherwise determined to be alternative minimum taxable income. Accordingly, the portion of each fund's dividends that would otherwise be tax-exempt to the shareholders may cause an investor to be subject to the AMT or may increase the tax liability of an investor who is subject to such tax.

Legislation has been introduced in recent years that would reinstate a deductible tax (the "Environmental Tax") imposed through tax years beginning before 1996, at a rate of 0.12% on a corporation's alternative minimum taxable income (computed without regard to the AMT net operating loss deduction) in excess of $2,000,000. If the Environmental Tax is reinstated, exempt-interest dividends that are included in a corporate shareholder's alternative minimum taxable income may subject corporate shareholders of each fund to the Environmental Tax.

Under federal tax law in effect at the date of this SAI, a shareholder's interest deduction generally will not be disallowed if the average adjusted basis of the shareholder's tax-exempt obligations (including shares of preferred stock) does not exceed two percent of the average adjusted basis of the shareholder's trade or business assets (in the case of most corporations) or portfolio investments (in the case of individuals). Legislation has been introduced in recent years that would further limit or repeal this two-percent de minimis exception, which could reduce the total after-tax yield of the preferred shares to investors to when the de minimis exception would otherwise apply.

Each fund designates distributions made to the share classes as consisting of a portion of each type of income distributed by the fund. The portion of each type of income deemed received by each class of shareholders is equal to the portion of total fund distributions received by such class. Thus, each fund will designate dividends paid as exempt-interest dividends in a manner that allocates such dividends between the preferred and common shareholders in proportion to the total dividends paid to each class during or with respect to the taxable year, or otherwise as required by applicable law. Long-term capital gain distributions and other income subject to regular federal income tax will similarly be allocated between the two (or more) classes. No dividend that each fund pays will be increased to compensate for the fact that it may be subject to state and local taxes.

Dividend and capital gains distributions will be taxable as described above whether received in cash or in shares. A shareholder whose distributions are reinvested in shares will be treated as having received the amount of cash allocated to the shareholder for the purchase of shares on its behalf.

Part or all of the interest on indebtedness, if any, incurred or continued by a shareholder to purchase or carry shares of each fund paying exempt-interest dividends is not deductible. The portion of interest that is not deductible is equal to the total interest paid or accrued on the indebtedness, multiplied by the percentage of each fund's total distributions (not including distributions from net long-term capital gains) paid to the shareholder that are exempt-interest dividends. Under rules used by the Internal Revenue Service to determine when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of shares may be considered to have been made with borrowed funds even though such funds are not directly traceable to the purchase of shares.

In general, exempt-interest dividends, if any, attributable to interest received on certain private activity obligations and certain industrial development bonds will not be tax-exempt to any shareholders who are "substantial users," within the meaning of Section 147(a) of the Code, of the facilities financed by such obligations or bonds or who are "related persons" of such substantial users.

Each fund which is qualified to pay exempt-interest dividends will inform investors within 60 days of each fund's fiscal year-end of the percentage of its income distributions designated as tax-exempt. The percentage is applied uniformly to all distributions made during the year. The percentage of income designated as tax-exempt for any particular distribution may be substantially different from the percentage of each fund's income that was tax-exempt during the period covered by the distribution.

HEDGING TRANSACTIONS. If each fund engages in hedging transactions, including hedging transactions in options, futures contracts, and straddles, or other similar transactions, it will be subject to special tax rules (including constructive sale, mark-to-market, straddle, wash sale, and short sale rules), the effect of which may be to accelerate income to each fund, defer losses to each fund, cause adjustments in the holding periods of each fund's securities, convert long-term capital gains into short-term capital gains or convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders. Income earned as a result of a fund's hedging activities will not be eligible to be treated as exempt interest dividends when distributed to shareholders. Each fund will endeavor to make any available elections pertaining to such transactions in a manner believed to be in the best interests of each fund.

Certain of each fund's hedging activities (including its transactions, if any, in foreign currencies or foreign currency-denominated instruments) are likely to produce a difference between its book income and the sum of its net tax-exempt and taxable income. If each fund's book income exceeds its net tax-exempt income, the distribution (if any) of such excess will be treated as
(i) a dividend to the extent of each fund's remaining earnings and profits (including earnings and profits arising from tax-exempt income),
(ii) thereafter as a return of capital to the extent of the recipient's basis in the shares, and (iii) thereafter as gain from the sale or exchange of a capital asset. If each fund's book income is less than the sum of its net tax-exempt and taxable income, each fund could be required to make distributions exceeding book income to qualify as a regulated investment company that is accorded special tax treatment.

RETURN OF CAPITAL DISTRIBUTIONS. If each fund makes a distribution to you in excess of its current and accumulated "earnings and profits" in any taxable year, the excess distribution will be treated as a return of capital to the extent of your tax basis in your shares, and thereafter as capital gain. A return of capital is not taxable, but it reduces your tax basis in your shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by you of your shares.

Dividends and distributions on each fund's shares are generally subject to federal income tax as described herein to the extent they do not exceed each fund's realized income and gains, even though such dividends and distributions may economically represent a return of a particular shareholder's investment. Such distributions are likely to occur in respect of shares purchased at a time when each fund's net asset value reflects gains that are either unrealized, or realized but not distributed. Such realized gains may be required to be distributed even when a fund's net asset value also reflects unrealized losses. Distributions are taxable to a shareholder even if they are paid from income or gains earned by each fund prior to the shareholders investment (and thus were included in the price paid by the shareholders).

SECURITIES ISSUED OR PURCHASED AT A DISCOUNT. Each fund's investment in securities issued at a discount and certain other obligations will (and investments in securities purchased at a discount may) require each fund to accrue and distribute income not yet received. In order to generate sufficient cash to make the requisite distributions, each fund may be required to sell securities in its portfolio that it otherwise would have continued to hold.

CAPITAL LOSS CARRYOVER. Distributions from capital gains are generally made after applying any available capital loss carryovers. The amounts and expiration dates of any capital loss carryovers available to each fund are shown in Note 1 (federal income taxes) to the financial statements included in Part I of this SAI or incorporated by reference into this SAI.

SALE OR REDEMPTION OF SHARES. The sale, exchange or redemption of fund shares may give rise to a gain or loss. In general, any gain or loss realized upon a taxable disposition of shares will be treated as long-term capital gain or loss if the shares have been held for more than 12 months. Otherwise the gain or loss on the taxable disposition of fund shares will be treated as short-term capital gain or loss. However, if a shareholder sells shares at a loss within six months of purchase, any loss will be disallowed for federal income tax purposes to the extent of any exempt-interest dividends received on such shares. In addition, any loss (not already disallowed as provided in the preceding sentence) realized upon a taxable disposition of shares held for six months or less will be treated as long-term, rather than short-term, to the extent of any long-term capital gain distributions received by the shareholder with respect to the shares. All or a portion of any loss realized upon a taxable disposition of fund shares will be disallowed if other shares of the same fund are purchased within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.

From time to time each fund may make a tender offer for its common shares. It is expected that the terms of any such offer will require a tendering shareholder to tender all common shares, and dispose of all preferred shares, held, or considered under certain attribution rules of the Code to be held, by such shareholder. Shareholders who tender all common shares and dispose of all preferred shares held, or considered to be held, by them will be treated as having sold their shares and generally will realize a capital gain or loss. If a shareholder tenders fewer than all of its common shares, but retains a substantial portion of its preferred shares, such shareholder may be treated as having received a taxable dividend upon the tender of its common shares. In such a case, there is a remote risk that non-tendering shareholders will be treated as having received taxable distributions from a fund. Likewise, if each fund redeems some but not all of the preferred shares held by a preferred shareholder and such shareholder is treated as having received a taxable dividend upon such redemption, there is a remote risk that common shareholders and non-redeeming preferred shareholders will be treated as having received taxable distributions from the fund. To the exent that the fund recognizes net gains on the liquidation of portfolio securities to meet such tenders of common shares, the fund will be required to make additional distributions to its shareholders.

BACKUP WITHHOLDING. Each fund generally is required to withhold and remit to the U.S. Treasury 31% of the taxable dividends and other distributions paid to any individual shareholder who fails to furnish each fund with a correct taxpayer identification number (TIN), who has under-reported dividends or interest income, or who fails to certify to each fund that he or she is not subject to such withholding.

The Internal Revenue Service recently revised its regulations affecting the application to foreign investors of the back-up withholding and withholding tax rules described above. The new regulations are generally effective for payments made after December 31, 2000 (although transition rules will apply). In some circumstances, the new rules will increase the certification and filing requirements imposed on foreign investors in order to qualify for exemption from the 31% back-up withholding tax rates and for reduced withholding tax rates under income tax treaties. Foreign investors in a fund should consult their tax advisers with respect to the potential application of these new regulations.

MANAGEMENT

TRUSTEES NAME (DATE OF BIRTH)

JOHN A. HILL (1/31/42), Chairman and Trustee. Vice-Chairman and Managing Director, First Reserve Corporation (a registered investment adviser investing in companies in the world-wide energy industry on behalf of institutional investors). Director of Devon Energy Corporation (formerly known as Snyder Oil Corporation), TransMontaigne Oil Company, St. Lukes-Roosevelt, a New York City hospital, and various private companies owned by First Reserve Corporation.

JAMESON A. BAXTER (9/6/43), Trustee. President, Baxter Associates, Inc. (a management consulting and private investments firm). Director of ASHTA Chemicals, Inc., Banta Corporation (a printing and digital imaging firm), and Ryerson Tull, Inc. (a steel service corporation). Chairman Emeritus of the Board of Trustees, Mount Holyoke College.

+HANS H. ESTIN (9/8/28), Trustee. Chartered Financial Analyst and Vice Chairman, North American Management Corp. (a registered investment adviser).

RONALD J. JACKSON (12/17/43), Trustee. Former Chairman, President and Chief Executive Officer of Fisher-Price, Inc. (a toy manufacturer).

PAUL L. JOSKOW (6/30/47), Trustee. Elizabeth and James Killian Professor of Economics and Management and Director of the Center for Energy and Environmental Policy Research, Massachusetts Institute of Technology. Director, National Grid Group (a UK based holding company with interests in electric power and telecommunications networks), State Farm Indemnity Company (an automobile insurance company) and the Whitehead Institute for Biomedical Research (a non-profit research institution). President of the Yale University Council.

ELIZABETH T. KENNAN (2/25/38), Trustee. President Emeritus of Mount Holyoke College. Director, Northeast Utilities, Talbots (a distributor of women's apparel) and Cambus-Kenneth Bloodstock (a limited liability company involved in thoroughbred horse breeding and farming). Trustee of Franklin Pierce College.

*LAWRENCE J. LASSER (11/1/42), Trustee and Vice President. President, Chief Executive Officer and Director of Putnam Investments, LLC and Putnam Investment Management, LLC. Director of Marsh & McLennan Companies, Inc. and the United Way of Massachusetts Bay.

JOHN H. MULLIN, III (6/15/41), Trustee. Chairman and CEO of Ridgeway Farm (a limited liability company engaged in timber and farming). Director of Graphic Packaging International Corp. (a company engaged in the manufacture of packaging products, formerly known as ACX Technologies, Inc.), Alex. Brown Realty, Inc., The Liberty Corporation (a company engaged in the broadcasting industry) and Progress Energy, Inc. (a utility company formerly known as Carolina Power & Light).

+ROBERT E. PATTERSON (3/15/45), Trustee. President and Trustee of Cabot Industrial Trust (a publicly traded real estate investment trust). Director of Brandywine Trust Company.

*GEORGE PUTNAM III (8/10/51), President and Trustee. President, New Generation Research, Inc. (a publisher of financial advisory and other research services relating to bankrupt and distressed companies) and New Generation Advisers, Inc. (a registered investment adviser). Director of The Boston Family Office, L.L.C. (a registered investment advisor).

*A.J.C. SMITH (4/13/34), Trustee. Director of Marsh & McLennan Companies, Inc. and Trident Corp. (a limited partnership with over 30 institutional investors).

W. THOMAS STEPHENS (9/2/42), Trustee. Former President and Chief Executive Officer of MacMillan Bloedel Ltd. (a forest products and building materials company). Chairman of Mail-Well (a printing and envelope company) and Director of Qwest Communications, Xcel Energy Inc. (a public utility company formerly known as New Century Energies), Trans Canada Pipeliners and Norske Skog Canada Ltd. (a paper company formerly known as Fletcher Challenger Canada).

W. NICHOLAS THORNDIKE (3/28/33), Trustee. Director of various corporations and charitable organizations, including Courier Corporation (a book manufacturer) and Providence Journal Co. (a newspaper publisher). Trustee of Cabot Industrial Trust (a publicly traded real estate investment trust) and Northeastern University. Member of the Advisory Board of National Grid USA (an electric company).

OFFICERS NAME (DATE OF BIRTH)

CHARLES E. PORTER (7/26/38), Executive Vice President, Treasurer and Principal Financial Officer. Managing Director of Putnam Investments, LLC and Putnam management.

PATRICIA C. FLAHERTY (12/1/46), Senior Vice President. Senior Vice President of Putnam Investments, LLC and Putnam Management.

GORDON H. SILVER (7/3/47), Vice President. Senior Managing Director of Putnam Investments, LLC and Putnam Management.

BRETT C. BROWCHUK (2/27/63), Vice President. Managing Director of Putnam Management.

IAN C. FERGUSON (7/3/57), Vice President. Senior Managing Director of Putnam Investments, LLC and Putnam Management.

RICHARD A. MONAGHAN (8/25/54), Vice President. Managing Director of Putnam Investments, LLC, Putnam Management and Putnam Retail Management.

RICHARD G. LEIBOVITCH (10/31/63), Vice President. Managing Director of Putnam Management. Prior to February 1999, Mr. Leibovitch was a Managing Director at J.P. Morgan.

JOHN R. VERANI (6/11/39), Vice President. Senior Vice President of Putnam Investments, LLC and Putnam Management.

STEPHEN M. ORISTAGLIO (8/21/55), Vice President. Senior Managing Director of Putnam Management. Prior to July 1998, Mr. Oristaglio was a Managing Director at Swiss Bank Corp.

JEROME J.JACOBS (8/20/58), Vice President. Managing Director of Putnam Management. Prior to October 1996, Mr. Jacobs was a Managing Director at The Vanguard Group.

MICHAEL T. HEALY (1/24/58), Assistant Treasurer (Principal Accounting Officer). Managing Director of Putnam Investments, LLC.

JUDITH COHEN (6/7/45), Clerk.

*Trustees who are or may be deemed to be "interested persons" (as defined in the Investment Company Act of 1940) of each fund, Putnam Management or Putnam Retail Management.

Messrs. Putnam, Lasser and Smith are deemed "interested persons" by virtue of their positions as officers or shareholders of each fund, or directors of Putnam Management or Marsh & McLennan Companies, Inc., the parent company of Putnam Management.

+Members of the Executive Committee of the Trustees. The Executive Committee meets between regular meetings of the Trustees as may be required to review investment matters and other affairs of each fund and may exercise all of the powers of the Trustees.

The mailing address of each of the officers and Trustees is One Post Office Square, Boston, Massachusetts 02109.

    Except as stated below, the principal occupations of the officers and Trustees for the last five years have been with the employers as shown above, although in some cases they have held different positions with such employers. Prior to May 2000 and November 1999, Mr. Smith was Chairman and CEO, respectively, of Marsh & McLennan Companies, Inc. Prior to September 1998, Mr. Joskow was a consultant to National Economic Research Associates. Prior to 1996, Mr. Stephens was Chairman of the Board of Directors, President and Chief Executive Officer of Johns Manville Corporation. Prior to April 1996, Mr. Ferguson was CEO at Hong Kong Shanghai Banking Corporation. Prior to February 1998, Mr. Patterson was Executive Vice President and

Director of Acquisitions of Cabot Partners Limited Partnership. Prior to November 1998, Mr. Monaghan was Managing Director at Merrill Lynch.

Each Trustee of each fund receives an annual fee and an additional fee for each Trustees' meeting attended. Trustees who are not interested persons of Putnam Management and who serve on committees of the Trustees receive additional fees for attendance at certain committee meetings and for special services rendered in that connection. All of the Trustees are Trustees of all the Putnam funds and each receives fees for his or her services. FOR DETAILS OF TRUSTEES' FEES PAID BY EACH FUND AND INFORMATION CONCERNING RETIREMENT GUIDELINES FOR THE TRUSTEES, SEE "CHARGES AND EXPENSES - TRUSTEE RESPONSIBILITIES AND FEES" ABOVE.

The Agreement and Declaration of Trust of each fund provides that each fund will indemnify its Trustees and officers against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with each fund, except if it is determined in the manner specified in the Agreement and Declaration of Trust that they have not acted in good faith in the reasonable belief that their actions were in the best interests of each fund or that such indemnification would relieve any officer or Trustee of any liability to each fund or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties. Each fund, at its expense, provides liability insurance for the benefit of its Trustees and officers.

PUTNAM MANAGEMENT AND ITS AFFILIATES

Putnam Management is one of America's oldest and largest money management firms. Putnam Management's staff of experienced portfolio managers and research analysts selects securities and constantly supervises each fund's portfolio. By pooling an investor's money with that of other investors, a greater variety of securities can be purchased than would be the case individually; the resulting diversification helps reduce investment risk. Putnam Management has been managing mutual funds since 1937. As of December 31, 2000, the firm serves as the investment manager for the funds in the Putnam Family, with over $275 billion in assets in nearly 13 million shareholder accounts. An affiliate, The Putnam Advisory Company, LLC, manages domestic and foreign institutional accounts and mutual funds, including the accounts of many Fortune 500 companies. Another affiliate, Putnam Fiduciary Trust Company, provides investment advice to institutional clients under its banking and fiduciary powers. At December 31, 2000, Putnam Management and its affiliates managed $370 billion in assets.

Putnam Management and Putnam Fiduciary Trust Company are subsidiaries of Putnam Investments, LLC, a holding company which in turn is, except for a minority stake owned by employees, owned by Marsh & McLennan Companies, Inc., a publicly-owned holding company whose principal businesses are international insurance and reinsurance brokerage, employee benefit consulting and investment management.

Trustees and officers of each fund who are also officers of Putnam Management or its affiliates or who are stockholders of Marsh & McLennan Companies, Inc. will benefit from the advisory fees, sales commissions, distribution fees, custodian fees and transfer agency fees paid or allowed by each fund.

THE MANAGEMENT CONTRACT

Under a Management Contract between each fund and Putnam Management, subject to such policies as the Trustees may determine, Putnam Management, at its expense, furnishes continuously an investment program for each fund and makes investment decisions on behalf of each fund. Subject to the control of the Trustees, under a Management Contract for Trust II and under the Administrative Services Contract for Trust III, Putnam Management also manages, supervises and conducts the other affairs and business of each fund, furnishes office space and equipment, provides bookkeeping and clerical services (including determination of each fund's net asset value, but excluding shareholder accounting services) and places all orders for the purchase and sale of each fund's portfolio securities. Putnam Management may place fund portfolio transactions with broker-dealers that furnish Putnam Management, without cost to it, certain research, statistical and quotation services of value to Putnam Management and its affiliates in advising each fund and other clients. In so doing, Putnam Management may cause each fund to pay greater brokerage commissions than it might otherwise pay.

Putnam Management's compensation under the Management Contract may also be reduced if the amount of dividends payable with respect to any Preferred Shares during any period for which regular payments of dividends or other distributions on such Preferred Shares are payable (each, a "Dividend Period") plus expenses attributable to such Preferred Shares for such Dividend Period exceeds the portion of the fund's net income and not short-term capital gains (but not long-term capital gains) accruing during such Dividend Period as a result of the fact that such Preferred, Shares were outstanding during such Period, then the fee payable to Putnam under the Management Contract will be reduced by the amount of such excess; PROVIDED, HOWEVER, that the amount of such reduction for any such Period shall not exceed the amount determined by multiplying (i) the aggregate liquidation preference of the average number of Preferred Shares outstanding during the Period, by (ii) the percentage of the aggregate net asset value of the Fund which the fee payable to Putnam during such Period pursuant to this Section 3 would constitute without giving effect to such reduction.

In addition to the fee paid to Putnam Management, each fund reimburses Putnam Management for the compensation and related expenses of certain officers of each fund and their assistants who provide certain administrative services for each fund and the other Putnam funds, each of which bears an allocated share of the foregoing costs. The aggregate amount of all such payments and reimbursements is determined annually by the Trustees.

THE AMOUNT OF THIS REIMBURSEMENT FOR EACH FUND'S MOST RECENT FISCAL YEAR IS INCLUDED IN "CHARGES AND EXPENSES - ADMINISTRATIVE EXPENSE REIMBURSEMENT" ABOVE. Putnam Management pays all other salaries of officers of each fund. Each fund pays all expenses not assumed by Putnam Management including, without limitation, auditing, legal, custodial, investor servicing and shareholder reporting expenses. Each fund pays the cost of typesetting for its prospectuses and the cost of printing and mailing any prospectuses sent to its shareholders. Putnam Retail Management pays the cost of printing and distributing all other prospectuses.

The Management Contract provides that Putnam Management shall not be subject to any liability to each fund or to any shareholder of each fund for any act or omission in the course of or connected with rendering services to each fund in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its duties on the part of Putnam Management.

The Management Contract may be terminated without penalty by vote of the Trustees or the shareholders of each fund, or by Putnam Management, on 30 days' written notice. It may be amended only by a vote of the shareholders of each fund. The Management Contract also terminates without payment of any penalty in the event of its assignment. The Management Contract provides that it will continue in effect only so long as such continuance is approved at least annually by vote of either the Trustees or the shareholders, and, in either case, by a majority of the Trustees who are not "interested persons" of Putnam Management or each fund. In each of the foregoing cases, the vote of the shareholders is the affirmative vote of a "majority of the outstanding voting securities" as defined in the Investment Company Act of 1940.

PORTFOLIO TRANSACTIONS

INVESTMENT DECISIONS. Investment decisions for each fund and for the other investment advisory clients of Putnam Management and its affiliates are made with a view to achieving their respective investment objectives. Investment decisions are the product of many factors in addition to basic suitability for the particular client involved. Thus, a particular security may be bought or sold for certain clients even though it could have been bought or sold for other clients at the same time. Likewise, a particular security may be bought for one or more clients when one or more other clients are selling the security. In some instances, one client may sell a particular security to another client. It also sometimes happens that two or more clients simultaneously purchase or sell the same security, in which event each day's transactions in such security are, insofar as possible, averaged as to price and allocated between such clients in a manner which in Putnam Management's opinion is equitable to each and in accordance with the amount being purchased or sold by each. There may be circumstances when purchases or sales of portfolio securities for one or more clients will have an adverse effect on other clients.

BROKERAGE AND RESEARCH SERVICES. Transactions on U.S. stock exchanges, commodities markets and futures markets and other agency transactions involve the payment by each fund of negotiated brokerage commissions. Such commissions vary among different brokers. A particular broker may charge different commissions according to such factors as the difficulty and size of the transaction. Transactions in foreign investments often involve the payment of fixed brokerage commissions, which may be higher than those in the United States. There is generally no stated commission in the case of securities traded in the over-the-counter markets, but the price paid by each fund usually includes an undisclosed dealer commission or mark-up. In underwritten offerings, the price paid by each fund includes a disclosed, fixed commission or discount retained by the underwriter or dealer. It is anticipated that most purchases and sales of securities by funds investing primarily in tax-exempt securities and certain other fixed-income securities will be with the issuer or with underwriters of or dealers in those securities, acting as principal. Accordingly, those funds would not ordinarily pay significant brokerage commissions with respect to securities transactions. SEE "CHARGES AND EXPENSES - BROKERAGE COMMISSIONS" ABOVE FOR INFORMATION CONCERNING COMMISSIONS PAID BY THE FUNDS.

It has for many years been a common practice in the investment advisory business for advisers of investment companies and other institutional investors to receive brokerage and research services (as defined in the Securities Exchange Act of 1934, as amended (the "1934 Act")) from broker-dealers that execute portfolio transactions for the clients of such advisers and from third parties with which such broker-dealers have arrangements. Consistent with this practice, Putnam Management receives brokerage and research services and other similar services from many broker-dealers with which Putnam Management places each fund's portfolio transactions and from third parties with which these broker-dealers have arrangements. These services include such matters as economic analysis, investment research and database services, industry and company reviews, evaluations of investments, recommendations as to the purchase and sale of investments, performance measurement services, subscriptions, pricing services, quotation services, news services and computer equipment (investment-related hardware and software) utilized by Putnam Management's managers and analysts. Where the services referred to above are used by Putnam Management not exclusively for research purposes, Putnam Management, based upon its own allocations of expected use, bears that portion of the cost of these services which directly relates to their non-research use. Some of these services are of value to Putnam Management and its affiliates in advising various of their clients (including each fund), although not all of these services are necessarily useful and of value in managing each fund. The management fee paid by each fund is not reduced because Putnam Management and its affiliates receive these services even though Putnam Management might otherwise be required to purchase some of these services for cash.

Putnam Management places all orders for the purchase and sale of portfolio investments for each fund and buys and sells investments for each fund through a substantial number of brokers and dealers. In so doing, Putnam Management uses its best efforts to obtain for each fund the most favorable price and execution available, except to the extent it may be permitted to pay higher brokerage commissions as described below. In seeking the most favorable price and execution, Putnam Management, having in mind each fund's best interests, considers all factors it deems relevant, including, by way of illustration, price, the size of the transaction, the nature of the market for the security or other investment, the amount of the commission, the timing of the transaction taking into account market prices and trends, the reputation, experience and financial stability of the broker-dealer involved and the quality of service rendered by the broker-dealer in other transactions.

As permitted by Section 28(e) of the 1934 Act, and by the Management Contract, Putnam Management may cause each fund to pay a broker-dealer which provides "brokerage and research services" (as defined in the 1934 Act) to Putnam Management an amount of disclosed commission for effecting securities transactions on stock exchanges and other transactions for each fund on an agency basis in excess of the commission which another broker-dealer would have charged for effecting that transaction. Putnam Management's authority to cause each fund to pay any such greater commissions is subject to such policies as the Trustees may adopt from time to time. Putnam Management does not currently intend to cause each fund to make such payments. It is the position of the staff of the Securities and Exchange Commission that Section 28(e) does not apply to the payment of such greater commissions in "principal" transactions. Accordingly Putnam Management will use its best effort to obtain the most favorable price and execution available with respect to such transactions, as described above.

The Management Contract provides that commissions, fees, brokerage or similar payments received by Putnam Management or an affiliate in connection with the purchase and sale of portfolio investments of each fund, less any direct expenses approved by the Trustees, shall be recaptured by each fund through a reduction of the fee payable by each fund under the Management Contract. Putnam Management seeks to recapture for each fund soliciting dealer fees on the tender of each fund's portfolio securities in tender or exchange offers. Any such fees which may be recaptured are likely to be minor in amount.

Consistent with the Conduct Rules of the National Association of Securities Dealers, Inc. and subject to seeking the most favorable price and execution available and such other policies as the Trustees may determine, Putnam Management may consider sales of shares of each fund (and, if permitted by law, of the other Putnam funds) as a factor in the selection of broker-dealers to execute portfolio transactions for each fund.

PERSONAL INVESTMENTS BY EMPLOYEES OF PUTNAM MANAGEMENT AND OFFICERS AND TRUSTEES OF THE FUNDS

Employees of Putnam Management and officers and Trustees of the funds are subject to significant restrictions on engaging in personal securities transactions. These restrictions are set forth in the Codes of Ethics adopted by Putnam Management and Putnam Retail Management (The Putnam Investments' Code of Ethics) and by each fund (the Putnam Funds' Code of Ethics). The Putnam Investments' Code of Ethics and the Putnam Funds' Code of Ethics, in accordance with Rule 17j-1 of the Investment Company Act of 1940, as amended, contain provisions and requirements designed to identify and address certain conflicts of interest between personal investment activities and the interests of each fund.

The Putnam Investments' Code of Ethics does not prohibit personnel from investing in securities that may be purchased or held by each fund. However, the Putnam Investments' Code, consistent with standards recommended by the Investment Company Institute's Advisory Group on Personal Investing and requirements established by Rule 17j-1, among other things, prohibits personal securities investments without pre-clearance, imposes time periods during which personal transactions may not be made in certain securities by employees with access to investment information, and requires the timely submission of broker confirmations and quarterly reporting of personal securities transactions. Additional restrictions apply to portfolio managers, traders, research analysts and others involved in the investment advisory process.

The Putnam Funds' Code of Ethics incorporates and applies the restrictions of Putnam Investments' Code of Ethics to officers and Trustees of each fund who are affiliated with Putnam Investments. The Putnam Funds' Code does not prohibit unaffiliated officers and Trustees from investing in securities that may be held by each fund; however, the Putnam Funds' Code regulates the personal securities transactions of unaffiliated Trustees of each fund, including limiting the time periods during which they may personally buy and sell certain securities and requiring them to submit quarterly reports of personal securities transactions.

Each fund's Trustees, in compliance with Rule 17j-1, approved Putnam Investments' and the Putnam Funds' Codes of Ethics and are required to approve any material changes to these Codes. The Trustees also provide continued oversight of personal investment policies and annually evaluate the implementation and effectiveness of the Codes of Ethics.

INVESTOR SERVICING AGENT AND CUSTODIAN

Putnam Investor Services, a division of Putnam Fiduciary Trust Company ("PFTC"), is each fund's investor servicing agent (transfer, plan and dividend disbursing agent), for which it receives fees that are paid monthly by each fund as an expense of all its shareholders. The fee paid to Putnam Investor Services is determined on the basis of the number of shareholder accounts, the number of transactions and the assets of each fund. Putnam Investor Services has won the DALBAR Service Award eight times in the past nine years. In 1997 and 1998, Putnam was the only company to win all three DALBAR Awards: for service to investors, to financial advisors, and to variable annuity contract holders. DALBAR, Inc. an independent research firm, presents the awards to financial services firms that provide consistently excellent service. Putnam Investor Services' address is P.O. Box 41203, Providence, Rhode Island 02940-1203.

PFTC is the custodian of each fund's assets. In carrying out its duties under its custodian contract, PFTC may employ one or more subcustodians whose responsibilities include safeguarding and controlling each fund's cash and securities, handling the receipt and delivery of securities and collecting interest and dividends on each fund's investments. PFTC and any subcustodians employed by it have a lien on the securities of each fund (to the extent permitted by each fund's investment restrictions) to secure charges and any advances made by such subcustodians at the end of any day for the purpose of paying for securities purchased by each fund. Each fund expects that such advances will exist only in unusual circumstances. Neither PFTC nor any subcustodian determines the investment policies of each fund or decides which securities each fund will buy or sell. PFTC pays the fees and other charges of any subcustodians employed by it. Each fund may from time to time pay custodial expenses in full or in part through the placement by Putnam Management of each fund's portfolio transactions with the subcustodians or with a third-party broker having an agreement with the subcustodians. Each fund pays PFTC an annual fee based on each fund's assets, securities transactions and securities holdings and reimburses PFTC for certain out-of-pocket expenses incurred by it or any subcustodian employed by it in performing custodial services.

SEE "CHARGES AND EXPENSES - INVESTOR SERVICING AND CUSTODY FEES AND EXPENSES" ABOVE FOR INFORMATION ON FEES AND REIMBURSEMENTS FOR INVESTOR SERVICING AND CUSTODY RECEIVED BY PFTC. THE FEES MAY BE REDUCED BY CREDITS ALLOWED BY PFTC.

                INDEPENDENT ACCOUNTANTS AND FINANCIAL STATEMENTS

PricewaterhouseCoopers LLP, 160 Federal Street, Boston, Massachusetts 02110, are the independent accountants for both Trust II and Trust III, providing audit services, tax return review and other tax consulting services and assistance and consultation in connection with the review of various Securities and Exchange Commission filings for the Trust II. The audited financial statements for Trust II and Trust III incorporated by reference into the Prospectus/Proxy Statement and included in this Statement of Additional Information have been so included and incorporated in reliance upon the reports of PricewaterhouseCoopers LLP, given on their authority as experts in auditing and accounting.

                   Putnam Investment Grade Municipal Trust II

                                       and

                   Putnam Investment Grade Municipal Trust III

                     Proforma Combining Financial Statements
                                   (Unaudited)

The accompanying unaudited proforma combining investment portfolio and statement of assets and liabilities assumes that the exchange described in the next paragraph occurred as of October 31, 2000 and the unaudited proforma combining statement of operations for the twelve months ended October 31, 2000 presents the results of operations of Putnam Investment Grade Municipal Trust II as if the combination with Putnam Investment Grade Municipal Trust III had been consummated at November 1, 1999. The proforma results of operations are not necessarily indicative of future operations or the actual results that would have occurred had the combination been consummated at November 1, 1999. These historical statements have been derived from Putnam Investment Grade Municipal Trust II's and Putnam Investment Grade Municipal Trust III's books and records utilized in calculating daily net asset value at October 31, 2000, and for the twelve-month period then ended.

The proforma statements give effect to the proposed transfer of all of the assets of Putnam Investment Grade Municipal Trust III to Putnam Investment Grade Municipal Trust II in exchange for the assumption by Putnam Investment Grade Municipal Trust II of all of the liabilities of Putnam Investment Grade Municipal Trust III and for a number of Putnam Investment Grade Municipal Trust II's shares equal in value to the value of the net assets of Putnam Investment Grade Municipal Trust III transferred to Putnam Investment Grade Municipal Trust
II. Under generally accepted accounting principles, the historical cost of investment securities will be carried forward to the surviving entity and the results of operations of Putnam Investment Grade Municipal Trust II for pre-combination periods will not be restated. The proforma statement of operations does not reflect the expenses of either fund in carrying out its obligations under the Agreement and Plan of Reorganization.

The unaudited proforma combining statements should be read in conjunction with the separate financial statements of Putnam Investment Grade Municipal Trust II and Putnam Investment Grade Municipal Trust III incorporated by reference in this statement of additional information.

Proforma Combining
Statement of Operations
Twelve months ended October 31,2000 (Unaudited)

                                                Investment Grade        Investment Grade           Pro Forma             Pro Forma
                                               Municipal Trust II     Municpal Trust III         Adjustments             Combined
-----------------------------------------------------------------------------------------------------------------------------------
Tax Exempt Interest Income                             15,351,219              3,976,847                                $19,328,066

Expenses:
Compensation of Manager                                 1,623,891                414,168                                  2,038,059
Investor servicing and custodian fees                     180,751                 55,770            (23,469) A              213,052
Compensation of Trustees                                   11,678                  9,131             (2,809) A               18,000
Administrative Services                                     5,844                  3,809             (3,653) A                6,000
Preferred share remarketing fee                           177,780                 16,255                                    194,035
Auditing                                                   43,211                 30,600            (38,811) A               35,000
Exchange Listing fees                                      32,347                 11,583              2,900  A               46,830
Legal                                                       8,475                  4,343             (3,318) A                9,500
Reports to shareholders                                    13,266                  9,960                                     23,226
Postage                                                    11,290                  1,994                                     13,284
Other Expenses                                             20,713                 13,049                                     33,762
-----------------------------------------------------------------------------------------------------------------------------------
Total Expenses                                          2,129,246                570,662            (69,160)              2,630,748
-----------------------------------------------------------------------------------------------------------------------------------
Expense reduction                                         (77,638)               (41,689)                                  (119,327)
-----------------------------------------------------------------------------------------------------------------------------------
Net expenses                                            2,051,608                528,973            (69,160)              2,511,421
-----------------------------------------------------------------------------------------------------------------------------------
Net investment income                                  13,299,611              3,447,874             69,160              16,816,645
-----------------------------------------------------------------------------------------------------------------------------------
Net realized loss on investments                       (1,156,121)               (43,283)                                (1,199,404)
Net realized gain on futures contracts                  1,090,593                708,884                                  1,799,477
Net unrealized appreciation of investments
and futures contracts during the year                   4,143,129                501,234                                  4,644,363
-----------------------------------------------------------------------------------------------------------------------------------
Net gain on investments                                 4,077,601              1,166,835                                  5,244,436
-----------------------------------------------------------------------------------------------------------------------------------
Net increase in net assets
resulting from operations                             $17,377,212             $4,614,709            $69,160             $22,061,081
-----------------------------------------------------------------------------------------------------------------------------------

                           Investment Grade Municipal
                                    Trust II
                                   (Unaudited)

Pro Forma Combining
Statement of Assets and Liabilities
31-Oct-00


Assets                                            Investment Grade      Investment Grade       Pro Forma        Pro Forma
                                                  Municipal Trust II   Municipal Trust III    Adjustments        Combined
         Investments in securities, at value
         (identified cost $236,658,256,
         $60,357,682 and
         $297,015,938 respectively)               $232,666,132            $59,306,609                           $291,972,741
         Cash                                          195,367                 57,700                                253,067
         Interest receivable                         4,739,771              1,421,469                              6,161,240
         Total assets                              237,601,270             60,785,778                            298,387,048
Liabilities
         Payable for variation margin                   40,906                 40,906                                 81,812
         Distributions payable to shareholders         854,782                246,413                              1,101,195
         Payable for compensation of Manager           425,862                108,296                                534,158
         Payable for investor servicing and             37,412                  8,660                                 46,072
         Payable for compensation of Trustees           13,895                 11,555                                 25,450
         Payable for administrative services             1,940                  1,263                                  3,203
         Other accrued expenses                         52,133                 62,772          526,000 B             640,905

         Total liabilities                           1,426,930                479,865          526,000             2,432,795
         Net assets                               $236,174,340            $60,305,913         (526,000)          295,954,253

Common Shares
         Net assets                               $173,051,879            $50,284,310         (526,000) B      $ 222,810,189
         Shares outstanding                         13,357,092              4,007,092         (133,138) C         17,231,046
         Net asset value per share                      $12.96                 $12.55                          $       12.93

Preferred Shares
         Net assets                                $63,122,461            $10,021,603                          $  73,144,064
         Shares outstanding                              1,260                    200                                  1,460

The Proforma Combining Investment Portfolio of Putnam Investment Grade Municipal Trust II and
Putnam Investment Grade Municipal Trust III

October 31, 2000 (Unaudited)

                                                                Putnam Investment Grade
                                                                   Municipal Trust II

Municipal Bonds                                               Principal             98.5%*
and Notes                                         Rating      Amount                 Value
---------------------------------------------------------------------------------------------
Alaska                                                                                0.9%
-----------------------------------------------------------------------------------------
Valdez, Marine Term. Rev. Bonds (Sohio              AA+       $2,000,000        $2,095,660
Pipeline), 7 1/8s, 12/1/25

Arkansas                                                                              0.6%
-----------------------------------------------------------------------------------------
Baxter Cnty., Hosp. Rev. Bonds, Ser. B, 5 5/8s,    Baa2        1,600,000         1,322,000
9/1/28

California                                                                            2.5%
-----------------------------------------------------------------------------------------
CA Hlth. Fac. Fin. Auth. IFB (Catholic              Aaa        5,000,000         4,837,500
Healthcare West), AMBAC, 6.068s, 7/1/17
CA Statewide Cmntys. Dev. Auth. COP (The            BBB        1,250,000         1,075,000
Internext Group), 5 3/8s, 4/1/30
San Diego Cnty., Wtr. Auth. IF COP, FGIC,           Aaa
8.498s, 4/23/08
                                                                              ------------
                                                                                 5,912,500

Colorado                                                                              9.2%
-----------------------------------------------------------------------------------------
CO Pub. Hwy. Auth. Rev. Bonds (E-470 Pub.          Baa3       34,000,000         2,550,000
Hwy.), Ser. B, zero%, 9/1/35
CO Springs Hosp. Rev. Bonds, 6 3/8s, 12/15/30       A3         2,500,000         2,503,125
Denver, City & Cnty. Arpt. Rev. Bonds
  Ser. A, 8 3/4s, 11/15/23                          A2         3,675,000         3,872,274
  Ser. A, 8 3/4s, 11/15/23, Prerefunded             AAA        1,325,000         1,406,514
  Ser. A, 8 1/2s, 11/15/23                          A2         2,285,000         2,333,533
  Ser. A, 8s, 11/15/25                              A2           735,000           755,051
  Ser. A, 8s, 11/15/25, Prerefunded                 A2         1,525,000         1,557,147
  Ser. D, 7 3/4s, 11/15/13                          A2         1,000,000         1,186,250
SCA Tax Exempt Trust Multi-Fam. Mtge. Rev. Bonds    Aaa        5,250,000         5,624,063
(Newport Village), Ser. A-8, FSA, 7.1s, 1/1/30
                                                                              ------------
                                                                                21,787,957

Florida                                                                               9.4%
-----------------------------------------------------------------------------------------
Broward Cnty., Resource Recvy. Rev. Bonds
  (SES Broward Cnty. LP South), 7.95s,              A3         9,100,000         9,304,750
12/1/08
  (Waste-Energy LP North), 7.95s, 12/1/08           A3           990,000         1,012,275
Escambia Cnty., Hlth. Facs. Auth. Rev. Bonds        A3         3,000,000         2,501,250
(Baptist Hosp. & Baptist Manor), 5 1/8s, 10/1/19
Lee Cnty., Board of Directors Hosp. IFB (Lee        Aaa        5,000,000         5,275,000
Memorial Hosp.), MBIA, 8.269s, 3/26/20
Martin Cnty., Indl. Dev. Auth. Rev. Bonds          Baa3        1,625,000         1,657,500
(Indian Cogeneration), Ser. A, 7 7/8s, 12/15/25
Orange Cnty., Hlth. Facs. Auth. Rev. Bonds          A2         2,500,000         2,471,875
(Regl. Hlth. Care Syst.), Ser. E, 6s, 10/1/26
                                                                              ------------
                                                                                22,222,650


                                                                  Putnam Investment Grade            Proforma
                                                                    Municipal Trust III              Combined

Municipal Bonds                                                 Principal         98.3%*     Principal            98.7%*
and Notes                                         Rating        Amount            Value      Amount               Value
--------------------------------------------------------------------------------------------------------------------------
Alaska                                                                               1.7%                            1.1%
-------------------------------------------------------------------------------------------------------------------------
Valdez, Marine Term. Rev. Bonds (Sohio              AA+        $1,000,000      $1,047,930    $3,000,000        $3,143,590
Pipeline), 7 1/8s, 12/1/25

Arkansas                                                                             0.6%                            0.6%
-------------------------------------------------------------------------------------------------------------------------
Baxter Cnty., Hosp. Rev. Bonds, Ser. B, 5 5/8s,    Baa2          400,000          330,500     2,000,000         1,652,500
9/1/28

California                                                                           2.6%                            2.5%
-------------------------------------------------------------------------------------------------------------------------
CA Hlth. Fac. Fin. Auth. IFB (Catholic              Aaa                                       5,000,000         4,837,500
Healthcare West), AMBAC, 6.068s, 7/1/17
CA Statewide Cmntys. Dev. Auth. COP (The            BBB          500,000          430,000     1,750,000         1,505,000
Internext Group), 5 3/8s, 4/1/30
San Diego Cnty., Wtr. Auth. IF COP, FGIC,           Aaa        1,000,000        1,146,250     1,000,000         1,146,250
8.498s, 4/23/08
                                                                              ------------                   -------------
                                                                                1,576,250                       7,488,750

Colorado                                                                            12.3%                            9.9%
--------------------------------------------------------------------------------------------------------------------------
CO Pub. Hwy. Auth. Rev. Bonds (E-470 Pub.          Baa3        8,700,000          652,500    42,700,000         3,202,500
Hwy.), Ser. B, zero%, 9/1/35
CO Springs Hosp. Rev. Bonds, 6 3/8s, 12/15/30       A3         1,000,000        1,001,250     3,500,000         3,504,375
Denver, City & Cnty. Arpt. Rev. Bonds
  Ser. A, 8 3/4s, 11/15/23                          A2         2,205,000        2,323,364     5,880,000         6,195,638
  Ser. A, 8 3/4s, 11/15/23, Prerefunded             AAA          795,000          843,908     2,120,000         2,250,422
  Ser. A, 8 1/2s, 11/15/23                          A2         1,370,000        1,399,099     3,655,000         3,732,632
  Ser. A, 8s, 11/15/25                              A2                                          735,000           755,051
  Ser. A, 8s, 11/15/25, Prerefunded                 A2                                        1,525,000         1,557,147
  Ser. D, 7 3/4s, 11/15/13                          A2         1,000,000        1,186,250     2,000,000         2,372,500
SCA Tax Exempt Trust Multi-Fam. Mtge. Rev.          Aaa                                       5,250,000         5,624,063
Bonds (Newport Village), Ser. A-8, FSA, 7.1s,
1/1/30
                                                                              ------------                   -------------
                                                                                7,406,371                      29,194,328

Florida                                                                              6.5%                            8.8%
--------------------------------------------------------------------------------------------------------------------------
Broward Cnty., Resource Recvy. Rev. Bonds
  (SES Broward Cnty. LP South), 7.95s,              A3           830,000          848,675     9,930,000        10,153,425
12/1/08
  (Waste-Energy LP North), 7.95s, 12/1/08           A3         1,695,000        1,733,138     2,685,000         2,745,413
Escambia Cnty., Hlth. Facs. Auth. Rev. Bonds        A3         1,000,000          833,750     4,000,000         3,335,000
(Baptist Hosp. & Baptist Manor), 5 1/8s, 10/1/19
Lee Cnty., Board of Directors Hosp. IFB (Lee        Aaa                                       5,000,000         5,275,000
Memorial Hosp.), MBIA, 8.269s, 3/26/20
Martin Cnty., Indl. Dev. Auth. Rev. Bonds          Baa3                                       1,625,000         1,657,500
(Indian Cogeneration), Ser. A, 7 7/8s, 12/15/25
Orange Cnty., Hlth. Facs. Auth. Rev. Bonds          A2           500,000          494,375     3,000,000         2,966,250
(Regl. Hlth. Care Syst.), Ser. E, 6s, 10/1/26
                                                                              ------------                   -------------
                                                                                3,909,938                      26,132,588


                                                                Putnam Investment Grade
                                                                   Municipal Trust II

Municipal Bonds                                               Principal             98.5%*
and Notes                                         Rating      Amount                 Value
---------------------------------------------------------------------------------------------
Georgia                                                                               2.9%
-----------------------------------------------------------------------------------------
Burke Cnty., Dev. Auth. Poll. Control Rev.          Aaa        6,340,000         6,958,150
Bonds (Oglethorpe Pwr. Co. Vogtle), MBIA, 8s,
1/1/22 (SEG)
GA Med. Ctr. Hosp. Auth. IFB, MBIA
  8.09s, 8/1/10                                     Aaa
 7.888s, 8/1/10                                     Aaa
                                                                              ------------
                                                                                 6,958,150

Hawaii                                                                                1.8%
-----------------------------------------------------------------------------------------
HI State Arpt. Syst. Rev. Bonds, FGIC, 7s,          Aaa        4,000,000         4,141,480
7/1/10

Illinois                                                                              5.2%
-----------------------------------------------------------------------------------------
Central Lake Cnty., Joint Action Wtr. Agcy.         Aa2        6,250,000         6,429,688
G.O. Bonds, 6s, 2/1/19
Chicago, O'Hare Intl. Arpt. Special Fac. Rev. Bonds (American Airlines,
Inc.)
  8.2s, 12/1/24                                    Baa1        2,000,000         2,215,000
  Ser. A, 7 7/8s, 11/1/25                          Baa1        2,250,000         2,322,518
IL Hlth. Fac. Auth. Rev. Bonds (Glenoaks Med.       AAA
Ctr.), Ser. D, 9 1/2s, 11/15/15
IL, Dev. Fin. Auth. Hosp. Rev. Bonds (Adventist    Baa1        1,500,000         1,271,250
Hlth. Syst./Sunbelt Obligation), 5.65s, 11/15/24
                                                                             -------------
                                                                                12,238,456

Indiana                                                                               0.9%
-----------------------------------------------------------------------------------------
Marion Cnty., Ind. Convention & Rectl. Fac.         Aaa        2,000,000         2,064,400
Auth. Rev. Bonds (Excise Tax Rev. Lease
Rental), Ser. A, AMBAC, 7s, 6/1/21

Kansas                                                                                1.1%
-----------------------------------------------------------------------------------------
Burlington, Poll. Ctrl. Rev. Bonds (Kansas Gas      Aaa        2,600,000         2,686,294
& Electric Co.), MBIA, 7s, 6/1/31

Kentucky                                                                              4.2%
-----------------------------------------------------------------------------------------
Boone Cnty., Poll. Control Rev. Bonds (Dayton       A2
Pwr. & Lt. Co.), Ser. A, 6 1/2s, 11/15/22
Jefferson Cnty., Cap. Corp. Rev. Bonds, MBIA, 5     Aaa        2,000,000         1,982,500
1/2s, 6/1/28
Jefferson Cnty., Hosp. Rev. Bonds, MBIA,            Aaa        2,200,000         2,290,750
6.436s, 10/1/14
Kenton Cnty., Special Fac. Arpt. Rev. Bonds        Baa3        4,000,000         4,145,000
(Delta Airlines), Ser. A, 7 1/2s, 2/1/12
KY Econ. Dev.  Fin. Auth. Hlth. System Rev.         BBB        1,475,000         1,439,969
Bonds (Norton Healthcare, Inc.), Ser. A, 6
5/8s, 10/1/28
                                                                              ------------
                                                                                 9,858,219


                                                                  Putnam Investment Grade            Proforma
                                                                    Municipal Trust III              Combined

Municipal Bonds                                                 Principal         98.3%*     Principal            98.7%*
and Notes                                         Rating        Amount            Value      Amount               Value
--------------------------------------------------------------------------------------------------------------------------
Georgia                                                                              0.9%                            2.5%
--------------------------------------------------------------------------------------------------------------------------
Burke Cnty., Dev. Auth. Poll. Control Rev.          Aaa                                       6,340,000         6,958,150
Bonds (Oglethorpe Pwr. Co. Vogtle), MBIA, 8s,
1/1/22 (SEG)
GA Med. Ctr. Hosp. Auth. IFB, MBIA
  8.09s, 8/1/10                                     Aaa          200,000          218,000       200,000           218,000
 7.888s, 8/1/10                                     Aaa          300,000          330,000       300,000           330,000
                                                                              ------------                   -------------
                                                                                  548,000                       7,506,150

Hawaii                                                                               0.0%                            1.4%
--------------------------------------------------------------------------------------------------------------------------
HI State Arpt. Syst. Rev. Bonds, FGIC, 7s,          Aaa                                       4,000,000         4,141,480
7/1/10

Illinois                                                                             6.5%                            5.5%
--------------------------------------------------------------------------------------------------------------------------
Central Lake Cnty., Joint Action Wtr. Agcy.         Aa2                                       6,250,000         6,429,688
G.O. Bonds, 6s, 2/1/19
Chicago, O'Hare Intl. Arpt. Special Fac. Rev. Bonds
(American Airlines, Inc.)
  8.2s, 12/1/24                                    Baa1        1,500,000        1,661,250     3,500,000         3,876,250
  Ser. A, 7 7/8s, 11/1/25                          Baa1                                       2,250,000         2,322,518
IL Hlth. Fac. Auth. Rev. Bonds (Glenoaks Med.       AAA        1,605,000        1,639,379     1,605,000         1,639,379
Ctr.), Ser. D, 9 1/2s, 11/15/15
IL, Dev. Fin. Auth. Hosp. Rev. Bonds (Adventist    Baa1          750,000          635,625     2,250,000         1,906,875
Hlth. Syst./Sunbelt Obligation), 5.65s, 11/15/24
                                                                               ------------                  -------------
                                                                                 3,936,254                     16,174,710

Indiana                                                                              3.4%                            1.4%
--------------------------------------------------------------------------------------------------------------------------
Marion Cnty., Ind. Convention & Rectl. Fac.         Aaa        2,000,000        2,064,400     4,000,000         4,128,800
Auth. Rev. Bonds (Excise Tax Rev. Lease
Rental), Ser. A, AMBAC, 7s, 6/1/21

Kansas                                                                               4.1%                            1.7%
--------------------------------------------------------------------------------------------------------------------------
Burlington, Poll. Ctrl. Rev. Bonds (Kansas Gas      Aaa        2,400,000        2,479,656     5,000,000         5,165,950
& Electric Co.), MBIA, 7s, 6/1/31

Kentucky                                                                             2.3%                            3.8%
--------------------------------------------------------------------------------------------------------------------------
Boone Cnty., Poll. Control Rev. Bonds (Dayton       A2         1,000,000        1,026,250     1,000,000         1,026,250
Pwr. & Lt. Co.), Ser. A, 6 1/2s, 11/15/22
Jefferson Cnty., Cap. Corp. Rev. Bonds, MBIA, 5     Aaa                                       2,000,000         1,982,500
1/2s, 6/1/28
Jefferson Cnty., Hosp. Rev. Bonds, MBIA,            Aaa                                       2,200,000         2,290,750
6.436s, 10/1/14
Kenton Cnty., Special Fac. Arpt. Rev. Bonds        Baa3                                       4,000,000         4,145,000
(Delta Airlines), Ser. A, 7 1/2s, 2/1/12
KY Econ. Dev.  Fin. Auth. Hlth. System Rev.         BBB          400,000          390,500     1,875,000         1,830,469
Bonds (Norton Healthcare, Inc.), Ser. A, 6
5/8s, 10/1/28
                                                                              ------------                   -------------
                                                                                1,416,750                      11,274,969


                                                                Putnam Investment Grade
                                                                   Municipal Trust II

Municipal Bonds                                               Principal             98.5%*
and Notes                                         Rating      Amount                 Value
---------------------------------------------------------------------------------------------
Louisiana                                                                             0.9%
------------------------------------------------------------------------------------------
Beauregard, Parish Rev. Bonds (Boise Cascade       Baa3        2,000,000         2,058,900
Corp.), 7 3/4s, 6/1/21

Massachusetts                                                                         7.4%
------------------------------------------------------------------------------------------
MA State Dev. Fin. Agcy. Rev. Bonds (Ma.            A2         1,850,000         1,863,875
Biomedical Research), Ser. C, 6 1/4s, 8/1/20
MA State Hlth. & Edl. Fac. Auth. Rev. Bonds        Baa2        2,750,000         2,340,938
(Caritas Christian Oblig. Group), Ser. A, 5
5/8s, 7/1/20
MA State Hlth. & Edl. Fac. Auth. IFB
  (Beth Israel-Deaconess Hosp.), AMBAC, 8.676s,     Aaa        2,000,000         2,131,400
10/1/31
  (Med. Ctr. of Central MA), Ser. B, AMBAC,         Aaa        5,500,000         6,359,375
8.97s, 6/23/22
MA State Hsg. Fin. Agcy. Rev. Bonds, Ser. 53,       Aaa
MBIA, 6.15s, 12/1/29
MA State Port Auth. Rev. Bonds, 13s, 7/1/13         Aaa        3,000,000         4,713,750
                                                                              ------------
                                                                                17,409,338

Michigan                                                                              0.9%
------------------------------------------------------------------------------------------
Detroit, Wtr. Supply Syst. IFB, FGIC, 8.106s,       Aaa        2,000,000         2,120,000
7/1/22

Minnesota                                                                             0.4%
------------------------------------------------------------------------------------------
MN State Hsg. Fin. Agy. Rev. Bonds (Single          Aa1        1,000,000         1,005,000
Family Mtg.), 6.05s, 7/1/31
SCA Multi-Fam. Mtge. Rev. Bonds (Burnsville),       Aaa
Ser. A-9, FSA, 7.1s, 1/1/30

Mississippi                                                                           0.6%
------------------------------------------------------------------------------------------
Mississippi Bus. Fin. Corp. Poll. Ctrl. Rev.        Ba1        1,500,000         1,380,000
Bonds (Syst. Energy Res., Inc.), 5.9s, 5/1/22

Missouri                                                                              0.4%
------------------------------------------------------------------------------------------
MO State Hlth. & Edl. Fac. Rev. Bonds (St.          A2         1,000,000           987,500
Anthony's Med. Ctr.), 6 1/4s, 12/1/30

Nevada                                                                                4.1%
------------------------------------------------------------------------------------------
Clark Cnty., Indl. Dev. Rev. Bonds
  (Southwest Gas Corp.), Ser. B, 7 1/2s,           Baa2        3,000,000         3,131,250
9/1/32
  (Southwest Gas Corp.), Ser. A, AMBAC, 6.1s,       Aaa        3,000,000         3,071,250
12/1/38
  (NV Pwr. Co.), Ser. A, 5.9s, 11/1/32              BBB
  (NV Pwr. Co.), Ser. C, 5 1/2s, 10/1/30            BBB        2,000,000         1,720,000
Clark Cnty., Dist. Impt. G.O. Bonds (Special      BBB-/P       1,760,000         1,812,800
Assmt. Dist. No. 124), 7 1/4s, 2/1/20
                                                                              ------------
                                                                                 9,735,300


                                                                  Putnam Investment Grade            Proforma
                                                                    Municipal Trust III              Combined

Municipal Bonds                                                 Principal         98.3%*     Principal            98.7%*
and Notes                                         Rating        Amount            Value      Amount               Value
--------------------------------------------------------------------------------------------------------------------------
Louisiana                                                                            2.4%                            1.2%
--------------------------------------------------------------------------------------------------------------------------
Beauregard, Parish Rev. Bonds (Boise Cascade       Baa3        1,420,000        1,461,819     3,420,000         3,520,719
Corp.), 7 3/4s, 6/1/21

Massachusetts                                                                        7.0%                            7.3%
--------------------------------------------------------------------------------------------------------------------------
MA State Dev. Fin. Agcy. Rev. Bonds (Ma.            A2         1,000,000        1,007,500     2,850,000         2,871,375
Biomedical Research), Ser. C, 6 1/4s, 8/1/20
MA State Hlth. & Edl. Fac. Auth. Rev. Bonds        Baa2                                       2,750,000         2,340,938
(Caritas Christian Oblig. Group), Ser. A, 5
5/8s, 7/1/20
MA State Hlth. & Edl. Fac. Auth. IFB
  (Beth Israel-Deaconess Hosp.), AMBAC, 8.676s,     Aaa                                       2,000,000         2,131,400
    10/1/31
  (Med. Ctr. of Central MA), Ser. B, AMBAC,         Aaa          750,000          867,188     6,250,000         7,226,563
     8.97s, 6/23/22
MA State Hsg. Fin. Agcy. Rev. Bonds, Ser. 53,       Aaa        1,000,000        1,013,750     1,000,000         1,013,750
MBIA, 6.15s, 12/1/29
MA State Port Auth. Rev. Bonds, 13s, 7/1/13         Aaa          830,000        1,304,138     3,830,000         6,017,888
                                                                              ------------                   -------------
                                                                                4,192,576                      21,601,914

Michigan                                                                             0.0%                            0.7%
--------------------------------------------------------------------------------------------------------------------------
Detroit, Wtr. Supply Syst. IFB, FGIC, 8.106s,       Aaa                                       2,000,000         2,120,000
7/1/22

Minnesota                                                                            1.6%                            0.3%
--------------------------------------------------------------------------------------------------------------------------
MN State Hsg. Fin. Agy. Rev. Bonds (Single          Aa1                                       1,000,000         1,005,000
Family Mtg.), 6.05s, 7/1/31
SCA Multi-Fam. Mtge. Rev. Bonds (Burnsville),       Aaa          925,000          990,906       925,000           990,906
Ser. A-9, FSA, 7.1s, 1/1/30
                                                                                                             -------------
                                                                                                                1,995,906

Mississippi                                                                          0.8%                            0.6%
--------------------------------------------------------------------------------------------------------------------------
Mississippi Bus. Fin. Corp. Poll. Ctrl. Rev.        Ba1          500,000          460,000     2,000,000         1,840,000
Bonds (Syst. Energy Res., Inc.), 5.9s, 5/1/22

Missouri                                                                             0.8%                            0.5%
--------------------------------------------------------------------------------------------------------------------------
MO State Hlth. & Edl. Fac. Rev. Bonds (St.          A2           500,000          493,750     1,500,000         1,481,250
Anthony's Med. Ctr.), 6 1/4s, 12/1/30

Nevada                                                                               3.2%                            3.9%
--------------------------------------------------------------------------------------------------------------------------
Clark Cnty., Indl. Dev. Rev. Bonds
  (Southwest Gas Corp.), Ser. B, 7 1/2s,           Baa2        1,000,000        1,043,750     4,000,000         4,175,000
9/1/32
  (Southwest Gas Corp.), Ser. A, AMBAC, 6.1s,       Aaa                                       3,000,000         3,071,250
12/1/38
  (NV Pwr. Co.), Ser. A, 5.9s, 11/1/32              BBB        1,000,000          895,000     1,000,000           895,000
  (NV Pwr. Co.), Ser. C, 5 1/2s, 10/1/30            BBB                                       2,000,000         1,720,000
Clark Cnty., Dist. Impt. G.O. Bonds (Special      BBB-/P                                      1,760,000         1,812,800
Assmt. Dist. No. 124), 7 1/4s, 2/1/20
                                                                              ------------                   -------------
                                                                                1,938,750                      11,674,050


                                                                Putnam Investment Grade
                                                                   Municipal Trust II

Municipal Bonds                                               Principal             98.5%*
and Notes                                         Rating      Amount                 Value
---------------------------------------------------------------------------------------------
New Jersey                                                                            0.9%
------------------------------------------------------------------------------------------
NJ Hlth. Care Facs. Fin. Auth. Rev. Bonds,          Aaa        2,000,000         2,125,000
AMBAC, 6 3/4s, 7/1/19

New York                                                                             11.7%
------------------------------------------------------------------------------------------
Long Island, Pwr. Auth. NY Elec. Syst. Rev.        Baa1        2,000,000         1,860,000
Bonds, Ser. A, 5 1/4s, 12/1/26
NY City, G.O. Bonds
  Ser. B, 7 1/2s, 2/1/06                            A2         2,000,000         2,100,000
  Ser. B, 7 1/2s, 2/1/06, Prerefunded               A2         1,100,000         1,156,375
  Ser. D, 5 1/4s, 8/1/21                            A2         5,000,000         4,725,000
NY City, Muni. Wtr. & Swr. Fin. Auth. Rev. Bonds
  Ser. C, 7 3/4s, 6/15/20                           Aaa        6,250,000         6,474,625
  Ser. B, 5 3/4s, 6/15/26                           AA
NY State Dorm. Auth. Rev. Bonds (State U. Edl.      A3         5,000,000         5,262,500
Fac.), Ser. A, 5 7/8s, 5/15/17
NY State Energy Res. & Dev. Auth. Elec. Fac.        A1         5,000,000         5,049,550
Rev. Bonds (Cons. Edison Co. of NY, Inc.), Ser.
A, 7 1/2s, 1/1/26
Port Auth. NY & NJ 144A FRB, Ser. N18, 8.75s,       Aaa        1,000,000         1,112,500
12/1/17
                                                                              ------------
                                                                                27,740,550

North Carolina                                                                        2.1%
------------------------------------------------------------------------------------------
NC Eastern Muni. Pwr. Agcy. Syst. Rev. Bonds
  (No. 1 Catawba Elec.), Ser. B, 6 1/2s,            BBB        3,000,000         3,078,750
1/1/20
  Ser. A, 5 3/4s, 1/1/26                           Baa3        1,500,000         1,383,750
  Ser. B, 5.65s, 1/1/16                             BBB          500,000           476,250
                                                                              ------------
                                                                                 4,938,750

North Dakota                                                                          0.6%
------------------------------------------------------------------------------------------
Grand Forks, Hlth. Care Syst. Rev. Bonds (Altru    Baa1        1,500,000         1,524,375
Hlth. Syst. Oblig. Group), 7 1/8s, 8/15/24

Ohio                                                                                  0.6%
------------------------------------------------------------------------------------------
OH State Env. Impt. Rev. Bonds (USX Corp.), 5      Baa1        1,600,000         1,440,000
5/8s, 5/1/29

Oklahoma                                                                              0.6%
------------------------------------------------------------------------------------------
OK Dev. Fin. Auth. Rev. Bonds (Hillcrest            Ba1        2,000,000         1,395,000
Healthcare), Ser. A, 5 5/8s, 8/15/29


                                                                  Putnam Investment Grade            Proforma
                                                                    Municipal Trust III              Combined

Municipal Bonds                                                 Principal         98.3%*     Principal            98.7%*
and Notes                                         Rating        Amount            Value      Amount               Value
--------------------------------------------------------------------------------------------------------------------------
New Jersey                                                                           0.0%                            0.7%
--------------------------------------------------------------------------------------------------------------------------
NJ Hlth. Care Facs. Fin. Auth. Rev. Bonds,          Aaa                                       2,000,000         2,125,000
AMBAC, 6 3/4s, 7/1/19

New York                                                                             7.7%                           10.9%
--------------------------------------------------------------------------------------------------------------------------
Long Island, Pwr. Auth. NY Elec. Syst. Rev.        Baa1                                       2,000,000         1,860,000
Bonds, Ser. A, 5 1/4s, 12/1/26
NY City, G.O. Bonds
  Ser. B, 7 1/2s, 2/1/06                            A2                                        2,000,000         2,100,000
  Ser. B, 7 1/2s, 2/1/06, Prerefunded               A2                                        1,100,000         1,156,375
  Ser. D, 5 1/4s, 8/1/21                            A2                                        5,000,000         4,725,000
NY City, Muni. Wtr. & Swr. Fin. Auth. Rev. Bonds
  Ser. C, 7 3/4s, 6/15/20                           Aaa        2,000,000        2,071,880     8,250,000         8,546,505
  Ser. B, 5 3/4s, 6/15/26                           AA         1,000,000        1,008,750     1,000,000         1,008,750
NY State Dorm. Auth. Rev. Bonds (State U. Edl.      A3                                        5,000,000         5,262,500
Fac.), Ser. A, 5 7/8s, 5/15/17
NY State Energy Res. & Dev. Auth. Elec. Fac.        A1         1,000,000        1,009,910     6,000,000         6,059,460
Rev. Bonds (Cons. Edison Co. of NY, Inc.), Ser.
A, 7 1/2s, 1/1/26
Port Auth. NY & NJ 144A FRB, Ser. N18, 8.75s,       Aaa          500,000          556,250     1,500,000         1,668,750
12/1/17
                                                                              ------------                   -------------
                                                                                4,646,790                      32,387,340

North Carolina                                                                       3.3%                            2.3%
--------------------------------------------------------------------------------------------------------------------------
NC Eastern Muni. Pwr. Agcy. Syst. Rev. Bonds
  (No. 1 Catawba Elec.), Ser. B, 6 1/2s,            BBB        1,000,000        1,026,250     4,000,000         4,105,000
1/1/20
  Ser. A, 5 3/4s, 1/1/26                           Baa3          500,000          461,250     2,000,000         1,845,000
  Ser. B, 5.65s, 1/1/16                             BBB          500,000          476,250     1,000,000           952,500
                                                                              ------------                   -------------
                                                                                1,963,750                       6,902,500

North Dakota                                                                         0.8%                            0.7%
--------------------------------------------------------------------------------------------------------------------------
Grand Forks, Hlth. Care Syst. Rev. Bonds (Altru    Baa1          500,000          508,125     2,000,000         2,032,500
Hlth. Syst. Oblig. Group), 7 1/8s, 8/15/24

Ohio                                                                                 0.6%                            0.6%
--------------------------------------------------------------------------------------------------------------------------
OH State Env. Impt. Rev. Bonds (USX Corp.), 5      Baa1          400,000          360,000     2,000,000         1,800,000
5/8s, 5/1/29

Oklahoma                                                                             0.7%                            0.6%
--------------------------------------------------------------------------------------------------------------------------
OK Dev. Fin. Auth. Rev. Bonds (Hillcrest            Ba1          600,000          418,500     2,600,000         1,813,500
Healthcare), Ser. A, 5 5/8s, 8/15/29


                                                                Putnam Investment Grade
                                                                   Municipal Trust II

Municipal Bonds                                               Principal             98.5%*
and Notes                                         Rating      Amount                 Value
---------------------------------------------------------------------------------------------
Pennsylvania                                                                          5.9%
------------------------------------------------------------------------------------------
Allegheny Cnty., Hosp. Dev. Auth. Rev. Bonds        Aaa        3,000,000         3,101,250
(Magee-Womens Hosp.), FGIC, 6s, 10/1/13
Allegheny Cnty., Indl. Dev. Auth. Rev. Bonds       BBB-        2,000,000         2,040,000
(Environmental Impt.), Ser. A, 6.7s, 12/1/20
Carbon Cnty.,  Indl. Dev. Auth. Rev. Bonds         BBB-          750,000           768,750
(Panter Creek Partners PJ), 6.65s, 5/1/10
Dauphin Cnty., Auth. Hosp. Rev. Bonds               B2         5,000,000         5,243,750
(Hapsco-Western PA Hosp.), Ser. A, MBIA, 6
1/2s, 7/1/12
Delaware Cnty., Indl. Dev. Auth. Rev. Bonds,        B2         2,000,000         1,772,500
Ser. A, 6.2s, 7/1/19
PA State Higher Ed. Assistance Agcy. Rev. Bonds      D         2,700,000           891,000
(Student Loan IFB), Ser. A, 6 1/4s, 7/1/13
(acquired 5/1/96, cost $2,544,068.) (In
default) (NON) (RES)
                                                                              ------------
                                                                                13,817,250

Puerto Rico                                                                           1.3%
------------------------------------------------------------------------------------------
PR Comnwlth. Hwy. & Trans. Auth. Rev. Bonds,       Baa1        3,000,000         3,142,500
Ser. B, 6s, 7/1/39
PR Elec. Pwr. Auth. IFB, FSA, 7.378s, 7/1/23        Aaa

South Carolina                                                                        2.8%
------------------------------------------------------------------------------------------
Connector 2000 Assn. Inc. Toll Road Rev. Bonds     BBB-        1,000,000           785,000
(SR-Southern Connector), Ser. A, 5 1/4s, 1/1/23
SC State Jobs Econ. Dev. Auth. Hosp. Fac. Rev.     Baa1          400,000           413,500
Bonds (Palmetto Hlth. Alliance), Ser. A, 7
3/8s, 12/15/21
Spartanburg Cnty. Solid Waste Disp. Rev. Bonds      A/P        5,000,000         5,400,000
(Bayerische Motoren Werke), 7.55s, 11/1/24
                                                                              ------------
                                                                                 6,598,500

Tennessee                                                                             6.3%
------------------------------------------------------------------------------------------
Johnson City, Hlth. & Edl. Facs. Rev. Bonds.
  (Mtn. States Hlth.), Ser. A, 7 1/2s, 7/1/33      Baa2        3,300,000         3,316,500
  Ser. A2, MBIA, 8.2s, 7/1/21 (both acquired        Aaa        2,500,000         2,637,500
2/8/00, cost $2,355,021 and $941,900,
respectively) (RES)
Metropolitan Govt. Nashville & Davidson Cnty.,      Aaa        8,300,000         8,881,000
Tenn. Wtr. & Swr. IFB, AMBAC, 7.557s, 1/1/22
                                                                              ------------
                                                                                14,835,000


                                                                  Putnam Investment Grade            Proforma
                                                                    Municipal Trust III              Combined

Municipal Bonds                                                 Principal         98.3%*     Principal            98.7%*
and Notes                                         Rating        Amount            Value      Amount               Value
--------------------------------------------------------------------------------------------------------------------------
Pennsylvania                                                                         3.6%                            5.4%
--------------------------------------------------------------------------------------------------------------------------
Allegheny Cnty., Hosp. Dev. Auth. Rev. Bonds        Aaa                                       3,000,000         3,101,250
(Magee-Womens Hosp.), FGIC, 6s, 10/1/13
Allegheny Cnty., Indl. Dev. Auth. Rev. Bonds       BBB-        1,000,000        1,020,000     3,000,000         3,060,000
(Environmental Impt.), Ser. A, 6.7s, 12/1/20
Carbon Cnty.,  Indl. Dev. Auth. Rev. Bonds         BBB-          250,000          256,250     1,000,000         1,025,000
(Panter Creek Partners PJ), 6.65s, 5/1/10
Dauphin Cnty., Auth. Hosp. Rev. Bonds               B2                                        5,000,000         5,243,750
(Hapsco-Western PA Hosp.), Ser. A, MBIA, 6
1/2s, 7/1/12
Delaware Cnty., Indl. Dev. Auth. Rev. Bonds,        B2         1,000,000          886,250     3,000,000         2,658,750
Ser. A, 6.2s, 7/1/19
PA State Higher Ed. Assistance Agcy. Rev. Bonds      D                                        2,700,000           891,000
(Student Loan IFB), Ser. A, 6 1/4s, 7/1/13
(acquired 5/1/96, cost $2,544,068.) (In
default) (NON) (RES)
                                                                              ------------                   -------------
                                                                                2,162,500                      15,979,750

Puerto Rico                                                                          0.9%                            1.2%
--------------------------------------------------------------------------------------------------------------------------
PR Comnwlth. Hwy. & Trans. Auth. Rev. Bonds,       Baa1                                       3,000,000         3,142,500
Ser. B, 6s, 7/1/39
PR Elec. Pwr. Auth. IFB, FSA, 7.378s, 7/1/23        Aaa          500,000          539,375       500,000           539,375
                                                                                                             -------------
                                                                                                                3,681,875

South Carolina                                                                       1.1%                            2.5%
--------------------------------------------------------------------------------------------------------------------------
Connector 2000 Assn. Inc. Toll Road Rev. Bonds     BBB-          500,000          379,375     1,500,000         1,164,375
(SR-Southern Connector), Ser. A, 5 1/4s, 1/1/23
SC State Jobs Econ. Dev. Auth. Hosp. Fac. Rev.     Baa1          300,000          310,125       700,000           723,625
Bonds (Palmetto Hlth. Alliance), Ser. A, 7
3/8s, 12/15/21
Spartanburg Cnty. Solid Waste Disp. Rev. Bonds      A/P                                       5,000,000         5,400,000
(Bayerische Motoren Werke), 7.55s, 11/1/24
                                                                              ------------                   -------------
                                                                                  689,500                       7,288,000

Tennessee                                                                            8.2%                            6.7%
--------------------------------------------------------------------------------------------------------------------------
Johnson City, Hlth. & Edl. Facs. Rev. Bonds.
  (Mtn. States Hlth.), Ser. A, 7 1/2s, 7/1/33      Baa2        1,000,000        1,005,000     4,300,000         4,321,500
  Ser. A2, MBIA, 8.2s, 7/1/21 (both acquired        Aaa        1,000,000        1,055,000     3,500,000         3,692,500
2/8/00, cost $2,355,021 and $941,900,
respectively) (RES)
Metropolitan Govt. Nashville & Davidson Cnty.,      Aaa        2,700,000        2,889,000    11,000,000        11,770,000
Tenn. Wtr. & Swr. IFB, AMBAC, 7.557s, 1/1/22
                                                                              ------------                   -------------
                                                                                4,949,000                      19,784,000


                                                                Putnam Investment Grade
                                                                   Municipal Trust II

Municipal Bonds                                               Principal             98.5%*
and Notes                                         Rating      Amount                 Value
---------------------------------------------------------------------------------------------
Texas                                                                                 5.5%
------------------------------------------------------------------------------------------
Alliance, Arpt. Auth. Rev. Bonds (Federal          Baa2        1,700,000         1,702,125
Express Corp.), 6 3/8s, 4/1/21
Bexar Cnty., Hlth. Fac. Dev. Corp. Rev. Bonds      AAA/P
(St. Luke's Lutheran Hosp.), 7.9s, 5/1/18
Dallas-Fort Worth Intl. Arpt. Fac. Impt. Corp. Rev. Bonds (American
Airlines)
  7 1/2s, 11/1/25                                  Baa1        1,250,000         1,275,000
  6 3/8s, 5/1/35                                   Baa1        2,500,000         2,428,125
Nueces Cnty., Port of Corpus Christi Rev. Bonds    Baa3        3,000,000         2,670,000
(Union Pacific), 5.65s, 12/1/22
Titus Cnty., Fresh Wtr. Supply Dist. No. 1          A2         3,000,000         3,140,578
Poll. Rev. Bonds (Southwestern Elec. Pwr. Co.),
Ser. A, 8.2s, 8/1/11
Tomball, Hosp. Auth. Rev. Bonds (Tomball Regl. Hosp.)
  6 1/8s, 7/1/23                                   Baa2        1,100,000           947,375
  6s, 7/1/29                                       Baa2        1,100,000           915,750
                                                                              ------------
                                                                                13,078,953

Utah                                                                                  2.2%
------------------------------------------------------------------------------------------
UT, State Board Regents Student Loan Rev.           Aaa        5,000,000         5,212,500
Bonds, Ser. H, AMBAC, 6.7s, 11/1/15

Virginia                                                                              0.6%
------------------------------------------------------------------------------------------
Pocahontas Pkwy Assn. Toll Rd. Rev. Bonds, Ser.    Baa3        1,800,000         1,485,000
A, 5 1/2s, 8/15/28
VA State Hsg. Dev. Auth. Rev. Bonds, Ser. A,        Aa1
7.1s, 1/1/17



Washington                                                                            2.6%
------------------------------------------------------------------------------------------
King Cnty., G.O. Bonds, Ser. C, 6 1/4s,             Aa1        6,000,000         6,247,500
1/1/32

West Virginia                                                                         1.3%
------------------------------------------------------------------------------------------
Mason Cnty., Poll. Ctrl. Rev. Bonds                Baa1        3,000,000         3,101,250
(Appalachian Pwr. Co.), Ser. I, 6.85s, 6/1/22

Total Investments
(cost $236,658,256, $60,357,682 and $297,015,938,                             $232,666,132
respectively)



                                                                  Putnam Investment Grade            Proforma
                                                                    Municipal Trust III              Combined

Municipal Bonds                                                 Principal         98.3%*     Principal            98.7%*
and Notes                                         Rating        Amount            Value      Amount               Value
--------------------------------------------------------------------------------------------------------------------------
Texas                                                                               10.4%                            6.5%
--------------------------------------------------------------------------------------------------------------------------
Alliance, Arpt. Auth. Rev. Bonds (Federal          Baa(2)                                     1,700,000         1,702,125
Express Corp.), 6 3/8s, 4/1/21
Bexar Cnty., Hlth. Fac. Dev. Corp. Rev. Bonds      AAA/P       2,400,000        2,585,999     2,400,000         2,585,999
(St. Luke's Lutheran Hosp.), 7.9s, 5/1/18
Dallas-Fort Worth Intl. Arpt. Fac. Impt. Corp. Rev. Bonds
(American Airlines)
  7 1/2s, 11/1/25                                  Baa(1)                                     1,250,000         1,275,000
  6 3/8s, 5/1/35                                   Baa(1)      1,000,000          971,250     3,500,000         3,399,375
Nueces Cnty., Port of Corpus Christi Rev. Bonds    Baa(3)                                     3,000,000         2,670,000
(Union Pacific), 5.65s, 12/1/22
Titus Cnty., Fresh Wtr. Supply Dist. No. 1          A(2)       2,000,000        2,093,720     5,000,000         5,234,298
Poll. Rev. Bonds (Southwestern Elec. Pwr. Co.),
Ser. A, 8.2s, 8/1/11
Tomball, Hosp. Auth. Rev. Bonds (Tomball Regl. Hosp.)
  6 1/8s, 7/1/23                                   Baa(2)        400,000          344,500     1,500,000         1,291,875
  6s, 7/1/29                                       Baa(2)        300,000          249,750     1,400,000         1,165,500
                                                                              ------------                   -------------
                                                                                6,245,219                      19,324,172

Utah                                                                                 0.0%                            1.8%
--------------------------------------------------------------------------------------------------------------------------
UT, State Board Regents Student Loan Rev.           Aaa                                       5,000,000         5,212,500
Bonds, Ser. H, AMBAC, 6.7s, 11/1/15

Virginia                                                                             2.5%                            1.0%
--------------------------------------------------------------------------------------------------------------------------
Pocahontas Pkwy Assn. Toll Rd. Rev. Bonds, Ser.    Baa(3)        600,000          495,000     2,400,000         1,980,000
A, 5 1/2s, 8/15/28
VA State Hsg. Dev. Auth. Rev. Bonds, Ser. A,        Aa(1)      1,000,000        1,033,750     1,000,000         1,033,750
7.1s, 1/1/17
                                                                              ------------                   -------------
                                                                                1,528,750                       3,013,750

Washington                                                                           1.7%                            2.5%
--------------------------------------------------------------------------------------------------------------------------
King Cnty., G.O. Bonds, Ser. C, 6 1/4s,             Aa(1)      1,000,000        1,041,250     7,000,000         7,288,750
1/1/32

West Virginia                                                                        0.0%                            1.0%
--------------------------------------------------------------------------------------------------------------------------
Mason Cnty., Poll. Ctrl. Rev. Bonds                Baa(1)                                     3,000,000         3,101,250
(Appalachian Pwr. Co.), Ser. I, 6.85s, 6/1/22

Total Investments
(cost $236,658,256, $60,357,682 and $297,015,938,                             $59,306,609                    $291,972,741
respectively)

Percentages indicated are based on net assets as follows:

----------------------------------------------------------
                                              Net Assets
----------------------------------------------------------
Putnam Investment Grade Municipal Trust II    236,174,340

Putnam Investment Grade Municipal Trust III    60,305,913

Proforma                                      295,954,253
----------------------------------------------------------

(RAT)The Moody's or Standard & Poor's ratings indicated are believed to be the most recent ratings available at Report October 31, 2000, for the securities listed. Ratings are generally ascribed to securities at the time of issuance. While the agencies may from time to time revise such ratings, they undertake no obligation to do so, and the ratings do not necessarily represent what the agencies would ascribe to these securities at October 31, 2000. Securities rated by Putnam are indicated by "/P" and are not publicly rated.

# A portion of this security was pledged and segregated with the custodian to cover margin requirements for futures contracts at October 31, 2000.

(NON) Non-income-producing security.

(RES) Restricted, excluding 144A securities, as to public resale. The total market value of restricted securities held at Report October 31, 2000, was $3,528,500 and $1,055,000 or 1.5% and 1.7% of net assets respectively.

The rates shown on IFB and IF COP, which are securities paying interest rates that vary inversely to changes in the market interest rates, and FRB are the current interest rates at October 31, 2000.

                   Putnam Investment Grade Municipal Trust II

                     Notes to Proforma Combining Statements

                                   (Unaudited)

                                October 31, 2000


The proforma adjustments to these proforma financial statements are comprised of the following:


     (A) Elimination and reduction of duplicative expenses as a result of the merger.


     (B) $213,000 relates to proxy costs, which will be borne by Putnam Investment Grade Municipal Trust II and Putnam Investment Grade Municipal Trust III. The remaining $313,000 consists of $250,000 of legal costs, $48,000 of accounting costs and $15,000 of SEC registration fees. These are related merger costs which will be allocated ratably between the two funds upon consummation of the merger.

     (C) Issuance of common shares of Putnam Investment Grade Municipal Trust II to the holders of common shares of Putnam Investment Grade Municipal Trust III.

A GUIDE TO TRUST III'S FINANCIAL STATEMENTS FROM THE FUNDS'
ANNUAL REPORT DATED OCTOBER 31, 2000

These sections of the report, preceded by the Report of independent accountants, constitute the fund's financial statements.

The fund's portfolio lists all the fund's investments and their values as of the last day of the reporting period. Holdings are organized by asset type and industry sector, country, or state to show areas of concentration and diversification.

Statement of assets and liabilities shows how the fund's net assets and share price are determined. All investment and noninvestment assets are added together. Any unpaid expenses and other liabilities are subtracted from this total. The result is divided by the number of shares to determine the net asset value per share, which is calculated separately for each class of shares. (For funds with preferred shares, the amount subtracted from total assets includes the net assets allocated to remarketed preferred shares.)

Statement of operations shows the fund's net investment gain or loss for the reporting period. This is determined by adding up all the fund's earnings -- from dividends and interest income -- and subtracting its operating expenses. This statement also lists any net gain or loss the fund realized on the sales of its holdings and -- for holdings that remain in the portfolio -- any change in unrealized gains or losses over the period.

Statement of changes in net assets shows how the fund's net assets were affected by distributions to shareholders and by changes in the number of the fund's shares. It lists distributions and their sources (net investment income or realized capital gains) over the current reporting period and the most recent fiscal year-end. The distributions listed here may not match the sources listed in the Statement of operations because the distributions are determined on a tax basis and may be paid in a different period from the one in which they were earned.

Financial highlights provide an overview of the fund's investment results, per-share distributions, expense ratios, net investment income ratios and portfolio turnover in one summary table, reflecting the five most recent reporting periods. In a semiannual report, the highlight table also includes the current reporting period. For open-end funds, a separate table is provided for each share class.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees and Shareholders of
Putnam Investment Grade Municipal Trust III

In our opinion, the accompanying statement of assets and liabilities, including the fund's portfolio, except for bond ratings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Putnam Investment Grade Municipal Trust III (the "fund") at October 31, 2000, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments owned at October 31, 2000 by correspondence with the custodian, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Boston, Massachusetts
December 7, 2000

THE FUND'S PORTFOLIO
October 31, 2000

KEY TO ABBREVIATIONS
AMBAC       -- AMBAC Indemnity Corporation
COP         -- Certificate of Participation
FGIC        -- Financial Guaranty Insurance Company
FRB         -- Floating Rate Bonds
FSA         -- Financial Security Assurance
G.O. Bonds  -- General Obligation Bonds
IFB         -- Inverse Floating Rate Bonds
IF COP      -- Inverse Floating Rate Certificate of Participation
MBIA        -- Municipal Bond Investors Assurance Corporation

MUNICIPAL BONDS AND NOTES (98.3%) (a)
PRINCIPAL AMOUNT                                                                          RATING (RAT)        VALUE
Alaska (1.7%)
-------------------------------------------------------------------------------------------------------------------
     $    1,000,000 Valdez, Marine Term. Rev. Bonds (Sohio Pipeline),
                    7 1/8s, 12/1/25                                                       AA+         $   1,047,930

Arkansas (0.6%)
-------------------------------------------------------------------------------------------------------------------
            400,000 Baxter Cnty., Hosp. Rev. Bonds, Ser. B, 5 5/8s, 9/1/28                Baa               330,500

California (2.6%)
-------------------------------------------------------------------------------------------------------------------
            500,000 CA Statewide Cmntys. Dev. Auth. COP
                    (The Internext Group), 5 3/8s, 4/1/30                                 BBB               430,000
          1,000,000 San Diego Cnty., Wtr. Auth. IF COP, FGIC,
                    6.774s, 4/23/08 (SEG)                                                 Aaa             1,146,250
                                                                                                      -------------
                                                                                                          1,576,250

Colorado (12.3%)
-------------------------------------------------------------------------------------------------------------------
          8,700,000 CO Pub. Hwy. Auth. Rev. Bonds (E-470 Pub. Hwy.),
                    Ser. B, zero %, 9/1/35                                                Baa3              652,500
          1,000,000 CO Springs Hosp. Rev. Bonds, 6 3/8s, 12/15/30                         A3              1,001,250
                    Denver, City & Cnty. Arpt. Rev. Bonds
          2,205,000 Ser. A, 8 3/4s, 11/15/23                                              A2              2,323,364
            795,000 Ser. A, 8 3/4s, 11/15/23, Prerefunded                                 Aaa               843,908
          1,370,000 Ser. A, 8 1/2s, 11/15/23                                              A2              1,399,099
          1,000,000 Ser. D, 7 3/4s, 11/15/13                                              A2              1,186,250
                                                                                                      -------------
                                                                                                          7,406,371

Florida (6.5%)
-------------------------------------------------------------------------------------------------------------------
                    Broward Cnty., Resource Recvy. Rev. Bonds
            830,000 (SES Broward Cnty. LP South), 7.95s, 12/1/08                          A                 848,675
          1,695,000 (Waste-Energy LP North), 7.95s, 12/1/08                               A               1,733,138
          1,000,000 Escambia Cnty., Hlth. Facs. Auth. Rev. Bonds
                    (Baptist Hosp. & Baptist Manor), 5 1/8s, 10/1/19                      A3                833,750
            500,000 Orange Cnty., Hlth. Facs. Auth. Rev. Bonds
                    (Regl. Hlth. Care Syst.), Ser. E, 6s, 10/1/26                         A2                494,375
                                                                                                      -------------
                                                                                                          3,909,938

Georgia (0.9%)
-------------------------------------------------------------------------------------------------------------------
                    GA Med. Ctr. Hosp. Auth. IFB, MBIA
            200,000 8.719s, 8/1/10                                                        Aaa               218,000
            300,000 8.719s, 8/1/10, Prerefunded                                           Aaa               330,000
                                                                                                      -------------
                                                                                                            548,000

Illinois (6.5%)
-------------------------------------------------------------------------------------------------------------------
          1,500,000 Chicago, O'Hare Intl. Arpt. Special Fac. Rev. Bonds
                    (American Airlines), 8.2s, 12/1/24                                    Baa             1,661,250
          1,605,000 IL Hlth. Fac. Auth. Rev. Bonds (Glenoaks Med. Ctr.),
                    Ser. D, 9 1/2s, 11/15/15                                              AAA             1,639,379
            750,000 IL Dev. Fin. Auth. Hosp. Rev. Bonds (Adventist Hlth.
                    Syst./Sunbelt Obligation), 5.65s, 11/15/24                            A-                635,625
                                                                                                      -------------
                                                                                                          3,936,254

Indiana (3.4%)
-------------------------------------------------------------------------------------------------------------------
          2,000,000 Marion Cnty., Ind. Convention & Rectl. Fac. Auth.
                    Rev. Bonds (Excise Tax Rev. Lease Rental), Ser. A,
                    AMBAC, 7s, 6/1/21                                                     Aaa             2,064,400

Kansas (4.1%)
-------------------------------------------------------------------------------------------------------------------
          2,400,000 Burlington, Poll. Ctrl. Rev. Bonds (Kansas Gas &
                    Electric Co.), MBIA, 7s, 6/1/31                                       Aaa             2,479,656

Kentucky (2.4%)
-------------------------------------------------------------------------------------------------------------------
          1,000,000 Boone Cnty., Poll. Control Rev. Bonds (Dayton
                    Pwr. & Lt. Co.), Ser. A, 6 1/2s, 11/15/22                             A2              1,026,250
            400,000 KY Econ. Dev. Fin. Auth. Hlth. System Rev. Bonds
                    (Norton Healthcare, Inc.), Ser. A, 6 5/8s, 10/1/28                    BBB/P             390,500
                                                                                                      -------------
                                                                                                          1,416,750

Louisiana (2.4%)
-------------------------------------------------------------------------------------------------------------------
          1,420,000 Beauregard, Parish Rev. Bonds (Boise Cascade Corp.),
                    7 3/4s, 6/1/21                                                        Baa3            1,461,819

Massachusetts (7.0%)
-------------------------------------------------------------------------------------------------------------------
          1,000,000 MA State Dev. Fin. Agcy. Rev. Bonds (Ma. Biomedical
                    Research), Ser. C, 6 1/4s, 8/1/20                                     A               1,007,500
            750,000 MA State Hlth. & Edl. Fac. Auth. IFB (Med. Ctr. of
                    Central MA), Ser. B, AMBAC, 8.42s, 6/23/22                            Aaa               867,188
          1,000,000 MA State Hsg. Fin. Agcy. Rev. Bonds, Ser. 53, MBIA,
                    6.15s, 12/1/29                                                        Aaa             1,013,750
            830,000 MA State Port Auth. Rev. Bonds, 13s, 7/1/13                           Aaa             1,304,138
                                                                                                      -------------
                                                                                                          4,192,576

Minnesota (1.6%)
-------------------------------------------------------------------------------------------------------------------
            925,000 SCA Multi-Fam. Mtge. Rev. Bonds (Burnsville),
                    Ser. A-9, FSA, 7.1s, 1/1/30                                           Aaa               990,906

Mississippi (0.8%)
-------------------------------------------------------------------------------------------------------------------
            500,000 Mississippi Bus. Fin. Corp. Poll. Ctrl. Rev. Bonds
                    (Syst. Energy Res., Inc.), 5.9s, 5/1/22                               BBB-              460,000

Missouri (0.8%)
-------------------------------------------------------------------------------------------------------------------
            500,000 MO State Hlth. & Edl. Fac. Rev. Bonds (St. Anthony's
                    Med. Ctr.), 6 1/4s, 12/1/30                                           A                 493,750

Nevada (3.2%)
-------------------------------------------------------------------------------------------------------------------
                    Clark Cnty., Indl. Dev. Rev. Bonds
          1,000,000 (NV Pwr. Co.), Ser. A, 5.9s, 11/1/32                                  BBB               895,000
          1,000,000 (Southwest Gas Corp.), Ser. B, 7 1/2s, 9/1/32                         Baa2            1,043,750
                                                                                                      -------------
                                                                                                          1,938,750

New York (7.7%)
-------------------------------------------------------------------------------------------------------------------
                    NY City, Muni. Wtr. & Swr. Fin. Auth. Rev. Bonds
          2,000,000 Ser. C, 7 3/4s, 6/15/20                                               Aaa             2,071,880
          1,000,000 Ser. B, 5 3/4s, 6/15/26                                               AA              1,008,750
          1,000,000 NY State Energy Res. & Dev. Auth. Elec. Fac. Rev.
                    Bonds (Cons. Edison Co. of NY, Inc.), Ser. A,
                    7 1/2s, 1/1/26                                                        A+              1,009,910
            500,000 Port Auth. NY & NJ 144A, Ser. N18,
                    8.75s, 12/1/17                                                        Aaa               556,250
                                                                                                      -------------
                                                                                                          4,646,790

North Carolina (3.3%)
-------------------------------------------------------------------------------------------------------------------
                    NC Eastern Muni. Pwr. Agcy. Syst. Rev. Bonds
          1,000,000 (No. 1 Catawba Elec.), Ser. B, 6 1/2s, 1/1/20                         BBB+            1,026,250
            500,000 Ser. A, 5 3/4s, 1/1/26                                                Baa3              461,250
            500,000 Ser. B, 5.65s, 1/1/16                                                 BBB               476,250
                                                                                                      -------------
                                                                                                          1,963,750

North Dakota (0.8%)
-------------------------------------------------------------------------------------------------------------------
            500,000 Grand Forks, Hlth. Care Syst. Rev. Bonds
                    (Altru Hlth. Syst. Oblig. Group), 7 1/8s, 8/15/24                     Baa1/P            508,125

Ohio (0.6%)
-------------------------------------------------------------------------------------------------------------------
            400,000 OH State Env. Impt. Rev. Bonds (USX Corp.),
                    5 5/8s, 5/1/29                                                        Baa1              360,000

Oklahoma (0.7%)
-------------------------------------------------------------------------------------------------------------------
            600,000 OK Dev. Fin. Auth. Rev. Bonds (Hillcrest
                    Healthcare), Ser. A, 5 5/8s, 8/15/29                                  BB+               418,500

Pennsylvania (3.6%)
-------------------------------------------------------------------------------------------------------------------
          1,000,000 Allegheny Cnty., Indl. Dev. Auth. Rev. Bonds
                    (Environmental Impt.). Ser. A, 6.7s, 12/1/20                          Baa1            1,020,000
            250,000 Carbon Cnty., Indl. Dev. Auth. Rev. Bonds
                    (Panter Creek Partners PJ), 6.65s, 5/1/10                             BBB-/P            256,250
          1,000,000 Delaware Cnty., Indl. Dev. Auth. Rev. Bonds,
                    Ser. A, 6.2s, 7/1/19                                                  BB-               886,250
                                                                                                      -------------
                                                                                                          2,162,500

Puerto Rico (0.9%)
-------------------------------------------------------------------------------------------------------------------
            500,000 PR Elec. Pwr. Auth. IFB, FSA, 7.378s, 7/1/23                          Aaa               539,375

South Carolina (1.1%)
-------------------------------------------------------------------------------------------------------------------
            500,000 Connector 2000 Association, Inc. SC Toll Road
                    Rev. Bonds (Southern Connector
                    Project), Ser. A, 5 3/8s, 1/1/38                                      BBB-              379,375
            300,000 SC State Jobs Econ. Dev. Auth. Hosp. Fac.
                    Rev. Bonds (Palmetto Hlth. Alliance), Ser. A,
                    7 3/8s, 12/15/21                                                      Baa2              310,125
                                                                                                      -------------
                                                                                                            689,500

Tennessee (8.2%)
-------------------------------------------------------------------------------------------------------------------
                    Johnson City, Hlth. & Edl. Facs. Rev. Bonds
          1,000,000 (Mtn. States Hlth.), Ser. A, 7 1/2s, 7/1/33                           Baa2            1,005,000
          1,000,000 Ser. A2, MBIA, 8.2s, 7/1/21 (acquired 2/8/00,
                    cost 941,900) (RES)                                                   Aaa             1,055,000
          2,700,000 Metropolitan Govt. Nashville & Davidson Cnty.,
                    Tenn. Wtr. & Swr. IFB, AMBAC, 7.557s, 1/1/22                          Aaa             2,889,000
                                                                                                      -------------
                                                                                                          4,949,000

Texas (10.4%)
-------------------------------------------------------------------------------------------------------------------
          2,400,000 Bexar Cnty., Hlth. Fac. Dev. Corp. Rev. Bonds
                    (St. Luke's Lutheran Hosp.), 7.9s, 5/1/18                             AAA/P           2,585,999
          1,000,000 Dallas-Fort Worth Intl. Arpt. Fac. Impt. Corp.
                    Rev. Bonds (American Airlines), 6 3/8s, 5/1/35                        Baa1              971,250
          2,000,000 Titus Cnty., Fresh Wtr. Supply Dist. No. 1 Poll. Rev.
                    Bonds (Southwestern Elec. Pwr. Co.), Ser. A,
                    8.2s, 8/1/11                                                          A2              2,093,720
                    Tomball, Hosp. Auth. Rev. Bonds (Tomball
                    Regl. Hosp.)
            400,000 6 1/8s, 7/1/23                                                        Baa2              344,500
            300,000 6s, 7/1/29                                                            BBB/P             249,750
                                                                                                      -------------
                                                                                                          6,245,219

Virginia (2.5%)
-------------------------------------------------------------------------------------------------------------------
            600,000 Pocahontas Pkwy Assn. Toll Rd. Rev. Bonds, Ser. A,
                    5 1/2s, 8/15/28                                                       Baa3              495,000
          1,000,000 VA State Hsg. Dev. Auth. Rev. Bonds, Ser. A,
                    7.1s, 1/1/17                                                          Aa1             1,033,750
                                                                                                      -------------
                                                                                                          1,528,750

Washington (1.7%)
-------------------------------------------------------------------------------------------------------------------
          1,000,000 King Cnty., G.O. Bonds, Ser. C, 6 1/4s, 1/1/32                        Aa1             1,041,250
-------------------------------------------------------------------------------------------------------------------
                    Total Investments (cost $60,357,682) (b)                                          $  59,306,609
-------------------------------------------------------------------------------------------------------------------

  (a) Percentages indicated are based on net assets of $60,305,913.

(RAT) The Moody's or Standard & Poor's ratings indicated are believed to be the most recent ratings available at October 31, 2000, for the securities listed. Ratings are generally ascribed to securities at the time of issuance. While the agencies may from time to time revise such ratings, they undertake no obligation to do so, and the ratings do not necessarily represent what the agencies would ascribe to these securities at October 31, 2000. Securities rated by Putnam are indicated by "/P" and are not publicly rated. Ratings are not covered by the Report of independent accountants.

  (b) The aggregate identified cost on a tax basis is $60,428,946 resulting in gross unrealized appreciation and depreciation of $1,350,428 and $2,472,765, respectively, or net unrealized depreciation of $1,122,337.

(RES) Restricted, excluding 144A securities, as to public resale. The total market value of restricted securities held at October 31, 2000 was $1,055,000 or 1.7% of net assets.

(SEG) A portion of this security was pledged and segregated with the custodian to cover margin requirements for futures contracts at October 31, 2000.

      The rates shown on Floating Rate Bonds (FRB) are the current interest rates shown at October 31, 2000, which are subject change based on the terms of the security.

      The rates shown on IFB and IF COP, which are securities paying interest rates that vary inversely to changes in the market interest rates, are the current interest rates at October 31, 2000.

      The fund had the following industry group concentrations greater than 10% at October 31, 2000 (as a percentage of net assets):

            Health care              24.1%
            Transportation           18.9
            Utilities                18.2
            Water and sewer          17.6

------------------------------------------------------------------------------
Futures Contracts Outstanding at October 31, 2000

                                     Aggregate Face   Expiration    Unrealized
                       Total Value        Value          Date     Appreciation
------------------------------------------------------------------------------
Municipal Bond
Index (long)           $11,847,938     $11,795,577      Dec-00      $52,361
------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.


STATEMENT OF ASSETS AND LIABILITIES
October 31, 2000
Assets
-------------------------------------------------------------------------------------------
Investments in securities, at value
(identified cost $60,357,682) (Note 1)                                          $59,306,609
-------------------------------------------------------------------------------------------
Cash                                                                                 57,700
-------------------------------------------------------------------------------------------
Interest receivable                                                               1,421,469
-------------------------------------------------------------------------------------------
Total assets                                                                     60,785,778

Liabilities
-------------------------------------------------------------------------------------------
Payable for variation margin                                                         40,906
-------------------------------------------------------------------------------------------
Distributions payable to shareholders                                               246,413
-------------------------------------------------------------------------------------------
Payable for compensation of Manager (Note 2)                                        108,296
-------------------------------------------------------------------------------------------
Payable for investor servicing and custodian services (Note 2)                        8,660
-------------------------------------------------------------------------------------------
Payable for compensation of  Trustees (Note 2)                                       11,555
-------------------------------------------------------------------------------------------
Payable for administrative services (Note 2)                                          1,263
-------------------------------------------------------------------------------------------
Other accrued expenses                                                               62,772
-------------------------------------------------------------------------------------------
Total liabilities                                                                   479,865
-------------------------------------------------------------------------------------------
Net assets                                                                      $60,305,913

Represented by
-------------------------------------------------------------------------------------------
Series A remarketed preferred shares (200 shares issued
and outstanding at $50,000 per share) (Note 4)                                  $10,000,000
-------------------------------------------------------------------------------------------
Paid-in capital -- common shares (unlimited shares authorized) (Note 1)          55,813,561
-------------------------------------------------------------------------------------------
Distributions in excess of net investment income (Note 1)                          (217,488)
-------------------------------------------------------------------------------------------
Accumulated net realized loss on investments (Note 1)                            (4,291,448)
-------------------------------------------------------------------------------------------
Net unrealized depreciation of investments                                         (998,712)
-------------------------------------------------------------------------------------------
Total -- Representing net assets applicable to
capital shares outstanding                                                      $60,305,913

Computation of net asset value
-------------------------------------------------------------------------------------------
Series A remarketed preferred shares                                            $10,000,000
-------------------------------------------------------------------------------------------
Cumulative undeclared dividends on remarketed preferred shares                       21,603
-------------------------------------------------------------------------------------------
Net assets allocated to remarketed preferred shares --
liquidation preference                                                          $10,021,603
-------------------------------------------------------------------------------------------
Net assets available to common shares                                           $50,284,310
-------------------------------------------------------------------------------------------
Net asset value per common share
($50,284,310 divided by 4,007,092 shares)                                            $12.55
-------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.


STATEMENT OF OPERATIONS
Year ended October 31, 2000
Tax exempt interest income:                                                      $3,976,847
-------------------------------------------------------------------------------------------

Expenses:
-------------------------------------------------------------------------------------------
Compensation of Manager (Note 2)                                                    414,168
-------------------------------------------------------------------------------------------
Investor servicing and custodian fees (Note 2)                                       55,770
-------------------------------------------------------------------------------------------
Compensation of  Trustees (Note 2)                                                    9,131
-------------------------------------------------------------------------------------------
Administrative services (Note 2)                                                      3,809
-------------------------------------------------------------------------------------------
Auditing                                                                             30,600
-------------------------------------------------------------------------------------------
Other                                                                                57,184
-------------------------------------------------------------------------------------------
Total expenses                                                                      570,662
-------------------------------------------------------------------------------------------
Expense reduction (Note 2)                                                          (41,689)
-------------------------------------------------------------------------------------------
Net expenses                                                                        528,973
-------------------------------------------------------------------------------------------
Net investment income                                                             3,447,874
-------------------------------------------------------------------------------------------
Net realized loss on investments (Notes 1 and 3)                                    (43,283)
-------------------------------------------------------------------------------------------
Net realized gain on futures contracts (Note 1)                                     708,884
-------------------------------------------------------------------------------------------
Net unrealized appreciation of investments and futures during the year              501,234
-------------------------------------------------------------------------------------------
Net gain on investments                                                           1,166,835
-------------------------------------------------------------------------------------------
Net increase in net assets resulting from operations                             $4,614,709
-------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.


STATEMENT OF CHANGES IN NET ASSETS

                                                                           Year ended October 31
                                                                 ---------------------------------
                                                                             2000             1999
--------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
--------------------------------------------------------------------------------------------------
Operations:
--------------------------------------------------------------------------------------------------
Net investment income                                                 $ 3,447,874      $ 3,392,461
--------------------------------------------------------------------------------------------------
Net realized gain (loss) on investments                                   665,601         (478,078)
--------------------------------------------------------------------------------------------------
Net unrealized appreciation (depreciation) of investments                 501,234       (4,526,104)
--------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                                               4,614,709       (1,611,721)
--------------------------------------------------------------------------------------------------
Distributions to remarketed preferred shareholders:
--------------------------------------------------------------------------------------------------
From net investment income                                               (400,285)        (323,140)
--------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
operations applicable to common shareholders (excluding
cumulative undeclared dividends on remarketed preferred
shares of $21,603 and $16,069, respectively)                            4,214,424       (1,934,861)
--------------------------------------------------------------------------------------------------
Distributions to common shareholders:
--------------------------------------------------------------------------------------------------
From net investment income                                             (2,956,967)      (3,123,262)
--------------------------------------------------------------------------------------------------
In excess of net investment income                                             --          (42,020)
--------------------------------------------------------------------------------------------------
Total increase (decrease) in net assets                                 1,257,457       (5,100,143)

Net assets
--------------------------------------------------------------------------------------------------
Beginning of year                                                      59,048,456       64,148,599
--------------------------------------------------------------------------------------------------
End of year (including distributions in excess of
net investment income of $217,488 and
$308,110, respectively)                                               $60,305,913      $59,048,456
--------------------------------------------------------------------------------------------------

Number of fund shares
--------------------------------------------------------------------------------------------------
Common shares outstanding at
beginning and end of year                                               4,007,092        4,007,092
--------------------------------------------------------------------------------------------------
Remarketed preferred shares outstanding at
beginning and end of year                                                     200              200
--------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.


FINANCIAL HIGHLIGHTS
(For a share outstanding throughout the period)
--------------------------------------------------------------------------------------------------
Per-share
operating performance                                     Year ended October 31
--------------------------------------------------------------------------------------------------
                                        2000         1999         1998         1997         1996
--------------------------------------------------------------------------------------------------
Net asset value,
beginning of period
(common shares)                       $12.24       $13.51       $13.35       $13.02       $13.22
--------------------------------------------------------------------------------------------------
Investment operations
--------------------------------------------------------------------------------------------------
Net investment income                    .86          .85          .80          .86          .82
--------------------------------------------------------------------------------------------------
Net realized and unrealized
gain (loss) on investments               .29        (1.25)         .25          .36         (.13)
--------------------------------------------------------------------------------------------------
Total from
investment operations                   1.15         (.40)        1.05         1.22          .69
--------------------------------------------------------------------------------------------------
Less distributions:
--------------------------------------------------------------------------------------------------
From net
investment income
--------------------------------------------------------------------------------------------------
To preferred shareholders               (.10)        (.08)        (.09)        (.09)        (.09)
--------------------------------------------------------------------------------------------------
To common shareholders                  (.74)        (.78)        (.80)        (.80)        (.80)
--------------------------------------------------------------------------------------------------
In excess of net investment income
--------------------------------------------------------------------------------------------------
To common shareholders                    --         (.01)          --           --           --
--------------------------------------------------------------------------------------------------
Total distributions:                    (.84)        (.87)        (.89)        (.89)        (.89)
--------------------------------------------------------------------------------------------------
Net asset value, end of period
(common shares)                       $12.55       $12.24       $13.51       $13.35       $13.02
--------------------------------------------------------------------------------------------------
Market value, end of period
(common shares)                      $11.000      $10.688      $13.688      $12.875      $11.875
--------------------------------------------------------------------------------------------------

Ratios and supplemental data
--------------------------------------------------------------------------------------------------
Total return at market value
(common shares)(%)(a)                  10.27       (16.97)       12.92        15.54         6.89
--------------------------------------------------------------------------------------------------
Net assets, end of period
(total fund)(in thousands)           $60,306      $59,048      $64,149      $63,498      $62,166
--------------------------------------------------------------------------------------------------
Ratio of expenses to
average net assets (%)(b)(c)            1.16         1.24         1.21         1.30         1.30
--------------------------------------------------------------------------------------------------
Ratio of net investment income
to average net assets (%)(b)            6.21         5.86         5.25         5.90         5.59
--------------------------------------------------------------------------------------------------
Portfolio turnover rate (%)            12.13        17.20        28.13        37.75       123.89
--------------------------------------------------------------------------------------------------

(a) Total return assumes dividend reinvestment.

(b) Ratios reflect net assets available to common shares only; net investment income ratio also reflects reduction for dividend payments to preferred shareholders.

(c) Includes amounts paid through expense offset arrangements. (Note 2).

NOTES TO FINANCIAL STATEMENTS
October 31, 2000

Note 1
Significant accounting policies

Putnam Investment Grade Municipal Trust III, (the "fund") is registered under the Investment Company Act of 1940, as amended, as a diversified, closed-end management investment company. The fund's investment objective is to provide as high a level of current income exempt from federal income tax as is believed to be consistent with preservation of capital. The fund intends to achieve its objective by investing in a diversified portfolio of investment grade municipal securities that Putnam Investment Management, Inc. ("Putnam Management"), the fund's manager, a wholly-owned subsidiary of Putnam Investments, Inc., believes does not involve undue risk to income or principal.

The following is a summary of significant accounting policies consistently followed by the fund in the preparation of its financial statements. The preparation of financial statements is in conformity with generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

A) Security valuation Tax-exempt bonds and notes are stated on the basis of valuations provided by a pricing service, approved by the Trustees, which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining value. Restricted securities are stated at fair value following procedures approved by the Trustees. Such valuations and procedures are reviewed periodically by the Trustees.

B) Security transactions and related investment income Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Gains or losses on securities sold are determined on the identified cost basis.

Interest income is recorded on the accrual basis.

C) Futures and options contracts The fund may use futures and options contracts to hedge against changes in the values of securities the fund owns or expects to purchase. The fund may also write options on securities it owns or in which it may invest to increase its current returns.

The potential risk to the fund is that the change in value of futures and options contracts may not correspond to the change in value of the hedged instruments. In addition, losses may arise from changes in the value of the underlying instruments, if there is an illiquid secondary market for the contracts, or if the counterparty to the contract is unable to perform. When the contract is closed, the fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. Realized gains and losses on purchased options are included in realized gains and losses on investment securities.

Futures contracts are valued at the quoted daily settlement prices established by the exchange on which they trade. Exchange traded options are valued at the last sale price, or if no sales are reported, the last bid price for purchased options and the last ask price for written options. Options traded over-the-counter are valued using prices supplied by dealers.

D) Federal taxes It is the policy of the fund to distribute all of its income within the prescribed time and otherwise comply with the provisions of the Internal Revenue Code applicable to regulated investment companies. It is also the intention of the fund to distribute an amount sufficient to avoid imposition of any excise tax under Section 4982 of the Internal Revenue Code of 1986, as amended. Therefore, no provision has been made for federal taxes on income, capital gains or unrealized appreciation on securities held nor for excise tax on income and capital gains.

At October 31, 2000, the fund had a capital loss carryover of approximately $3,893,000 available to offset future capital gains, if any. The amount of the carryover and the expiration dates are:

Loss Carryover    Expiration
--------------    ------------------
    $  524,000    October 31, 2002
     1,863,000    October 31. 2003
       452,000    October 31, 2004
       244,000    October 31, 2005
       810,000    October 31, 2007

E) Distributions to shareholders Distributions to common and preferred shareholders from net investment income are recorded by the fund on the ex-dividend date. Capital gains, if any, are recorded on the ex-dividend date and paid at least annually. Dividends on remarketed preferred shares become payable when, as and if declared by the Trustees. Each dividend period for the remarketed preferred shares is generally a 28 day period. The applicable dividend rate for the remarketed preferred shares on October 31, 2000 was 4.15%. The amount and character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences include a temporary difference of dividends payable, unrealized gains and losses on certain futures contracts, and straddle loss deferrals. Reclassifications are made to the fund's capital accounts to reflect income and gains available for distribution ( or available capital loss carryovers) under income tax regulations. For the year ended October 31, 2000, the fund required no such reclassifications.

F) Determination of net asset value Net asset value of the common shares is determined by dividing the value of all assets of the fund, less all liabilities and the liquidation preference of any outstanding remarketed preferred shares, by the total number of common shares outstanding.

G) Amortization of bond premium and accretion of bond discount Any premium resulting from the purchase of securities in excess of maturity value is amortized on a yield-to-maturity basis. Discounts on original issue discount bonds are accreted according to the yield-to-maturity basis.

Note 2
Management fee, administrative
services and other transactions

Compensation of Putnam Management, for management and investment advisory services is paid quarterly based on the average net assets of the fund. Such fee is based on the following annual rates: 0.70% of the first $500 million of the average net asset value of the fund, 0.60% of the next $500 million, 0.55% of the next $500 million, and 0.50% of any amount over $1.5 billion.

If dividends payable on remarketed preferred shares during any dividend payment period plus any expenses attributable to remarketed preferred shares for that period exceed the fund's gross income attributable to the proceeds of the remarketed preferred shares during that period, then the fee payable to Putnam Management for that period will be reduced by the amount of the excess (but not more than 70% of the liquidation preference of the remarketed preferred shares outstanding during the period).

The fund reimburses Putnam Management an allocated amount for the compensation and related expenses of certain officers of the fund and their staff who provide administrative services to the fund. The aggregate amount of all such reimbursements is determined annually by the Trustees.

Custodial functions for the fund's assets are provided by Putnam
Fiduciary Trust Company (PFTC), a subsidiary of Putnam Investments, Inc. Investor servicing agent functions are provided by Putnam Investor Services, a division of PFTC.

For the year ended October 31, 2000, fund expenses were reduced by $41,689 under expense offset arrangements with PFTC and brokerage service arrangements. Investor servicing and custodian fees reported in the Statement of operations exclude these credits. The fund could have invested a portion of the assets utilized in connection with the expense offset arrangements in an income producing asset if it had not entered into such arrangements.

Each Trustee of the fund receives an annual Trustee fee, of which $405 has been allocated to the fund, and an additional fee for each Trustee's meeting attended. Trustees receive additional fees for attendance at certain committee meetings.

The fund has adopted a Trustee Fee Deferral Plan (the "Deferral Plan") which allows the Trustees to defer the receipt of all or a portion of Trustees Fees payable on or after July 1, 1995. The deferred fees remain invested in certain Putnam funds until distribution in accordance with the Deferral Plan.

The fund has adopted an unfunded noncontributory defined benefit pension plan (the "Pension Plan") covering all Trustees of the fund who have served as a Trustee for at least five years. Benefits under the Pension Plan are equal to 50% of the Trustee's average total retainer and meeting fees for the three years preceding retirement. Pension expense for the fund is included in Compensation of Trustees in the Statement of operations. Accrued pension liability is included in Payable for compensation of Trustees in the Statement of assets and liabilities.

Note 3
Purchases and sales of securities

During the year ended October 31, 2000, cost of purchases and proceeds from sales of investment securities other than short-term investments aggregated $9,107,735 and $6,999,819, respectively. There were no purchases and sales of U.S. government obligations.

Note 4
Remarketed preferred shares

The remarketed preferred shares are redeemable at the option of the fund on any dividend payment date at a redemption price of $50,000 per share, plus an amount equal to any dividends accumulated on a daily basis but unpaid through the redemption date (whether or not such dividends have been declared) and, in certain circumstances, a call premium.

It is anticipated that dividends paid to holders of remarketed preferred shares will be considered tax-exempt dividends under the Internal Revenue Code of 1986. To the extent that the fund earns taxable income and capital gains by the conclusion of a fiscal year, it will be required to apportion to the holders of the remarketed preferred shares throughout that year additional dividends as necessary to result in an after-tax equivalent to the applicable dividend rate for the period.

Under the Investment Company Act of 1940, the fund is required to maintain asset coverage of at least 200% with respect to the remarketed preferred shares as of the last business day of each month in which any such shares are outstanding. Additionally, the fund is required to meet more stringent asset coverage requirements under terms of the remarketed preferred shares and the shares' rating agencies. Should these requirements not be met, or should dividends accrued on the remarketed preferred shares not be paid, the fund may be restricted in its ability to declare dividends to common shareholders or may be required to redeem certain of the remarketed preferred shares. At October 31, 2000, no such restrictions have been placed on the fund.

A GUIDE TO TRUST II'S FINANCIAL STATEMENTS FROM THE FUNDS'
ANNUAL REPORT DATED APRIL 30, 2000

These sections of the report, preceded by the Report of independent accountants, constitute the fund's financial statements.

The fund's portfolio lists all the fund's investments and their values as of the last day of the reporting period. Holdings are organized by asset type and industry sector, country, or state to show areas of concentration and diversification.

Statement of assets and liabilities shows how the fund's net assets and share price are determined. All investment and noninvestment assets are added together. Any unpaid expenses and other liabilities are subtracted from this total. The result is divided by the number of shares to determine the net asset value per share, which is calculated separately for each class of shares. (For funds with preferred shares, the amount subtracted from total assets includes the net assets allocated to remarketed preferred shares.)

Statement of operations shows the fund's net investment gain or loss for the reporting period. This is determined by adding up all the fund's earnings -- from dividends and interest income -- and subtracting its operating expenses. This statement also lists any net gain or loss the fund realized on the sales of its holdings and -- for holdings that remain in the portfolio -- any change in unrealized gains or losses over the period.

Statement of changes in net assets shows how the fund's net assets were affected by distributions to shareholders and by changes in the number of the fund's shares. It lists distributions and their sources (net investment income or realized capital gains) over the current reporting period and the most recent fiscal year-end. The distributions listed here may not match the sources listed in the Statement of operations because the distributions are determined on a tax basis and may be paid in a different period from the one in which they were earned.

Financial highlights provide an overview of the fund's investment results, per-share distributions, expense ratios, net investment income ratios and portfolio turnover in one summary table, reflecting the five most recent reporting periods. In a semiannual report, the highlight table also includes the current reporting period. For open-end funds, a separate table is provided for each share class.

REPORT OF INDEPENDENT ACCOUNTANTS
For the fiscal year ended April 30, 2000

To the Trustees and Shareholders of
Putnam Investment Grade Municipal Trust II

In our opinion, the accompanying statement of assets and liabilities, including the fund's portfolio (except for bond ratings), and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Putnam Investment Grade Municipal Trust II (the "fund") at April 30, 2000, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments owned at April 30, 2000 by correspondence with the custodian, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Boston, Massachusetts
June 8, 2000

THE FUND'S PORTFOLIO
April 30, 2000

KEY TO ABBREVIATIONS
AMBAC      -- AMBAC Indemnity Corporation
COP        -- Certificate of Participation
FGIC       -- Financial Guaranty Insurance Company
FSA        -- Financial Security Assurance
G.O. Bonds -- General Obligation Bonds
IFB        -- Inverse Floating Rate Bonds
MBIA       -- Municipal Bond Investors Assurance Corporation


MUNICIPAL BONDS AND NOTES (99.4%) (a)
PRINCIPAL AMOUNT                                                                          RATING (RAT)        VALUE
Alabama (0.6%)
-------------------------------------------------------------------------------------------------------------------
         $1,500,000 Jefferson Cnty., Swr. Rev. Bonds, Ser. A,
                    FGIC, 5s, 2/1/33                                                      Aaa           $1,276,875

Alaska (0.9%)
-------------------------------------------------------------------------------------------------------------------
          2,000,000 Valdez, Marine Term. Rev. Bonds
                    (Sohio Pipeline), 7 1/8s, 12/1/25                                     Aa1             2,107,500

Arkansas (0.6%)
-------------------------------------------------------------------------------------------------------------------
          1,600,000 Baxter Cnty., Hosp. Rev. Bonds, Ser. B,
                    5 5/8s, 9/1/28                                                        Baa2            1,246,000

California (2.4%)
-------------------------------------------------------------------------------------------------------------------
          5,000,000 CA Hlth. Fac. Fin. Auth. IFB
                    (Catholic Healthcare West), AMBAC,
                    6.306s, 7/1/17                                                        Aaa             4,556,250
          1,250,000 CA Statewide Cmnty. Dev. Auth. COP
                    (The Internext Group), 5 3/8s, 4/1/30                                 BBB             1,006,250
                                                                                                   ----------------
                                                                                                          5,562,500

Colorado (8.6%)
-------------------------------------------------------------------------------------------------------------------
         34,000,000 CO Pub. Hwy. Auth. Rev. Bonds (E-470 Pub. Hwy.),
                    Ser. B, zero %, 9/1/35                                                Baa3            2,295,000
                    Denver, City & Cnty. Arpt. Rev. Bonds
          3,675,000 Ser. A, 8 3/4s, 11/15/23                                              Baa1            3,913,875
          1,325,000 Ser. A, 8 3/4s, 11/15/23, Prerefunded                                 Aaa             1,426,031
          2,285,000 Ser. A, 8 1/2s, 11/15/23                                              Baa1            2,364,861
            215,000 Ser. A, 8 1/2s, 11/15/23, Prereunded                                  Aaa               223,733
          1,525,000 Ser. A, 8s, 11/15/25                                                  Baa1            1,574,425
            735,000 Ser. A, 8s, 11/15/25                                                  Baa1              761,644
            265,000 Ser. A, 8s, 11/15/25, Prerefunded                                     Aaa               277,588
            145,000 Ser. A, 8s, 11/15/25, Prereunded                                      Aaa               150,513
          1,000,000 Ser. D, 7 3/4s, 11/15/13                                              Baa1            1,147,500
          5,250,000 SCA Tax Exempt Trust Multi-Fam. Mtge. Rev.
                    Bonds (Newport Village), Ser. A-8, FSA,
                    7.1s, 1/1/30                                                          Aaa             5,565,000
                                                                                                   ----------------
                                                                                                         19,700,170

Florida (9.9%)
-------------------------------------------------------------------------------------------------------------------
                    Broward Cnty., Resource Recvy. Rev. Bonds
          9,100,000 (SES Broward Cnty. LP South), 7.95s, 12/1/08                          A+              9,391,200
            990,000 (Waste-Energy LP North), 7.95s, 12/1/08                               A+              1,021,571
          3,000,000 Escambia Cnty., Hlth. Facs. Auth. Rev. Bonds
                    (Baptist Hosp. & Baptist Manor),
                    5 1/8s, 10/1/19                                                       A3              2,328,750
          1,000,000 FL State Board of Ed. Cap. Outlay G.O. Bonds,
                    Ser. A, 7 1/4s, 6/1/23                                                Aa2             1,022,160
          5,000,000 Lee Cnty., Board of Directors Hosp. IFB
                    (Lee Memorial Hosp.), MBIA, 6.35s, 3/26/20                            Aaa             5,200,000
          1,625,000 Martin Cnty., Indl. Dev. Auth. Rev. Bonds
                    (Indian Cogeneration), Ser. A, 7 7/8s, 12/15/25                       Baa3            1,633,125
          2,500,000 Orange Cnty., Hlth. Facs. Auth. Rev. Bonds
                    (Regl. Hlth. Care Syst.), Ser. E, 6s, 10/1/26                         A2              2,293,750
                                                                                                   ----------------
                                                                                                         22,890,556

Georgia (3.0%)
-------------------------------------------------------------------------------------------------------------------
          6,340,000 Burke Cnty., Dev. Auth. Poll. Control Rev. Bonds
                    (Oglethorpe Pwr. Co. Vogtle), MBIA, 8s, 1/1/22 (SEG)                  Aaa             6,974,000

Hawaii (2.7%)
-------------------------------------------------------------------------------------------------------------------
                    HI State Arpt. Syst. Rev. Bonds
          2,000,000 AMBAC, 7.3s, 7/1/20                                                   Aaa             2,045,300
          4,000,000 FGIC, 7s, 7/1/10                                                      Aaa             4,180,000
                                                                                                   ----------------
                                                                                                          6,225,300

Illinois (5.2%)
-------------------------------------------------------------------------------------------------------------------
          6,250,000 Central Lake Cnty., Joint Action Wtr. Agcy.
                    G.O. Bonds, 6s, 2/1/19                                                Aa2             6,312,500
                    Chicago, O'Hare Intl. Arpt. Special Fac. Rev.
                    Bonds (American Airlines, Inc.)
          2,000,000 8.2s, 12/1/24                                                         Baa1            2,175,000
          2,250,000 Ser. A, 7 7/8s, 11/1/25                                               Baa1            2,310,705
          1,500,000 IL, Dev. Fin. Auth. Hosp. Rev. Bonds
                    (Adventist Hlth. Syst./Sunbelt Obligation),
                    5.65s, 11/15/24                                                       Baa1            1,231,875
                                                                                                   ----------------
                                                                                                         12,030,080

Indiana (0.9%)
-------------------------------------------------------------------------------------------------------------------
          2,000,000 Marion Cnty., Ind. Convention & Recreation Fac.
                    Auth. Rev. Bonds (Excise Tax Rev. Lease Rental),
                    Ser. A, AMBAC, 7s, 6/1/21                                             Aaa             2,078,420

Kansas (1.2%)
-------------------------------------------------------------------------------------------------------------------
          2,600,000 Burlington, Poll. Control Rev. Bonds
                    (Kansas Gas & Electric Co.), MBIA, 7s, 6/1/31                         Aaa             2,706,704

Kentucky (4.8%)
-------------------------------------------------------------------------------------------------------------------
          5,030,000 Jefferson Cnty., Cap. Corp. Rev. Bonds, MBIA,
                    5 1/2s, 6/1/28                                                        Aaa             4,715,625
          2,200,000 Jefferson Cnty., Hosp. Rev. Bonds, MBIA, 6.436s,
                    10/1/14                                                               Aaa             2,285,250
          4,000,000 Kenton Cnty., Special Fac. Arpt. Rev. Bonds
                    (Delta Airlines), Ser. A, 7 1/2s, 2/1/12                              Baa3            4,155,000
                                                                                                   ----------------
                                                                                                         11,155,875

Louisiana (0.9%)
-------------------------------------------------------------------------------------------------------------------
          2,000,000 Beauregard, Parish Rev. Bonds (Boise Cascade
                    Corp.), 7 3/4s, 6/1/21                                                Baa3            2,063,220

Massachusetts (7.0%)
-------------------------------------------------------------------------------------------------------------------
          2,750,000 MA State Hlth. & Ed. Fac. Auth. Rev. Bonds
                    (Caritas Christian Oblig. Group), Ser. A,
                    5 5/8s, 7/1/20                                                        Baa2            2,210,313
                    MA State Hlth. & Edl. Fac. Auth. IFB
          2,000,000 (Beth Israel-Deaconess Hosp.), AMBAC,
                    9.031s, 10/1/31                                                       Aaa             2,132,500
          5,500,000 (Med. Ctr. of Central MA), Ser. B, AMBAC,
                    8.62s, 6/23/22                                                        Aaa             5,974,375
          3,000,000 MA State Port Auth. Rev. Bonds, 13s, 7/1/13                           Aaa             4,612,500
          1,500,000 MA State Tpk. Auth. Hwy. Syst. Rev. Bonds,
                    Ser. A, AMBAC, 5s, 1/1/39                                             Aaa             1,254,375
                                                                                                   ----------------
                                                                                                         16,184,063

Michigan (0.9%)
-------------------------------------------------------------------------------------------------------------------
          2,000,000 Detroit, Wtr. Supply Syst. IFB, FGIC, 8.207s,
                    7/1/22                                                                Aaa             2,065,000

Mississippi (0.6%)
-------------------------------------------------------------------------------------------------------------------
          1,500,000 Mississippi Bus. Fin. Corp. Poll. Control Rev. Bonds
                    (Syst. Energy Res., Inc.), 5.9s, 5/1/22                               Ba1             1,297,500

Nevada (4.1%)
-------------------------------------------------------------------------------------------------------------------
          1,760,000 Clark Cnty., Dist. Impt. G.O. Bonds
                    (Special Assmt. Dist. No. 124), 7 1/4s, 2/1/20                        BBB-/P          1,779,800
                    Clark Cnty., Indl. Dev. Rev. Bonds
          3,000,000 (Southwest Gas Corp.) Ser. B, 7 1/2s, 9/1/32                          Baa2            3,131,250
          3,000,000 (Southwest Gas Corp.) Ser. A, AMBAC, 6.1s,
                    12/1/38                                                               Aaa             2,966,250
          2,000,000 (NV Pwr. Co.), Ser. C, 5 1/2s, 10/1/30                                BBB-            1,645,000
                                                                                                   ----------------
                                                                                                          9,522,300

New Jersey (0.9%)
-------------------------------------------------------------------------------------------------------------------
          2,000,000 NJ Hlth. Care Facs. Fin. Auth. Rev. Bonds,
                    AMBAC, 6 3/4s, 7/1/19                                                 Aaa             2,110,000

New York (14.7%)
-------------------------------------------------------------------------------------------------------------------
          2,000,000 Long Island, Pwr. Auth. NY Elec. Syst. Rev. Bonds,
                    Ser. A, 5 1/4s, 12/1/26                                               A-              1,755,000
                    NY City, G.O. Bonds
          2,900,000 Ser. B, 7 1/2s, 2/1/06                                                A3              3,070,375
          1,100,000 Ser. B, 7 1/2s, 2/1/06, Prerefunded                                   A3              1,164,625
          5,000,000 Ser. D, 5 1/4s, 8/1/21                                                A3              4,512,500
          6,250,000 NY City, Muni. Wtr. & Swr. Fin. Auth. Rev. Bonds,
                    Ser. C, 7 3/4s, 6/15/20                                               Aaa             6,554,688
                    NY State Dorm. Auth. Rev. Bonds
                    (State U. Edl. Fac.), Ser. A
          6,500,000 7.7s, 5/15/12                                                         Aaa             6,637,084
          5,000,000 5 7/8s, 5/15/17                                                       A3              5,062,500
          5,000,000 NY State Energy Res. & Dev. Auth. Elec. Fac.
                    Rev. Bonds (Cons. Edison Co. of NY, Inc.),
                    Ser. A, 7 1/2s, 1/1/26                                                A1              5,071,700
                                                                                                   ----------------
                                                                                                         33,828,472

North Carolina (2.1%)
-------------------------------------------------------------------------------------------------------------------
                    NC Eastern Muni. Pwr. Agcy. Pwr. Syst. Rev. Bonds
          3,000,000 (No. 1 Catawba Elec.), Ser. B, 6 1/2s, 1/1/20                         BBB+            2,992,500
          1,500,000 Ser. A, 5 3/4s, 1/1/26                                                Baa3            1,303,125
            500,000 Ser. B, 5.65s, 1/1/16                                                 BBB               450,000
                                                                                                   ----------------
                                                                                                          4,745,625

North Dakota (0.6%)
-------------------------------------------------------------------------------------------------------------------
          1,500,000 Grand Forks, Hlth. Care Syst. Rev. Bonds
                    (Altru Hlth. Syst. Oblig. Group), 7 1/8s, 8/15/24                     Baa1            1,494,375

Ohio (0.6%)
-------------------------------------------------------------------------------------------------------------------
          1,600,000 OH State Env. Impt. Rev. Bonds (USX Corp.),
                    5 5/8s, 5/1/29                                                        Baa2            1,366,000

Oklahoma (0.3%)
-------------------------------------------------------------------------------------------------------------------
            800,000 OK Dev. Fin. Auth. Rev. Bonds (Hillcrest Healthcare),
                    Ser. A, 5 5/8s, 8/15/29                                               Baa2              621,000

Pennsylvania (5.6%)
-------------------------------------------------------------------------------------------------------------------
          3,000,000 Allegheny Cnty., Hosp. Dev. Auth. Rev. Bonds
                    (Magee-Womens Hosp.), FGIC, 6s, 10/1/13                               Aaa             3,052,500
          2,000,000 Allegheny Cnty., Indl. Dev. Auth. Rev. Bonds, Ser. A,
                    6.7s, 12/1/20                                                         Baa2            2,000,000
          5,000,000 Dauphin Cnty., Auth. Hosp. Rev. Bonds
                    (Hapsco-Western PA Hosp.), Ser. A, MBIA,
                    6 1/2s, 7/1/12                                                        Aaa             5,250,000
          2,000,000 Delaware Cnty., Indl. Dev. Auth. Rev. Bonds,
                    Ser. A, 6.2s, 7/1/19                                                  BB-             1,770,000
          2,700,000 PA State Higher Ed. Assistance Agcy. Rev. Bonds
                    (Student Loan IFB), Ser. A, 6 1/4s, 7/1/13
                    (acquired 5/1/96, cost $2,544,068)
                    (In default) (NON) (RES)                                              B2                891,000
                                                                                                   ----------------
                                                                                                         12,963,500

South Carolina (2.5%)
-------------------------------------------------------------------------------------------------------------------
            400,000 SC State Jobs Econ. Dev. Auth. Hosp. Fac. Rev.
                    Bonds (Palmetto Hlth. Alliance), Ser. A,
                    7 3/8s, 12/15/21                                                      Baa1              396,000
          5,000,000 Spartanburg Cnty. Solid Waste Disp. Rev. Bonds
                    (Bayerische Motoren Werke), 7.55s, 11/1/24                            A/P             5,387,500
                                                                                                   ----------------
                                                                                                          5,783,500

Tennessee (6.4%)
-------------------------------------------------------------------------------------------------------------------
          3,300,000 Johnson City, Hlth. & Edl. Facs. Rev. Bonds
                    (Mtn. States Hlth.), Ser. A, 7 1/2s, 7/1/33                           AAA             3,258,750
          2,500,000 Johnson City, Hlth. & Edl. Facs. Board 144A
                    Rev. Bonds, Ser. A2, MBIA, 8.2s, 7/1/21
                    (acquired 2/8/00, cost $2,355,021) (RES)                              Aaa             2,475,000
          8,300,000 Metropolitan Govt. Nashville & Davidson Cnty.,
                    Tenn. Wtr. & Swr. IFB, AMBAC, 7.628s, 1/1/22                          Aaa             8,912,125
                                                                                                   ----------------
                                                                                                         14,645,875

Texas (5.2%)
-------------------------------------------------------------------------------------------------------------------
          1,700,000 Alliance, Arpt. Auth. Rev. Bonds (Federal Express
                    Corp.), 6 3/8s, 4/1/21                                                Baa2            1,646,875
          2,500,000 Dallas-Fort Worth Intl. Arpt. Fac. Impt. Corp. Rev.
                    Bonds (American Airlines), 6 3/8s, 5/1/35                             Baa1            2,350,000
          1,250,000 Dallas-Fort Worth Intl. Arpt. Fac. Impt. Corp. Rev.
                    Bonds (American Airlines, Inc.), 7 1/2s, 11/1/25                      Baa1            1,275,000
          3,000,000 Nueces Cnty., Port of Corpus Christi Rev. Bonds
                    (Union Pacific), 5.65s, 12/1/22                                       A-              2,565,000
          3,000,000 Titus Cnty., Fresh Wtr. Supply Dist. No. 1 Poll. Rev.
                    Bonds (Southwestern Elec. Pwr. Co.), Ser. A,
                    8.2s, 8/1/11                                                          A1              3,180,000
          1,100,000 Tomball, Hosp. Auth. Rev. Bonds (Tomball Regl.
                    Hosp.), 6s, 7/1/29                                                    Baa2              910,250
                                                                                                   ----------------
                                                                                                         11,927,125

Utah (2.3%)
-------------------------------------------------------------------------------------------------------------------
          5,000,000 UT, State Board Regents Student Loan Rev.
                    Bonds, Ser. H, AMBAC, 6.7s, 11/1/15                                   Aaa             5,193,750

Washington (2.6%)
-------------------------------------------------------------------------------------------------------------------
          6,000,000 King Cnty., G.O. Bonds, Ser. C, 6 1/4s, 1/1/32                        Aa1             6,097,500

West Virginia (1.3%)
-------------------------------------------------------------------------------------------------------------------
          3,000,000 Mason Cnty., Poll. Ctrl. Rev. Bonds
                    (Appalachian Pwr. Co.), Ser. I, 6.85s, 6/1/22                         Baa1            3,093,750
-------------------------------------------------------------------------------------------------------------------
                    Total Investments (cost $238,251,715) (b)                                      $    228,956,535
-------------------------------------------------------------------------------------------------------------------

  (a) Percentages indicated are based on net assets of $230,267,979.

(RAT) The Moody's or Standard & Poor's ratings indicated are believed to be the most recent ratings available at April 30, 2000 for the securities listed. Ratings are generally ascribed to securities at the time of issuance. While the agencies may from time to time revise such ratings, they undertake no obligation to do so, and the ratings do not necessarily represent what the agencies would ascribe to these securities at April 30, 2000. Securities rated by Putnam are indicated by "/P" and are not publicly rated. Ratings are not covered by the Report of independent accountants.

  (b) The aggregate identified cost on a tax basis is $238,251,715, resulting in gross unrealized appreciation and depreciation of $3,593,798 and $12,888,978, respectively, or net unrealized depreciation of $9,295,180.

(NON) Non-income-producing security.

(RES) Restricted, excluding 144A securities, as to public resale. The total market value of restricted securities held at April 30, 2000 was $3,366,000 or 1.5% of net assets.

(SEG) A portion of this security was pledged and segregated with the custodian to cover margin requirements for futures contracts at April 30, 2000.

      The rates shown on IFB, which are securities paying interest rates that vary inversely to changes in the market interest rates are the current interest rates at April 30, 2000.

      The fund had the following industry group concentrations greater than 10% at April 30, 2000 (as a percentage of net assets):

          Health care         21.9%
          Transportation      20.9
          Utilities           14.5
          Water & sewer       11.5

      The fund had the following insurance concentrations greater than 10% at April 30,2000 (as a percentage of net assets):

          AMBAC               16.2%
          MBIA                12.9

---------------------------------------------------------------------------
Futures Contracts Outstanding at April 30, 2000
                                   Aggregate Face  Expiration    Unrealized
                      Total Value           Value        Date  Appreciation
---------------------------------------------------------------------------
Muni Bond Future
(Long)                $29,270,687     $29,079,341     June 00      $191,346
---------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.


STATEMENT OF ASSETS AND LIABILITIES
April 30, 2000
Assets
-------------------------------------------------------------------------------------------
Investments in securities, at value
(identified cost $238,251,715) (Note 1)                                        $228,956,535
-------------------------------------------------------------------------------------------
Interest receivable                                                               4,919,087
-------------------------------------------------------------------------------------------
Receivable for variation margin                                                      39,250
-------------------------------------------------------------------------------------------
Total assets                                                                    233,914,872

Liabilities
-------------------------------------------------------------------------------------------
Payable to subcustodian (Note 2)                                                      2,678
-------------------------------------------------------------------------------------------
Distributions payable to shareholders                                               881,490
-------------------------------------------------------------------------------------------
Payable for securities purchased                                                  2,320,160
-------------------------------------------------------------------------------------------
Payable for compensation of Manager (Note 2)                                        397,032
-------------------------------------------------------------------------------------------
Payable for investor servicing and custodian fees (Note 2)                           23,657
-------------------------------------------------------------------------------------------
Payable for compensation of Trustees (Note 2)                                        14,188
-------------------------------------------------------------------------------------------
Payable for administrative services (Note 2)                                            498
-------------------------------------------------------------------------------------------
Other accrued expenses                                                                7,190
-------------------------------------------------------------------------------------------
Total liabilities                                                                 3,646,893
-------------------------------------------------------------------------------------------
Net assets                                                                     $230,267,979

Represented by
-------------------------------------------------------------------------------------------
Series A and B remarketed preferred shares, (1,260 shares
issued and outstanding at $50,000 per share) (Note 4)                          $ 63,000,000
-------------------------------------------------------------------------------------------
Paid-in capital -- common shares (unlimited shares authorized) (Note 1)         185,817,939
-------------------------------------------------------------------------------------------
Distributions in excess of net investment income (Note 1)                        (1,190,864)
-------------------------------------------------------------------------------------------
Accumulated net realized loss on investments (Note 1)                            (8,255,262)
-------------------------------------------------------------------------------------------
Net unrealized depreciation of investments                                       (9,103,834)
-------------------------------------------------------------------------------------------
Total -- Representing net assets applicable to
capital shares outstanding                                                     $230,267,979

Computation of net asset value
-------------------------------------------------------------------------------------------
Series A and B remarketed preferred shares                                       63,000,000
-------------------------------------------------------------------------------------------
Cumulative undeclared dividends on remarketed preferred shares                      101,974
-------------------------------------------------------------------------------------------
Net assets allocated to remarketed preferred shares -- liquidation preferen      63,101,974
-------------------------------------------------------------------------------------------
Net assets available to common shares                                           167,166,005
-------------------------------------------------------------------------------------------
Net asset value per common share ($167,166,005 divided by 13,357,092 shares          $12.52
-------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.


STATEMENT OF OPERATIONS
Year ended April 30, 2000
Tax exempt interest income:                                                    $ 15,297,849
-------------------------------------------------------------------------------------------

Expenses:
-------------------------------------------------------------------------------------------
Compensation of Manager (Note 2)                                                  1,649,027
-------------------------------------------------------------------------------------------
Investor servicing and custodian fees (Note 2)                                      196,536
-------------------------------------------------------------------------------------------
Compensation of Trustees (Note 2)                                                    13,013
-------------------------------------------------------------------------------------------
Administrative services (Note 2)                                                      6,335
-------------------------------------------------------------------------------------------
Reports to shareholders                                                              16,598
-------------------------------------------------------------------------------------------
Registration fees                                                                        75
-------------------------------------------------------------------------------------------
Auditing                                                                             66,723
-------------------------------------------------------------------------------------------
Legal                                                                                 5,988
-------------------------------------------------------------------------------------------
Postage                                                                              12,429
-------------------------------------------------------------------------------------------
Exchange listing fees                                                                48,749
-------------------------------------------------------------------------------------------
Preferred share remarketing agent fees                                              178,250
-------------------------------------------------------------------------------------------
Other                                                                                20,873
-------------------------------------------------------------------------------------------
Total expenses                                                                    2,214,596
-------------------------------------------------------------------------------------------
Expense reduction (Note 2)                                                          (70,033)
-------------------------------------------------------------------------------------------
Net expenses                                                                      2,144,563
-------------------------------------------------------------------------------------------
Net investment income                                                            13,153,286
-------------------------------------------------------------------------------------------
Net realized gain on investments (Notes 1 and 3)                                    838,164
-------------------------------------------------------------------------------------------
Net realized loss on futures contracts (Note 1)                                  (2,087,960)
-------------------------------------------------------------------------------------------
Net unrealized depreciation of investments
and futures contracts during the period                                         (17,250,810)
-------------------------------------------------------------------------------------------
Net loss on investments                                                         (18,500,606)
-------------------------------------------------------------------------------------------
Net decrease in net assets resulting from operations                           $ (5,347,320)
-------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.


STATEMENT OF CHANGES IN NET ASSETS

                                                                          Year ended April 30
                                                                     -----------------------------
                                                                             2000             1999
--------------------------------------------------------------------------------------------------
Decrease in net assets
--------------------------------------------------------------------------------------------------
Operations:
--------------------------------------------------------------------------------------------------
Net investment income                                                $ 13,153,286     $ 13,412,496
--------------------------------------------------------------------------------------------------
Net realized loss on investments                                       (1,249,796)      (1,214,742)
--------------------------------------------------------------------------------------------------
Net unrealized appreciation (depreciation) of investments             (17,250,810)         220,454
--------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting
from operations                                                        (5,347,320)      12,418,208

Distributions to remarketed preferred shareholders:
--------------------------------------------------------------------------------------------------
From net investment income                                             (2,307,070)      (2,196,948)
--------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
operations applicable to common shareholders (excluding
cumulative undeclared dividends on remarketed preferred
shares of $101,974 and $69,043, respectively)                          (7,654,390)      10,221,260
--------------------------------------------------------------------------------------------------

Distributions to common shareholders:
--------------------------------------------------------------------------------------------------
From net investment income                                            (10,847,178)     (12,821,751)
--------------------------------------------------------------------------------------------------
From in excess of net investment income                                  (494,454)              --
--------------------------------------------------------------------------------------------------
Total decrease in net assets                                          (18,996,022)      (2,600,491)

Net assets
--------------------------------------------------------------------------------------------------
Beginning of year                                                     249,264,001      251,864,492
--------------------------------------------------------------------------------------------------
End of year (including distributions in excess of net
investment income of $1,190,864 and
$1,175,212, respectively)                                            $230,267,979     $249,264,001
--------------------------------------------------------------------------------------------------

Number of fund shares
--------------------------------------------------------------------------------------------------
Common shares outstanding at beginning
and end of year                                                        13,357,092       13,357,092
--------------------------------------------------------------------------------------------------
Remarketed preferred shares outstanding at beginning
and end of year                                                             1,260            1,260
--------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.


FINANCIAL HIGHLIGHTS
(For a share outstanding throughout the period)

------------------------------------------------------------------------------------------------
Per-share
operating performance                                     Year ended April 30
------------------------------------------------------------------------------------------------
                                        2000         1999         1998         1997         1996
------------------------------------------------------------------------------------------------
Net asset value,
beginning of period
(common shares)                       $13.94       $14.13       $13.70       $13.79       $13.94
------------------------------------------------------------------------------------------------
Investment operations:
------------------------------------------------------------------------------------------------
Net investment income                    .98         1.00         1.06         1.07         1.09
------------------------------------------------------------------------------------------------
Net realized and unrealized
gain (loss) on investments             (1.37)        (.07)         .50         (.03)        (.10)
------------------------------------------------------------------------------------------------
Total from investment operations        (.39)         .93         1.56         1.04          .99
------------------------------------------------------------------------------------------------
Less distributions:
------------------------------------------------------------------------------------------------
From net investment income
------------------------------------------------------------------------------------------------
To preferred shareholders               (.18)        (.16)        (.17)        (.17)        (.18)
------------------------------------------------------------------------------------------------
To common shareholders                  (.82)        (.96)        (.96)        (.96)        (.96)
------------------------------------------------------------------------------------------------
In excess of net investment income
------------------------------------------------------------------------------------------------
To common shareholders                  (.03)
------------------------------------------------------------------------------------------------
Total distributions                    (1.03)       (1.12)       (1.13)       (1.13)       (1.14)
------------------------------------------------------------------------------------------------
Net asset value, end of period
(common shares)                       $12.52       $13.94       $14.13       $13.70       $13.79
------------------------------------------------------------------------------------------------
Market value, end of period
(common shares)                      $10.563      $15.250      $14.125      $14.250      $13.875
------------------------------------------------------------------------------------------------

Ratios and supplemental data
------------------------------------------------------------------------------------------------
Total return at market
value (common shares)(%)(a)           (25.71)       15.08         5.63         9.86        16.62
------------------------------------------------------------------------------------------------
Net assets, end of period
(total fund)(in thousands)          $230,268     $249,264     $251,864     $246,028     $247,234
------------------------------------------------------------------------------------------------
Ratio of expenses to
average net assets (%)(b)(c)            1.29         1.23         1.26         1.26         1.24
------------------------------------------------------------------------------------------------
Ratio of net investment income
to average net assets (%)(b)            6.27         5.93         6.26         6.51         6.41
------------------------------------------------------------------------------------------------
Portfolio turnover rate (%)            17.71        17.07        25.71        45.48       160.28
------------------------------------------------------------------------------------------------

  (a) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

  (b) Ratios reflect net assets available to common shares only; net investment income ratio also reflects reduction for dividend payments to preferred shareholders.

  (c) Includes amounts paid through expense offset arrangements (Note 2).

NOTES TO FINANCIAL STATEMENTS
April 30, 2000

Note 1
Significant accounting policies

Putnam Investment Grade Municipal Trust II (the "fund") is registered under the Investment Company Act of 1940, as amended, as a diversified, closed-end management investment company. The fund's investment objective is to provide as high a level of current income exempt from federal income tax as is believed to be consistent with preservation of capital. The fund intends to achieve its objective by investing in a portfolio of investment grade municipal securities that Putnam Investment Management, Inc. ("Putnam Management"), the fund's manager, a wholly-owned subsidiary of Putnam Investments, Inc. believes does not involve undue risk to income or principal.

The following is a summary of significant accounting policies consistently followed by the fund in the preparation of its financial statements. The preparation of financial statements is in conformity with generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

A) Security valuation Tax-exempt bonds and notes are stated on the basis of valuations provided by a pricing service, approved by the Trustees, which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining value. Restricted securities are stated at fair value following procedures approved by the Trustees. Such valuations and procedures are reviewed periodically by the Trustees.

B) Security transactions and related investment income Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Gains or losses on securities sold are determined on the identified cost basis.

Interest income is recorded on the accrual basis.

C) Futures and options contracts The fund may use futures and options contracts to hedge against changes in the values of securities the fund owns or expects to purchase. The fund may also write options on securities it owns or in which it may invest to increase its current returns.

The potential risk to the fund is that the change in value of futures and options contracts may not correspond to the change in value of the hedged instruments. In addition, losses may arise from changes in the value of the underlying instruments, if there is an illiquid secondary market for the contracts, or if the counterparty to the contract is unable to perform. When the contract is closed, the fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. Realized gains and losses on purchased options are included in realized gains and losses on investment securities.

Futures contracts are valued at the quoted daily settlement prices established by the exchange on which they trade. Exchange traded options are valued at the last sale price, or if no sales are reported, the last bid price for purchased options and the last ask price for written options. Options traded over-the-counter are valued using prices supplied by dealers.

D) Federal taxes It is the policy of the fund to distribute all of its income within the prescribed time and otherwise comply with the provisions of the Internal Revenue Code applicable to regulated investment companies. It is also the intention of the fund to distribute an amount sufficient to avoid imposition of any excise tax under Section 4982 of the Internal Revenue Code of 1986, as amended. Therefore, no provision has been made for federal taxes on income, capital gains or unrealized appreciation on securities held nor for excise tax on income and capital gains.

At April 30, 2000, the fund had a capital loss carryover of approximately $7,823,000 available to offset future capital gains, if any. The amount of the carryover and the expiration dates are:

Loss Carryover    Expiration
--------------    ------------------
    $2,203,000    April 30, 2004
     2,651,000    April 30, 2005
       243,000    April 30, 2006
        32,000    April 30, 2007
     2,694,000    April 30, 2008

E) Distributions to shareholders Distributions to common and preferred shareholders from net investment income are recorded by the fund on the ex-dividend date. Capital gains, if any, are recorded on the ex-dividend date and paid at least annually. Dividends on remarketed preferred shares become payable when, as and if declared by the Trustees. Each dividend period for the remarketed preferred shares is generally a 28-day period. The applicable dividend rate for the remarketed preferred shares on April 30, 2000 was Series A 4.12% and Series B 4.00%. The amount and character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences include temporary and permanent differences of post-October loss deferrals, dividends payable, defaulted bond interest, unrealized gains and losses on certain futures contracts, capital loss carryover and straddle loss deferral. Reclassifications are made to the fund's capital accounts to reflect income and gains available for distribution (or available capital loss carryovers) under income tax regulations. For the year ended April 30, 2000, the fund reclassified $479,764 to decrease distributions in excess of net investment income and $479,764 to decrease paid-in-capital. The calculation of net investment income per share in the financial highlights table excludes these adjustments.

F) Determination of net asset value Net asset value of the common shares is determined by dividing the value of all assets of the fund, less all liabilities and the liquidation preference of any outstanding remarketed preferred shares, by the total number of common shares outstanding.

G) Amortization of bond premium and accretion of bond discount Any premium resulting from the purchase of securities in excess of maturity value is amortized on a yield-to-maturity basis. Discounts on zero coupon bonds, original issue discount, stepped-coupon bonds and payment in kind bonds are accreted according to the yield-to-maturity basis.

Note 2
Management fee, administrative
services and other transactions

Compensation of Putnam Management, for management and investment advisory services is paid quarterly based on the average net assets of the fund. Such fee is based on the following annual rates: 0.70% of the first $500 million of the average net asset value of the fund, 0.60% of the next $500 million, 0.55% of the next $500 million, 0.50% of any amount thereafter.

If dividends payable on remarketed preferred shares during any dividend payment period plus any expenses attributable to remarketed preferred shares for that period exceed the fund's gross income attributable to the proceeds of the remarketed preferred shares during that period, then the fee payable to Putnam Management for that period will be reduced by the amount of the excess (but not more than 0.70% of the liquidation preference of the remarketed preferred shares outstanding during the period).

The fund reimburses Putnam Management an allocated amount for the compensation and related expenses of certain officers of the fund and their staff who provide administrative services to the fund. The aggregate amount of all such reimbursements is determined annually by the Trustees.

Custodial functions for the fund's assets are provided by Putnam
Fiduciary Trust Company (PFTC), a subsidiary of Putnam Investments, Inc. Investor servicing agent functions are provided by Putnam Investor Services, a division of PFTC.

Under the subcustodian contract between the subcustodian bank and PFTC, the subcustodian bank has a lien on the securities of the fund to the extent permitted by the fund's investment restrictions to cover any advances made by the subcustodian bank for the settlement of securities purchased by the fund. At April 30, 2000, the payable to the subcustodian bank represents the amount due for cash advance for the settlement of a security purchased.

For the year ended April 30, 2000, fund expenses were reduced by $70,033 under expense offset arrangements with PFTC. Investor servicing and custodian fees reported in the Statement of operations exclude these credits. The fund could have invested a portion of the assets utilized in connection with the expense offset arrangements in an income producing asset if it had not entered into such arrangements.

Each Trustee of the fund receives an annual Trustee fee, of which $599 has been allocated to the fund, and an additional fee for each Trustees meeting attended. Trustees receive additional fees for attendance at certain committee meetings.

The fund has adopted a Trustee Fee Deferral Plan (the "Deferral Plan") which allows the Trustees to defer the receipt of all or a portion of Trustees Fees payable on or after July 1, 1995. The deferred fees remain invested in certain Putnam funds until distribution in accordance with the Deferral Plan.

The fund has adopted an unfunded noncontributory defined benefit pension plan (the "Pension Plan") covering all Trustees of the fund who have served as a Trustee for at least five years. Benefits under the Pension Plan are equal to 50% of the Trustee's average total retainer and meeting fees for the three years preceding retirement. Pension expense for the fund is included in Compensation of Trustees in the Statement of operations. Accrued pension liability is included in Payable for compensation of Trustees in the Statement of assets and liabilities.

Note 3
Purchases and sales of securities

During the year ended April 30, 2000, cost of purchases and proceeds from sales of investment securities other than short-term investments aggregated $42,961,119 and $40,911,210, respectively. There were no purchases and sales of U.S. government obligations.

Note 4
Remarketed preferred shares

The Series A (630 shares) and B (630 shares) shares are redeemable at the option of the fund on any dividend payment date at a redemption price of $50,000 per share, plus an amount equal to any dividends accumulated on a daily basis but unpaid through the redemption date (whether or not such dividends have been declared) and, in certain circumstances, a call premium.

It is anticipated that dividends paid to holders of remarketed preferred shares will be considered tax-exempt dividends under the Internal Revenue Code of 1986. To the extent that the fund earns taxable income and capital gains by the conclusion of a fiscal year, it will be required to apportion to the holders of the remarketed preferred shares throughout that year additional dividends as necessary to result in an after-tax equivalent to the applicable dividend rate for the period.

Under the Investment Company Act of 1940, the fund is required to maintain asset coverage of at least 200% with respect to the remarketed preferred shares as of the last business day of each month in which any such shares are outstanding. Additionally, the fund is required to meet more stringent asset coverage requirements under terms of the remarketed preferred shares and the shares' rating agencies. Should these requirements not be met, or should dividends accrued on the remarketed preferred shares not be paid, the fund may be restricted in its ability to declare dividends to common shareholders or may be required to redeem certain of the remarketed preferred shares. At April 30, 2000, no such restrictions have been placed on the fund.

A GUIDE TO TRUST II'S FINANCIAL STATEMENTS FROM THE FUNDS'
SEMIANNUAL REPORT DATED OCTOBER 31, 2000

These sections of the report constitute the fund's financial statements.

The fund's portfolio lists all the fund's investments and their values as of the last day of the reporting period. Holdings are organized by asset type and industry sector, country, or state to show areas of concentration and diversification.

Statement of assets and liabilities shows how the fund's net assets and share price are determined. All investment and noninvestment assets are added together. Any unpaid expenses and other liabilities are subtracted from this total. The result is divided by the number of shares to determine the net asset value per share, which is calculated separately for each class of shares. (For funds with preferred shares, the amount subtracted from total assets includes the net assets allocated to remarketed preferred shares.)

Statement of operations shows the fund's net investment gain or loss for the reporting period. This is determined by adding up all the fund's earnings -- from dividends and interest income -- and subtracting its operating expenses. This statement also lists any net gain or loss the fund realized on the sales of its holdings and -- for holdings that remain in the portfolio -- any change in unrealized gains or losses over the period.

Statement of changes in net assets shows how the fund's net assets were affected by distributions to shareholders and by changes in the number of the fund's shares. It lists distributions and their sources (net investment income or realized capital gains) over the current reporting period and the most recent fiscal year-end. The distributions listed here may not match the sources listed in the Statement of operations because the distributions are determined on a tax basis and may be paid in a different period from the one in which they were earned.

Financial highlights provide an overview of the fund's investment results, per-share distributions, expense ratios, net investment income ratios and portfolio turnover in one summary table, reflecting the five most recent reporting periods. In a semiannual report, the highlight table also includes the current reporting period. For open-end funds, a separate table is provided for each share class.

THE FUND'S PORTFOLIO
October 31, 2000 (Unaudited)

KEY TO ABBREVIATIONS
AMBAC       -- AMBAC Indemnity Corporation
COP         -- Certificate of Participation
FGIC        -- Financial Guaranty Insurance Company
FRB         -- Floating Rate Bonds
FSA         -- Financial Security Assurance
G.O. Bonds  -- General Obligation Bonds
IFB         -- Inverse Floating Rate Bonds
MBIA        -- Municipal Bond Investors Assurance Corporation


MUNICIPAL BONDS AND NOTES (98.5%) (a)
PRINCIPAL AMOUNT                                                                          RATING (RAT)        VALUE
Alaska (0.9%)
-------------------------------------------------------------------------------------------------------------------
     $    2,000,000 Valdez, Marine Term. Rev. Bonds (Sohio Pipeline),
                    7 1/8s, 12/1/25                                                       Aa1         $   2,095,860

Arkansas (0.6%)
-------------------------------------------------------------------------------------------------------------------
          1,600,000 Baxter Cnty., Hosp. Rev. Bonds, Ser. B, 5 5/8s,
                    9/1/28                                                                Baa2            1,322,000

California (2.5%)
-------------------------------------------------------------------------------------------------------------------
          5,000,000 CA Hlth. Fac. Fin. Auth. IFB (Catholic Healthcare
                    West), AMBAC, 6.068s, 7/1/17                                          Aaa             4,837,500
          1,250,000 CA Statewide Cmntys. Dev. Auth. COP
                    (The Internext Group), 5 3/8s, 4/1/30                                 BBB             1,075,000
                                                                                                      -------------
                                                                                                          5,912,500

Colorado (9.2%)
-------------------------------------------------------------------------------------------------------------------
         34,000,000 CO Pub. Hwy. Auth. Rev. Bonds (E-470 Pub. Hwy.),
                    Ser. B, zero %, 9/1/35                                                Baa3            2,550,000
          2,500,000 CO Springs Hosp. Rev. Bonds, 6 3/8s, 12/15/30                         A3              2,503,125
                    Denver, City & Cnty. Arpt. Rev. Bonds
          3,675,000 Ser. A, 8 3/4s, 11/15/23                                              A2              3,872,274
          1,325,000 Ser. A, 8 3/4s, 11/15/23, Prerefunded                                 AAA             1,406,514
          2,285,000 Ser. A, 8 1/2s, 11/15/23                                              A2              2,333,533
            735,000 Ser. A, 8s, 11/15/25                                                  A2                755,051
          1,525,000 Ser. A, 8s, 11/15/25, Prerefunded                                     A2              1,557,147
          1,000,000 Ser. D, 7 3/4s, 11/15/13                                              A2              1,186,250
          5,250,000 SCA Tax Exempt Trust Multi-Fam. Mtge. Rev.
                    Bonds (Newport Village), Ser. A-8, FSA,
                    7.1s, 1/1/30                                                          Aaa             5,624,063
                                                                                                      -------------
                                                                                                         21,787,957

Florida (9.4%)
-------------------------------------------------------------------------------------------------------------------
                    Broward Cnty., Resource Recvy. Rev. Bonds
          9,100,000 (SES Broward Cnty. LP South), 7.95s, 12/1/08                          A3              9,304,750
            990,000 (Waste-Energy LP North), 7.95s, 12/1/08                               A3              1,012,275
          3,000,000 Escambia Cnty., Hlth. Facs. Auth. Rev. Bonds
                    (Baptist Hosp. & Baptist Manor), 5 1/8s, 10/1/19                      A3              2,501,250
          5,000,000 Lee Cnty., Board of Directors Hosp. IFB
                    (Lee Memorial Hosp.), MBIA, 8.269s, 3/26/20                           Aaa             5,275,000
          1,625,000 Martin Cnty., Indl. Dev. Auth. Rev. Bonds
                    (Indian Cogeneration), Ser. A, 7 7/8s, 12/15/25                       Baa3            1,657,500
          2,500,000 Orange Cnty., Hlth. Facs. Auth. Rev. Bonds
                    (Regl. Hlth. Care Syst.), Ser. E, 6s, 10/1/26                         A2              2,471,875
                                                                                                      -------------
                                                                                                         22,222,650

Georgia (3.0%)
-------------------------------------------------------------------------------------------------------------------
          6,340,000 Burke Cnty., Dev. Auth. Poll. Control Rev. Bonds
                    (Oglethorpe Pwr. Co. Vogtle), MBIA, 8s, 1/1/22 (SEG)                  Aaa             6,958,150

Hawaii (1.8%)
-------------------------------------------------------------------------------------------------------------------
          4,000,000 HI State Arpt. Syst. Rev. Bonds, FGIC, 7s, 7/1/10                     Aaa             4,141,480

Illinois (5.2%)
-------------------------------------------------------------------------------------------------------------------
          6,250,000 Central Lake Cnty., Joint Action Wtr. Agcy. G.O.
                    Bonds, 6s, 2/1/19                                                     Aa2             6,429,688
                    Chicago, O'Hare Intl. Arpt. Special Fac. Rev. Bonds
                    (American Airlines, Inc.)
          2,000,000 8.2s, 12/1/24                                                         Baa1            2,215,000
          2,250,000 Ser. A, 7 7/8s, 11/1/25                                               Baa1            2,322,518
          1,500,000 IL, Dev. Fin. Auth. Hosp. Rev. Bonds (Adventist Hlth.
                    Syst./Sunbelt Obligation), 5.65s, 11/15/24                            Baa1            1,271,250
                                                                                                      -------------
                                                                                                         12,238,456

Indiana (0.9%)
-------------------------------------------------------------------------------------------------------------------
          2,000,000 Marion Cnty., Ind. Convention & Rectl. Fac. Auth.
                    Rev. Bonds (Excise Tax Rev. Lease Rental), Ser. A,
                    AMBAC, 7s, 6/1/21                                                     Aaa             2,064,400

Kansas (1.1%)
-------------------------------------------------------------------------------------------------------------------
          2,600,000 Burlington, Poll. Ctrl. Rev. Bonds (Kansas Gas &
                    Electric Co.), MBIA, 7s, 6/1/31                                       Aaa             2,686,294

Kentucky (4.2%)
-------------------------------------------------------------------------------------------------------------------
          2,000,000 Jefferson Cnty., Cap. Corp. Rev. Bonds, MBIA,
                    5 1/2s, 6/1/28                                                        Aaa             1,982,500
          2,200,000 Jefferson Cnty., Hosp. Rev. Bonds, MBIA,
                    6.436s, 10/1/14                                                       Aaa             2,290,750
          4,000,000 Kenton Cnty., Special Fac. Arpt. Rev. Bonds
                    (Delta Airlines), Ser. A, 7 1/2s, 2/1/12                              Baa3            4,145,000
          1,475,000 KY Econ. Dev. Fin. Auth. Hlth. System Rev. Bonds
                    (Norton Healthcare, Inc.), Ser. A, 6 5/8s, 10/1/28                    BBB             1,439,969
                                                                                                      -------------
                                                                                                          9,858,219

Louisiana (0.9%)
-------------------------------------------------------------------------------------------------------------------
          2,000,000 Beauregard, Parish Rev. Bonds
                    (Boise Cascade Corp.), 7 3/4s, 6/1/21                                 Baa3            2,058,900

Massachusetts (7.4%)
-------------------------------------------------------------------------------------------------------------------
          1,850,000 MA State Dev. Fin. Agcy. Rev. Bonds
                    (Ma. Biomedical Research), Ser. C,
                    6 1/4s, 8/1/20                                                        A2              1,863,875
          2,750,000 MA State Hlth. & Edl. Fac. Auth. Rev. Bonds
                    (Caritas Christian Oblig. Group), Ser. A,
                    5 5/8s, 7/1/20                                                        Baa2            2,340,938
                    MA State Hlth. & Edl. Fac. Auth. IFB
          2,000,000 (Beth Israel-Deaconess Hosp.), AMBAC,
                    8.676s, 10/1/31                                                       Aaa             2,131,400
          5,500,000 (Med. Ctr. of Central MA), Ser. B, AMBAC,
                    8.97s, 6/23/22                                                        Aaa             6,359,375
          3,000,000 MA State Port Auth. Rev. Bonds, 13s, 7/1/13                           Aaa             4,713,750
                                                                                                      -------------
                                                                                                         17,409,338

Michigan (0.9%)
-------------------------------------------------------------------------------------------------------------------
          2,000,000 Detroit, Wtr. Supply Syst. IFB, FGIC, 8.106s, 7/1/22                  Aaa             2,120,000

Minnesota (0.4%)
-------------------------------------------------------------------------------------------------------------------
          1,000,000 MN State Hsg. Fin. Agy. Rev. Bonds
                    (Single Family Mtg.), 6.05s, 7/1/31                                   Aa1             1,005,000

Mississippi (0.6%)
-------------------------------------------------------------------------------------------------------------------
          1,500,000 Mississippi Bus. Fin. Corp. Poll. Ctrl. Rev. Bonds
                    (Syst. Energy Res., Inc.), 5.9s, 5/1/22                               Ba1             1,380,000

Missouri (0.4%)
-------------------------------------------------------------------------------------------------------------------
          1,000,000 MO State Hlth. & Edl. Fac. Rev. Bonds
                    (St. Anthony's Med. Ctr.), 6 1/4s, 12/1/30                            A2                987,500

Nevada (4.1%)
-------------------------------------------------------------------------------------------------------------------
                    Clark Cnty., Indl. Dev. Rev. Bonds
          3,000,000 (Southwest Gas Corp.), Ser. B, 7 1/2s, 9/1/32                         Baa2            3,131,250
          3,000,000 (Southwest Gas Corp.), Ser. A, AMBAC,
                    6.1s, 12/1/38                                                         Aaa             3,071,250
          2,000,000 (NV Pwr. Co.), Ser. C, 5 1/2s, 10/1/30                                BBB-            1,720,000
          1,760,000 Clark Cnty., Dist. Impt. G.O. Bonds
                    (Special Assmt. Dist. No. 124), 7 1/4s, 2/1/20                        BBB-/P          1,812,800
                                                                                                      -------------
                                                                                                          9,735,300

New Jersey (0.9%)
-------------------------------------------------------------------------------------------------------------------
          2,000,000 NJ Hlth. Care Facs. Fin. Auth. Rev. Bonds, AMBAC,
                    6 3/4s, 7/1/19                                                        Aaa             2,125,000

New York (11.7%)
-------------------------------------------------------------------------------------------------------------------
          2,000,000 Long Island, Pwr. Auth. NY Elec. Syst. Rev. Bonds,
                    Ser. A, 5 1/4s, 12/1/26                                               Baa1            1,860,000
                    NY City, G.O. Bonds
          2,000,000 Ser. B, 7 1/2s, 2/1/06                                                A2              2,100,000
          1,100,000 Ser. B, 7 1/2s, 2/1/06, Prerefunded                                   A2              1,156,375
          5,000,000 Ser. D, 5 1/4s, 8/1/21                                                A2              4,725,000
          6,250,000 NY City, Muni. Wtr. & Swr. Fin. Auth. Rev. Bonds,
                    Ser. C, 7 3/4s, 6/15/20                                               Aaa             6,474,625
          5,000,000 NY State Dorm. Auth. Rev. Bonds (State U. Edl.
                     Fac.), Ser. A, 5 7/8s, 5/15/17                                       A3              5,262,500
          5,000,000 NY State Energy Res. & Dev. Auth. Elec. Fac. Rev.
                    Bonds (Cons. Edison Co. of NY, Inc.), Ser. A,
                    7 1/2s, 1/1/26                                                        A1              5,049,550
          1,000,000 Port Auth. NY & NJ 144A FRB, Ser. N18,
                    8.75s, 12/1/17                                                        Aaa             1,112,500
                                                                                                      -------------
                                                                                                         27,740,550

North Carolina (2.1%)
-------------------------------------------------------------------------------------------------------------------
          3,000,000 NC Eastern Muni. Pwr. Agcy. Pwr. Syst. Rev.
                    Bonds (No. 1 Catawba Elec.), Ser. B,
                    6 1/2s, 1/1/20                                                        BBB+            3,078,750
          1,500,000 Ser. A, 5 3/4s, 1/1/26                                                Baa3            1,383,750
            500,000 Ser. B, 5.65s, 1/1/16                                                 BBB               476,250
                                                                                                      -------------
                                                                                                          4,938,750

North Dakota (0.6%)
-------------------------------------------------------------------------------------------------------------------
          1,500,000 Grand Forks, Hlth. Care Syst. Rev. Bonds
                    (Altru Hlth. Syst. Oblig. Group), 7 1/8s, 8/15/24                     Baa1            1,524,375

Ohio (0.6%)
-------------------------------------------------------------------------------------------------------------------
          1,600,000 OH State Env. Impt. Rev. Bonds (USX Corp.),
                    5 5/8s, 5/1/29                                                        Baa1            1,440,000

Oklahoma (0.6%)
-------------------------------------------------------------------------------------------------------------------
          2,000,000 OK Dev. Fin. Auth. Rev. Bonds (Hillcrest
                    Healthcare), Ser. A, 5 5/8s, 8/15/29                                  Ba1             1,395,000

Pennsylvania (5.9%)
-------------------------------------------------------------------------------------------------------------------
          3,000,000 Allegheny Cnty., Hosp. Dev. Auth. Rev. Bonds
                    (Magee-Womens Hosp.), FGIC, 6s, 10/1/13                               Aaa             3,101,250
          2,000,000 Allegheny Cnty., Indl. Dev. Auth. Rev. Bonds
                    (Environmental Impt.), Ser. A, 6.7s, 12/1/20                          BBB-            2,040,000
            750,000 Carbon Cnty., Indl. Dev. Auth. Rev. Bonds
                    (Panter Creek Partners PJ), 6.65s, 5/1/10                             BBB-              768,750
          5,000,000 Dauphin Cnty., Auth. Hosp. Rev. Bonds
                    (Hapsco-Western PA Hosp.), Ser. A, MBIA,
                    6 1/2s, 7/1/12                                                        B2              5,243,750
          2,000,000 Delaware Cnty., Indl. Dev. Auth. Rev. Bonds,
                    Ser. A, 6.2s, 7/1/19                                                  B2              1,772,500
          2,700,000 PA State Higher Ed. Assistance Agcy. Rev. Bonds
                    (Student Loan IFB), Ser. A, 6 1/4s, 7/1/13
                    (acquired 5/1/96, cost 2,544,068.)
                    (In default) (NON) (RES)                                              D                 891,000
                                                                                                      -------------
                                                                                                         13,817,250

Puerto Rico (1.3%)
-------------------------------------------------------------------------------------------------------------------
          3,000,000 PR Comnwlth. Hwy. & Trans. Auth. Rev. Bonds,
                    Ser. B, 6s, 7/1/39                                                    Baa1            3,142,500

South Carolina (2.8%)
-------------------------------------------------------------------------------------------------------------------
          1,000,000 Connector 2000 Association, Inc. SC Toll Road
                    Rev. Bonds (Southern Connector Project),
                    Ser. A, 5 1/4s, 1/1/23                                                BBB-              785,000
            400,000 SC State Jobs Econ. Dev. Auth. Hosp. Fac. Rev.
                    Bonds (Palmetto Hlth. Alliance), Ser. A,
                    7 3/8s, 12/15/21                                                      Baa1              413,500
          5,000,000 Spartanburg Cnty. Solid Waste Disp. Rev. Bonds
                    (Bayerische Motoren Werke), 7.55s, 11/1/24                            A/P             5,400,000
                                                                                                      -------------
                                                                                                          6,598,500

Tennessee (6.3%)
-------------------------------------------------------------------------------------------------------------------
                    Johnson City, Hlth. & Edl. Facs. Rev. Bonds.
          3,300,000 (Mtn. States Hlth.), Ser. A, 7 1/2s, 7/1/33                           Baa2            3,316,500
          2,500,000 Ser. A2, MBIA, 8.2s, 7/1/21 (acquired 2/8/00,
                    cost 2,355,021) (RES)                                                 Aaa             2,637,500
          8,300,000 Metropolitan Govt. Nashville & Davidson Cnty.,
                    Tenn. Wtr. & Swr. IFB, AMBAC, 7.557s, 1/1/22                          Aaa             8,881,000
                                                                                                      -------------
                                                                                                         14,835,000

Texas (5.5%)
-------------------------------------------------------------------------------------------------------------------
          1,700,000 Alliance, Arpt. Auth. Rev. Bonds (Federal Express
                    Corp.), 6 3/8s, 4/1/21                                                Baa2            1,702,125
                    Dallas-Fort Worth Intl. Arpt. Fac. Impt. Corp.
                    Rev. Bonds (American Airlines)
          1,250,000 7 1/2s, 11/1/25                                                       Baa1            1,275,000
          2,500,000 6 3/8s, 5/1/35                                                        Baa1            2,428,125
          3,000,000 Nueces Cnty., Port of Corpus Christi Rev. Bonds
                    (Union Pacific), 5.65s, 12/1/22                                       Baa3            2,670,000
          3,000,000 Titus Cnty., Fresh Wtr. Supply Dist. No. 1 Poll.
                    Rev. Bonds (Southwestern Elec. Pwr. Co.),
                    Ser. A, 8.2s, 8/1/11                                                  A2              3,140,578
                    Tomball, Hosp. Auth. Rev. Bonds
                    (Tomball Regl. Hosp.)
          1,100,000 6 1/8s, 7/1/23                                                        Baa2              947,375
          1,100,000 6s, 7/1/29                                                            Baa2              915,750
                                                                                                      -------------
                                                                                                         13,078,953

Utah (2.2%)
-------------------------------------------------------------------------------------------------------------------
          5,000,000 UT, State Board Regents Student Loan Rev. Bonds,
                    Ser. H, AMBAC, 6.7s, 11/1/15                                          Aaa             5,212,500

Virginia (0.6%)
-------------------------------------------------------------------------------------------------------------------
          1,800,000 Pocahontas Pkwy Assn. Toll Rd. Rev. Bonds, Ser. A,
                    5 1/2s, 8/15/28                                                       Baa3            1,485,000

Washington (2.6%)
-------------------------------------------------------------------------------------------------------------------
          6,000,000 King Cnty., G.O. Bonds, Ser. C, 6 1/4s, 1/1/32                        Aa1             6,247,500

West Virginia (1.3%)
-------------------------------------------------------------------------------------------------------------------
          3,000,000 Mason Cnty., Poll. Ctrl. Rev. Bonds
                    (Appalachian Pwr. Co.), Ser. I, 6.85s, 6/1/22                         Baa1            3,101,250
-------------------------------------------------------------------------------------------------------------------
                    Total Investments (cost $236,658,256) (b)                                        $  232,666,132
-------------------------------------------------------------------------------------------------------------------

  (a) Percentages indicated are based on net assets of $236,174,340.

(RAT) The Moody's or Standard & Poor's ratings indicated are believed to be the most recent ratings available at October 31, 2000, for the securities listed. Ratings are generally ascribed to securities at the time of issuance. While the agencies may from time to time revise such ratings, they undertake no obligation to do so, and the ratings do not necessarily represent what the agencies would ascribe to these securities at October 31, 2000. Securities rated by Putnam are indicated by "/P" and are not publicly rated.

  (b) The aggregate identified cost on a tax basis is $236,658,256, resulting in gross unrealized appreciation and depreciation of $6,074,169 and $10,066,293, respectively, or net unrealized depreciation of $3,992,124.

(NON) Non-income-producing security.

(RES) Restricted, excluding 144A securities, as to public resale. The total market value of restricted securities held at October 31, 2000, was $3,528,500 or 1.5% of net assets.

(SEG) A portion of this security was pledged and segregated to cover margin requirements for futures contracts at October 31, 2000.

      The rates shown on IFB, which are securities paying interest rates that vary inversely to changes in the market interest rates, are the current interest rates at October 31, 2000.

      The fund had the following industry group concentrations greater than 10% at October 31, 2000. (as a percentage of net assets):

        Health care         23.8%
        Transportation      17.8
        Utilities           12.1

      The fund had the following insurance concentrations greater than 10% at October 31, 2000. (as a percentage of net assets):

        AMBAC 14.7%
        MBIA  12.5

------------------------------------------------------------------------------
Futures Contracts Outstanding at October 31, 2000 (Unaudited)
                                     Aggregate Face   Expiration   Unrealized
                       Total Value        Value          Date     Appreciation
------------------------------------------------------------------------------
Municipal Bond
Index (long)           $11,847,938     $11,795,577      Dec-00       $52,361
------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.


STATEMENT OF ASSETS AND LIABILITIES
October 31, 2000 (Unaudited)
Assets
-------------------------------------------------------------------------------------------
Investments in securities, at value
(identified cost $236,658,256) (Note 1)                                        $232,666,132
-------------------------------------------------------------------------------------------
Cash                                                                                195,367
-------------------------------------------------------------------------------------------
Interest receivable                                                               4,739,771
-------------------------------------------------------------------------------------------
Total assets                                                                    237,601,270

Liabilities
-------------------------------------------------------------------------------------------
Payable for variation margin                                                         40,906
-------------------------------------------------------------------------------------------
Distributions payable to shareholders                                               854,782
-------------------------------------------------------------------------------------------
Payable for compensation of Manager (Note 2)                                        425,862
-------------------------------------------------------------------------------------------
Payable for investor servicing and custodian fees (Note 2)                           37,412
-------------------------------------------------------------------------------------------
Payable for compensation of Trustees (Note 2)                                        13,895
-------------------------------------------------------------------------------------------
Payable for administrative services (Note 2)                                          1,940
-------------------------------------------------------------------------------------------
Other accrued expenses                                                               52,133
-------------------------------------------------------------------------------------------
Total liabilities                                                                 1,426,930
-------------------------------------------------------------------------------------------
Net assets                                                                     $236,174,340

Represented by
-------------------------------------------------------------------------------------------
Series A and B remarketed preferred shares, (1,260 shares
issued and outstanding at $50,000 per share) (Note 4)                          $ 63,000,000
-------------------------------------------------------------------------------------------
Paid-in capital -- common shares (unlimited shares authorized) (Note 1)         185,817,939
-------------------------------------------------------------------------------------------
Distributions in excess of net investment income (Note 1)                        (1,189,688)
-------------------------------------------------------------------------------------------
Accumulated net realized loss on investments (Note 1)                            (7,514,148)
-------------------------------------------------------------------------------------------
Net unrealized depreciation of investments                                       (3,939,763)
-------------------------------------------------------------------------------------------
Total -- Representing net assets applicable to
capital shares outstanding                                                     $236,174,340

Computation of net asset value
-------------------------------------------------------------------------------------------
Series A and B remarketed preferred shares                                    $  63,000,000
-------------------------------------------------------------------------------------------
Cumulative undeclared dividends on remarketed preferred shares                      122,461
-------------------------------------------------------------------------------------------
Net assets allocated to remarketed preferred shares --
liquidation preference                                                        $  63,122,461
-------------------------------------------------------------------------------------------
Net assets available to common shares                                          $173,051,879
-------------------------------------------------------------------------------------------
Net asset value per common share ($173,051,879 divided by
13,357,092 shares)                                                                   $12.96
-------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.


STATEMENT OF OPERATIONS
Six months ended October 31, 2000 (Unaudited)
Tax exempt interest income:                                                    $  7,697,326
-------------------------------------------------------------------------------------------

Expenses:
-------------------------------------------------------------------------------------------
Compensation of Manager (Note 2)                                                    836,685
-------------------------------------------------------------------------------------------
Investor servicing and custodian fees (Note 2)                                       86,600
-------------------------------------------------------------------------------------------
Compensation of Trustees (Note 2)                                                     4,855
-------------------------------------------------------------------------------------------
Administrative services (Note 2)                                                      2,896
-------------------------------------------------------------------------------------------
Preferred share remarketing agent fees                                               98,389
-------------------------------------------------------------------------------------------
Other                                                                                63,909
-------------------------------------------------------------------------------------------
Total expenses                                                                    1,093,334
-------------------------------------------------------------------------------------------
Expense reduction (Note 2)                                                          (30,272)
-------------------------------------------------------------------------------------------
Net expenses                                                                      1,063,062
-------------------------------------------------------------------------------------------
Net investment income                                                             6,634,264
-------------------------------------------------------------------------------------------
Net realized loss on investments (Notes 1 and 3)                                 (1,137,232)
-------------------------------------------------------------------------------------------
Net realized gain on futures contracts (Note 1)                                   1,878,346
-------------------------------------------------------------------------------------------
Net unrealized appreciation of investments and
futures contracts during the year                                                 5,164,071
-------------------------------------------------------------------------------------------
Net gain on investments                                                           5,905,185
-------------------------------------------------------------------------------------------
Net increase in net assets resulting from operations                           $ 12,539,449
-------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.


STATEMENT OF CHANGES IN NET ASSETS

                                                                 Six months ended       Year ended
                                                                       October 31         April 30
                                                                            2000*             2000
--------------------------------------------------------------------------------------------------
Increase (decrease) in net assets
--------------------------------------------------------------------------------------------------
Operations:
--------------------------------------------------------------------------------------------------
Net investment income                                                  $6,634,264      $13,153,286
--------------------------------------------------------------------------------------------------
Net realized gain (loss) on investments                                   741,114       (1,249,796)
--------------------------------------------------------------------------------------------------
Net unrealized appreciation (depreciation) of investments               5,164,071      (17,250,810)
--------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
operations                                                             12,539,449       (5,347,320)

Distributions to remarketed preferred shareholders:
--------------------------------------------------------------------------------------------------
From net investment income                                             (1,370,836)      (2,307,070)
--------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations applicable to common shareholders (excluding cumulative
undeclared dividends on remarketed preferred shares of
$122,461 and $101,974, respectively)                                   11,168,613       (7,654,390)
--------------------------------------------------------------------------------------------------

Distributions to common shareholders:
--------------------------------------------------------------------------------------------------
From net investment income                                             (5,262,252)     (10,847,178)
--------------------------------------------------------------------------------------------------
From in excess of net investment income                                        --         (494,454)
--------------------------------------------------------------------------------------------------
Total increase (decrease) in net assets                                 5,906,361      (18,996,022)

Net assets
--------------------------------------------------------------------------------------------------
Beginning of period                                                   230,267,979      249,264,001
--------------------------------------------------------------------------------------------------
End of period (including distributions in excess of
net investment income of $1,189,688 and $1,190,864,
respectively)                                                        $236,174,340     $230,267,979
--------------------------------------------------------------------------------------------------

Number of fund shares
--------------------------------------------------------------------------------------------------
Common shares outstanding at beginning and end of period               13,357,092       13,357,092
--------------------------------------------------------------------------------------------------
Remarketed preferred shares outstanding at beginning
and end of period                                                           1,260            1,260
--------------------------------------------------------------------------------------------------

*Unaudited

 The accompanying notes are an integral part of these financial statements.


FINANCIAL HIGHLIGHTS
(For a share outstanding throughout the period)
--------------------------------------------------------------------------------------------------------------
                                     Six months
                                       ended
Per-share                            October 31
operating performance               (Unaudited)                        Year ended April 30
--------------------------------------------------------------------------------------------------------------
                                        2000         2000         1999         1998         1997         1996
--------------------------------------------------------------------------------------------------------------
Net asset value,
beginning of period
(common shares)                       $12.52       $13.94       $14.13       $13.70       $13.79       $13.94
--------------------------------------------------------------------------------------------------------------
Investment operations:
--------------------------------------------------------------------------------------------------------------
Net investment income                    .50          .98         1.00         1.06         1.07         1.09
--------------------------------------------------------------------------------------------------------------
Net realized and unrealized
gain (loss) on investments               .43        (1.37)        (.07)         .50         (.03)        (.10)
--------------------------------------------------------------------------------------------------------------
Total from investment operations         .93         (.39)         .93         1.56         1.04          .99
--------------------------------------------------------------------------------------------------------------
Less distributions:
--------------------------------------------------------------------------------------------------------------
From net investment income
--------------------------------------------------------------------------------------------------------------
To preferred shareholders               (.10)        (.18)        (.16)        (.17)        (.17)        (.18)
--------------------------------------------------------------------------------------------------------------
To common shareholders                  (.39)        (.82)        (.96)        (.96)        (.96)        (.96)
--------------------------------------------------------------------------------------------------------------
In excess of net investment income
--------------------------------------------------------------------------------------------------------------
To common shareholders                    --         (.03)          --           --           --           --
--------------------------------------------------------------------------------------------------------------
Total distributions                     (.49)       (1.03)       (1.12)       (1.13)       (1.13)       (1.14)
--------------------------------------------------------------------------------------------------------------
Net asset value, end of period
(common shares)                       $12.96       $12.52       $13.94       $14.13       $13.70       $13.79
--------------------------------------------------------------------------------------------------------------
Market value, end of period
(common shares)                      $11.188      $10.563      $15.250      $14.125      $14.250      $13.875
--------------------------------------------------------------------------------------------------------------

Ratios and supplemental data
--------------------------------------------------------------------------------------------------------------
Total return at market
value (common shares)(%)(a)             9.62*      (25.71)       15.08         5.63         9.86        16.62
--------------------------------------------------------------------------------------------------------------
Net assets, end of period
(total fund)(in thousands)          $236,174     $230,268     $249,264     $251,864     $246,028     $247,234
--------------------------------------------------------------------------------------------------------------
Ratio of expenses to
average net assets (%)(b)(c)             .64*        1.29         1.23         1.26         1.26         1.24
--------------------------------------------------------------------------------------------------------------
Ratio of net investment income
to average net assets (%)(b)            3.08*        6.27         5.93         6.26         6.51         6.41
--------------------------------------------------------------------------------------------------------------
Portfolio turnover rate (%)            10.74*       17.71        17.07        25.71        45.48       160.28
--------------------------------------------------------------------------------------------------------------

(a) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(b) Ratios reflect net assets available to common shares only; net investment income ratio also reflects reduction for dividend payments to preferred shareholders.

(c) Includes amounts paid through expense offset arrangements (Note 2).

NOTES TO FINANCIAL STATEMENTS
October 31, 2000 (Unaudited)

Note 1
Significant accounting policies

Putnam Investment Grade Municipal Trust II (the "fund") is registered under the Investment Company Act of 1940, as amended, as a diversified, closed-end management investment company. The fund's investment objective is to provide as high a level of current income exempt from federal income tax as is believed to be consistent with preservation of capital. The fund intends to achieve its objective by investing in a portfolio of investment grade municipal securities that Putnam Investment Management, Inc. ("Putnam Management"), the fund's manager, a wholly-owned subsidiary of Putnam Investments, Inc. believes does not involve undue risk to income or principal.

The following is a summary of significant accounting policies consistently followed by the fund in the preparation of its financial statements. The preparation of financial statements is in conformity with generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

A) Security valuation Tax-exempt bonds and notes are stated on the basis of valuations provided by a pricing service, approved by the Trustees, which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining value. Restricted securities are stated at fair value following procedures approved by the Trustees. Such valuations and procedures are reviewed periodically by the Trustees.

B) Security transactions and related investment income Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Gains or losses on securities sold are determined on the identified cost basis.

Interest income is recorded on the accrual basis.

C) Futures and options contracts The fund may use futures and options contracts to hedge against changes in the values of securities the fund owns or expects to purchase. The fund may also write options on securities it owns or in which it may invest to increase its current returns.

The potential risk to the fund is that the change in value of futures and options contracts may not correspond to the change in value of the hedged instruments. In addition, losses may arise from changes in the value of the underlying instruments, if there is an illiquid secondary market for the contracts, or if the counterparty to the contract is unable to perform. When the contract is closed, the fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. Realized gains and losses on purchased options are included in realized gains and losses on investment securities.

Futures contracts are valued at the quoted daily settlement prices established by the exchange on which they trade. Exchange traded options are valued at the last sale price, or if no sales are reported, the last bid price for purchased options and the last ask price for written options. Options traded over-the-counter are valued using prices supplied by dealers.

D) Federal taxes It is the policy of the fund to distribute all of its income within the prescribed time and otherwise comply with the provisions of the Internal Revenue Code applicable to regulated investment companies. It is also the intention of the fund to distribute an amount sufficient to avoid imposition of any excise tax under Section 4982 of the Internal Revenue Code of 1986, as amended. Therefore, no provision has been made for federal taxes on income, capital gains or unrealized appreciation on securities held nor for excise tax on income and capital gains.

At April 30, 2000, the fund had a capital loss carryover of approximately $7,823,000 available to offset future capital gains, if any. The amount of the carryover and the expiration dates are:

Loss Carryover    Expiration
--------------    ------------------
    $2,203,000    April 30, 2004
     2,651,000    April 30, 2005
       243,000    April 30, 2006
        32,000    April 30, 2007
     2,694,000    April 30, 2008

E) Distributions to shareholders Distributions to common and preferred shareholders from net investment income are recorded by the fund on the ex-dividend date. Capital gains, if any, are recorded on the ex-dividend date and paid at least annually. Dividends on remarketed preferred shares become payable when, as and if declared by the Trustees. Each dividend period for the remarketed preferred shares is generally a 28-day period. The applicable dividend rate for the remarketed preferred shares on October 31, 2000 was Series A 4.30% and Series B 4.30%. The amount and character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Reclassifications are made to the fund's capital accounts to reflect income and gains available for distribution (or available capital loss carryovers) under income tax regulations.

F) Determination of net asset value Net asset value of the common shares is determined by dividing the value of all assets of the fund, less all liabilities and the liquidation preference of any outstanding remarketed preferred shares, by the total number of common shares outstanding.

G) Amortization of bond premium and accretion of bond discount Any premium resulting from the purchase of securities in excess of maturity value is amortized on a yield-to-maturity basis. Discounts on zero coupon bonds, original issue discount, stepped-coupon bonds and payment in kind bonds are accreted according to the yield-to-maturity basis.

Note 2
Management fee, administrative
services and other transactions

Compensation of Putnam Management, for management and investment advisory services is paid quarterly based on the average net assets of the fund. Such fee is based on the following annual rates: 0.70% of the first $500 million of the average net asset value of the fund, 0.60% of the next $500 million, 0.55% of the next $500 million, 0.50% of any amount thereafter.

If dividends payable on remarketed preferred shares during any dividend payment period plus any expenses attributable to remarketed preferred shares for that period exceed the fund's gross income attributable to the proceeds of the remarketed preferred shares during that period, then the fee payable to Putnam Management for that period will be reduced by the amount of the excess (but not more than 0.70% of the liquidation preference of the remarketed preferred shares outstanding during the period).

The fund reimburses Putnam Management an allocated amount for the compensation and related expenses of certain officers of the fund and their staff who provide administrative services to the fund. The aggregate amount of all such reimbursements is determined annually by the Trustees.

Custodial functions for the fund's assets are provided by Putnam
Fiduciary Trust Company (PFTC), a subsidiary of Putnam Investments, Inc. Investor servicing agent functions are provided by Putnam Investor Services, a division of PFTC.

For the six months ended October 31, 2000, fund expenses were reduced by $30,272 under expense offset arrangements with PFTC. Investor servicing and custodian fees reported in the Statement of operations exclude these credits. The fund could have invested a portion of the assets utilized in connection with the expense offset arrangements in an income producing asset if it had not entered into such arrangements.

Each Trustee of the fund receives an annual Trustee fee, of which $565 has been allocated to the fund, and an additional fee for each Trustees meeting attended. Trustees receive additional fees for attendance at certain committee meetings.

The fund has adopted a Trustee Fee Deferral Plan (the "Deferral Plan") which allows the Trustees to defer the receipt of all or a portion of Trustees Fees payable on or after July 1, 1995. The deferred fees remain invested in certain Putnam funds until distribution in accordance with the Deferral Plan.

The fund has adopted an unfunded noncontributory defined benefit pension plan (the "Pension Plan") covering all Trustees of the fund who have served as a Trustee for at least five years. Benefits under the Pension Plan are equal to 50% of the Trustee's average total retainer and meeting fees for the three years preceding retirement. Pension expense for the fund is included in Compensation of Trustees in the Statement of operations. Accrued pension liability is included in Payable for compensation of Trustees in the Statement of assets and liabilities.

Note 3
Purchases and sales of securities

During the six months ended October 31, 2000, cost of purchases and proceeds from sales of investment securities other than short-term investments aggregated $24,504,805 and $24,859,323, respectively. There were no purchases and sales of U.S. government obligations.

Note 4
Remarketed preferred shares

The Series A (630 shares) and B (630 shares) shares are redeemable at the option of the fund on any dividend payment date at a redemption price of $50,000 per share, plus an amount equal to any dividends accumulated on a daily basis but unpaid through the redemption date (whether or not such dividends have been declared) and, in certain circumstances, a call premium.

It is anticipated that dividends paid to holders of remarketed preferred shares will be considered tax-exempt dividends under the Internal Revenue Code of 1986. To the extent that the fund earns taxable income and capital gains by the conclusion of a fiscal year, it will be required to apportion to the holders of the remarketed preferred shares throughout that year additional dividends as necessary to result in an after-tax equivalent to the applicable dividend rate for the period.

Under the Investment Company Act of 1940, the fund is required to maintain asset coverage of at least 200% with respect to the remarketed preferred shares as of the last business day of each month in which any such shares are outstanding. Additionally, the fund is required to meet more stringent asset coverage requirements under terms of the remarketed preferred shares and the shares' rating agencies. Should these requirements not be met, or should dividends accrued on the remarketed preferred shares not be paid, the fund may be restricted in its ability to declare dividends to common shareholders or may be required to redeem certain of the remarketed preferred shares. At April 30, 2000, no such restrictions have been placed on the fund.

                                 APPENDIX A

SECURITIES RATINGS

The ratings of securities in which each fund may invest will be measured at the time of purchase and, to the extent a security is assigned a different rating by one or more of the various rating agencies, Putnam Management will use the highest rating assigned by any agency. Putnam Management will not necessarily sell an investment if its rating is reduced. The following rating services describe rated securities as follows:

MOODY'S INVESTORS SERVICE, INC.

BONDS

Aaa -- Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa -- Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

A -- Bonds which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa -- Bonds which are rated Baa are considered as medium grade obligations, (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba -- Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B -- Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa -- Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca -- Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C -- Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

NOTES

MIG 1/VMIG 1 -- This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

MIG 2/VMIG 2 -- This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

COMMERCIAL PAPER

Issuers rated PRIME-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by the following characteristics:

--           Leading market positions in well established industries.
--           High rates of return on funds employed.
--           Conservative capitalization structure with moderate reliance on debt and ample asset protection.
--           Broad margins in earnings coverage of fixed financial charges and high internal cash generation.
--           Well established access to a range of financial markets and assured sources of alternate liquidity.

Issuers rated PRIME-2 (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Standard & Poor's

BONDS

AAA -- An obligation rated AAA has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA -- An obligation rated AA differs from the highest-rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A -- An obligation rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB -- An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Obligations rated BB, B, CCC, CC and C are regarded as having significant speculative characteristics. BB indicates the lowest degree of speculation and C the highest. While such obligations will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major exposures to adverse conditions.

BB -- An obligation rated BB is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B -- An obligation rated B is more vulnerable to nonpayment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligations. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC -- An obligation rated CCC is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC -- An obligation rated CC is currently highly vulnerable to nonpayment.

C -- The C rating may be used to cover a situation where a bankruptcy petition has been filed, or similar action has been taken, but payments on this obligation are being continued.

D -- An obligation rated D is in payment default. The D rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition, or the taking of a similar action if payments on an obligation are jeopardized.

NOTES

SP-1 -- Strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given a plus (+) designation.

SP-2 -- Satisfactory capacity to pay principal and interest.

SP-3 -- Speculative capacity to pay principal and interest.

COMMERCIAL PAPER

A-1 -- This highest category indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation.

A-2 -- Capacity for timely payment on issues with this designation is satisfactory. However, the relative degree of safety is not as high as for issues designated `A-1'.

A-3 -- Issues carrying this designation have adequate capacity for timely payment. They are, however, more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

DUFF & PHELPS CORPORATION

LONG-TERM DEBT

AAA -- Highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

AA+, AA, AA- -- High credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic conditions.

A+, A, A- -- Protection factors are average but adequate. However, risk factors are more variable and greater in periods of economic stress.

BBB+, BBB, BBB- -- Below-average protection factors but still considered sufficient for prudent investment. Considerable variability in risk during economic cycles.

BB+, BB, BB- -- Below investment grade but deemed likely to meet obligations when due. Present or prospective financial protection factors fluctuate according to industry conditions or company fortunes. Overall quality may move up or down frequently within this category.

B+, B, B- -- Below investment grade and possessing risk that obligations will not be met when due. Financial protection factors will fluctuate widely according to economic cycles, industry conditions and/or company fortunes. Potential exists for frequent changes in the rating within this category or into a higher or lower rating grade.

CCC -- Well below investment-grade securities. Considerable uncertainty exists as to timely payment of principal, interest or preferred dividends. Protection factors are narrow and risk can be substantial with unfavorable economic/industry conditions, and/or with unfavorable company developments.

DD -- Defaulted debt obligations. Issuer failed to meet scheduled principal and/or interest payments.

FITCH INVESTORS SERVICE, INC.

AAA -- Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

AA -- Bonds considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA.

A -- Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

BBB -- Bonds considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these bonds, and therefore impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

BB -- Bonds considered to be speculative. The obligor's ability to pay interest and repay principal may be affected over time by adverse economic changes. However, business and financial alternatives can be identified which could assist the obligor in satisfying its debt service requirements.

B -- Bonds are considered highly speculative. Bonds in this class are lightly protected as to the obligor's ability to pay interest over the life of the issue and repay principal when due.

CCC -- Bonds have certain characteristics which, with passing of time, could lead to the possibility of default on either principal or interest payments.

CC -- Bonds are minimally protected. Default in payment of interest and/or principal seems probable.

C -- Bonds are in actual or imminent default in payment of interest or principal.

DDD -- Bonds are in default and in arrears in interest and/or principal payments. Such bonds are extremely speculative and should be valued only on the basis of their value in liquidation or reorganization of the obligor.

                                                                     APPENDIX B

                         INFORMATION ABOUT THE FUNDS'
                               PREFERRED SHARES


  Except as noted below, the terms of each fund's outstanding preferred shares and the Preferred Merger Shares (collectively, the "Preferred Shares") are essentially identical. Although the terms of the Additional Preferred Shares have not yet been determined, Putnam Management expects that they will likely be substantially similar. Accordingly, the following brief description of the Preferred Shares of Trust III (referred to as the "fund" in this Appendix B) applies equally to the Preferred Shares of Trust II. This description does not purport to be complete and is subject to and qualified in its entirety by reference to each fund's Bylaws. A copy of Trust II's Bylaws has been filed as an exhibit to the Registration Statement of which this Prospectus/Proxy Statement is a part and may be inspected, and copies thereof may be obtained, as described under "Further Information about Voting and the Meeting." Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Prospectus/Proxy, the Glossary, or in Exhibit B-2 to this Appendix.

Comparison of the outstanding Preferred Shares of Trust III (and the Preferred Merger Shares) with the outstanding Preferred Shares of Trust II

  As noted above, the terms of the outstanding Preferred Shares of Trust III (and the Preferred Merger Shares) and the terms of the outstanding Preferred Shares of Trust II are substantially similar. There are, however, certain differences. First, if a holder of Preferred Shares fails to make an election in connection with a Remarketing, he will be deemed to have tendered such shares if the current Dividend Period or the succeeding Dividend Period is a Special Dividend Period of more than 90 days, in the case of the outstanding Preferred

Shares of Trust III (and the Preferred Merger Shares), and 60 days, in the case of the outstanding Preferred Shares of Trust II. Second, the Applicable Dividend Rate for any Dividend Period commencing during any Non-Payment Period, and the rate used to calculate any applicable late charge, will generally be 250% of the Reference Rate (or 300% of such rate if the fund has provided a Tax Notification to the Remarketing Agent with respect to that Dividend Period), in the case of the outstanding Preferred Shares of Trust III (and the Preferred Merger Shares), and will generally be 200% of the Reference Rate (or 275% of such rate if the fund has provided a Tax Notification to the Remarketing Agent with respect to that Dividend Period), in the case of the outstanding Preferred Shares of Trust II. Third, each Dividend Period that commences during a Non-Payment Period shall be a 28-day dividend period, unless, in the case of the outstanding Preferred Shares of Trust II, but not in the case of the outstanding Preferred Shares of Trust III (and the Preferred Merger Shares), the preceding Dividend Period was a Special Dividend Period of less than 28 days. Fourth, a Non-Payment Period, in the case of the outstanding Preferred Shares of Trust II, but not in the case of the outstanding Preferred Shares of Trust III (and the Preferred Merger Shares), will not end unless the fund shall have given at least 14 days' written notice to the Paying Agent, the Remarketing Agent, the Securities Depository and all holders of shares. Fifth, the discretion of the Remarketing Agent to waive a holder's election to hold Preferred Shares in connection with a Remarketing is contingent, in the case of the outstanding Preferred Shares of Trust II, but not in the case of the outstanding Preferred Shares of Trust III (and the Preferred Merger Shares), on the Remarketing Agent's being able to remarket all shares tendered to it in such Remarketing. Sixth, the 20-day minimum notice period prior to any redemption, in the case of the outstanding Preferred Shares of Trust III (and the Preferred Merger Shares), but not in the case of the outstanding Preferred Shares of Trust II, applies only if a shorter period is not provided for under applicable law. Seventh, the Remarketing Date and the Settlement Date are normally Thursday and Friday, respectively, in the case of the outstanding Preferred Shares of Trust III (and the Preferred Merger Shares), and are normally Wednesday and Thursday, respectively, in the case of the outstanding Preferred Shares of Trust II. Finally, in the event that the fund notifies the Remarketing Agent prior to the Remarketing establishing the Applicable Dividend Rate for any dividend that income subject to regular federal income tax will be included in such dividend, the Maximum Dividend Rate will be the Maximum Dividend Rate that would otherwise be applicable divided by the quantity 1 minus the Gross-Up Tax Rate, in the case of the outstanding Preferred Shares of Trust III (and the Preferred Merger Shares), and will be as follows, in the case of the outstanding Preferred Shares of Trust II:

                                             Applicable            Applicable
                                             Percentage            Percentage
                                            of Reference          of Reference
                                               Rate-                 Rate-
      Moody's              S&P          No Tax Notification     Tax Notification
------------------   ---------------   ---------------------   -----------------
"aa3" or higher      AA- or higher             110%                  150%
"a3" to "a1"         A- to A+                  125%                  160%
"baa3" to "baa1"     BBB- to BBB+              150%                  250%
Below "baa3"         Below BBB-                200%                  275%

Dividends and Dividend Periods

      The Bylaws provide generally that holders of Preferred Shares will be entitled to receive, when, as and if declared by the fund, out of funds legally available therefor, cumulative cash dividends, at the Applicable Dividend Rate for the applicable Dividend Period, payable on the respective dates set forth below and, except as described below, set by the Remarketing Agent in accordance with the remarketing procedures described under "Remarketing" and "Remarketing Procedures" and in Exhibit B-1.

      The Applicable Dividend Rate on Preferred Merger Shares for the Initial Dividend Period will be the rate determined by the Remarketing Agent in connection with the Remarketing occurring on the day before the Date of Original Issue. For each Dividend Period thereafter, except as otherwise described herein, the Applicable Dividend Rate on the Preferred Merger Shares and all other Preferred Shares will be the dividend rate per annum determined by the Remarketing Agent in its sole discretion (which discretion will be conclusive and binding on all holders) in accordance with the remarketing procedures described below. See "Remarketing" and "Remarketing Procedures." Each Dividend Period will generally consist of 28 days (a "28-day Dividend Period"), unless the fund elects, prior to any Remarketing, a Special Dividend Period. A "Special Dividend Period" is a Dividend Period consisting of a specified number of days (other than 28), evenly divisible by seven and not fewer than seven nor more than 364 (a "Short Term Dividend Period"), or a Dividend Period consisting of a specified period of one whole year or more but not greater than five years (a "Long Term Dividend Period"). Dividends on Preferred Shares will be cumulative from their Date of Original Issue and will be payable, when, as and if declared by the Trustees, commencing on the last day of the Initial Dividend Period, and generally on each Dividend Payment Date thereafter. The holder of a Preferred Share may elect to tender such share or hold such share for the next Dividend Period by providing notice to the Remarketing Agent in connection with the Remarketing for that Dividend Period. See "Remarketing" and "Remarketing Procedures."

      Dividend Periods for the Preferred Shares. A Dividend Period for Preferred Shares will commence on each (but not the final) Dividend Payment Date for such share; provided, however, that any Dividend Payment Date, other than the last Dividend Payment Date during such Dividend Period, occurring after commencement of and during a Special Dividend Period of more than 35 days will not give rise to a new

Dividend Period. Each subsequent Dividend Period for Preferred Shares will comprise, beginning with and including the date on which it commences, 28 consecutive days or, in the event the fund has designated such Dividend Period as a Special Dividend Period, such number of consecutive days as specified by the fund; provided that such number of days to be specified shall be a multiple of seven and not more than 364 in the case of a Short Term Dividend Period and shall consist of at least one full year (but not more than five years) in the case of a Long Term Dividend Period. Notwithstanding the foregoing, any adjustment of the remarketing schedule or of the length of a Dividend Period as provided herein shall cause an adjustment of the relevant Settlement Date, if necessary, so that such Settlement Date will be the first day of the next Dividend Period.

      Special Dividend Periods for Preferred Shares. With respect to each Dividend Period, the fund may, at its sole option and to the extent permitted by law, by telephonic or written notice (a "Request for Special Dividend Period") to the Remarketing Agent, request that the next succeeding Dividend Period for Preferred Shares will be a number of days (other than 28), evenly divisible by seven, and not fewer than seven nor more than 364 in the case of a Short Term Dividend Period or a period of not less than one whole year and not greater than five years in the case of a Long Term Dividend Period, specified in such notice, provided that the fund may not give a Request for a Special Dividend Period of greater than 28 days (and any such request shall be null and void) unless the fund has given written notice thereof to Moody's and S&P and unless, with respect to the Preferred Shares, full cumulative dividends, any amounts due with respect to redemptions, and any Additional Dividends payable prior to such date have been paid in full and, for any Remarketing occurring after the initial Remarketing, all shares tendered were remarketed in the last occurring Remarketing.

Such Request for Special Dividend Period, in the case of a Short Term Dividend Period, shall be given on or prior to the fourth Business Day but not more than seven Business Days prior to a Remarketing Date for the Preferred Shares and, in the case of a Long Term Dividend Period, shall be given on or prior to the 14th day but not more than 28 days prior to a Remarketing Date for Preferred Shares. Upon receiving such a Request for Special Dividend Period, the Remarketing Agent shall determine (i) whether given the factors set forth below it is advisable that the fund issue a Notice of Special Dividend Period for Preferred Shares as contemplated by such Request for Special Dividend Period,
(ii) the Optional Redemption Price of the Preferred Shares during such Special Dividend Period and, (iii) the Specific Redemption Provisions and shall give the fund written notice (a "Response") of its determination by no later than the third Business Day prior to such Remarketing Date. In making such determination, the Remarketing Agent will consider (i) existing short-term and long-term market rates and indices of such short-term and long-term rates, (ii) existing market supply and demand for short-term and long-term securities,
(iii) existing yield curves for short-term and long-term securities comparable to the Preferred Shares, (iv) industry and financial conditions which may affect the Preferred Shares, (v) the investment objective of the fund, and (vi) the Dividend Periods and dividend rates at which current and potential beneficial holders of Preferred Shares would remain or become beneficial holders. If the Remarketing Agent shall not give the fund a Response by such third Business Day or if the Response states that given the factors set forth above it is not advisable that the fund give a Notice of Special Dividend Period for Preferred Shares, the fund may not give a Notice of Special Dividend Period in respect of such Request for Special Dividend Period. In the event the Response indicates that it is advisable that the fund give a Notice of Special Dividend Period for the Preferred Shares, the fund may by no later than the second Business

Day prior to such Remarketing Date give a notice (a "Notice of Special Dividend Period") to the Remarketing Agent, the Paying Agent and to the Securities Depository, which notice will specify (i) the duration of the Special Dividend Period, (ii) the Optional Redemption Price as specified in the related Response, and (iii) the Specific Redemption Provisions, if any, as specified in the related Response. The fund shall not give a Notice of Special Dividend Period, or, if such Notice of Special Dividend Period shall have already been given, shall give telephonic or written notice of its revocation (a "Notice of Revocation") to the Remarketing Agent (in the case of clauses (x) and (y)) and the Securities Depository (in the case of clauses (x), (y) and (z)) on or prior to the Business Day prior to the relevant Remarketing Date if (x) either the 1940 Act Preferred Shares Asset Coverage is not satisfied or the fund shall fail to maintain S&P Eligible Assets and Moody's Eligible Assets each with an aggregate Discounted Value at least equal to the Preferred Shares Basic Maintenance Amount, in each case on each of the two Valuation Dates immediately preceding the Business Day prior to the relevant Remarketing Date on an actual basis and on a pro forma basis giving effect to the proposed Special Dividend Period (using as a pro forma dividend rate with respect to such Special Dividend Period the dividend rate which the Remarketing Agent shall advise the fund is an approximately equal rate for securities similar to the Preferred Shares with an equal dividend period), provided that (unless Moody's advises the fund to the contrary), in calculating the aggregate Discounted Value of Moody's Eligible Assets for this purpose, the Moody's Exposure Period shall be deemed to be one week longer than the Moody's Exposure Period that would otherwise apply as of the date of the Notice, (y) sufficient funds for the payment of dividends payable on the immediately succeeding Dividend Payment Date for the Preferred Shares have not been irrevocably deposited with the Paying Agent by the close of business on the third Business Day preceding the Remarketing

Date or (z) the Remarketing Agent advises the fund that after consideration of the factors listed above it has concluded that it is advisable to give a Notice of Revocation. If the fund is prohibited from giving a Notice of Special Dividend Period as a result of the factors enumerated in clause (x), (y), or
(z) of the preceding sentence or if the fund gives a Notice of Revocation with respect to a Notice of Special Dividend Period for Preferred Shares, the next succeeding Dividend Period for Preferred Shares will be a 28-day Dividend Period, provided that if the then-current Dividend Period is a Special Dividend Period of less than 28 days, the next succeeding Dividend Period for such shares will be the same length as the current Dividend Period.

      In the event all Preferred Shares for which the fund has given a Notice of Special Dividend Period tendered are not remarketed or a Remarketing is not held for any reason, the fund may not again give a Notice of Special Dividend Period (and any such attempted notice shall be null and void) until all Preferred Shares tendered in any subsequent Remarketing with respect to a 28-day Dividend Period have been remarketed.

      Dividend Payment Dates. Dividends on each Preferred Share will accumulate from its Date of Original Issue and will be payable, when, as and if declared by the Trustees, on the applicable Dividend Payment Dates. The Dividend Payment Dates will be: (i) with respect to any 28-day Dividend Period and any Short Term Dividend Period of 35 or fewer days, the day next succeeding the last day thereof; and (ii) with respect to any Short Term Dividend Period of more than 35 days and with respect to any Long Term Dividend Period the first Business Day of each calendar month during such Short Term Dividend Period or Long Term Dividend Period and the day next succeeding the last day of such period (each such date referred to in clause (i) or (ii) being herein referred to as a "Normal Dividend Payment Date"), except that if such

Normal Dividend Payment Date is not a Business Day, then (i) the Dividend Payment Date shall be the first Business Day next succeeding such Normal Dividend Payment Date if such Normal Dividend Payment Date is a Monday, Tuesday, Wednesday or Thursday, or (ii) the Dividend Payment Date shall be the first Business Day next preceding such Normal Dividend Payment Date if such Normal Dividend Payment Date is a Friday and in each case the length of the current Dividend Period will be adjusted accordingly. If, however, in the case of clause (ii) in the preceding sentence the Securities Depository shall make available to its participants and members in funds immediately available in New York City on Dividend Payment Dates the amount due as dividends on such Dividend Payment Dates (and the Securities Depository shall have so advised the fund), and if the Normal Dividend Payment Date is not a Business Day, then the Dividend Payment Date shall be the next succeeding Business Day and the length of the current Dividend Period will be adjusted accordingly. Although any particular Dividend Payment Date may not occur on the originally scheduled date because of the exceptions discussed above, the next succeeding Dividend Payment Date, subject to such exceptions, will occur on the next following originally scheduled date. If for any reason a Dividend Payment Date cannot be fixed as described above, then the Trustees shall fix the Dividend Payment Date and the length of the current Dividend Period will be adjusted accordingly, if necessary. The Initial Dividend Period, 28-day Dividend Periods and Special Dividend Periods are hereinafter sometimes referred to as "Dividend Periods." Each dividend payment date determined as provided above is hereinafter referred to as a "Dividend Payment Date."

      Dividend Payments. So long as there is a Securities Depository with respect to the Preferred Shares, each dividend on Preferred Shares will be paid to the Securities Depository or its nominee as the record holder of all such shares, and such payment shall for all purposes discharge the fund's obligations in respect of such payment. The Securities Depository is responsible for crediting the accounts of the Agent Members of the beneficial owners of Preferred Shares in accordance with the Securities Depository's procedures. Each Agent Member will be responsible for holding or disbursing such payments to the holders of the Preferred Shares for which it is acting in accordance with the instructions of such holders. If, and as long as, neither the Securities Depository nor its nominee is the record holder of a Preferred Share, dividends thereon will be paid in same-day funds directly to the record holder thereof in accordance with the instructions of such holder. Dividends on any share in arrears with respect to any past Dividend Payment Date may be declared and paid at any time, without reference to any regular Dividend Payment Date, to the holders thereof as of a date not exceeding five Business Days preceding the date of payment thereof as may be fixed by the Trustees. Any dividend payment made on Preferred Shares will be first credited against the dividends accumulated but unpaid (whether or not earned or declared) with respect to the earliest Dividend Payment Date on which dividends were not paid. Holders of Preferred Shares will not be entitled to any dividends, whether payable in cash, property or shares, in excess of full cumulative dividends thereon. Except for the late charge described under "Dividends and Dividend Periods -- Non-Payment Period; Late Charge," holders of Preferred Shares will not be entitled to any additional amount in respect of any dividend payment on any Preferred Shares which may be in arrears.

      The amount of cash dividends per Preferred Share payable (if declared) on each Dividend Payment Date for each 28-day Dividend Period and the Dividend Payment Date or Dates for each Short Term Dividend Period shall be computed by the fund by multiplying the Applicable Dividend Rate for such Dividend Period by a fraction, the numerator of which will be the number of days in such Dividend Period such shares were outstanding from and including the Date of Original Issue or the preceding Dividend Payment Date, as the case may be, to and including the day preceding such Dividend Payment Date and the denominator of which will be 365, multiplying the amount so obtained by $50,000, and rounding the amount so obtained to the nearest cent. During any Long Term Dividend Period, the amount of dividends per share payable on any Dividend Payment Date shall be computed by multiplying the Applicable Dividend Rate by a fraction, the numerator of which shall be the number of days from either the Date of Original Issue, with respect to the initial Dividend Payment Date, or otherwise from the last Dividend Payment Date, and the denominator of which is 360, multiplying the amount so obtained by $50,000, and rounding the amount so obtained to the nearest cent.

      In the event that the Remarketing Agent, the Paying Agent, the Securities Depository, any Agent Member, and any beneficial owner fails for any reason to perform any of its obligations in respect of a remarketing or otherwise, no holder of record of, or of any beneficial interest in, any Preferred Shares shall have any right in respect thereof against the fund or any Trustee or officer of the fund, and the sole obligation of the fund in respect of the determination of the amount and the payment of any dividend shall be to pay to the Paying Agent, for the benefit of the holders of record of the Preferred Shares, dividends when due at the Applicable Dividend Rate notified to it from time to time.

      Non-Payment Period; Late Charge. A Non-Payment Period will commence on and include the day on which the fund fails to (i) declare, prior to 12:00 noon, New York City time, on any Dividend Payment Date for a Preferred Share, for payment on or (to the extent permitted below) within three Business Days after such Dividend Payment Date to the person who held such share as of 12:00 noon, New York City time, on the Business Day preceding such Dividend Payment Date, the full amount of any dividend on such Preferred Share payable on such Dividend Payment Date or (ii) deposit, irrevocably in trust, in same-day funds, with the Paying Agent by 12:00 noon, New York City time, (A) on or (to the extent permitted below) within three Business Days after any Dividend Payment Date for a Preferred Share the full amount of any dividend on such share (whether or not earned or declared) payable on such Dividend Payment Date or (B) on or (to the extent permitted below) within three Business Days after any redemption date for a Preferred Share called for redemption, the redemption price of $50,000 per share plus the full amount of any dividends thereon (whether or not earned or declared) accumulated but unpaid to such redemption date plus, in the case of an optional redemption, the premium, if any, payable as the result of the designation of a Premium Call Period. Such Non-Payment Period will end on and include the Business Day on which, by 12:00 noon, New York City time, all unpaid dividends and unpaid redemption prices shall have been so deposited or shall have otherwise been made available to the applicable holders in same-day funds; provided that a Non-Payment Period will not end during the first seven days thereof unless the fund shall have given at least three days' written notice to the Paying Agent, the Remarketing Agent and the Securities Depository and thereafter will not end unless the fund shall have given at least fourteen days' written notice to the Paying Agent, the Remarketing Agent, the Securities Depository and all holders of shares. The Applicable Dividend Rate for each Dividend Period for Preferred Shares, commencing during a Non-Payment Period, will be equal to the Non-Payment Period Rate and any Preferred Shares for which a Special Dividend Period would otherwise have commenced on the first day of or during a Non-Payment Period will have a 28-day Dividend Period. The "Non-Payment Period Rate," initially, will be 250% of the applicable Reference Rate (or 300% of such rate if the fund has provided notification to the Remarketing Agent prior to the Remarketing Date establishing the Applicable Dividend Rate for any dividend that net capital gain or other taxable income will be included in such dividend on Preferred Shares). The initial Non-Payment Period Rate may be changed from time to time by the fund without shareholder approval, but only in the event the fund receives written confirmation from Moody's and S&P that any such change would not impair the ratings then assigned by Moody's and S&P to Preferred Shares. Any dividend on Preferred Shares due on any Dividend Payment Date for such shares (if, prior to 12:00 noon, New York City time, on such Dividend Payment Date, the fund has declared such dividend payable on or within three Business Days after such Dividend Payment Date to the persons who held such shares as of 12:00 noon, New York City time, on the Business Day preceding such Dividend Payment Date) or redemption price with respect to such shares not paid to such persons when due may (if such non-payment occurs because the fund is prevented from doing so by the Bylaws or applicable law) be paid pro rata to such persons in the same form of funds by 12:00 noon, New York City time, on any of the first three Business Days after such Dividend Payment Date or due date, as the case may be, and will incur a late charge to be paid therewith to such persons and calculated for such period of non-payment at the Non-Payment Period Rate applied to the amount of such non-payment based on the actual number of days comprising such period divided by 365; such late charge will be taxable as interest. If the fund fails to pay a dividend on a Dividend Payment Date or to redeem any Preferred Shares on the date set for such redemption (otherwise than because it is prevented from doing so by the Bylaws or by applicable law), the preceding sentence shall not apply and the Applicable Dividend Rate for the Dividend Period commencing during such Non-Payment Period resulting from such failure shall be the Non-Payment Period Rate. During a Non-Call Period, Preferred Shares sub-ject to such Non-Call Period will not be subject to redemption at the option of the fund, but may be subject to mandatory redemption as provided below. See "Redemption" below.

      Restrictions on Dividends and Other Payments. Under the 1940 Act, the fund may not declare dividends or make other distributions on the common shares or purchase any such shares if, at the time of the declaration, distribution or purchase, as applicable (and after giving effect thereto), asset coverage (as defined in the 1940 Act) with respect to the outstanding Preferred Shares would be less than 200% (or such other percentage as may in the future be required by law). Based on the composition of the fund's portfolio at December 31, 2000, asset coverage with respect to Preferred Shares would have been approximately 409% after the merger.

      In addition, for so long as any Preferred Shares are outstanding, the fund will not declare, pay or set apart for payment any dividend or other distribution (other than a dividend or distribution paid in shares of, or options, warrants or rights to subscribe for or purchase, common shares or other shares, if any, ranking junior to the Preferred Shares as to dividends and upon liquidation) in respect of common shares or any other shares of the fund ranking junior to or on a parity with the Preferred Shares as to dividends or upon liquidation, or call for redemption, redeem, purchase or otherwise acquire for consideration any common shares or any other such junior shares or parity shares (except by conversion into or exchange for shares of the fund ranking junior to the Preferred Shares as to dividends and upon liquidation), unless (1) full cumulative dividends on Preferred Shares through their most recent Dividend Payment Date shall have been paid or shall have been declared and sufficient funds for the payment thereof deposited with the Paying Agent,
(2) the fund has redeemed the full number of Preferred Shares required to be redeemed by any provision for mandatory redemption contained in the Bylaws, (3) immediately after such transaction the aggregate

Discounted Value of Moody's Eligible Assets and S&P Eligible Assets would be at least equal to the Preferred Shares Basic Maintenance Amount and (4) the fund meets the requirements imposed by the 1940 Act. See "Asset Maintenance" and "Redemption."

      Under the Code the fund must, among other things, distribute each year at least 90% of the sum of its investment company taxable income and net tax-exempt income in order to maintain its qualification for tax treatment as a regulated investment company. The foregoing limitations on dividends, distributions and purchases may under certain circumstances impair the fund's ability to maintain such qualification. See "Taxation of Preferred Shares."

      Upon any failure by the fund to pay dividends on the Preferred Shares for two years or more, the holders of the Preferred Shares will acquire certain additional voting rights. See "Voting Rights" below. Such rights shall be the exclusive remedy of the holders of Preferred Shares upon any failure to pay dividends on shares of the fund.

      Additional Dividends. In the event of a redemption of all or a portion of the outstanding Preferred Shares or the liquidation of the fund, the fund may, after the close of its taxable year, be required, in order to comply with the published position of the Internal Revenue Service (the "IRS") described below under "Advance Notice of Allocation of Taxable Income; Inclusion of Taxable Income Dividend" concerning the allocation of various types of income between a fund's classes and series of shares, to characterize all or a portion of a dividend paid to holders of Preferred Shares during such taxable year as net capital gain or other income subject to regular federal income tax, without having either given advance notice of the inclusion of such income in such dividend prior to the setting of the Applicable Dividend Rate for such dividend or included an additional amount in the dividend to offset the tax effect of the inclusion therein of such taxable income. Accordingly, if the fund characterizes retroactively all or a portion of a dividend already paid on Preferred Shares as consisting of net capital gain or other income subject to regular federal income tax solely because (i) the fund has redeemed all or a portion of the outstanding Preferred Shares or has liquidated and (ii) the fund, in its judgment, believes it is required, in order to comply with the published position of the IRS described above, to allocate such taxable income to the Preferred Shares (the amount so characterized referred to herein as a "Retroactive Taxable Allocation"), the fund will, within 90 days after the end of such taxable year, provide notice of the Retroactive Taxable Allocation made with respect to the dividend to the Paying Agent and to each holder who received such dividend (initially Cede as nominee of the Securities Depository) at such holder's address as the same appears or last appeared on the share books of the fund. The fund will, within 30 days after such notice is given to the Paying Agent, pay to the Paying Agent (who will then distribute to such holders), out of funds legally available therefor, an amount equal to the aggregate of the Additional Dividends (as defined below) payable to holders of Preferred Shares in respect of such dividend. See "Taxation of Preferred Shares."

      An "Additional Dividend" in respect of any dividend means payment to a present or former holder of a Preferred Share of an amount which, giving effect to the Retroactive Taxable Allocation made with respect to such dividend, would cause such holder's after-tax return (taking into account both the dividend and the Additional Dividend and assuming such holder is taxable at the Gross-Up Tax
Rate) to be equal to the after-tax return which the holder would have realized if such retroactive allocation of taxable income had not been made. Such Additional Dividend shall be calculated (i) without consideration being given to the time value of money, (ii) assuming that no holder of Preferred Shares is subject to the federal alternative minimum tax with respect to dividends received from the fund, and (iii) assuming that the holder of the Preferred Share in respect of which a Retroactive Taxable Allocation was made is taxable at the Gross-Up Tax Rate. An Additional Dividend will not include any amount to compensate for the fact that either the Additional Dividend or the Retroactive Taxable Allocation may be subject to state and local taxes. (For a description of the Gross-Up Tax Rate, see "Remarketing--Remarketing
Schedule: Advance Notice of Allocation of Taxable Income: Inclusion of
Taxable Income in Dividend.") Except as provided in this "Dividends and Dividend Periods -- Additional Dividends," the fund will not distribute any additional amounts with respect to dividends previously paid to holders of Preferred Shares. See "Taxation of Preferred Shares."

      Special Dividends. The fund may declare Special Dividends on Preferred Shares in order to comply with any distribution requirements or the Code, provided that the declaration of a Special Dividend shall not cause the fund to fail to maintain the Preferred Shares Basic Maintenance Amount or the 1940 Act Preferred Shares Asset Coverage. See "Taxation of Preferred Shares."

      Applicable Dividend Rate. Except during a Non-Payment Period, the Applicable Dividend Rate for any Dividend Period will not exceed the applicable Maximum Dividend Rate. The Maximum Dividend Rate for Preferred Shares will depend on the credit rating or ratings assigned to such shares. The Maximum Dividend Rate for any Dividend Period will be the Applicable Percentage (specified below) of the Reference Rate on the applicable Remarketing Date. "Reference Rate" means (i) with respect to a 28-day Dividend Period or a Short Term Dividend Period having 28 or fewer days, the higher of the applicable "AA" Composite Commercial Paper Rate and the Taxable Equivalent of the Short-Term Municipal Bond Rate, (ii) with respect to any Short Term Dividend Period having more than 28 but fewer than 183 days, the applicable

"AA" Composite Commercial Paper Rate, (iii) with respect to any Short Term Dividend Period having 183 or more but fewer than 365 days, the U.S. Treasury Bill Rate and (iv) with respect to any Long Term Dividend Period, the applicable U.S. Treasury Note Rate. The "Applicable Percentage" on any Remarketing Date will be determined based on the lower of the credit rating or ratings assigned on such date to Preferred Shares by Moody's and S&P (or if Moody's or S&P or both shall not make such rating available, the equivalent of either or both of such ratings by a Substitute Rating Agency or two Substitute Rating Agencies or in the event that only one such rating shall be available, such rating) as follows:

                                         Applicable
                                         Percentage
                                        of Reference
      Moody's              S&P              Rate
------------------   ---------------   -------------
"aa3" or higher      AA- or higher         110%
"a3" to "al"         A- to A+              125%
"baa3" to "baa1"     BBB- to BBB+          150%
"ba3" to "ba1"       BB- to BB+            200%
Below "ba3"          Below BB-             250%

provided, however, that in the event the fund has notified the Paying Agent and the Remarketing Agent of its intent to allocate income taxable for federal income tax purposes to the Preferred Shares prior to the Remarketing Agent establishing the Applicable Dividend Rate for such shares, the applicable percentage in the foregoing table shall be divided by the quantity 1 minus the Gross-Up Tax Rate (as hereinafter defined). If the ratings for the Preferred Shares are split between two of the foregoing credit rating categories, the lower rating will determine the prevailing rating.
      There is no minimum Applicable Dividend Rate in respect of any Dividend Period.

      The Applicable Dividend Rate for any Dividend Period commencing during any Non-Payment Period, and the rate used to calculate any applicable late charge, will generally be 250% of the Reference Rate (or 300% of such rate if the fund has provided a Tax Notification to the Remarketing Agent with respect to that Dividend Period).

Advance Notice of Allocation of Taxable Income; Inclusion of Taxable Income in Dividend
Dividends paid by the fund, to the extent paid from tax-exempt interest earned on tax-exempt securities and properly designated as Exempt-Interest Dividends, will be exempt from federal income tax, subject to the possible application of the federal alternative minimum tax. The IRS has taken the position in a published ruling that the fund is required for each taxable year to allocate net capital gain and other income subject to regular federal income tax, if any, proportionately between its common shares and the Preferred Shares in accordance with the percentage of total fund distributions received by each such class of shares with respect to such year. For example, the fund will designate dividends paid as exempt-interest dividends in a manner that allocates such dividends among the holders of common shares and Preferred Shares in proportion to the total dividends paid to each such class during or with respect to the taxable year, or otherwise as required by law. Whenever the fund intends to include any net capital gain or other income subject to regular federal income tax in a dividend on Preferred Shares solely because the fund, in its judgment, believes it is required, in order to comply with the published position of the IRS, to allocate taxable income to such shares, the fund may notify the Remarketing Agent of the amount to be so included at least five Business Days prior to the Remarketing Date on which the Applicable Dividend Rate for such dividend is to be established. Alternatively, if the fund has not provided the notice referred to in the preceding sentence, and nevertheless intends to include such income in a dividend on Preferred Shares solely because the fund, in its judgment, believes it is required, in order to comply with the published position of the IRS, to allocate such income to Preferred Shares, it will (i) increase the dividend by an amount such that the return to a holder of Preferred Shares with respect to such dividend (as so increased and after giving effect to federal income tax at the Gross-Up Tax Rate) equals the Applicable Dividend Rate and (ii) notify the Paying Agent of the additional amount to be included in the dividend at least five Business Days prior to the applicable Dividend Payment Date. In the event the fund has provided notice of an inclusion of taxable income in an upcoming dividend on Preferred Shares as referred to above, yet, after giving such notice the fund intends to include additional taxable income in such dividend solely because, in the judgment of the fund, it is required to do so in order to comply with the IRS's published ruling, the fund will (i) increase the dividend by an amount such that the return to a holder of Preferred Shares with respect to such dividend (as so increased and after giving effect to federal income tax at the Gross-Up Tax
Rate) shall equal the return such holder of Preferred Shares would have received, after application of federal income tax (at the greater of the maximum federal individual or corporate income tax rate applicable to the character of income reflected in such notice), if such additional amount of taxable income had not been included in such dividend (and such dividend had not been increased to take account of any additional taxable income) and (ii) notify the Paying Agent of the additional amount to be included in the dividend at least five Business Days prior to the applicable Dividend Payment Date. Neither the underlying dividend nor the additional amounts referred to in the two preceding sentences will be increased to compensate for the fact that they may be subject to state and local taxes. The Gross-Up Tax Rate shall be equal to the sum of (i) the percentage of the taxable income included in the dividend that is taxable for federal income tax purposes as ordinary income, multiplied by the greater of (A) the highest marginal federal corporate income tax rate (without regard to the phase-out of graduated rates) applicable to ordinary income and
(B) the highest marginal federal individual income tax rate applicable to ordinary income (including any surtax but without regard to any phase-out of personal exemptions or any limitation on itemized deductions), and (ii) the percentage of the taxable income included in the dividend that is taxable for federal income tax purposes as long-term capital gain, multiplied by the greater of (A) the highest marginal federal corporate income tax rate (without regard to the phase-out of graduated rates) applicable to long-term capital gain and (B) the highest marginal federal individual income tax rate applicable to long-term capital gain (including any surtax but without regard to any phase-out of personal exemptions or any limitation on itemized deductions). If for any reason it is determined after the payment of any dividend that a portion of that dividend was subject to federal income tax, the fund will not be required to pay any additional amount to compensate for any tax payable on the dividend (other than Additional Dividends payable under the circumstances described in this Appendix B). The fund will not be required to provide any notice of the prospective inclusion of, or increase any dividend on Preferred Shares as a result of the inclusion of, any taxable income in any dividend (other than in the circumstances described above and in the circumstances under which the fund is required to pay Additional Dividends). No provision will be made to compensate holders of Preferred Shares for any alternative minimum tax liability in respect of distributions on Preferred Shares. See "Dividends and Dividend Period--Additional Dividends."

Remarketing

      The Bylaws provide that the Applicable Dividend Rate for each Preferred Share for each Dividend Period therefor (except the Initial Dividend Period) will be (i) unless such Dividend Period commences during a Non-Payment Period (described under "Dividends and Dividend Periods--Non-Payment Period; Late Charge"), equal to the lower of (a) the rate per annum that the Remarketing Agent determines on the Remarketing Date preceding the first day of such Dividend Period pursuant to the procedures set forth in the Bylaws and (b) the applicable Maximum Dividend Rate or (ii) if such Dividend Period commences during a Non-Payment Period, equal to the Non-Payment Period Rate which is a multiple (generally 250%) of the Reference Rate described below under "Remarketing." During a Non-Payment Period, each Dividend Period that commences will be a 28-day Dividend Period, the Preferred Shares will not be subject to Tender and Dividend Reset, and the holders of Preferred Shares will not be able to tender their shares in a Remarketing. See "Dividends and Dividend Period--Non-Payment Period; Late Charge."

      The fund will enter into a Paying Agent Agreement with Banker's Trust Company. The Paying Agent Agreement will provide, among other things, that the Paying Agent will (i) act as transfer agent, registrar, dividend and redemption price disbursing agent, settlement agent and agent for certain notifications (including notices of redemption) with respect to the Preferred Shares and (ii) carry out certain other procedures. See "Redemption."

      Prospective purchasers should carefully review the remarketing procedures described below and more fully detailed in this Appendix, and should note that
(i) an election to tender Preferred Shares cannot be revoked except as provided in the Bylaws and as more fully described in this Appendix B, (ii) each Remarketing will be conducted through telephonic communications, (iii) settlement for purchases and sales in a Remarketing will be made on the Settlement Date, and (iv) each prospective purchaser and each holder of Preferred Shares will be bound by the remarketing procedures, including the Remarketing Agent's determination of the Applicable Dividend Rate pursuant to the remarketing procedures.

      Remarketing Schedule. Each Remarketing for Preferred Shares will take place over a two-Business Day period consisting of the Remarketing Date (normally a Thursday) and the Settlement Date (normally a Friday). If, for example, Thursday or Friday of a particular week is not a Business Day, the normal remarketing schedule will be adjusted as follows: (i) if Thursday is not a Business Day, Wednesday shall be the Remarketing Date and Friday shall be the Settlement Date; and (ii) if Friday is not a Business Day, Thursday shall be the Remarketing Date and Monday shall be the Settlement Date. If, for any reason, neither of the foregoing clauses can be given effect, the Remarketing Agent shall, in its sole discretion, adjust the remarketing schedule as appropriate to complete such Remarketing. An example of the time sequence of the events in a normal remarketing schedule is provided in Exhibit B-1 hereto. The first Remarketing Date for the Preferred Merger Shares will be the last day of the Initial Dividend Period.

      Remarketing Date. By 9:00 a.m., New York City time, on such Remarketing Date, the Remarketing Agent will, after canvassing the market and considering prevailing market conditions at the time for such shares and similar securities, provide to holders of such shares non-binding indications of the Applicable Dividend Rate for the next succeeding 28-day Dividend Period or Special Dividend Period, as the case may be.

      THE ACTUAL APPLICABLE DIVIDEND RATE FOR SUCH DIVIDEND PERIOD MAY BE GREATER THAN OR LESS THAN THE RATE INDICATED IN

SUCH NON-BINDING INDICATIONS (BUT NOT GREATER THAN THE APPLICABLE MAXIMUM DIVIDEND RATE) AND WILL NOT BE DETERMINED UNTIL AFTER A HOLDER IS REQUIRED TO ELECT TO HOLD OR TENDER ITS PREFERRED SHARES AND A NEW PURCHASER IS REQUIRED TO AGREE TO PURCHASE PREFERRED SHARES.

      By 12:00 noon, New York City time, on any Remarketing Date with respect to the Preferred Shares, each holder of Preferred Shares subject to Tender and Dividend Reset must notify the Remarketing Agent of its desire (on a share-by-share basis) either to tender such share at a price of $50,000 per share or to continue to hold such share for the next 28-day Dividend Period or, if applicable, the designated Special Dividend Period. Holders of such Preferred Shares who do not provide such notice shall be deemed to have elected (i) to hold all their Preferred Shares if the current Dividend Period and succeeding Dividend Period is a 28-day Dividend Period or a Special Dividend Period of 90 days or less, and (ii) to tender all their Preferred Shares if the current Dividend Period or succeeding Dividend Period is a Special Dividend Period of more than 90 days. Any holder or prospective purchaser may informally indicate to the Remarketing Agent its Applicable Dividend Rate preferences. However, any notice given to the Remarketing Agent to tender or hold shares for a particular Dividend Period is irrevocable and may not be conditioned upon the level at which Applicable Dividend Rates are set. Accordingly, the Applicable Dividend Rate with respect to a Dividend Period may be greater or less than such rate preferences. Any notice of tender may not be revoked, except that the Remarketing Agent may, in its sole discretion, (i) at the request of a tendering holder that has tendered one or more Preferred Shares to the Remarketing Agent, waive such holder's tender, and thereby enable such holder to continue to hold such share or shares for a 28-day Dividend

Period or a designated Special Dividend Period, as agreed to by the holder and the Remarketing Agent at such time, so long as such tendering holder has indicated to the Remarketing Agent that it would accept the new Applicable Dividend Rate for such Dividend Period, such waiver to be contingent upon the Remarketing Agent's being able to remarket all shares tendered to it in such Remarketing, and (ii) at the request of a holder that has elected to hold one or more of its Preferred Shares, waive such holder's election with respect thereto, such waiver to be contingent upon the Remarketing Agent's being able to remarket all shares tendered to it in such Remarketing. Subject to the last sentence of this paragraph, holders of Preferred Shares that fail on a Remarketing Date for such shares to elect to tender or hold such shares will be deemed to have elected to continue to hold such shares for the next Dividend Period if each of the current Dividend Period and the next Dividend Period is a 28-day Dividend Period or a Special Dividend Period of 90 days or less. If, on a Remarketing Date for Preferred Shares, the current Dividend Period is a Special Dividend Period of more than 90 days, or the succeeding Dividend Period has been designated by the Trustees as a Special Dividend Period of more than 90 days, then holders of such shares that fail to elect to tender or hold such shares will be deemed to have elected to tender such shares.

      There can be no assurance that the Remarketing Agent will be able to remarket all Preferred Shares tendered in a Remarketing. If any Preferred Shares tendered in a Remarketing are not remarketed, a holder thereof may be required to hold some or all of its shares at least until the end of the next Dividend Period therefor or to sell its shares outside a Remarketing. In such case, the remarketing procedures may require an allocation of Preferred Shares on a pro rata basis, to the extent practicable, or by lot, as determined by the Remarketing Agent in its sole discretion, which may result in a holder's selling a number of Preferred Shares that is less than the number of Preferred Shares specified in such holder's tender order. See "Remarketing Procedures."

      Settlement Date. On a Settlement Date for Preferred Shares, which will be the first Business Day following the related Remarketing Date and which will be the first day of the new Dividend Period, each person purchasing Preferred Shares as a result of a Remarketing must pay, or cause its Agent Member to pay on its behalf, the purchase price against delivery of such shares by the holder thereof or its Agent Member.

      Settlement for purchases and sales of Preferred Shares in a Remarketing will generally be made with respect to each Preferred Share through the Securities Depository on the related Settlement Date therefor in accordance with its normal procedures, which provide for payment in same-day funds.

      Preferred Shares tendered in a Remarketing will be purchased solely out of the proceeds received from purchasers of Preferred Shares in such Remarketing. Neither the fund, nor the Paying Agent or the Remarketing Agent will be obligated to provide funds to make payment upon any holder's tender in a Remarketing unless, in the case of the Paying Agent or the Remarketing Agent, the shares are purchased for its own account. Tendered Preferred Shares will also be subject to purchase in a Remarketing by the Remarketing Agent for its own account or as nominee for others, although the Remarketing Agent is not obligated to purchase any shares.

      Remarketing Agent. The Remarketing Agent for the outstanding Preferred Shares of Trust III and for the Preferred Merger Shares is Salomon Smith Barney Inc. The Remarketing Agent for the outstanding Preferred Shares of Trust II is Merrill, Lynch, Pierce, Fenner & Smith Incorporated. No Remarketing Agent has yet been designated for the Additional Preferred Shares.

      The fund will enter into a Remarketing Agreement with the Remarketing Agent which will provide, among other things, that the Remarketing Agent will follow certain procedures for remarketing Preferred Shares on behalf of holders thereof as provided in the Bylaws for the purpose of determining the Applicable Dividend Rate that will enable the Remarketing Agent to remarket Preferred Shares tendered to it at a price of $50,000 per share for a 28-day Dividend Period or a Special Dividend Period, as the case may be. Each periodic operation of such procedures with respect to Preferred Shares is referred to as a "Remarketing." Under certain circumstances, Preferred Shares tendered in a Remarketing may be tendered or purchased by the Remarketing Agent for its own account. See "Remarketing Procedures."


      For its services in determining the Applicable Dividend Rate and remarketing Preferred Shares for a 28-day Dividend Period, the Remarketing Agent will receive from the fund a fee for such period calculated at a rate equal to approximately .25% per annum of the average amount of Preferred Shares outstanding during the Dividend Period. If the Dividend Period is a Special Dividend Period, the fund will instead pay to the Remarketing Agent a fee, to be determined by mutual consent of the fund and the Remarketing Agent, based on the selling concession that would be applicable to an underwriting of a fixed or variable rate preferred stock issue with a similar dividend period. The Remarketing Agent will pay to selected broker-dealers a portion of the fees described above, reflecting shares sold through such broker-dealers to purchasers in Remarketings.

      The fund and Putnam Management have agreed to indemnify the Remarketing Agent against certain liabilities arising out of or in connection with its duties under the Remarketing Agreement.

      Any Remarketing Agent may resign and be discharged from its duties with respect to the Preferred Shares under a

Remarketing Agreement by giving at least 60 days' prior notice in writing to the fund, the Securities Depository, the Paying Agent and each other Remarketing Agent, if any, and the fund may remove a Remarketing Agent under a Remarketing Agreement by giving at least 60 days' prior notice in writing to such Remarketing Agent, the Securities Depository, the Paying Agent and any other Remarketing Agent of such removal; provided that if (i) the resigning or removed Remarketing Agent is at the time the sole Remarketing Agent, or (ii) each other Remarketing Agent elects to resign or is removed within one week of delivery of such notice, then neither any such resignation nor any such removal will be effective until a successor remarketing agent which is a nationally recognized broker-dealer shall have entered into a remarketing agreement with the fund in which such successor remarketing agent shall have agreed to conduct Remarketings with respect to the Preferred Shares in accordance with the terms and conditions of the Bylaws.

      A Remarketing Agent may also terminate a Remarketing Agreement or may resign by giving notice in writing to the fund, the Securities Depository, the Paying Agent and each other Remarketing Agent, if any, if any of the following events has occurred and has not been cured prior to the proposed date of such termination or resignation (in each case for a period of 30 days after notice thereof has been given to the fund specifying the condition or event): (i) the rating of the Preferred Shares shall have been downgraded or withdrawn by a national rating service, the effect of which, in the opinion of the Remarketing Agents or Remarketing Agent, as the case may be, is to affect materially and adversely the market price of such Preferred Shares or the ability of the Remarketing Agents or Remarketing Agent, as the case may be, to remarket such shares; (ii) all of the Preferred Shares shall have been called for redemption; or (iii) without the prior written consent of the Remarketing Agent or Remarketing Agents, as the case may be, the Agreement and Declaration of Trust, the Bylaws or the Paying Agent

Agreement shall have been amended in any manner that, in the opinion of the Remarketing Agent or Remarketing Agents, as the case may be, materially changes the nature of the Preferred Shares or the remarketing procedures with respect thereto.

      The Remarketing Agent is not obligated to set the Applicable Dividend Rate or Rates on Preferred Shares or to remarket such shares during a Non-Payment Period as provided in the Bylaws or at any time that certain conditions specified in the Remarketing Agreement have not been met or any of the events set forth in clauses (i), (ii) or (iii) of the immediately preceding paragraph has occurred. Performance by the Remarketing Agent will be subject to certain conditions. The Remarketing Agent may not terminate the Remarketing Agreement except in accordance with the procedures set forth in such agreement. See "Remarketing Procedures."

Restrictions on Transfer

      General. The Paying Agent will maintain a record of certain beneficial owners of Preferred Shares, for purposes of determining such owners entitled to participate in Remarketings and for certain other purposes. The Paying Agent will only record transfers of such beneficial ownership, in a Remarketing or otherwise, of which it is notified in accordance with its procedures in effect from time to time.

      Book Entry Only. DTC initially will act as Securities Depository for the Agent Members with respect to Preferred Shares. Except as discussed below, as long as DTC is the Securities Depository, one certificate for the outstanding Preferred Shares will be registered in the name of Cede & Co. ("Cede") as nominee of the Securities Depository, and Cede will be the holder of record of all Preferred Shares. Such certificate will bear a legend to the effect that such certificate is issued subject to the provisions contained in the Bylaws. Unless the fund shall have waived this requirement during a Non-Payment Period, Preferred Shares may be held only in book entry form through the Securities Depository (which, either directly or through a nominee, will be the registered owner of Preferred Shares as described above), and the fund will issue stop-transfer instructions to the Paying Agent for the Preferred Shares to this effect. If the fund shall have waived the foregoing requirement during a Non-Payment Period, a holder of Preferred Shares may obtain a certificate or certificates for such shares. The fund is advised that DTC is a New York-chartered limited purpose trust company, which performs services for its participants (including the Agent Members), some of which (and/or their representatives) own DTC. The fund is advised further that DTC maintains lists of its participants and will maintain as record holder the positions (beneficial ownership interests) held by each Agent Member in the Preferred Shares, whether such Agent Member is a holder for its own account or as a nominee for another holder. The fund shall have no obligation, including without limitation any obligation to provide notice or to make any payment (in respect of any dividend or otherwise) to any person (including without limitation any holder of any beneficial interest in Preferred Shares, whether or not such interest is reflected on the share transfer books of the Paying Agent) other than the holders of record of the Preferred Shares shown on the share transfer books of the Paying Agent from time to time. The share transfer books of the fund as kept by the Paying Agent shall be conclusive as to who is the holder of record of any Preferred Shares at any time and as to the number of Preferred Shares held from time to time by any such holder. No Remarketing Agent, Paying Agent, Securities Depository, or Agent Member will have any obligation to any person having any interest in any Preferred Share other than the holder of record and the beneficial owner thereof as shown from time to time on the share transfer books kept by the Paying Agent. The Paying Agent shall have no obligation to record any transfer of record or beneficial ownership in any share unless and until it shall have received proper notice and evidence of such transfer and the right of the transferee in accordance with the Paying Agent's procedures in effect from time to time.

      The fund intends that any certificate for Preferred Shares will bear a legend to the effect that such certificate is issued subject to certain provisions restricting transfers of such shares.

Secondary Market

      The Remarketing Agent has advised the fund that it currently intends to make a secondary trading market in the Preferred Shares outside of Remarketings. The Remarketing Agent would earn customary brokerage commissions for trades in the secondary market, which would be in addition to the annual remarketing fee paid by the fund. The Remarketing Agent, however, has no obligation to make a secondary market in the Preferred Shares outside of Remarketings, and there can be no assurance that a secondary market for Preferred Shares will exist at any particular time or, if it does exist, that it will provide holders with liquidity of investment. The Preferred Shares will not be registered on any stock exchange or on the National Association of Securities Dealers Automated Quotation System. If the Remarketing Agent purchases Preferred Shares in the secondary market or in a Remarketing, it may be in a position of holding for its own account or as nominee for others Preferred Shares at the time it determines the Applicable Dividend Rate in a Remarketing therefor, and may tender such shares in such Remarketing.

Remarketing Procedures

      Tender by Holders. Each share of Preferred Shares is subject to Tender and Dividend Reset only on the relevant Remarketing Date at the end of each Dividend Period applicable to such share.

      Except during a Non-Payment Period, by 12:00 noon, New York City time, on the Remarketing Date in the Remar-keting at the end of each Dividend Period, the holder of a Preferred Share may elect to tender such share or hold such share for the next Dividend Period. If the holder of such Preferred Share elects to hold such share, such holder shall hold such Preferred Share at the Applicable Dividend Rate for a 28-day Dividend Period or a Special Dividend Period if the succeeding Dividend Period with respect to such share has been designated by the Trustees as a Special Dividend Period, provided that, except during a Non-Payment Period, if (i) there is no Remarketing Agent, (ii) the Remarketing Agent is not required to conduct a Remarketing or (iii) the Remarketing Agent is unable to remarket in the Remarketing on such Remarketing Date all such Preferred Shares tendered (or deemed tendered) to it at a price of $50,000 per share, then the next Dividend Period for all Preferred Shares shall be a 28-day Dividend Period and the Applicable Dividend Rate therefor shall be the applicable Maximum Dividend Rate.

      Preferred Shares may be tendered only in a Remarketing which commences on the Remarking Date immediately prior to the end of the current Dividend Period with respect thereto as described above in "Remarketing -- Remarketing Date."

      When Preferred Shares are tendered in a Remarketing therefor, the Remarketing Agent is required to use its best efforts to remarket such tendered shares on behalf of the holders thereof, but there can be no assurance that the Remarketing Agent will be able to remarket all Preferred Shares tendered. Each holder's right to tender Preferred Shares in a Remarketing therefor is limited to the extent that (i) the Remarketing Agent conducts a Remarketing pursuant to the terms of the Remarketing Agreement, (ii) shares tendered have not been called for redemption, and (iii) the Remarketing Agent is able to find purchasers for tendered Preferred Shares at an Applicable Dividend Rate for a 28-day Dividend Period or a designated Special Dividend Period, as the case may be, not in excess of any applicable Maximum

Dividend Rate. If the Remarketing Agent is unable to find a purchaser or purchasers for all Preferred Shares tendered in a Remarketing therefor, the shares to be sold in such Remarketing will be selected either pro rata or by lot from among all the tendered shares. Each purchase or sale in a Remarketing will be made for settlement on the related Settlement Date.

      There can be no assurance that the Remarketing Agent will be able to remarket all Preferred Shares tendered in a Remarketing therefor. If any Preferred Shares so tendered are not remarketed, a holder thereof may be required to continue to hold some or all of its shares until at least the end of the next Dividend Period therefor or to sell such shares outside a Remarketing.

      Tendered Preferred Shares will also be subject to purchase in a Remarketing therefor by the Remarketing Agent. If the Remarketing Agent holds Preferred Shares for its own account after a Remarketing, it is required to establish an Applicable Dividend Rate in such Remarketing that is no higher than the Applicable Dividend Rate that would have been set if the Remarketing Agent did not hold or had not purchased such shares. The Remarketing Agent may purchase Preferred Shares for its own account in a Remarketing only if the Remarketing Agent purchases for its own account or the account of others all tendered (or deemed tendered) Preferred Shares subject to Tender and Dividend Reset but not sold to other purchasers in such Remarketing. The Remarketing Agent is not obligated to purchase any Preferred Shares that would otherwise remain unsold in a Remarketing. If the Remarketing Agent holds any Preferred Shares immediately prior to a Remarketing and if all other Preferred Shares subject to Tender and Dividend Reset and tendered for sale by other owners have been sold in such Remarketing, then the Remarketing Agent may sell in such Remarketing such number of its shares which are subject to Tender and Dividend Reset as there are outstanding orders to purchase that have not been filled by shares tendered for sale on behalf of accounts other than that of the Remarketing Agent. See "Secondary Market" above. Neither the fund, nor the Paying Agent or the Remarketing Agent will be obligated in any case to provide funds to make payment to any holder upon such holder's tender of its Preferred Shares in any Remarketing. If the Remarketing Agent purchases Preferred Shares in the secondary market or in a Remarketing, it may be in the position of holding for its own account or as nominee for others Preferred Shares subject to Tender and Dividend Reset in a Remarketing at the time it determines the Applicable Dividend Rate in such Remarketing and may tender such shares in such Remarketing.

      Applicable Dividend Rates. By 3:00 p.m. New York City time, on each Remarketing Date, the Remarketing Agent will determine the Applicable Dividend Rate to the nearest one-thousandth (0.001) of one percent per annum for the next 28-day Dividend Period (or, if designated, a Special Dividend Period, provided that, if the Remarketing Agent is unable to remarket on such Remarketing Date all such tendered shares in a Remarketing at a price of $50,000 per share, then the Remarketing Agent will assign no shares to any Special Dividend Period).

      The Applicable Dividend Rate for each such Dividend Period, except as otherwise described herein, will be the dividend rate per annum that the Remarketing Agent determines to be the lowest rate that will enable it to remarket on behalf of the holders thereof the Preferred Shares subject to Tender and Dividend Reset in such Remarketing and tendered to it on such Remarketing Date at a price of $50,000 per share. The Applicable Dividend Rate for Preferred Shares will be determined as aforesaid by the Remarketing Agent in its sole discretion and will be conclusive and binding on the fund and all holders of Preferred Shares. In determining such Applicable Dividend Rate, the Remarketing Agent will, after taking into account market conditions as reflected in the prevailing dividend yields on fixed and variable rate taxable and tax-exempt debt securities and the prevailing dividend yields of fixed and variable rate preferred stocks determined for the purpose of providing non-binding indications of the Applicable Dividend Rates to holders and potential purchasers of Preferred Shares, (i) consider the number of Preferred Shares tendered in the applicable Remarketing and the number of Preferred Shares prospective purchasers are willing to purchase and (ii) contact by telephone or otherwise current and prospective holders of the Preferred Shares subject to Tender and Dividend Reset to ascertain the dividend rates at which they would be willing to hold such shares. If no Applicable Dividend Rate shall have been established on a Remarketing Date for the next 28-day Dividend Period, or Special Dividend Period, if any, for any reason (other than because there is no Remarketing Agent, the Remarketing Agent is not required to conduct a Remarketing pursuant to the terms of the Remarketing Agreement or the Remarketing Agent is unable to remarket on the Remarketing Date all Preferred Shares tendered (or deemed tendered) to it at a price of $50,000 per share), then the Remarketing Agent, in its sole discretion, shall, except during a Non-Payment Period, after taking into account market conditions as reflected in the prevailing yields on fixed and variable rate taxable and tax-exempt debt securities and the prevailing dividend yields of fixed and variable rate preferred stock, determine the Applicable Dividend Rate that would be the rate per annum that would be the initial dividend rate fixed in an offering on such Remarketing Date, assuming in each case a comparable dividend period, issuer and security. If a Remarketing for Preferred Shares does not take place because there is no Remarketing Agent, the Remarketing Agent is not required to conduct a Remarketing or the Remarketing Agent is unable to remarket in the Remarketing all such Preferred Shares tendered (or deemed tendered) to it at a price of $50,000 per share, then, except during a Non-Payment Period, the Applicable Dividend Rate for the subsequent Dividend Period for such shares will be the applicable Maximum Dividend Rate for a 28-day Dividend Period and such subsequent Dividend Period shall be a 28-day Dividend Period.

      Except during a Non-Payment Period, the Applicable Dividend Rate for any Dividend Period for Preferred Shares will not be more than the Maximum Dividend Rate applicable to such shares.

      The Maximum Dividend Rate for Preferred Shares will be the "Applicable Percentage" (as described below) of the Reference Rate. The Remarketing Agent will round each Maximum Dividend Rate to the nearest one-thousandth (0.001) of one percent per annum, with any such number ending in five ten-thousandths (0.0005) of one percent being rounded upwards to the nearest one-thousandth (0.001) of one percent. The Remarketing Agent will not round the applicable Reference Rate as part of its calculation of any Maximum Dividend Rate.

      "Reference Rate" means (i) with respect to a Dividend Period having 28 or fewer days, the higher of the applicable "AA" Composite Commercial Paper Rate and the Taxable Equivalent of the Short-Term Municipal Bond Rate, (ii) with respect to any Short Term Dividend Period having more than 28 but fewer than 183 days, the applicable "AA" Composite Commercial Paper Rate, (iii) with respect to any Short Term Dividend Period having 183 or more but fewer than 365 days, the U.S. Treasury Bill Rate, and (iv) with respect to any Long Term Dividend Period, the applicable U.S. Treasury Note Rate.


      "'AA' Composite Commercial Paper Rate," on any date of determination, means (i) the Interest Equivalent of the rate on commercial paper placed on behalf of issuers whose corporate bonds are rated "AA" by S&P or "aa" by Moody's or the equivalent of such rating by another nationally recognized rating agency, as such rate is made available on a discount basis or otherwise by the Federal Reserve Bank of New York for the Business Day immediately preceding such date, or (ii) in the event that the Federal Reserve Bank of New York does not make available such a rate, then the arithmetic average of the Interest Equivalent of the rate on commercial paper placed on behalf of such issuers, as quoted on a discount basis or otherwise by the Commercial Paper Dealers to the Remarketing Agent for the close of business on the Business Day immediately preceding such date. If one of the Commercial Paper Dealers does not quote a rate required to determine the "AA" Composite Commercial Paper Rate, the "AA" Composite Commercial Paper Rate will be determined on the basis of the quotation or quotations furnished by any Substitute Commercial Paper Dealer or Substitute Commercial Paper Dealers selected by the fund to provide such rate or rates not being supplied by the Commercial Paper Dealer. If the number of Dividend Period days (in each case determined without regard to any adjustment in the length of a Dividend Period or the remarketing schedule in respect of non-Business Days) shall be (i) 7 or more days but fewer than 49 days, such rate shall be the Interest Equivalent of the 30-day rate on such commercial paper, (ii) 49 or more days but fewer than 70 days, such rate shall be the Interest Equivalent of the 60-day rate on such commercial paper, (iii) 70 or more days but fewer than 85 days, such rate shall be the arithmetic average of the Interest Equivalent of the 60-day and 90-day rates on such commercial paper, (iv) 85 or more days but fewer than 99 days, such rate shall be the Interest Equivalent of the 90-day rate on such commercial paper, (v) 99 or more days but fewer than 120 days, such rate shall be the arithmetic average of the Interest Equivalent of the 90-day and 120-day rates on such commercial paper,
(vi) 120 or more days but fewer than 141 days, such rate shall be the Interest Equivalent of the 120-day rate on such commercial paper,

(vii) 141 or more days but fewer than 162 days, such rate shall be the arithmetic average of the Interest Equivalent of the 120-day and 180-day rates on such commercial paper, and (viii) 162 or more days but fewer than 183 days, such rate shall be the Interest Equivalent of the 180-day rate on such commercial paper.

      "Taxable Equivalent of the Short-Term Municipal Bond Rate" on any date means 90% of the quotient of (A) the per annum rate expressed on an Interest Equivalent basis equal to the Kenny S&P 30-day High Grade Index or any comparable index based upon 30-day yield evaluations at par of bonds the interest on which is excludable for regular federal income tax purposes under the Code of "high grade" component issuers selected by Kenny Information Systems Inc. or any successor thereto from time to time selected by the fund in its discretion, which component issuers shall include, without limitation, issuers of general obligation bonds but shall exclude any bonds the interest on which constitutes an item of tax preference under Section 57(a)(5) of the Code, or successor provisions, for purposes of the "alternative minimum tax" (as defined in the Code) (the "Kenny Index"), made available for the Business Day immediately preceding such date but in any event not later than 8:30 a.m., New York City time, on such date by Kenny Information Systems Inc. or any successor thereto, divided by (B) 1.00 minus the Marginal Tax Rate (expressed as a decimal); provided, however, that if the Kenny Index is not made so available by 8:30 a.m., New York City time, on such date by Kenny Information Systems Inc. or any successor, the Taxable Equivalent of the Short-Term Municipal Bond Rate shall mean the quotient of (A) the per annum rate expressed on an Interest Equivalent basis equal to the most recent Kenny Index so made available divided by (B) 1.00 minus the Marginal Tax Rate (expressed as a decimal).

      "U.S. Treasury Bill Rate" on any date means (i) the Interest Equivalent of the rate on the actively traded Treasury Bill with a maturity most nearly comparable to the length of the related Dividend Period, as such rate is made available on a discount basis or otherwise on the Business Day immediately preceding such date by the Federal Reserve Bank of New York in its Composite 3:30 p.m. Quotations for U.S. Government Securities report for such Business Day, or (ii) if such yield as so calculated is not available, the Alternate Treasury Bill Rate on such date. "Alternate Treasury Bill Rate" on any date means the Interest Equivalent of the yield as calculated by reference to the arithmetic average of the bid price quotations of the actively traded Treasury Bill with a maturity most nearly comparable to the length of the related Dividend Period, as determined by bid price quotations as of any time on the Business Day immediately preceding such date, obtained from at least three recognized primary U.S. Government securities dealers selected by the Remarketing Agent.

      "U.S. Treasury Note Rate" on any date means (i) the yield as calculated by reference to the bid price quotation of the actively traded, current coupon Treasury Note with a maturity most nearly comparable to the length of the related Dividend Period, as such bid price quotation is published on the Business Day immediately preceding such date by the Federal Reserve Bank of New York in its Composite 3:30 p.m. Quotations for U.S. Government Securities report for such Business Day, or (ii) if such yield as so calculated is not available, the Alternate Treasury Note Rate on such date. "Alternate Treasury Note Rate" on any date means the yield as calculated by reference to the arithmetic average of the bid price quotations of the actively traded, current coupon Treasury Note with a maturity most nearly comparable to the length of the related Dividend Period, as determined by the bid price quotations as of any time on the Business Day immediately preceding such date, obtained from at least three recognized primary U.S. Government securities dealers selected by the Remarketing Agent.

      The Maximum Dividend Rate for Preferred Shares will depend on the credit rating or ratings assigned to such shares. The Applicable Percentage for the Preferred Shares on each Remarketing Date will be determined based on the lower of the credit rating or ratings assigned on such date to the Preferred Shares by Moody's and S&P (or if Moody's or S&P or both shall not make such rating available, the equivalent of either or both of such ratings by a Substitute Rating Agency or two Substitute Rating Agencies or, in the event that only one such rating shall be available, such rating), as discussed in "Dividends and Dividend Periods -- Special Dividends."

      Allocation of Shares; Failure to Remarket at $50,000 Per Share. If, in a Remarketing of the Preferred Shares, the Remarketing Agent is unable to remarket by 3:00 p.m., New York City time, on the Remarketing Date all Preferred Shares tendered to it in such Remarketing (which are subject to Tender and Dividend Reset in such Remarketing) at a price of $50,000 per share,
(i) each holder that tendered shares for sale will sell a number of Preferred Shares on a pro rata basis, to the extent practicable, or by lot, as determined by the Remarketing Agent in its sole discretion, based on the number of orders to purchase Preferred Shares in such Remarketing, and (ii) the next Dividend Period for Preferred Shares will be a 28-day Dividend Period and the Applicable Dividend Rate for such Dividend Period will be the Maximum Dividend Rate for a 28-day Dividend Period.

      If the allocation procedures described above would result in the sale of a fraction of a Preferred Share, the Remarketing Agent will, in its sole discretion, round up or down the number of Preferred Shares sold by each holder on the applicable Remarketing Date so that each share sold by each holder shall be a whole Preferred Share, and the total number of shares sold equals the total number of shares purchased on such Remarketing Date.

      Notification of Results; Settlement. By telephone at approximately 3:30 p.m., New York City time, on each Remarketing Date with respect to Preferred Shares, the Remarketing Agent will advise each holder of tendered Preferred Shares and each purchaser thereof (or the Agent Member thereof who in turn will advise such holder or purchaser) (i) of the number of shares such holder or purchaser is to sell or purchase and (ii) to give instructions to its Agent Member to deliver such shares against payment therefor or to pay the purchase price against delivery as appropriate. The Remarketing Agent will also advise each holder or purchaser that is to continue to hold, or to purchase, shares with a Dividend Period beginning on the Business Day following such Remarketing Date of the Applicable Dividend Rate.

      The transactions described above will be executed on the Settlement Date through the Securities Depository in accordance with the Securities Depository's procedures, and the accounts of the respective Agent Members of the Securities Depository will be debited and credited and shares delivered by book entry as necessary to effect the purchases and sales of Preferred Shares, in each case as determined in the related Remarketing. Purchasers of Preferred Shares will make payment through their Agent Members in same-day funds to the Securities Depository against delivery by book entry of Preferred Shares through their Agent members. The Securities Depository will make payment in accordance with its procedures, which currently provide for payment in same-day funds. If the certificates for Preferred Shares are not held by the Securities Depository or its nominee, payment with respect to such shares will be made in same-day funds to the Paying Agent against delivery of such certificates.

      If any holder selling Preferred Shares in a Remarketing fails to deliver such shares, the Agent Member of such selling holder and of any other person that was to have purchased Preferred Shares in such Remarketing may deliver to any such other person a number of whole Preferred Shares that is less than the number of shares that otherwise was to be purchased by such person. In such event, the number of Preferred Shares to be so delivered will be determined by such Agent Member. Delivery of such lesser number of Preferred Shares will constitute good delivery.

      As long as the Securities Depository or Cede or any other nominee therefor holds the certificate or certificates representing the Preferred Shares, no share certificates will need to be delivered by any selling holder to reflect any transfer of Preferred Shares effected in a Remarketing.

      The Remarketing Agent may, in its sole discretion, modify the settlement procedures set forth above with respect to any Remarketing of Preferred Shares so long as any such modification does not adversely affect any holders of such shares.

Redemption

      Optional Redemption. The fund may at its option after giving the requisite Notice of Redemption, redeem Preferred Shares, in whole or in part, on the next succeeding scheduled Dividend Payment Date applicable to those Preferred Shares called for redemption, out of funds legally available therefor, at a redemption price (the "Optional Redemption Price") of $50,000 per share plus an amount equal to dividends thereon accumulated but unpaid to the date fixed for redemption plus the premium, if any, resulting from the designation of a Premium Call Period; provided that no Preferred Share may be redeemed at the option of the fund during (A) the Initial Dividend Period with respect to such share or (B) a Non-Call Period to which such share is subject; provided further that optional redemptions pursuant to this paragraph shall not cause the fund to fail to maintain the Preferred Shares Basic Maintenance Amount or the 1940 Act Preferred Shares Asset Coverage. In addition, holders of Preferred Shares may be entitled to receive Additional Dividends in the event of the redemption of such Preferred Shares to the extent provided above under "Dividends and Dividend Periods -- Additional Dividends." For so long as S&P rates the Preferred Shares, the fund may not give a Notice of Redemption relating to an optional redemption as described in this paragraph unless, at the time of giving such Notice of Redemption, the fund has available "Deposit Securities" with maturity or tender dates not later than the day preceding the applicable redemption date and having a Discounted Value not less than the amount due by reason of the redemption of Preferred Shares on such redemption date.

      Mandatory Redemption. The fund will be required to redeem, at a redemption price (the "Mandatory Redemption Price") equal to $50,000 per share plus an amount equal to accumulated but unpaid dividends (whether or not earned or declared) to the date fixed by the Trustees for redemption, certain of the Preferred Shares to the extent permitted under the 1940 Act and Massachusetts law, if the fund fails to maintain the Preferred Shares Basic Maintenance Amount or the 1940 Act Preferred Shares Asset Coverage and such failure is not cured on or before the Preferred Shares Basic Maintenance Cure Date or the 1940 Act Cure Date (herein referred to as a "Cure Date"), as the case may be. In addition, holders of Preferred Shares may be entitled to receive Additional Dividends in the event of the redemption of such Preferred Shares to the extent provided above under "Dividends and Dividend Periods -- Additional Dividends." The number of Preferred Shares to be redeemed will be equal to the lesser of
(a) the minimum number of Preferred Shares the redemption of which, if deemed to have occurred immediately prior to the opening of business on such Cure Date, would, together with all other shares of beneficial interest of the fund having preference rights subject to redemption or retirement, result in the satisfaction of the Preferred Shares Basic Maintenance Amount or the 1940 Act Preferred Shares Asset Coverage, as the case may be, on such Cure Date (provided that, if there is no such minimum number of shares the redemption of which would have such result, all Preferred Shares then outstanding will be redeemed), and (b) the maximum number of Preferred Shares, together with all other shares of beneficial interest of the fund having preference rights subject to redemption and retirement, that can be redeemed out of funds expected to be legally available therefor.

      The fund is required to effect such a Mandatory Redemption not later than 35 days after such Cure Date, except that if the fund does not have funds legally available for the redemption of all of the required number of Preferred Shares which are subject to Mandatory Redemption or the fund otherwise is unable to effect such redemption on or prior to 35 days after such Cure Date, the fund will redeem those Preferred Shares which it was unable to redeem on the earliest practicable date on which it is able to effect such redemption.

      Any Preferred Share will be subject to Mandatory Redemption regardless of whether such share is subject to a Non-Call Period, provided that Preferred Shares subject to a Non-Call Period will only be subject to redemption to the extent that other Preferred Shares (not subject to a Non-Call Period) are not available to satisfy the number of shares required to be redeemed. In such event, such shares subject to a Non-Call Period will be selected for redemption in an ascending order of outstanding Non-Call Period (with shares with the lowest number of days remaining in the Non-Call Period to be called first) and by lot in the event of shares having equal outstanding Non-Call Periods.

      Allocation. If fewer than all the outstanding Preferred Shares are to be redeemed, the number of Preferred Shares to be so redeemed will be a whole number of shares and will be determined by the Trustees (subject to the provisions described above under "Redemption"), provided that (i) no such Preferred Share will be subject to optional redemption on any Dividend Payment Date during a Non-Call Period to which it is subject and (ii) Preferred Shares subject to a Non-Call Period will be subject to Mandatory Redemption only on the basis described above under "Redemption." Unless certificates representing Preferred Shares are held by persons other than the Securities Depository or its nominee, the Securities Depository, upon receipt of such Notice of Redemption, will determine by lot (or otherwise in accordance with procedures in effect at that time) the number of Preferred Shares to be redeemed from the account of each Agent Member (which may include an Agent Member, including the Remarketing Agent, holding shares for its own account) and notify the Paying Agent of such determination. The Paying Agent, upon receipt of such notice, will in turn determine by lot the number of shares to be redeemed from the accounts of the holders of the shares whose Agent Members have been selected by the Securities Depository. In doing so, the Paying Agent may determine that shares will be redeemed from the accounts of some holders, which may include the Remarketing Agent, without shares being redeemed from the accounts of other holders. Notwithstanding the foregoing, if any certificates for Preferred Shares are not held by the Securities Depository or its nominee, the Preferred Shares to be redeemed will be selected by the Paying Agent by lot.

      Notice of Redemption. Any Notice of Redemption with respect to Preferred Shares will be given by the fund via telephone to the Paying Agent, the Securities Depository (and any other registered holder of such shares) and the Remarketing Agent not later than 1:00 p.m., New York City time (and later confirmed in writing), on a day not less than 20 nor more than 30 days, or such shorter period as may be provided for under applicable law, prior to the earliest date upon which any such redemption may occur and, in the case of a Mandatory Redemption, not less than 20 nor more than 30 days prior to the redemption date established by the Trustees and specified in such notice. In the case of a partial redemption, the Paying Agent will use its reasonable efforts to provide telephonic notice to each beneficial holder (as shown on the records of such ownership maintained by it) of Preferred Shares called for redemption not later than the close of business on the Business Day on which the Paying Agent determines the shares to be redeemed (as described above) (or, during a Non-Payment Period with respect to such shares, not later than the close of business on the Business Day immediately following the day on which the Paying Agent receives Notice of Redemption from the fund). Such telephonic notice will be confirmed promptly in writing to each such beneficial holder of Preferred Shares called for redemption, the Remarketing Agent and the Securities Depository not later than the close of business on the Business Day immediately following the day on which the Paying Agent determines the shares to be redeemed. In the case of a redemption in whole, the Paying Agent will use its reasonable efforts to provide telephonic notice to each holder of Preferred Shares called for redemption not later than the close of business on the Business Day immediately following the day on which the Paying Agent receives a Notice of Redemption from the fund. Such telephonic notice will be confirmed promptly in writing to each holder of Preferred Shares called for redemption, the Remarketing Agent and the Securities Depository not later than the close of business on the second Business Day following the day on which the Paying Agent receives notice of redemption.

      Every Notice of Redemption and other redemption notice with respect to the Preferred Shares will state: (a) the redemp-tion date, (b) the number of Preferred Shares to be redeemed, (c) the redemption price, (d) that dividends on the Preferred Shares to be redeemed will cease to accumulate as of such redemption date and (e) the provision of the Agreement and Declaration of Trust or the Bylaws pursuant to which such shares are being redeemed. No defect in the Notice of Redemption or other redemption notice or in the transmittal or the mailing thereof will affect the validity of the redemption proceedings, except as required by applicable law. The Paying Agent will use its reasonable efforts to cause the publication of a redemption notice in an Authorized Newspaper within two Business Days of the date of the Notice of Redemption, but failure so to publish such notification will not affect the validity or effectiveness of any such redemption proceedings.

      Other Redemption Procedures. To the extent that any redemption for which Notice of Redemption has been given is not made by reason of the absence of legally available funds therefor, such redemption will be made as soon as practicable to the extent such funds become available. Failure to redeem Preferred Shares will be deemed to exist at any time after the date specified for redemption in a Notice of Redemption when the fund shall have failed, for any reason whatsoever, to deposit with the Paying Agent funds with respect to any shares for which such Notice of Redemption has been given.

      Upon the deposit of funds sufficient to redeem Preferred Shares with the Paying Agent and the giving of Notice of Redemption, all rights of the holders of the shares so called for redemption will cease and terminate, except the right of the holders thereof to receive the Optional Redemption Price or Mandatory Redemption Price, as the case may be, but without any interest or other additional amount (except for Additional Dividends described above under "Dividends and Dividend Periods -- Additional Dividends"), and such shares will no longer be deemed outstanding for any purpose. The fund will be entitled to receive from the Paying Agent, promptly after the date fixed for redemption, any cash deposited with the Paying Agent in excess of (i) the aggregate redemption price of the Preferred Shares called for redemption on such date and (ii) all other amounts to which holders of Preferred Shares called for redemption may be entitled. The fund will be entitled to receive, from time to time after the date fixed for redemption, any interest on the funds so deposited. Any funds that are unclaimed at the end of 90 days from such redemption date will, to the extent permitted by law, be repaid to the fund, after which time the holders of Preferred Shares so called for redemption will look only to the fund for payment of the redemption price and all other amounts to which they may be entitled. If any such unclaimed funds are repaid to the fund, the fund shall invest such unclaimed funds in Deposit Securities with a maturity of no more than one Business Day.

      Except as described above with respect to redemptions, nothing contained in the Bylaws limits any legal right of the fund or any affiliate of the fund to purchase or otherwise acquire any Preferred Shares at any price.

      The fund has the right in certain circumstances to arrange for others to purchase from the holders thereof Preferred Shares which are to be redeemed as described above.

      The Remarketing Agent may, in its sole discretion, modify the procedures concerning notification of redemption described above with respect to Preferred Shares so long as any such modification does not adversely affect the holders of the Preferred Shares or materially alter the obligation of the Paying Agent without obtaining its consent and so long as the fund receives written confirmation from S&P that any such modifications would not impair the ratings then assigned by S&P to the Preferred Shares.

Liquidation/Bankruptcy

      Upon a liquidation, dissolution or winding up of the affairs of the fund, whether voluntary or involuntary, the holders of Preferred Shares then outstanding will be entitled, whether from capital or surplus, before any assets of the fund will be distributed among or paid over to the holders of the common shares or any other class or series of shares of the fund ranking junior to the Preferred Shares as to liquidation payments, to be paid an amount equal to the liquidation preference with respect to such shares. The liquidation preference for the Preferred Shares is $50,000 per share plus an amount equal to all dividends thereon (whether or not earned or declared) accumulated but unpaid to but excluding the date of final distribution in same-day funds. After any such payment, the holders of Preferred Shares will not be entitled to any further participation in any distribution of assets of the fund, except to the extent that they may be entitled to Additional Dividends to the extent provided above in "Dividends and Dividend Periods -- Additional Dividends." If, upon any such liquidation, dissolution or winding up of the fund, the assets of the fund shall be insufficient to make such full payment to the holders of Preferred Shares and to the holders of any shares of beneficial interest of the fund having preference rights ranking as to liquidation, dissolution or winding up on a parity with the Preferred Shares, then such assets will be distributed among the holders of Preferred Shares and such parity holders ratably in accordance with the respective amounts which would be payable on such Preferred Shares and any other such preferred shares if all amounts thereof were paid in full.

      Neither the consolidation nor the merger of the fund with or into any entity or entities nor a reorganization of the fund alone nor the sale, lease or transfer by the fund of all or substantially all of its assets shall be deemed to be a dissolution or liquidation of the fund.

      The fund has no intention to file a voluntary petition in bankruptcy so long as the value of its assets is, and is reasonably foreseen as being, greater than its liabilities.

Voting Rights

      Except as indicated herein or except as expressly required by applicable law or expressly set forth in the Agreement and Declaration of Trust or Bylaws, each holder of Preferred Shares and, each holder of common shares shall be entitled to one vote for each share held on each matter submitted to a vote of shareholders of the Trust, and the holders of outstanding Preferred Shares and of common shares shall vote together as a single class.

      Holders of Preferred Shares, voting as a class, will be entitled to elect two of the fund's Trustees and the remaining Trustees will be elected by holders of the common shares and the Preferred Shares voting together as a single class. If at any time dividends on the fund's Preferred Shares shall be unpaid in an amount equal to two full years' dividends thereon or if at any time holders of any preferred shares of the fund other than the Preferred Shares are entitled to elect a majority of the Trustees of the fund, then the number of Trustees shall automatically be increased by the smallest number that, when added to the two Trustees elected exclusively by the holders of Preferred Shares as described above, would constitute a majority of the Trustees as so increased and at a special meeting of shareholders which will be called and held as soon as practicable, and at all subsequent meetings at which Trustees are to be elected, the holders of Preferred Shares, voting as a separate class, will be entitled to elect the smallest number of additional Trustees that, together with the two Trustees which such holders will be in any event entitled to elect, constitutes a majority of the total number of Trustees of the fund as so increased. The terms of office of the persons who are Trustees at the time of that election will continue. If the fund thereafter shall pay, or declare and set apart for payment, in full all dividends payable on all outstanding Preferred Shares for all past Dividend Periods, the voting rights stated in the preceding sentence shall cease (subject always to revesting in the event of the further occurrence of the circumstances described above), and the terms of office of all the additional Trustees elected by the holders of Preferred Shares (but not of the Trustees with respect to whose election the holders of common shares were entitled to vote or the two Trustees the holders of Preferred Shares have the right to elect in any event) will terminate automatically.

      The affirmative vote of the holders of a majority of the outstanding Preferred Shares, voting separately as a class, would be required to amend, alter or repeal any of the preferences, rights or powers of the Preferred Shares so as to affect materially and adversely such preferences, rights or powers, or increase or decrease the number of Preferred Shares authorized to be issued. Unless a higher percentage is provided for, the affirmative vote of the holders of a majority of the outstanding Preferred Shares, voting as a class, will be required to approve any plan of reorganization adversely affecting such shares or any action requiring a vote of security holders under Section 18(a) of the 1940 Act including, among other things, changes in the investment restrictions described in the Prospectus/Proxy Statement under "Investment Restrictions."

      The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Preferred Shares shall have been redeemed or shall no longer be deemed to be outstanding.

Holders of Record; Holders of Beneficial Interest

      The fund shall have no obligation, including without limitation any obligation to provide notice or to make any payment (in respect of any dividend or otherwise), to any person (including without limitation any holder of any beneficial interest in Preferred Shares, whether or not such interest is reflected on the share transfer books of the Paying Agent) other than the holders of record of the Preferred Shares shown on the share records of the Paying Agent from time to time. The record books of the fund as kept by the Paying Agent shall be conclusive as to who is the holder of record of any Preferred Share at any time and as to the number of Preferred Shares held from time to time by any such holder. No Remarketing Agent, Paying Agent, Securities Depository, or Agent Member will have any obligation to any person having any interest in any Preferred Shares other than the holder of record and the beneficial owner thereof as shown from time to time on the share transfer books kept by the Paying Agent. The Paying Agent shall have no obligation to record any transfer of record or beneficial ownership in any share unless and until it shall have received proper notice and evidence of such transfer and the right of the transferee in accordance with the Paying Agent's procedures in effect from time to time.

Special Considerations Relating to Preferred Shares

      The 1940 Act Preferred Shares Asset Coverage requirement and the rating agency asset maintenance guidelines require that the fund maintain certain asset levels with respect to the Preferred Shares. See "Asset Maintenance." In the event that the fund's assets fall below these levels, the fund may be required to redeem some or all of the then outstanding Preferred Shares. See "Redemption."

      The credit rating of the Preferred Shares could be reduced while an investor holds the Preferred Shares. A decrease in the rating of the Preferred Shares may reflect a reduction in the fund's ability to pay dividends and/or the redemption price and liquidation value in respect of the Preferred Shares in accordance with the terms of the Preferred Shares.

      The actual Applicable Dividend Rate for any dividend period after the Initial Dividend Period for Preferred Shares may be greater than or less than the rate indicated in the non-binding indications of the Applicable Dividend Rate furnished to holders of Preferred Shares (but, except during a Non-Payment Period, not greater than the applicable Maximum Dividend Rate) and will not be determined until after a holder is required to elect to hold or tender its Preferred Shares.

      There can be no assurance that the Remarketing Agent will be able to remarket all Preferred Shares tendered in a Remarketing. If any Preferred Shares tendered in a Remarketing are not remarketed, a holder thereof may be required to hold some or all of its shares at least until the end of the next Dividend Period therefor (or longer if Remarketings continue to fail) or to sell its shares outside a Remarketing. In such case, the remarketing procedures may require an allocation of Preferred Shares on a pro rata basis, to the extent practicable, or by lot, as determined by the Remarketing Agent in its sole discretion, which may result in a holder's selling a number of Preferred Shares that is less than the number of Preferred Shares specified in such holder's tender order. Thus, under certain circumstances, Preferred Shares may be illiquid investments. See "Remarketing."

      Neither the Remarketing Agent nor the fund is obligated to purchase Preferred Shares in a Remarketing or otherwise, nor is the fund required to redeem Preferred Shares in the event of failed Remarketings.

      The Remarketing Agent has advised the fund that it currently intends to maintain a secondary trading market in the Preferred Shares outside of Remarketings, however, it has no obligation to do so, and there can be no assurance that a secondary market for the Preferred Shares will develop or, if it does develop, that it will provide liquidity of investment. The Preferred Shares will not be registered on any stock exchange or on the National Association of Securities Dealers Automated Quotation system.

Rating Agency Guidelines

      The composition of the fund's portfolio will reflect guidelines established by Moody's and S&P in connection with the fund's receipt of a rating for such shares on their date of original issue of at least "aaa" by Moody's and AAA by S&P. Moody's and S&P, nationally recognized statistical rating organizations, issue ratings for various securities reflecting the perceived creditworthiness of such securities. The guidelines described under "Asset Maintenance" and in Exhibit B-2 have been developed by Moody's and S&P in connection with issuances of asset-backed and similar securities, including debt obligations and variable rate preferred stocks, generally on a case-by-case basis through discussions with the issuers of these securities. The guidelines are generally designed to ensure that assets underlying outstanding debt or preferred stock will be sufficiently varied and will be of sufficient quality and amount to justify investment-grade ratings. The guidelines do not have the force of law but have been adopted by the fund in order to satisfy current requirements necessary for Moody's and S&P to issue the above-described ratings for Preferred Shares, which ratings are generally relied upon by institutional investors in purchasing such securities. The guidelines include a set of tests for portfolio composition and asset coverage that supplement (and in some cases are more restrictive than) the applicable requirements under the 1940 Act.

Asset Maintenance

      The fund will be required to satisfy a number of asset maintenance requirements under the terms of the Bylaws. These requirements are summarized below.

      1940 Act Preferred Shares Asset Coverage. The fund will be required under the Bylaws to maintain, as of the last Business Day of each month in which any Preferred Shares are outstanding, asset coverage of at least 200% with respect to outstanding senior securities which are stock, including the Preferred Shares (or such other asset coverage as may in the future be specified in or under the 1940 Act as the minimum asset coverage for senior securities which are shares of a closed-end investment company as a condition of paying dividends on its common shares) ("1940 Act Preferred Shares Asset Coverage"). If the fund fails to maintain 1940 Act Preferred Shares Asset Coverage and such failure is not cured as of the last Business Day of the month following the date of such failure (the "1940 Act Cure Date"), the fund will be required under certain circumstances to redeem certain of the Preferred Shares. See "Redemption."


      Based on the composition of the fund's portfolio at December 31, 2000, 1940 Act Preferred Shares Asset Coverage with respect to the Preferred Shares, following the issuance of all Preferred Merger Shares and after giving effect to the deduction of the merger costs, estimated at $526,000, would be computed as follows:

   Value of fund assets less
 liabilities not constituting
         senior securities       =     $298,869,094      = 409%
     ____________________                  ________
         Senior securities             $ 73,081,605
  representing indebtedness
     plus liquidation value
    of the Preferred Shares

      Preferred Shares Basic Maintenance Amount. In connection with their respective ratings of the Preferred Shares, Moody's and S&P have each established asset coverage guidelines which are incorporated into the Bylaws to ensure the payment of the liquidation preference and the fund's other obligations in respect of its outstanding Preferred Shares. These guidelines require the fund among other things to maintain investment-grade assets with a value (discounted in accordance with each rating agency's guidelines) equal to the Preferred Shares Basic Maintenance Amount. These guidelines impose restrictions on the securities in which the fund may invest, limit the fund's use of futures, options and forward commitments, and prohibit the use of borrowing for leverage and the fund's entering into short sales, securities lending and reverse repurchase agreements. These requirements are explained in greater detail in Exhibit B-2. If the fund fails to meet such requirements and such failure is not cured, the fund will be required under certain circumstances to redeem some or all of the Preferred Shares. See "Redemption."

      General. The fund may, but is not required to, adopt any modifications to these guidelines that may hereafter be established by Moody's or S&P. Failure to adopt any such modifications, however, may result in a change in the ratings described above or a withdrawal of ratings altogether. In addition, any rating agency providing a rating for the Preferred Shares may, at any time, change or withdraw any such rating. As set forth in the Bylaws, the Trustees may, without shareholder approval, modify certain definitions or restrictions which have been adopted by the fund pursuant to the rating agency guidelines, provided in certain cases the Trustees have obtained written confirmation from Moody's and S&P that any such change would not impair the ratings then assigned by Moody's and S&P to the Preferred Shares.

      As described by Moody's and S&P, a preferred stock rating is an assessment of the capacity and willingness of an issuer to pay preferred stock obligations. The ratings on the Preferred Shares are not recommendations to purchase, hold or sell Preferred Shares, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. Nor do the rating agency guidelines address the likelihood that a holder of Preferred Shares will be able to sell such shares in a Remarketing. The ratings are based on current information furnished to Moody's and S&P by the fund and Putnam Management and information obtained from other sources. The outstanding Preferred Shares are rated AAA by S&P and "aaa" by Moody's. The ratings may be changed, suspended or withdrawn as a result of changes in, or the unavailability of, such information. The fund's common shares have not been rated by a nationally recognized statistical rating organization. It is a condition of the merger that the Preferred Shares to be issued in the merger be rated "aaa" from Moody's and AAA from S&P.

Taxation of Preferred Shares

      The following is a summary of some of the important tax considerations applicable to investments in Preferred Shares of Trust II. See "Information about the Funds -- Taxation" in the Prospectus/Proxy Statement for a discussion of other important tax considerations generally applicable to investments in Trust II.

      If for any reason it is determined after the payment of any dividend that a portion of that dividend was subject to federal income tax, Trust II will not be required to pay any additional amount to compensate for any tax payable on the dividend (other than Additional Dividends payable under the circumstances described in this Appendix B). The federal income tax consequences of Additional Dividends under existing law are uncertain. For example, it is unclear how Additional Dividends will be treated under the rules in Subchapter M of the Code applicable to dividends paid following the close of a taxable year in respect of a prior year's income. Trust II intends to treat such Additional Dividends as paid during such prior taxable year for purposes of the rules governing Trust II's treatment of such dividends, and to treat a holder as receiving a dividend distribution in the amount of any Additional Dividend only as and when such Additional Dividend is paid. Trust II will generally designate Additional Dividends as exempt-interest dividends to the extent it determines such designation is consistent with the allocation principles, as described in "Advance Notice of Allocation of Taxable Income; Inclusion of Taxable Income in Dividend."

However, the IRS may assert that all or part of an Additional Dividend is a taxable dividend either in the taxable year in which the dividend or dividends to which the Additional Dividend relates was paid or in the taxable year in which the Additional Dividend is paid. Trust II will not be required to pay any additional amount if it is determined that its treatment of Additional Dividends was improper.

      Existing authorities, including the revenue ruling previously discussed (see "Advance Notice of Allocation of Taxable Income; Inclusion of Taxable Income in Dividend"), do not specifically address whether dividends (including possible Additional Dividends) that are paid following the close of a taxable year, but that are treated for tax purposes as derived from the income of such prior taxable year, are treated as dividends "paid" during such prior taxable year for purposes of determining each class's proportionate share of a particular type of income. Trust II currently intends to treat such dividends as having been "paid" in the prior taxable year for purposes of determining each class's proportionate share of a particular type of income with respect to such prior taxable year. Existing authorities also do not specifically address the allocation of taxable income among the dividends paid to holders of a class of shares during or with respect to a taxable year. It is possible that the IRS could disagree with the fund's position concerning the treatment of dividends paid after the close of a taxable year or with the fund's method of allocation, in which case the IRS could attempt to recharacterize a portion of the dividends paid to the holders of preferred shares and designated by the fund as Exempt-Interest Dividends as consisting instead of capital gains or other taxable income. If the IRS were to prevail with respect to any such attempted recharacterization, holders of preferred shares could be subject to tax on amounts so recharacterized and the fund could be subject to federal income and excise tax. In such event, no additional amounts (including Additional Dividends) would be paid by Trust II with respect to dividends so recharacterized to compensate for any additional tax owed by holders of preferred shares.

      If, in connection with the selection of a Long-Term Dividend Period, (i) Trust II provides that a Premium Call Period will follow a Non-Call Period,
(ii) based on all the facts and circumstances at the time of the designation of the Long-Term Dividend Period Trust II is more likely than not to redeem the Preferred Shares during the Premium Call Period, and (iii) the premium to be paid upon redemption during the Premium Call Period exceeds a reasonable penalty for early redemption, it is possible that the holders of preferred shares will be required to accrue such premium as a dividend (to the extent of Trust II's earnings and profits) over the term of the Non-Call Period. See "Dividends and Dividend Periods" and "Glossary -- Specific Redemption Provisions."

Glossary

      " 'AA' Composite Commercial Paper Rate" has the meaning specified on page B-36 of this Appendix B.

      "Additional Dividend" has the meaning set forth on page B-15 of this Appendix B.

      "Agent Member" means a designated member of the Securities Depository that will maintain records for a beneficial owner of one or more Preferred Shares.

      "Agreement and Declaration of Trust" means the Agreement and Declaration of Trust of Trust II, as amended from time to time.

      "Alternate Treasury Note Rate" has the meaning set forth on page B-39 of this Appendix B.


      "Applicable Dividend Rate" means the rate of dividend per annum that (i) except for a Dividend Period commencing during a Non-Payment Period will be equal to the lower of the rate of dividend per annum that the Remarketing Agent advises results on the Remarketing Date preceding the first day of such Dividend Period from implementation of the remarketing procedures set forth in the Bylaws and the Maximum Dividend Rate or (ii) for each Dividend Period commencing during a Non-Payment Period will be equal to the Non-Payment Period Rate.
      "Applicable Percentage" has the meaning described on page B-18 of this Appendix B.


      "Authorized Newspaper" means a newspaper of general circulation in the English language generally published on Business Days in The City of New York.

      "Business Day" means a day on which the New York Stock Exchange, Inc. is open for trading, and is not a day on which banks in The City of New York are authorized or obligated by law to close.

      "Bylaws" means the Bylaws of the relevant trust, as amended from time to time.

      "Cede" means Cede & Co., the nominee of DTC in whose name the Preferred Shares initially will be registered.

      "Closing Transaction" means the termination of a futures contract or option position by taking a position opposite thereto.

      "Code" means the Internal Revenue Code of 1986, as amended.

      "Commercial Paper Dealers" means Salomon Smith Barney Inc. and such other dealers as the fund may from time to time appoint or in, lieu of any thereof, their respective affiliates or successors.

      "Commission" means the Securities and Exchange Commission.

      "Cure Date" has the meaning set forth on page B-43 of this Appendix B.

      "Date of Original Issue" means, with respect to Preferred Merger Shares, the date on which the merger is consummated and, with respect to each other Preferred Share, the date on which it was originally issued.

      "Deposit Securities" has the meaning set forth on page B-43 of this Appendix B.

      "Discount Factor" means a Moody's Discount Factor or an S&P Discount Factor, as the case may be.

      "Discounted Value" means (i) with respect to an S&P Eligible Asset, the quotient of the Market Value thereof divided by the applicable S&P Discount Factor and (ii) with respect to a Moody's Eligible Asset, the lower of par and the quotient of the Market Value thereof divided by the applicable Moody's Discount Factor.

      "Dividend Payment Date" has the meaning set forth on page B-8 of this Appendix B.

      "Dividend Period" has the meaning set forth on page B-4 of this Appendix
B.

      "DTC" means The Depository Trust Company.

      "Exempt-Interest Dividend" has the meaning set forth on page B-19 of this Appendix B.

      "Gross-Up Tax Rate" has the meaning set forth on page B-16 of this Appendix B.

      A "holder" of Preferred Shares means, unless the context otherwise requires, a person who is listed in the records of the Paying Agent as the beneficial owner of one or more Preferred Shares.

      "Initial Dividend Payment Date" and "Initial Dividend Payment Dates" have the meanings set forth in the Bylaws of Trust II.

      "Initial Dividend Period" means, with respect to Preferred Merger Shares, the 28-day Dividend Period commencing on the Date of Original Issue thereof.

      "Initial Margin" means the amount of cash or securities deposited with a broker as a margin payment at the time of purchase or sale of a futures contract or an option thereon.

      "Interest Equivalent" means a yield on a 360-day basis of a discount basis security which is equal to the yield on an equivalent interest-bearing security.

      "IRS" means the Internal Revenue Service.

      "Kenny Index" has the meaning set forth on page B-38 of this Appendix B.

      "Long Term Dividend Period" has the meaning set forth on page B-4 of this Appendix B.

      "Mandatory Redemption" has the meaning set forth on page B-43 of this Appendix B.

      "Mandatory Redemption Price" has the meaning set forth on page B-43 of this Appendix B.

      "Marginal Tax Rate" means the maximum marginal regular federal individual income tax rate applicable to ordinary income or the maximum marginal regular federal corporate income tax rate, whichever is greater.

      "Maximum Dividend Rate" has the meaning set forth on page B-17 of this Appendix B.

      "Moody's" means Moody's Investors Service, Inc.

      "Moody's Discount Factor" means, for purposes of determining the Discounted Value of any Municipal Bond which constitutes a Moody's Eligible Asset, the percentage determined by reference to
(a) the rating by Moody's or S&P on such Municipal Bond and (b) the Moody's Exposure Period, in accordance with the table set forth below:

                                Rating Category

Moody's
  Exposure              Aaa(1)       Aa(1)        A(1)       Baa(1)       Other(2)  VMIG-1(1),(3)
  Period                                                                            VP-1+(4)
7 weeks or
  less                  151%        159%        168%         202%           229%    136%
8 weeks or less
  but greater
  than 7 weeks          154         164         173          205            235     137
9 weeks or less
  but greater
  than 8 weeks          158         169         179          209            242     138

(1)      Moody's rating.

(2) Municipal Bonds not rated by Moody's but rated BBB-, BBB or BBB+ by S&P.

(3) Municipal Bonds rated MIG-1, VMIG-1 or P-1 by Moody's, which do not mature or have a demand feature at par exercisable within the Moody's Exposure Period and which do not have a long-term rating. For the purpose of the definition of Moody's Eligible Assets, these securities will have an assumed rating of "A" by Moody's.

(4) Municipal Bonds rated SP-1+ or A-l+ by S&P which do not mature or have a demand feature at par exercisable within the Moody's Exposure Period and which do not have a long-term rating. For the purpose of the definition of Moody's Eligible Assets, these securities will have an assumed rating of "A" by Moody's.

      Notwithstanding the foregoing, (i) no Moody's Discount Factor will be applied to short-term Municipal Bonds, so long as such Municipal Bonds are rated at least MIG-1, VMIG-1 or P-1 by Moody's and mature or have a demand feature at par exercisable within the Moody's Exposure Period, and the Moody's Discount Factor for such Bonds will be 125% if such Bonds are not rated by Moody's but are rated A-1+ or SP-1+ or AA by S&P and mature or have a demand feature at par exercisable within the Moody's Exposure Period, and (ii) no Moody's Discount Factor will be applied to cash or to Receivables for Municipal Bonds Sold. "Receivables for Municipal Bonds Sold," for purposes of calculating Moody's Eligible Assets as of any Valuation Date, means the aggregate of the following: (i) the book value of receivables for Municipal Bonds sold as of or prior to such Valuation Date if such receivables are due within five Business Days of such Valuation Date, and if the trades which generated such receivables are (x) settled through clearing house firms with respect to which the fund has received prior written authorization from Moody's or (y) with counterparties having a Moody's long-term debt rating of at least Baa3; and (ii) the Discounted Value of Municipal Bonds sold (applying the relevant Moody's Discount Factor to such Bonds) as of or prior to such Valuation Date which generated such receivables, if such receivables are due within five Business Days of such Valuation Date but do not comply with either of conditions (x) or
(y) of the preceding clause (i).

      "Moody's Eligible Asset" means cash, Receivables for Municipal Bonds Sold, a short-term Municipal Bond rated VMIG-1, MIG-1 or P-1 by Moody's or SP-1+ or A-1+ by S&P or a Municipal Bond that (i) pays interest in cash; (ii) is publicly rated Baa or higher by Moody's or, if not rated by Moody's but rated by S&P, is rated at least BBB- by S&P (provided that, for purposes of determining the Moody's Discount Factor applicable to any such S&P-rated Municipal Bond, such Municipal Bond (excluding any short-term Municipal Bond and any Municipal Bond rated BBB-, BBB or

BBB+) will be deemed to have a Moody's rating which is one full rating category lower than its S&P rating); (iii) does not have its Moody's rating suspended by Moody's; and (iv) is part of an issue of Municipal Bonds of at least $10,000,000. In addition, Municipal Bonds in the fund's portfolio will be included as Moody's Eligible Assets only to the extent they meet the following diversification requirements:

                                                   Maximum State
                  Minimum           Maximum        or Territory
                Issue Size        Underlying       Concentration
   Rating      ($ Millions)     Obligor (%)(1)       (%)(1)(3)
-----------   --------------   ----------------   --------------
Aaa                10                100               100
Aa                 10                 20                60
A                  10                 10                40
Baa                10                  6                20
Other (2)          10                  4                12

(1) The referenced percentages represent maximum cumulative totals for the related rating category and each lower rating category.

(2)  Municipal Bonds not rated by Moody's but rated BBB-, BBB or BBB+ by S&P.

(3) Territorial bonds (other than those issued by Puerto Rico and counted collectively) of any territory are limited to 10% of Moody's Eligible Assets.

     For purposes of the maximum underlying obligor requirement described above, any such Bond backed by a guaranty, letter of credit or insurance issued by a third party will be deemed to be issued by such third party if the issuance of such third party credit is the sole determinant of the rating on such Bond.

     When the fund sells a Municipal Bond and agrees to repurchase it at a future date, such Bond will constitute a Moody's Eligible Asset and the amount the fund is required to pay upon repurchase of such Bond will count as a liability for purposes of calculating the Preferred Shares Basic Maintenance Amount. When the fund purchases a Municipal Bond and agrees to sell it at a future date to another party, cash receivable by the fund in connection therewith will constitute a Moody's Eligible Asset if the long-term debt of such other party is rated at least A2 by Moody's and such agreement has a term of 30 days or less; otherwise such Bond will constitute a Moody's Eligible Asset.

      Notwithstanding the foregoing, an asset will not be considered a Moody's Eligible Asset if it is (i) held in a margin account, (ii) subject to any material lien, mortgage, pledge, security interest or security agreement of any kind, (iii) held for the purchase of a security pursuant to a Forward Commitment or (iv) irrevocably deposited by the fund for the payment of dividends or redemption.

      "Moody's Exposure Period" means the period commencing on and including a given Valuation Date and ending 48 days thereafter.

      "Moody's Volatility Factor" means 302% as long as there has not been enacted an increase to the Marginal Tax Rate. If an increase is enacted to the Marginal Tax Rate but not yet implemented, the Moody's Volatility Factor shall be as follows:

    % Change in             Moody's
 Marginal Tax Rate     Volatility Factor
-------------------   ------------------
< 5%                          323%
> 5% but < 10%                347%
> 10% but < 15%               373%
> 15% but < 20%               402%
> 20% but < 25%               436%
> 25% but < 30%               474%
> 30% but < 35%               518%
> 35% but < 40%               570%

      Notwithstanding the foregoing, the Moody's Volatility Factor may mean such other potential dividend rate increase factor as Moody's advises the fund in writing is applicable.

      "Municipal Index" means The Bond Buyer Municipal Bond Index.

      "1940 Act" means the Investment Company Act of 1940 as amended.

      "1940 Act Cure Date" has the meaning set forth on page B-43 of this Appendix B.

      "1940 Act Preferred Shares Asset Coverage" has the meaning set forth on page B-54 of this Appendix B.

      "Non-Call Period" has the meaning described under "Specific Redemption Provisions" below.

      "Non-Payment Period" has the meaning set forth on page B-11 of this Appendix B.

      "Non-Payment Period Rate" has the meaning set forth on page B-12 of this Appendix B.

      "Notice of Redemption" has the meaning set forth on page B-45 of this Appendix B.

      "Notice of Revocation" has the meaning set forth on page B-7 of this Appendix B.

      "Notice of Special Dividend Period" has the meaning set forth in the Bylaws of Trust II.

      "Optional Redemption Price" has the meaning set forth on page B-42 of this Appendix B.


      "Paying Agent" means Banker's Trust Company, or any successor company or entity, which has entered into a Paying Agent Agreement with the fund to act, among other things, as the transfer agent, registrar, dividend and redemption price disbursing agent, settlement agent and agent for certain notifi-cations for the fund in connection with the Preferred Shares in accordance with such agreement.

      "Paying Agent Agreement" has the meaning set forth on page B-22 of this Appendix B.

      "Preferred Shares" has the meaning set forth on page B-1 of this Appendix
B.

      "Premium Call Period" has the meaning specified on page B-12 of this Appendix B.

      "Preferred Shares Basic Maintenance Amount," as of any Valuation Date, means the dollar amount equal to (i) the sum of (A) the product of the number of Preferred Shares outstanding on such Valuation Date multiplied by the sum of
(a) $50,000 and (b) any applicable redemption premium per share attributable to the designation of a Premium Call Period; (B) the aggregate amount of cash dividends (whether or not earned or declared) that will have accumulated for each Preferred Share outstanding, in each case, to (but not including) the end of the Dividend Period for Preferred Shares in which such Valuation Date occurs or to (but not including) the 49th day after such Valuation Date, whichever is sooner; (C) the aggregate amount of cash dividends that would accumulate at the Maximum Dividend Rate applicable to a Dividend Period of 28 days on any Preferred Shares outstanding from the end of such Dividend Period through the 49th day after such Valuation Date, multiplied by the larger of the Moody's Volatility Factor and the S&P Volatility Factor, determined from time to time by Moody's and S&P, respectively (except that if such Valuation Date occurs during a Non-Payment Period, the cash dividend for purposes of calculation would accumulate at the then current Non-Payment Period Rate); (D) the amount of anticipated expenses of the fund for the 90 days subsequent to such Valuation Date; (E) the amount of the fund's Maximum Potential Additional Dividend Liability as of such Valuation Date; and (F) any current liabilities as of such Valuation Date to the extent not reflected in any of (i) (A) through (i) (E) (including, without limitation, any amounts due and payable by the fund pursuant to repurchase agreements and any payables for Municipal Bonds purchased as of such Valuation Date) less (ii) either (A) the Discounted Value of any of the fund's assets, or (B) the face value of any of the fund's assets if such assets mature prior to or on the date of redemption of Preferred Shares or payment of a liability and are either securities issued or guaranteed by the U.S. Government or, with respect to Moody's, have a rating assigned by Moody's of at least Aaa, P-1, VMIG-1 or MIG-1 and, with respect to S&P, have a rating assigned by S&P of at least AAA, SP-1+ or A-l+, in both cases irrevocably deposited by the fund for the payment of the amount needed to redeem Preferred Shares subject to redemption or any of (i) (B) through (i)
(F).

      "Preferred Shares Basic Maintenance Cure Date," with respect to the failure by the fund to satisfy the Preferred Shares Basic Maintenance Amount as of a given Valuation Date, means the sixth Business Day following such Valuation Date.

      "Receivables for Municipal Bonds Sold," for purposes of determining Moody's Eligible Assets and S&P Eligible Assets, has the meaning set forth on page B-64 of this Appendix B.

      A "record holder" of Preferred Shares shall mean the Securities Depository or its nominee or such other person or persons listed in the share transfer books of the fund as the registered holder of one or more Preferred Shares.

      "Reference Rate" has the meaning set forth on page B-17 of this Appendix
B.

      "Remarketing" means each periodic operation of the process for remarketing Preferred Shares, as described in this Appendix B.

      "Remarketing Agent" means Salomon Smith Barney Inc. and Merrill, Lynch, Pierce, Fenner & Smith Incorporated and any additional or successor companies or entities which have entered into an agreement with the fund to follow the remarketing procedures for the purposes of determining the Applicable Dividend Rate.

      "Remarketing Agreement" has the meaning set forth on page B-27 of this Appendix B.

      "Remarketing Date" means any date on which (i) each holder of Preferred Shares must provide to the Remarketing Agent irrevocable telephonic notice of intent to tender shares in a Remarketing, and (ii) the Remarketing Agent (a) determines the Applicable Dividend Rate for the ensuing Dividend Period, (b) notifies holders, purchasers and tendering holders of Preferred Shares by telephone, telex or otherwise of the results of the Remarketing and (c) announces the Applicable Dividend Rate.

      "Request for Special Dividend Period" has the meaning set forth on page B-5 of this Appendix B.

      "Response" has the meaning set forth on page B-6 of this Appendix B.

      "Retroactive Taxable Allocation" has the meaning set forth on page B-16 of this Appendix B.

      "S&P" means Standard & Poor's Ratings Group.

      "S&P Discount Factor" means, for purposes of determining the Discounted Value of any Municipal Bond which constitutes an S&P Eligible Asset, the percentage determined by reference to (a) the rating by S&P or Moody's on such Municipal Bond and (b) the S&P Exposure Period, in accordance with the table set forth below:

                              S&P Rating Category
                        --------------------------------
S&P Exposure Period     AAA       AA        A      BBB
40 Business Days        190%     195%     210%     250%
22 Business Days        170      175      190      230
10 Business Days        155      160      175      215
7  Business Days        150      155      170      210
3  Business Days        130      135      150      190

      Notwithstanding the foregoing, (i) the S&P Discount Factor for short-term Municipal Bonds will be 115%, so long as such Municipal Bonds are rated A-1+ or SP-1+ by S&P and mature or have a demand feature exercisable in 30 days or less, or 125% if such Municipal Bonds are not rated by S&P but are rated VMIG-1, P-1 or MIG-1 by Moody's and such short-term Municipal Bonds referred to in this clause (i) shall qualify as S&P Eligible Assets; provided, however, such short-term Municipal Bonds rated by Moody's but not rated by S&P having a demand feature exercisable in 30 days or less must be backed by a letter of credit, liquidity facility or guarantee from a bank or other financial institution having a short-term rating of at least A-1+ from S&P; and further provided that such short-term Municipal Bonds rated by Moody's but not rated by S&P may comprise no more than 50% of short-term Municipal Bonds that qualify as S&P Eligible Assets and (ii) no S&P Discount Factor will be applied to cash or to Receivables for Municipal Bonds Sold. "Receivables for Municipal Bonds Sold," for purposes of calculating S&P Eligible Assets as of any Valuation Date, means the book value of receivables for Municipal Bonds sold as of or prior to such Valuation Date if such receivables are due within five Business Days of such Valuation Date. For purposes of the foregoing, Anticipation Notes rated SP-1+ or, if not rated by S&P, rated VMIG-1 by Moody's, whether or not they mature or have a demand feature exercisable in 30 days and which do not have a long-term rating, shall be considered to be short-term Municipal Bonds and shall qualify as S&P Eligible Assets.

      "S&P Eligible Asset" means cash, Receivables for Municipal Bonds Sold or a Municipal Bond that (i) is issued by any of the 50 states, any territory or possession of the United States, the District of Columbia, and any political subdivision, instrumentality, county, city, town, village, school district or agency (such as authorities and special districts created by the states) of any of the foregoing and certain federally sponsored agencies such as local housing authorities; (ii) is interest bearing and pays interest at least semi-annually;
(iii) is payable with respect to principal and interest in U.S. Dollars; (iv) is publicly rated BBB or higher by S&P or, except in the case of Anticipation Notes that are grant anticipation notes or bond anticipation notes which must be rated by S&P to be included in S&P Eligible Assets, if not rated by S&P but rated by Moody's, is rated at least A by Moody's (provided that such Moody's-rated Municipal Bonds will be included in S&P Eligible Assets only to the extent the Market Value of such Municipal Bonds does not exceed 50% of the aggregate Market Value of the S&P Eligible Assets; and further provided that, for purposes of determining the S&P Discount Factor applicable to any such Moody's-rated Municipal Bond, such Municipal Bond will be deemed to have an S&P rating which is one full rating category lower than its Moody's rating); (v) is not part of a private placement of Municipal Bonds; and (vi) is part of an issue of Municipal Bonds with an original issue size of at least $20 million or, if of an issue with an original issue size below $20 million (but in no event below $10 million), is issued by an issuer with a total of at least $50 million of securities outstanding. Notwithstanding the foregoing:

(1) Municipal Bonds of any one issuer will be considered S&P Eligible Assets only to the extent the Market Value of such Municipal Bonds does not exceed 10% of the aggregate Market Value of the S&P Eligible Assets, provided that 2% is added to the applicable S&P Discount Factor for every 1% by which the Market Value of such Municipal Bonds exceeds 5% of the aggregate Market Value of the S&P Eligible Assets; and

(2) Municipal Bonds issued by issuers in any one state or territory will be considered S&P Eligible Assets only to the extent the Market Value of such Municipal Bonds does not exceed 20% of the aggregate Market Value of S&P Eligible Assets.

     "S&P Exposure Period" means the maximum period of time following a Valuation Date, including the Valuation Date and the Preferred Shares Basic Maintenance Cure Date, that the fund has to cure any failure to maintain, as of such Valuation Date, a Discounted Value of its portfolio at least equal to the Preferred Shares Basic Maintenance Amount.

     "S&P Volatility Factor" means, depending on the applicable Reference Rate, the following:

                    Reference Rate
-------------------------------------------------------
Taxable Equivalent of the Short-Term Municipal
  Bond Rate                                       277%
30-day "AA" Composite Commercial Paper Rate       228%
60-day "AA" Composite Commercial Paper Rate       228%
90-day "AA" Composite Commercial Paper Rate       222%
120-day "AA" Composite Commercial Paper Rate      222%
180-day "AA" Composite Commercial Paper Rate      217%
1-year U.S. Treasury Bill Rate                    198%
2-year U.S. Treasury Note Rate                    185%
3-year U.S. Treasury Note Rate                    178%
4-year U.S. Treasury Note Rate                    171%
5-year U.S. Treasury Note Rate                    169%

      Notwithstanding the foregoing, the S&P Volatility Factor may mean such other potential dividend rate increase factor as S&P advises the Trust in writing is applicable.

      "Securities Depository" means DTC or any successor company or other entity selected by the fund as securities depository for Preferred Shares that agrees to follow the procedures required to be followed by such securities depository in connection with the Preferred Shares.

      "Settlement Date" means the first Business Day after a Remarketing Date applicable to a Preferred Share.

      "Short Term Dividend Period" has the meaning set forth on page B-4 of this Appendix B.

      "Special Dividend" has the meaning set forth on page B-17 of this Appendix B.

      "Special Dividend Period" means a Dividend Period established by the fund for Preferred Shares as described on page B-4 of this Appendix B.

      "Specific Redemption Provisions" means, with respect to a Special Dividend Period of 365 or more days, either, or any combination of the designation of (i) a period (a "Non-Call Period") determined by the Trustees, after consultation with the Remarketing Agent, during which the Preferred Shares subject to such Dividend Period shall not be subject to redemption at the option of the fund and (ii) a period (a "Premium Call Period") consisting of a number of whole years and determined by the Trustees, after consultation with the Remarketing Agent, during each year of which the Preferred Shares subject to such Dividend Period shall be redeemable at the Trust's option at a price per share equal to $50,000 plus accumulated but unpaid dividends plus an applicable premium, as determined by the Trustees after consultation with the Remarketing Agent.

      "Substitute Commercial Paper Dealers" means such substitute commercial paper dealers as the fund may from time to time appoint or, in lieu of any thereof, their respective affiliates or successors.

      "Substitute Rating Agency" and "Substitute Rating Agencies" shall mean a nationally recognized statistical rating organization or two nationally recognized statistical rating organizations selected by the fund to act as the substitute rating agency or substitute rating agencies, as the case may be, to determine the credit ratings of the Preferred Shares.

      "Taxable Equivalent of the Short-Term Municipal Bond Rate" has the meaning set forth in the Bylaws of the Trust.

      "Tender and Dividend Reset" means the process pursuant to which Preferred Shares may be tendered in a Remarketing or held and become subject to the new Applicable Dividend Rate determined by the Remarketing Agent in such Remarketing.

      "Treasury Bonds" means U.S. Treasury Bonds with remaining maturities of ten years or more.

      "Trustees" means the Trustees of the fund.

      "28-day Dividend Period" has the meaning set forth on page B-4 of this Appendix B.

      "U.S. Treasury Bill Rate" has the meaning set forth on page B-39 of this Appendix B.

      "U.S. Treasury Note Rate" has the meaning set forth on page B-39 of this Appendix B.

      "Valuation Date" means, for purposes of determining whether the fund is maintaining the Preferred Shares Basic Maintenance Amount, each Business Day commencing with the Date of Original Issue.

                                                                    EXHIBIT B-1

NORMAL SCHEDULE FOR REMARKETING PREFERRED SHARES

The normal schedule for remarketing Preferred Shares is described below. As described in this Appendix B, the events occurring on each day of a normal remarketing schedule are subject to change in the event that certain days are not Business Days. All references herein to a particular time of day shall be to New York City time.

Remarketing Date

9:00 a.m.         Deadline for the Remarketing Agent to make
                  available to holders of Preferred Shares non-binding
                  indications of Applicable Dividend Rate for the next
                  succeeding 28-day Dividend Period or, if applicable,
                  Special Dividend Period.

12:00 noon        Deadline for each holder of Preferred Shares to
                  provide to the Remarketing Agent irrevocable
                  telephonic notice of intent to tender Preferred
                  Shares for sale in the current Remarketing.
                  Remarketing of tendered shares of Preferred Shares
                  formally commences.

3:00 p.m.         Deadline for completion of Remarketing. The
                  Remarketing Agent determines the Applicable
                  Dividend Rate for the Dividend Period.

3:30 p.m.         The Remarketing Agent notifies holders, purchasers
                  and tendering holders of Preferred Shares by
                  telephone, telex or otherwise of the results of the
                  Remarketing. Applicable Dividend Rate is announced.

Settlement Date   Dividend Period begins. In addition, Preferred Shares
                  which have been tendered and sold in a
                  Remarketing are delivered against payment through
                  the Securities Depository.

                                                                    EXHIBIT B-2

                          RATING AGENCY REQUIREMENTS

This Exhibit sets out certain procedures from the Bylaws of the fund containing conditions determined by S&P and Moody's which the fund must meet in order to maintain its AAA/"aaa" rating. Generally, these requirements. among other things, impose limitations on the securities in which the fund may invest (and the amount of its portfolio which may be invested in various types of securities and securities of various issuers), limit the fund's use of futures, options and forward commitments and may require the fund to redeem Preferred Shares. Any capitalized terms used in this Exhibit but not defined herein are defined elsewhere in this Appendix B.

                                  DEFINITIONS

"Anticipation Notes" shall mean the following Municipal Bonds: revenue anticipation notes, tax anticipation notes, tax and revenue anticipation notes, grant anticipation notes and bond anticipation notes.

"Deposit Securities" means cash and Municipal Bonds rated at least AAA, A-1+ or SP-1+ by S&P.


"Independent Accountant" means a nationally recognized accountant or firm of accountants that is, with respect to the fund, an independent public accountant or firm of independent public accountants under the Securities Act of 1933, as amended.


"Initial Margin" means the amount of cash or securities deposited with a broker as a margin payment at the time of purchase or sale of a futures contract or an option thereon.

"Market Value" of any asset of the fund means the market value thereof determined by the Pricing Service. The Market Value of any asset shall include any interest accrued thereon. The Pricing Service shall value portfolio securities at the mean between the quoted bid and asked price or the yield equivalent when quotations are readily available. Securities for which quotations are not readily available shall be valued at fair value as determined by the Pricing Service using methods which include consideration of: yields or prices of municipal bonds of comparable quality, type of issue, coupon, maturity and rating; indications as to value from dealers; and general market conditions. The Pricing Service may employ electronic data processing techniques and/or a matrix system to determine valuations. In the event the Pricing Service is unable to value a security, the security shall be valued at the lower of two dealer bids obtained by the fund from dealers who are members of the National Association of Securities Dealers, Inc. and make a market in the security, at least one of which shall be in writing. Futures contracts and options are valued at closing prices for such instruments established by the exchange or board of trade on which they are traded, or if market quotations are not readily available, are valued at fair value on a consistent basis using methods determined in good faith by the Trustees.

"Maximum Potential Additional Dividend Liability," as of any Valuation Date, means the aggregate amount of Additional Dividends that would be payable with respect to the Preferred Shares if the fund were to make Retroactive Taxable Allocation, with respect to any fiscal year, estimated based upon dividends paid and the amount of undistributed realized net capital gain and other income subject to regular federal income tax earned by the fund as of the end of the calendar month immediately preceding such Valuation Date and assuming such Additional Dividends are fully taxable.


"Moody's Hedging Transaction" has the meaning described on page B-89 of this Appendix B.


"Preferred Shares Basic Maintenance Report" means a report signed by the President, Treasurer or any Executive Vice President or Vice President of the fund which sets forth, as of the related Valuation Date, the assets of the fund, the Market Value and the Discounted Value thereof (seriatim and in the aggregate), and the Preferred Shares Basic Maintenance Amount.

"Pricing Service" means Muller Investdata Corp., or any successor company or entity, or any other entity designated from time to time by the Trustees. Notwithstanding the foregoing, the Trustees will not designate a new Pricing Service unless the fund has received a written confirmation from Moody's and S&P that such action would not impair the ratings then assigned by Moody's and S&P to Preferred Shares.

"Quarterly Valuation Date" means the last Business Day of each fiscal quarter of the fund in each fiscal year of the fund.

"S&P Hedging Transactions" has the meaning described below.

"Variation Margin" means, in connection with an outstanding futures contract or option thereon owned or sold by the fund, the amount of cash or securities paid to or received from a broker (subsequent to the Initial Margin payment) from time to time as the price of such futures contract or option fluctuates.

  The Trustees may, without the vote or consent of the holders of Preferred Shares, from time to time amend, alter or repeal certain of the foregoing definitions (or definitions of other terms contained in the fund's Bylaws) and any such amendment, alteration or repeal will be deemed not to affect the preferences, rights or powers of Preferred Shares or the holders thereof, provided the Trustees receive written confirmation from both Moody's and S&P that any such amendment, alteration or repeal would not impair the ratings then assigned to Preferred Shares by the rating agency providing such confirmation.

                   PREFERRED SHARES BASIC MAINTENANCE AMOUNT

      Basic Requirement. The fund shall maintain, on each Valuation Date, and shall verify to its satisfaction that it is maintaining on such Valuation Date, S&P Eligible Assets having an aggregate Discounted Value equal to or greater than the Preferred Shares Basic Maintenance Amount and Moody's Eligible Assets having an aggregate Discounted Value equal to or greater than the Preferred Shares Basic Maintenance Amount. Upon any failure to maintain the required Discounted Value, the fund will use its best efforts to alter the composition of its portfolio to reattain the Preferred Shares Basic Maintenance Amount on or prior to the Preferred Shares Basic Maintenance Cure Date. If, on any Valuation Date, the fund shall have Moody's Eligible Assets with a Discounted Value which exceeds the Preferred Shares Basic Maintenance Amount by not more than 5%, the Adviser shall not alter the composition of the fund's portfolio unless it determines that such action will not cause the fund to have Moody's Eligible Assets with a Discounted Value less than the Preferred Shares Basic Maintenance Amount.

      Reporting Requirements. The fund will deliver a Preferred Shares Basic Maintenance Report to the Remarketing Agent, the Paying Agent, Moody's and S&P as of (i) each Quarterly Valuation Date, (ii) the first day of a Special Dividend Period, and (iii) any other time when specifically requested by either Moody's or S&P, in each case at or before 5:00 p.m., New York City time, on the third Business Day after such day.

      At or before 5:00 p.m., New York City time, on the third Business Day after a Valuation Date on which the fund fails to maintain Moody's Eligible Assets or S&P Eligible Assets, as the case may be, with an aggregate Discounted Value which exceeds the Preferred Shares Basic Maintenance Amount by 5% or more or to satisfy the Preferred Shares Basic Maintenance Amount, the fund shall complete and deliver to the Remarketing Agent, the Paying Agent, Moody's and S&P a Preferred Shares Basic Maintenance Report as of the date of such failure.

      At or before 5:00 p.m., New York City time, on the third Business Day after a Valuation Date on which the fund cures any failure to satisfy the Preferred Shares Basic Maintenance Amount, the fund shall complete and deliver to the Remarketing Agent, the Paying Agent, Moody's and S&P a Preferred Shares Basic Maintenance Report as of the date of such cure.

      A Preferred Shares Basic Maintenance Report or Accountant's Confirmation will be deemed to have been delivered to the Remarketing Agent, the Paying Agent, Moody's and S&P if the Remarketing Agent, the Paying Agent, Moody's and S&P receive a copy or telecopy, telex or other electronic transcription thereof and on the same day the fund mails to the Remarketing Agent, the Paying Agent, Moody's and S&P for delivery on the next Business Day the full Preferred Shares Basic Maintenance Report. A failure by the fund to deliver a Preferred Shares Basic Maintenance Report shall be deemed to be delivery of a Preferred Shares Basic Maintenance Report indicating that the Discounted Value for all assets of the fund is less than the Preferred Shares Basic Maintenance Amount, as of the relevant Valuation Date.

      Whenever the fund delivers a Preferred Shares Basic Maintenance Report to S&P as described above, it shall also deliver a Certificate of Minimum Liquidity to the Remarketing Agent and the Paying Agent.

      Within ten Business Days after the date of delivery to the Remarketing Agent, the Paying Agent, S&P and Moody's of a Preferred Shares Basic Maintenance Report relating to a Quarterly Valuation Date, the Independent Accountant will confirm in writing to the Remarketing Agent, the Paying Agent, S&P and Moody's (i) the mathematical accuracy of the calculations reflected in such Report (and in any other

Preferred Shares Basic Maintenance Report, randomly selected by the Independent Accountant, that was delivered by the fund during the quarter ending on such Quarterly Valuation Date); (ii) that, in such Report (and in such randomly selected Report), (a) the fund determined in accordance with the Bylaws whether the fund had, at such Quarterly Valuation Date (and at the Valuation Date addressed in such randomly selected Report), S&P Eligible Assets with an aggregate Discounted Value at least equal to the Preferred Shares Basic Maintenance Amount and Moody's Eligible Assets with an aggregate Discounted Value at least equal to the Preferred Shares Basic Maintenance Amount, and (b) it has obtained confirmation from the Pricing Service that the Market Value of portfolio securities as determined by the Pricing Service equals the mean between the quoted bid and asked prices or the yield equivalent (when quotations are readily available); (iii) that the fund has excluded from the Preferred Shares Basic Maintenance Report assets not qualifying as Eligible Assets; and (iv) with respect to such confirmation to Moody's, that the fund has satisfied the requirements described below imposed by Moody's with respect to transactions in options, futures and forward commitments as of the Quarterly Valuation Date (and at the Valuation Date addressed in such randomly selected Report) (such confirmation is herein called the "Accountant's Confirmation"). In preparing the Accountant's Confirmation, the Independent Accountant shall be entitled to rely, without further investigation, on such interpretations of law by the fund as may have been necessary for the fund to perform the computations contained in the Preferred Shares Basic Maintenance Report.

      Within ten Business Days after the date of delivery to the Remarketing Agent, the Paying Agent, S&P and Moody's of a Preferred Shares Basic Maintenance Report relating to any Valuation Date on which the fund failed to satisfy the Preferred Shares Basic Maintenance Amount, the Independent

Accountant will provide to the Remarketing Agent, the Paying Agent, S&P and Moody's an Accountant's Confirmation as to such Preferred Shares Basic Maintenance Report.

      Within ten Business Days after the date of delivery to the Remarketing Agent, the Paying Agent, S&P and Moody's of a Preferred Shares Basic Maintenance Report relating to any Valuation Date on which the fund cured any failure to satisfy the Preferred Shares Basic Maintenance Amount, the Independent Accountant will provide to the Remarketing Agent, the Paying Agent, S&P and Moody's an Accountant's Confirmation as to such Preferred Shares Basic Maintenance Report.

      If any Accountant's Confirmation delivered as required above shows that an error was made in the Preferred Shares Basic Maintenance Report for a particular Valuation Date for which such Accountant's Confirmation was required to be delivered, or shows that a lower aggregate Discounted Value for the aggregate of all S&P Eligible Assets or Moody's Eligible Assets, as the case may be, of the fund was determined by the Independent Accountant, the calculation or determination made by such Independent Accountant shall be final and conclusive and shall be binding on the fund, and the fund shall accordingly amend and deliver the Preferred Shares Basic Maintenance Report to the Remarketing Agent, the Paying Agent, S&P and Moody's promptly following receipt by the fund of such Accountant's Confirmation.

      At or before 5:00 p.m., New York City time, on the first Business Day after the Date of Original Issue of the Preferred Shares, the fund will complete and deliver to Moody's and S&P a Preferred Shares Basic Maintenance Report as of the close of business on such Date of Original Issue. Within five Business Days of such Date of Original Issue, the Independent Accountant will provide to Moody's and S&P an Accountant's Confirmation as to such Preferred Shares Basic Maintenance Report.

      At or before 5:00 p.m., New York City time, on the first Business Day following any date on which the fund repurchases any outstanding Common Shares, the fund will complete and deliver to Moody's and S&P a Preferred Shares Basic Maintenance Report as of the close of business on the date of the repurchase.

                       FUTURES AND OPTIONS TRANSACTIONS;
                               FORWARD CONTRACTS

      S&P Guidelines. For so long as any Preferred Shares are rated by S&P, the fund will not purchase or sell futures contracts, write, purchase or sell options on futures contracts or write put options (except covered put options) or call options (except covered call options) on portfolio securities unless it receives written confirmation from S&P that engaging in such transactions will not impair the rating then assigned to the Preferred Shares by S&P, except that the fund may purchase or sell futures contracts based on the Municipal Index or on U.S. Treasury Bonds, Bills or Notes ("Treasury Futures") and write, purchase or sell put and call options on such contracts (collectively "S&P Hedging Transactions"), subject to the following limitations:

     (A) the fund will not engage in any S&P Hedging Transaction based on the Municipal Index (other than transactions which terminate a futures contract or option held by the fund by the fund's taking an opposite position thereto ("Closing Transactions")), which would cause the fund at the time of such transaction to own or have sold (1) 1,001 or more outstanding futures contracts based on the Municipal Index, (2) outstanding futures contracts based on the Municipal Index exceeding in number 25% of the quotient of the Market Value of the fund's total assets divided by $100,000 or (3) outstanding futures contracts based on the Municipal Index exceeding in number 10% of the average daily open interest in futures contracts based on the Municipal Index in the thirty days preceding the time of effecting such transaction as reported by The Wall Street Journal;

     (B) the fund will not engage in any S&P Hedging Transaction based on Treasury Futures (other than Closing Transactions) which would cause the fund at the time of such transaction to own or have sold (1) outstanding futures contracts based on Treasury Futures exceeding in number 50% of the quotient of the Market Value of the fund's total assets divided by $100,000 ($200,000 in the case of futures on the two-year Treasury Note and $1,000,000 in the case of futures on Treasury Bills) or (2) outstanding futures contracts based on a particular Treasury instrument exceeding in number 10% of the average daily open interest in such futures contracts in the thirty days preceding the time of effecting such transaction as reported by The Wall Street Journal;

     (C) the fund will engage in Closing Transactions to close out any outstanding futures contracts which the fund owns or has sold or any outstanding option thereon owned by the fund in the event (i) the fund does not have S&P Eligible Assets with an aggregate Discounted Value equal to or greater than the Preferred Shares Basic Maintenance Amount on two consecutive Valuation Dates, and (ii) the fund is required to pay Variation Margin on the second such Valuation Date; and

     (D) when the fund engages in an S&P Hedging Transaction it will maintain an amount of cash, cash equivalents or short-term money market securities or longer-term, fixed-income obligations rated, in the case of longer-term securities, at least A in a segre-gated account with the fund's custodian, so that the amount so segregated plus the amount of Initial Margin and Variation Margin held in the account of or on behalf of the fund's broker with respect to such futures contract or option equals the following: Writing covered call options on futures: the higher of the Market Value of the instruments underlying the options contract or the strike price of the options contract. Writing covered put options on futures: the strike price of the options contract. Buying futures: the fund's purchase obligation under the futures contract. Selling futures: the higher of the Market Value of the instruments or index underlying the futures contract and the market price at which the futures will settle at expiration.

     For purposes of determining whether the fund has S&P Eligible Assets with a Discounted Value that equals or exceeds the Preferred Shares Basic Maintenance Amount, amounts deposited as Initial Margin and, for futures contracts only, Variation Margin shall not constitute S&P Eligible Assets and securities held in the segregated account contemplated by paragraph (D) above shall have the following Discount Factors. Writing covered call options on futures: The Discounted Value of segregated securities is equal to the lower of the strike price of the option or the Discounted Value of the segregated securities. Writing covered put options on futures: The Discounted Value of segregated securities is equal to the lower of the Discounted Value of the segregated securities and the fund's purchase obligation. Futures: The Discounted Value of segregated securities is determined by reference to the S&P Exposure Period from the date of calculation to the contract expiration date.

     Moody's Guidelines. For so long as any Preferred Shares are rated by Moody's, the fund will not buy or sell futures contracts, write, purchase or sell put or call options on futures contracts or write put or call options (except covered call or put options) on portfolio securities unless it receives written confirmation from Moody's that engaging in such transactions would not impair the rating then assigned to the Preferred Shares by Moody's, except that the fund may purchase or sell exchange-traded futures contracts based on the Municipal Index or Treasury Futures and purchase, write or sell exchange-traded put options on such futures contracts and purchase, write or sell exchange-traded call options on such futures contracts (collectively "Moody's Hedging Transactions"), subject to the following limitations:

     (A) the fund will not engage in any Moody's Hedging Transaction based on the Municipal Index (other than Closing Transactions) which would cause the fund at the time of such transaction to own or have sold outstanding futures contracts based on the Municipal Index exceeding in number 10% of the average number of daily traded futures contracts based on the Municipal Index in the thirty days preceding the time of effecting such transaction as reported by The Wall Street Journal

     (B) the fund will engage in Closing Transactions to close out any outstanding futures contracts based on the Municipal Index if the amount of open interest in the Municipal Index as reported by The Wall Street Journal is less than 5,000;

     (C) the fund will not enter into an option or futures transaction unless, after giving effect thereto, the fund would continue to have Moody's Eligible Assets with an aggregate Discounted Value equal to or greater than the Preferred Shares Basic Maintenance Amount; and

     (D) when the fund engages in a Moody's Hedging Transaction, it will maintain an amount of cash, cash equivalents or short-term, money market securities or longer term fixed income obligations rated, in the case of longer term obligations, at least A2 in a segregated account with the fund's custodian, so that the amount so segregated plus the amount of Initial Margin and Variation Margin held in the account of or on behalf of the fund's broker with respect to such futures contract or option equals the following: Writing covered call options on futures: the higher of the Market Value of the instruments underlying the options contract or the strike price of the options contract. Writing covered put options: the strike price of the options contract. Buying futures: the fund's purchase obligation under the futures contract. Selling futures: the higher of the Market Value of the instruments or index underlying the futures contract and the price at which the futures contract will settle at expiration.

      For purposes of determining whether the fund has Moody's Eligible Assets with an aggregate Discounted Value that equals or exceeds the Preferred Shares Basic Maintenance Amount, the Discounted Value of Moody's Eligible Assets which the fund is obligated to deliver or receive pursuant to an outstanding futures contract or option shall be as follows (unless the fund receives written confirmation to the contrary from Moody's): (i) assets subject to call options written by the fund which are either exchange-traded and "readily reversible" or which expire within 48 days after the date as of which such valuation is made shall be valued at the lesser of (a) Discounted Value and (b) the exercise price of the call option written by the fund; (ii) assets subject to call options written by the fund not meeting the requirements of clause (i) of this sentence shall have no value; and (iii) assets subject to put options written by the fund shall be valued at the lesser of (a) the exercise price and (b) the Discounted Value of such security.

      For purposes of determining whether the fund has Moody's Eligible Assets with an aggregate Discounted Value that equals or exceeds the Preferred Shares Basic Maintenance Amount, the following amounts shall be added to the Preferred Shares Basic Maintenance Amount required to be maintained by the fund (unless the fund receives written confirmation to the contrary from Moody's): (i) 10% of the exercise price of a written call option; (ii) the exercise price of any written put option; (iii) where the fund is the seller under a futures contract which does not settle in cash, 10% of the settlement price of the futures contract; (iv) where the fund is the purchaser under a futures contract, which does not settle in cash, 10% of the settlement price of assets to be purchased under such futures contract; (v) the settlement price of the underlying futures contract if the fund writes put options on a futures contract; and (vi) 105% of the Market Value of the underlying futures contracts if the fund writes call options on futures contracts and does not own the underlying contract.

      For so long as any Preferred Shares are rated by Moody's, the fund will not enter into any contract to purchase securities for a fixed price at a future date beyond customary settlement time (other than such contracts that constitute Moody's Hedging Transactions that are permitted above) unless it receives written confirmation from Moody's that engaging in such transactions would not impair the rating then assigned to the Preferred Shares by Moody's except that the fund may enter into such contracts to purchase newly-issued securities on the date such securities are issued ("Forward Commitments"), subject to the following limitations:

     (A) the fund will maintain in a segregated account with its custodian cash, cash equivalents or short-term, fixed income securities rated P-1, MIG-1 or VMIG-l by Moody's and maturing prior to the date of the

          Forward Commitment with a face value that equals or exceeds the amount of the fund's obligations under any Forward Commitments to which it is from time to time a party or longer-term fixed income securities with a Discounted Value that equals or exceeds the amount of the fund's obligations under any Forward Commitments to which it is from time to time a party; and

     (B) the fund will not enter into a Forward Commitment unless, after giving effect thereto, the fund would continue to have Moody's Eligible Assets with an aggregate Discounted Value equal to or greater than the Preferred Shares Basic Maintenance Amount.

      For purposes of determining whether the fund has Moody's Eligible Assets with an aggregate Discounted Value that equals or exceeds the Preferred Shares Basic Maintenance Amount, the Discounted Value of all Forward Commitments to which the fund is a party and of all securities deliverable to the fund pursuant to such Forward Commitments shall be zero.
















                                                                      71424 4/01

                               PUTNAM INVESTMENTS

This is your PROXY CARD.

Please vote this proxy, sign it below, and return it promptly in the envelope provided. Your vote is important.

             PLEASE FOLD AT PERFORATION BEFORE DETACHING PROXY CARD

Proxy for a meeting of shareholders, to be held on July 12, 2001 for Putnam Investment Grade Municipal Trust III.

This proxy is solicited on behalf of the Trustees of the fund.

The undersigned shareholder hereby appoints John A. Hill, W. Nicholas Thorndike and Robert E. Patterson, and each of them separately, Proxies, with power of substitution, and hereby authorizes them to represent and to vote, as designated below, at the meeting of shareholders of Putnam Investment Grade Municipal Trust III on July 12, 2001, at 2:00 p.m., Boston time, and at any adjournments thereof, all of the shares of the fund that the undersigned shareholder would be entitled to vote if personally present.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY.

Please sign your name exactly as it appears on this card. If you are a joint owner, each owner must sign. When signing as an executor, administrator, attorney, trustee or guardian, or as custodian for a minor, please give your full title as such. If you are signing for a corporation, please sign the full corporate name and indicate the signer's office. If you are a partner, sign in the partnership name.

------------------------                             --------------
Shareholder sign here                                Date

------------------------                             ---------------
Co-owner sign here                                   Date

HAS YOUR ADDRESS CHANGED?

Please use this form to notify us of any change in address or telephone number or to provide us with your comments. Detach this form from the proxy ballot and return it with your signed proxy in the enclosed envelope.

Street  __________________________________________________________

City  ________________________________      State  _______    Zip  ____________

Telephone _________________

DO YOU HAVE ANY COMMENTS?   ____________________________________________________

________________________________________________________________________________

________________________________________________________________________________

DEAR SHAREHOLDER:

Your vote is important. Please help us to eliminate the expense of follow-up mailings by signing and returning this proxy as soon as possible. A postage-paid envelope is enclosed for your convenience.

THANK YOU!

PLEASE FOLD AT PERFORATION BEFORE DETACHING ADDRESS CARD

If you complete and sign the proxy, we'll vote it exactly as you tell us. If you simply sign the proxy, it will be voted FOR Proposal 1. In their discretion, the Proxies will also be authorized to vote upon such other matters that may come before the meeting.

THE TRUSTEES RECOMMEND THAT YOU VOTE "FOR" PROPOSAL 1.


1. Approval of a proposed merger of Putnam Investment Grade Municipal Trust III ("Trust III") into Putnam Investment Grade Municipal Trust II ("Trust II"). In this merger, common shares of Trust III would, in effect, be exchanged, on a tax-free basis, for common shares of Trust II with an equal net asset value and preferred shares of Trust III would, in effect, be exchanged for preferred shares of Trust II with an equal aggregate liquidation preference and identical terms.


                 FOR              AGAINST           ABSTAIN
                [   ]              [   ]             [   ]

Note: If you have questions on the Proposal, please call 1-800-225-1581.

                               PUTNAM INVESTMENTS

This is your PROXY CARD.

Please vote this proxy, sign it below, and return it promptly in the envelope provided. Your vote is important.

             PLEASE FOLD AT PERFORATION BEFORE DETACHING PROXY CARD

Proxy for a meeting of shareholders, to be held on July 12, 2001 for Putnam Investment Grade Municipal Trust II.

This proxy is solicited on behalf of the Trustees of the fund.

The undersigned shareholder hereby appoints John A. Hill, W. Nicholas Thorndike and Robert E. Patterson, and each of them separately, Proxies, with power of substitution, and hereby authorizes them to represent and to vote, as designated below, at the meeting of shareholders of Putnam Investment Grade Municipal Trust II on July 12, 2001, at 2:00 p.m., Boston time, and at any adjournments thereof, all of the shares of the fund that the undersigned shareholder would be entitled to vote if personally present.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY.

Please sign your name exactly as it appears on this card. If you are a joint owner, each owner must sign. When signing as an executor, administrator, attorney, trustee or guardian, or as custodian for a minor, please give your full title as such. If you are signing for a corporation, please sign the full corporate name and indicate the signer's office. If you are a partner, sign in the partnership name.

------------------------                             --------------
Shareholder sign here                                Date

------------------------                             ---------------
Co-owner sign here                                   Date

HAS YOUR ADDRESS CHANGED?

Please use this form to notify us of any change in address or telephone number or to provide us with your comments. Detach this form from the proxy ballot and return it with your signed proxy in the enclosed envelope.

Street  __________________________________________________________

City  ________________________________      State  _______    Zip  ____________

Telephone _________________

DO YOU HAVE ANY COMMENTS?   ____________________________________________________

________________________________________________________________________________

________________________________________________________________________________

DEAR SHAREHOLDER:

Your vote is important. Please help us to eliminate the expense of follow-up mailings by signing and returning this proxy as soon as possible. A postage-paid envelope is enclosed for your convenience.

THANK YOU!

PLEASE FOLD AT PERFORATION BEFORE DETACHING ADDRESS CARD

If you complete and sign the proxy, we'll will vote it exactly as you tell us. If you simply sign the proxy, it will be voted FOR Proposals 1 and 2. In their discretion, the Proxies will also be authorized to vote upon such other matters that may come before the meeting.

THE TRUSTEES RECOMMEND THAT YOU VOTE "FOR" PROPOSALS 1 AND 2. To be voted on by common and preferred shareholders.


1. Approval of a proposed merger of Putnam Investment Grade Municipal Trust III ("Trust III") into Putnam Investment Grade Municipal Trust II ("Trust II"). In this merger, Trust II will acquire all of the assets of Trust III in exchange for the issuance and delivery to Trust III of common and preferred shares of Trust II and the assumption by Trust II of all of the liabilities of Trust III.


                 FOR              AGAINST           ABSTAIN
                [   ]              [   ]             [   ]

To be voted on by preferred shareholders only.


2. Approval of the authorization, creation and issuance of additional preferred shares of Trust II with an initial aggregate liquidation preference of up to $60 million.

                 FOR              AGAINST           ABSTAIN
                [   ]              [   ]             [   ]

Note: If you have questions on the Proposals, please call 1-800-225-1581.

                   PUTNAM INVESTMENT GRADE MUNICIPAL TRUST II

                                    FORM N-14

                                     PART C

                                OTHER INFORMATION

ITEM 15. INDEMNIFICATION

     Article VIII of the Registrant's Agreement and Declaration of Trust provides as follows:

     SECTION 1. The Trust shall indemnify each of its Trustees and officers (including persons who serve at the Trust's request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise) (hereinafter referred to as a "Covered Person") against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Covered Person except with respect to any matter as to which such Covered Person shall have been finally adjudicated in any such action, suit or other proceeding (a) not to have acted in good faith in the reasonable belief that such Covered Person's action was in the best interests of the Trust or (b) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office. Expenses, including counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), shall be paid from time to time by the Trust in advance of the final disposition of any such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article, provided, however, that either (a) such Covered Person shall have provided appropriate security for such undertaking, (b) the Trust shall be insured against losses arising from any such advance payments or (c) either a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter), or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a full trial type inquiry), that there is reason to believe that such Covered Person will be found entitled to indemnification under this Article.

     SECTION 2. As to any matter disposed of (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication by a court, or by any other body before which the proceeding was brought, that such Covered Person either (a) did not act in good faith in the reasonable belief that his or her action was in the best interests of the Trust or (b) is liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, indemnification shall be provided if (a) approved as in the best interests of the Trust, after notice that it involves such indemnification, by at least a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter) upon a determination, based upon a review of readily available facts (as opposed to a full trial type inquiry) that such Covered Person acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust and is not liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, or (b) there has been obtained an opinion in writing of independent legal counsel, based upon a review of readily available facts (as opposed to a full trial type inquiry), to the effect that such Covered Person appears to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust and that such indemnification would not protect such Covered Person against any liability to the Trust to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. Any approval pursuant to this Section shall not prevent the recovery from any Covered Person of any amount paid to such Covered Person in accordance with this Section as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that such Covered Person's action was in the best interests of the Trust or to have been liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office.

     SECTION 3. The right of indemnification hereby provided shall not be exclusive of or affect any other rights to which such Covered Person may be entitled. As used in this Article VIII, the term "covered Person" shall include such person's heirs, executors and administrators, and a "disinterested Trustee" is a Trustee who is not an "interested person" of the Trust as defined in
Section 2(a)(19) of the 1940 Act, as amended (or who has been exempted from being an "interested person" by any rule, regulation or order of the Securities and Exchange Commission) and against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending. Nothing contained in this Article shall affect any rights to indemnification to which personnel of the Trust, other than Trustees or officers, and other persons may be entitled by contract or otherwise under law, nor the power of the Trust to purchase and maintain liability insurance on behalf of any such person.

ITEM 16. EXHIBITS


     1. Agreement and Declaration of Trust dated October 2, 1992 -- Incorporated by reference to the Registrant's Registration Statement on Form N-14 (333-57240) filed with the SEC on March 19, 2001.

     2a. By-Laws -- Incorporated by reference to the Registrant's Registration Statement on Form N-14 (333-57240) filed with the SEC on March 19, 2001.

     2b. Amendment No. 1 to Bylaws -- Incorporated by reference to the Registrant's Registration Statement on Form N-14 (333-57240) filed with the SEC on March 19, 2001.

     2c. Amendment No. 2 to Bylaws -- Incorporated by reference to the Registrant's Registration Statement on Form N-14 (333-57240) filed with the SEC on March 19, 2001.

     2d. Amendment No. 3 to Bylaws -- Incorporated by reference to the Registrant's Registration Statement on Form N-14 (333-57240) filed with the SEC on March 19, 2001.

     2e. Amendment No. 4 to Bylaws -- Incorporated by reference to the Registrant's Registration Statement on Form N-14 (333-57240) filed with the SEC on March 19, 2001.

     2f. Amendment No. 5 to Bylaws -- Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (333-57240) filed with the SEC on May 3, 2001.

     3.   Not applicable.

     4. Agreement and Plan of Reorganization -- constitutes Exhibit A to Part A hereof.


     5a. Portions of Agreement and Declaration of Trust Relating to Shareholders' Rights -- Incorporated by Reference to the Registrant's Registration Statement on Form N-14 (333-57240) filed on March 19, 2001.

     5b. Portions of By-Laws Relating to Shareholders' Rights -- Incorporated by Reference to the Registrant's Registration Statement on Form N-14 (333-57240) filed on March 19, 2001.

     6. Management Contract dated as of November 6, 1992 -- Incorporated by Reference to the Registrant's Registration Statement on Form N-14 (333-57240) filed on March 19, 2001.

     8. Trustee Retirement Plan as adopted October 4, 1996 -- Incorporated by Reference to the Registrant's Registration Statement on Form N-14 (333-57240) filed on March 19, 2001.

     9. Custodian Agreement with Putnam Fiduciary Trust Company dated May 3, 1991, as amended July 13, 1992 -- Incorporated by Reference to the Registrant's Registration Statement on Form N-14 (333-57240) filed on March 19, 2001.

     10.  Not applicable.

     11. Opinion of Ropes & Gray, including consent --Incorporated by Reference to the Registrant's Registration Statement on Form N-14 (333-57240) filed on March 19, 2001.


     12.  Opinion of Ropes & Gray as to Tax Matters -- Exhibit 1.

     13.  Not applicable.


     14a. Consent of PricewaterhouseCoopers LLP Independent Accountants to the
          Putnam Investment Grade Municipal Trust II -- Incorporated by Reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (333-57240) filed with the SEC on May 3, 2001.

     14b. Consent of PricewaterhouseCoopers LLP Independent Accountants to the
          Putnam Investment Grade Municipal Trust III -- Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (333-57240) filed with the SEC on May 3, 2001.

     15.  Not applicable.


     16a. Power of Attorney -- Incorporated by Reference to Pre-Effective
          Amendement No. 1 and Post-Effective Amendment No. 1 to the Registrant's Registration Statement on N-14 filed with the SEC on May 3, 2001 and July 20, 2001, respectively.

     17a. Report of Independent Accountants to the Putnam Investment Grade
          Municipal Trust II -- Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (333-57240) filed with the SEC on May 3, 2001.

     17b. Report of Independent Accountants to the Putnam Investment Grade
          Municipal Trust III -- Incorporated by Reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (333-57240) filed with the SEC on May 3, 2001.


ITEM 17. UNDERTAKINGS

     (a) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (b) The undersigned Registrant agrees that every prospectus that is filed under paragraph (a) above will be filed as a part of an amendment to this Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Act, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

     (c) The Registrant agrees to file an opinion of counsel supporting the tax consequences of the proposed reorganization as an amendment to this Registration Statement within a reasonable time after receipt of such opinion.

--------------------------------------------------------------------------------

                                     NOTICE

A copy of the Amended and Restated Agreement and Declaration of Trust, as amended, of Putnam Investment Grade Municipal Trust II is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this Registration Statement has been executed on behalf of the Registrant by an officer of the Registrant as an officer and not individually, and the obligations of or arising out of this Registration Statement are not binding upon any of the Trustees, officers, or shareholders of the Registrant individually, but are binding only upon the assets and property of the Registrant.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and The Commonwealth of Massachusetts on July 24, 2001.

                   PUTNAM MUNICIPAL BOND FUND

                 By: Gorden H. Silver, Vice President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-14 has been signed below by the following persons in the capacities and on the date indicated.


SIGNATURE                           TITLE

John A. Hill                        Chairman of the Trustees

George Putnam, III                  President; Principal Executive Officer;
                                    Trustee


Gordon H. Silver                    Vice President


Michael T. Healy                    Principal Accounting Officer;
                                    Assistant Treasurer

Jameson A. Baxter                   Trustee

Charles B. Curtis                   Trustee


Ronald J. Jackson                   Trustee


Paul L. Joskow                      Trustee

Elizabeth T. Kennan                 Trustee


Lawrence J. Lasser                  Trustee


John H. Mullin, III                 Trustee

Robert E. Patterson                 Trustee

A.J.C. Smith                        Trustee

W. Thomas Stephens                  Trustee


W. Nicholas Thorndike               Trustee


                                    By: Gordon H. Silver, as
                                    Attorney-in-Fact
                                    July 24, 2001

                                  EXHIBIT INDEX



16A. Opinion of Ropes & Gray as to Tax Matters -- Exhibit 1.